Form 10-K, Exhibit 13
period 1995-06-30
SANDS REGENT
filed 1995-09-28
CIK 753899

                                                                      EXHIBIT 13

                                      LOGO

LOGO                                                                        LOGO

                               1995 ANNUAL REPORT

THE SANDS REGENT
--------------------------------------------------------------------------------

     The Company owns and operates The Sands Regency Hotel/Casino in downtown Reno, Nevada and, through three wholly-owned subsidiaries, owns Gulfside Casino Partnership which owns and operates the Copa Casino in Gulfport, Mississippi.

RENO, NEVADA PROPERTIES AND OPERATIONS

     The Sands Regency Hotel/Casino, located in Reno, Nevada, has approximately 27,000 square feet of gaming space which offers 18 table games, two keno games and 783 slot machines. The complex has 938 hotel rooms, including 32 suites of various sizes, and also includes three restaurants, a "Winchell's Donut House", a "Pizza Hut", an "Arbys" restaurant operated by a third party, a "Baskin-Robbins" and an "Orange Julius" operated by a third party and four cocktail lounges.

     The Company's facilities also include a gift shop, a video arcade, a beauty/barber shop and a liquor store, each operated by third parties, a health club, a swimming pool and over 10,000 square feet of convention and meeting space which can seat up to 650 people. The Company maintains six parking areas on its main hotel/casino property and adjacent to it, including two parking garages, with a total combined capacity for approximately 1,000 vehicles.

     The Company's property holdings also include a .5 acre lot, located one-half block from the hotel/casino site, used for the Company's personnel office and for storage and a 1.6 acre parcel in Reno on which is located a small motel and a bar.

     The Company's Reno hotel/casino operations are conducted 24 hours a day every day of the year. Although the Company offers, on a very limited basis, complimentary hotel accommodations to select customers. No group arrangements known as "junkets" are conducted.

GULFPORT, MISSISSIPPI PROPERTIES AND OPERATIONS

     The Copa Casino, which is owned and operated by Gulfside Casino Partnership, commenced operations in September 1993. The Company, through a wholly-owned subsidiary, initially owned a 40% equity interest in the Copa Casino. In February 1994, the Company acquired the remaining ownership interest in Gulfside Casino Partnership through the acquisition of Gulfside Casino, Inc., the other partner at that time. The Company now owns 100% of the Copa Casino.

     The Copa Casino is located aboard a 500 foot cruise ship owned by the partnership. In Mississippi, all gaming facilities must be constructed on floating facilities on or juxtapositional to approved navigable waterways. Such facilities need not cruise into the waterways and, as such, become permanently moored as dockside gaming facilities. The Copa Casino is also permanently moored.

     The Copa Casino consists of approximately 24,000 square feet of gaming area located on two decks. The Copa offers 679 slot machines and 29 table games, including craps, roulette, blackjack, caribbean stud, let it ride and poker. In addition, the facility also includes 4 cocktail lounges/bars, a deli-style restaurant, a buffet restaurant operated by a third party and various ancillary services and facilities.

     The Copa Casino is permanently moored dockside at a location known as the "Horseshoe Site." Such location, which is leased to the partnership by the Mississippi Department of Economic and Community Development and the Mississippi State Port Authority, is between the East and West Piers of the Mississippi State Port in Gulfport, Mississippi. This location, which includes 8.3 acres of land based facilities, will accommodate surface parking for approximately 840 vehicles. The leased facilities also include a docking structure which accommodates the Copa Casino ship and will allow for mooring of additional vessels. The docking structure also includes a roadway and pedestrian walk which provides access to the Copa Casino entrance.

     As in Nevada, the Mississippi operations are conducted 24 hours a day every day of the year. Present operations provide for the offering of complimentary food and beverage on a limited basis. Group arrangements, known as "junkets" are not conducted.

TO OUR STOCKHOLDERS
--------------------------------------------------------------------------------
     1995 was a trying year; a year filled with obstacles and impediments. We started 1995 in much the same way as we ended 1994. The trend in depressed revenues from our Reno operation continued due, in part, to increased competition from the new Las Vegas mega-resorts and because of traffic delays on Interstate 80 west of Reno caused by road and bridge repair work during the summer and fall of 1994. Adding to this was the weather. During our second and third fiscal quarters, both Nevada and California experienced unusually high levels of snow and rain which inhibited travel.

     In February, the long awaited Men's American Bowling Congress returned to the Reno area inaugurating Reno's newly constructed state-of-the-art National Bowling Stadium. Continuing through July, this event drew in excess of 100,000 visitors to the Reno area many of whom were guests at our hotel. Our revenues were bolstered as a result of this event but the increase was not sufficient to overcome the decline in revenues that occurred prior to the February commencement date. Our current year fourth quarter operating results attest to the positive impact of the Men's American Bowling Congress. In the fourth quarter, income from operations from our Reno property increased by approximately 14% over the same quarter last year.

     In Mississippi, we have still not successfully achieved satisfactory operating results. During fiscal 1995, the Copa Casino continued to generate a net loss although operating results in the last half of the year were encouraging. The Copa Casino did manage, however, to produce a positive cash flow in fiscal 1995 in spite of being in a very competitive market that has experienced several casino closings in the last year.

     The loss from the Copa Casino is representative of some of the problems we have encountered. In December 1994, two former shareholders of one of our subsidiary companies, Gulfside Casino, Inc., filed a lawsuit against that company. Gulfside Casino, Inc. was acquired by us in February 1994 in order for us to own 100% of the Copa Casino and these two former shareholders were owed monies by Gulfside Casino, Inc. at that time. These former shareholders were to be paid by Gulfside Casino, Inc. whose source of funds is partner distributions from the Copa Casino. The Copa Casino has not made partner distributions because Copa Casino operating results do not warrant distributions. As a result, these former shareholders have not been paid amounts due them under the promissory note obligations and have filed a lawsuit to collect all amounts due and owing.

     In October 1994 and prior to the lawsuit being filed, the Copa Casino received notification from its landlord, the Mississippi State Port Authority, that the State Port Authority would not authorize the construction of a hotel at the Copa Casino's leased site. The Port Authority's refusal was reaffirmed at an August 1995 Port Authority meeting at which we were curtly dismissed. This refusal to allow us to develop our leasehold site appears to be in direct conflict with, and contradicts, our lease agreement with the Port Authority which specifically provides for the construction of a hotel. As a matter of fact, our lease agreement encourages our construction of a hotel since we can extend our lease term for 10 additional years if we build at least a three hundred fifty room hotel.

     Management of the Copa Casino has also encountered difficulties in developing a mooring system or an evacuation plan which will satisfy the hurricane preparedness requirements of the Mississippi Gaming Commission and the Mississippi State Port Authority. After several mooring/anchoring system designs were found to be inappropriate, we finally developed an evacuation plan that appeared to be workable and submitted that plan to the Mississippi Gaming Commission and the Mississippi State Port Authority. The Mississippi Gaming Commission approved our plan, in concept, and will accept it in lieu of a mooring structure once it has been approved by the Mississippi State Port Authority. We are in the process of responding to Port Authority inquiries and remain hopeful that all issues can be adequately addressed. The Mississippi Gaming

--------------------------------------------------------------------------------
Commission granted us a provisional gaming license at our relicensing hearing in August 1995. Such provisional license was issued through December 1, 1995 and will be renewed for the normal two year period once the Mississippi State Port Authority has approved our evacuation plan.

     Despite the trials, tribulations and frustrations of 1995, the future is exciting. In Reno, there are new challenges that will require us to grow and change. A new mega-resort has entered the Reno market and some of our other competitors are also expanding their existing hotel-casinos. In the near-term, these new facilities have, and will, put pressure on our resources and revenues because new market areas have not been appropriately developed. In the long-term, new visitors should be attracted to Reno and we will endeavor to position ourselves to be a benefactor of this growth.

     In Mississippi, we will continue various marketing efforts to expand our customer base and to attract repeat business. The 1995 write-down of long-lived assets to estimated net realizable values, relating to our Mississippi operations, will benefit future earnings through reduced depreciation and amortization expense. We will continue to pursue approval of our hurricane evacuation plan and will also continue efforts to obtain approval to develop our leasehold site. Development of our leasehold site is ultimately necessary in order for us to achieve future successes and to remain competitive.

     We have seen difficult times before and are optimistic that we will see great successes in the future. We are thankful for our spirited and loyal employees in Reno and Mississippi and appreciate our many guests who are our reason for existence.

                                        Respectfully,

                                        /s/ Pete Cladianos, Jr.
                                        -----------------------------------
                                        Pete Cladianos, Jr.
                                        President and Chief Executive Officer

Reno, Nevada
September 27, 1995

THE SANDS REGENT
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
For the years ended June 30,

                                            1995        1994        1993        1992        1991
                                          --------     -------     -------     -------     -------
                                               (Dollars in thousands, except per share data)
STATEMENT OF
  OPERATIONS DATA:
  Operating revenues(1)                   $ 60,973     $51,446     $43,877     $41,264     $38,666
  Income (loss) from operations            (11,748)      8,178       8,608       7,633       5,498
  Net income (loss)                        (11,428)      7,730       5,481       4,877       4,487
  Net income (loss) per share             $  (2.54)    $  1.76     $  1.27     $   .97     $   .67
  Cash dividends per share                $    .20     $   .20     $   .20     $   .15          --
OPERATING DATA:
  Casino square footage(2)                  51,000      51,000      27,000      27,000      27,000
  Number of slot machines(2)                 1,459       1,483         783         783         766
  Number of hotel rooms(2)                     938         938         938         938         938
  Average hotel occupancy rate                87.1%       89.7%       89.0%       89.3%       85.7%
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
     investments(2)                       $ 12,214     $ 9,804     $ 3,274     $ 9,674     $11,971
  Total assets(2)                           66,253      82,268      56,559      53,917      57,344
  Long-term debt(2)                         17,808      27,559      13,676      14,448       1,851
  Total stockholders' equity(2)             31,849      44,138      35,423      30,719      48,694

---------------

(1) Revenues are net of complimentaries.

(2) Information presented as of the end of the period.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
COMPARISON OF 1995 TO 1994

     A significant reason for the increases in revenue and costs and expenses in fiscal 1995, compared to fiscal 1994, is due to the consolidation of Gulfside Casino Partnership ("GCP") operating results for all of fiscal 1995. The Company increased its ownership in GCP, which owns and operates the Copa Casino, to 100% in February 1994 when the Company acquired all of the issued and outstanding capital stock of Gulfside Casino, Inc. ("GCI"). Prior to such acquisition, the Company, through a wholly owned subsidiary, held a 40% equity ownership interest in GCP and accounted for it under the equity method of accounting.

     For the year ended June 30, 1995, revenues increased to $61 million compared to $51.4 million for fiscal 1994. Such increase is due to the inclusion of Copa Casino revenues, on a consolidated basis, for the entire 1995 fiscal year. For the same comparable annual periods, income from operations decreased from $8.1 million in fiscal 1994 to a loss from operations of approximately $11.7 million in fiscal 1995 and net income decreased from $7.7 million, or $1.76 per share, to a net loss of $11.4 million or $2.54 per share. The decrease in income from operations is primarily a result of the recognition of an impairment in value of long-lived assets of the Copa Casino and GCI of $17.5 million and a decline in revenues and profits from the Reno operations. Net income and net income per share decreased because of the decrease in income from operations and due to a non-recurring $5.1 million pre-tax gain from the sale of non-operating real property in Reno, Nevada that occured in fiscal 1994. Management believes that the decline in Reno revenue and profits is due to adverse weather conditions in Nevada and California during the second and third quarters of fiscal 1995, increased competition from the new Las Vegas mega-resorts and construction delays on Interstate 80 west of Reno, which is a major artery to Northern California, during the first fiscal quarter.

     The decrease in lodging revenue of $315,000 in the year ended June 30, 1995, compared to the prior year, is due to a decrease in hotel occupancy and the sale of a motel property. Sold by the Company in March 1994, the motel property contributed approximately $223,000 to lodging revenue in fiscal 1994. Occupancy at the Reno, Nevada hotel (the Copa Casino does not have hotel/motel rooms) decreased from 89.7% in fiscal 1994 to 87.1% in fiscal 1995. For the same comparable periods, the average room rate increased slightly from approximately $32 to $33.

     The increase in gaming revenue of $11.6 million is composed of gaming revenue from the Copa Casino of $13.1 million which was offset by a decrease in gaming revenue at the Sands Regency in Reno of approximately $1.5 million. The decrease in gaming revenue in Reno, which is primarily slot revenue, is due to the decrease in hotel occupancy and a decrease in gaming revenue per occupied room. Gaming revenue per occupied room decreased from $79 in the year ended June 30, 1994 to $77 in the year ended June 30, 1995.

     The increase in food and beverage revenue of $837,000 includes the addition of Copa Casino revenue of $1 million. Such increase was offset by a decrease in revenue from the Reno operation due to the decrease in hotel occupancy. The related increase in food and beverage costs and expenses of $539,000 is primarily due to the addition of Copa Casino results of operations. Costs and expenses from the Reno operation did not decrease proportionally, relative to the decrease in revenue, due to an increase in food and beverage product costs.

     The decrease in other revenue of $2.1 million is composed of a decrease in retail liquor store sales from the Reno operation of $2.7 million which has been partially offset by additional other revenue from the Copa Casino of $462,000. In August 1994, the retail liquor store business, which was operated by the Company, was

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
-------------------------------------------------------------------------------
sold to a third party. Such third party now operates the retail liquor store in Company owned facilities for rent and other consideration paid to the Company. The related decrease in other costs and expenses of $2.6 million is principally due to the elimination of costs and expenses associated with the retail liquor store.

     The increases in complimentary lodging, food and beverage, deducted from revenue, and gaming costs and expenses of $466,000 and $7.3 million, respectively, are primarily due to the inclusion of the Copa Casino. Approximately $339,000 of the increase in gaming costs and expenses is attributable to the Reno operation and includes increases in salaries, wages and benefits, the cost of complimentary goods and services provided to patrons and general operating supplies.

     The increase in lodging costs and expenses of $510,000 is primarily due to an increase in hotel salaries, wages and benefits in Reno. Certain general salary, wage and benefit increases were implemented, primarily in fiscal 1995, in order to remain competitive. The increases in maintenance and utilities and general and administrative costs and expenses of $1.2 million and $3.6 million, respectively, are principally due to the addition of Copa Casino results of operations. The Copa Casino general and administrative costs and expenses include significant advertising, marketing and promotional costs.

     The recognition of an impairment of long-lived assets of $17.5 million in fiscal 1995 was made on a basis consistent with the provisions of recently issued accounting standards and consists of a write-down of Copa Casino property and equipment of $10.7 million and the write-off of goodwill, which originated when GCI was purchased in February 1994, of approximately $6.8. The impairment was based upon current political and market conditions and an analysis of projected undiscounted future cash flows. Future operating results will be positively impacted due to the elimination of goodwill amortization expense and reduced depreciation expense.

     The increase in depreciation and amortization of $1.3 million is due to additional depreciation from the Copa Casino of $1 million and the added amortization of goodwill of $244,000 associated with the acquisition of GCI in February 1994. The remaining goodwill associated with GCI has been written-off in fiscal 1995 and is included in the impairment of long-lived assets.

     The slight decrease in interest and other income of approximately $35,000 is due to the non-inclusion of interest earned on advances to GCP of approximately $284,000 in the year ended June 30, 1994 which was then included on a pre-consolidation basis. Upon consolidation in the current year, such intercompany income/expense items are eliminated. The above decrease was partially offset by an increase in interest income from the Reno operation as a result of the investment of additional excess funds in the current fiscal year as compared to the prior fiscal year.

     The increase in interest expense of $1.3 million in the year ended June 30, 1995, compared to the year ended June 30, 1994, is partially a result of additional interest expense from the Copa Casino of $406,000 and from GCI of $237,000. In addition, interest expense increased by approximately $619,000 as a result of additional borrowings by the Company, in fiscal 1994, to finance the operation and expansion of the Copa Casino at interest rates higher in the current fiscal year than in the comparable prior fiscal year. The interest expense of GCI is to former shareholders of GCI and has not been paid by GCI.

     The equity in loss of unconsolidated affiliate in fiscal 1994 represents the Company's proportionate share, under the equity method of accounting, of loss from GCP that occurred prior to the date of acquisition of GCI and the associated remaining interest in GCP in February 1994. Subsequent to such date, the results of operations of GCP are included on a consolidated basis.

-------------------------------------------------------------------------------
     The increase in the effective income tax rate or, alternatively, decrease in income tax benefit rate, in the current year compared to the prior year, is the result of the current year write-off of goodwill through an increase in amortization expense of $244,000 and the ultimate elimination of the remaining goodwill balance of $6.8 million upon recording the impairment in long-lived assets. The write-off of goodwill is not deductible for income tax purposes.

     As is true for other hotel/casinos in the Reno area, demand for the Company's facilities declines in the winter. Operating margins and, to a lesser extent, revenues are lower during the second and third fiscal quarters due to lower room rates and a lower level of gaming play per occupied room. The Sands Regent is not affected as severely as many other hotel/casinos in the Reno area because the Company attracts high levels of group business during that period. This group business and the Company's flexible pricing strategy have enabled the Company to maintain relatively high levels of hotel occupancy. Management anticipates that the trend of experiencing lower operating margins in the second and third quarters of each fiscal year will continue.

     It appears that such seasonal trends are also applicable to the Copa Casino in Gulfport, Mississippi. However, because of the limited amount of time that the Copa has been in operation, the limited amount of time that gaming has existed on the Mississippi gulfcoast and the rapid expansion of gaming in Mississippi and nearby Louisiana, the nature and extent of seasonal fluctuations, if any, are subject to change.

     The Copa Casino, which opened in September 1993, is not presently generating positive earnings results. It is, however, generating positive earnings before interest, income taxes, depreciation and amortization ("EBITDA"). For the year ended June 30, 1995, the Copa Casino, on a stand alone basis, incurred a net loss of approximately $12.4 million, which included a write-down of long-lived assets of $10.7 million. As of June 30, 1995, the Copa Casino had a working capital deficiency of approximately $600,000 which is an improvement over the prior year working capital deficiency of almost $1.5 million. Management believes that these unsatisfactory operating results are primarily due to the rapid expansion of gaming in Mississippi and Louisiana.

     Management has undertaken various marketing actions in order to expand the Copa Casino's customer base including advertising efforts and special promotional events and programs designed to attract local residents and senior citizens. Cost containment actions to improve operational efficiency have also been successfully implemented. Management has sought approval to construct land-based facilities, which are planned to include a hotel, and has requested approval to replace its floating casino facility. Such approvals, which are required from the GCP's landlord, the Mississippi State Port Authority at Gulfport (the "Port Authority"), have to date been refused. Management believes that development of its leasehold site is necessary in order for the Copa Casino to be ultimately successful and will continue to pursue obtaining the necessary required approvals. There are no assurances that such efforts will succeed. As of June 30, 1995, the Company's net investment in and advances to GCP and GCI was approximately $6.7 million.

     The Copa Casino has also been put on notice by the Port Authority that it must have an approved hurricane evacuation plan as specified in the lease between the Copa Casino and the Port Authority. Failure to have an acceptable plan will subject the Copa Casino to legal actions including the possible termination of the lease agreement. The Copa Casino updated its plan in August 1995 and submitted such plan to the Port Authority and the Mississippi Gaming Commission. The Gaming Commission approved the plan, subject to approval by the Port Authority, and issued the Copa Casino a provisional three-month gaming license at the Copa Casino's August 1995 relicensure hearing. The Mississippi Gaming Commission indicated that it would

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
-------------------------------------------------------------------------------
issue a standard two-year gaming license after the Port Authority has reviewed and approved the plan.

     The Port Authority has been continuously reviewing this updated hurricane evacuation plan and has made various inquiries of the Copa Casino. Copa Casino management has been, and is in the process of, responding to these Port Authority inquiries and comments and is of the belief that all issues can be adequately addressed.

COMPARISON OF 1994 TO 1993

     As a result of the acquisition of Gulfside Casino, Inc. ("GCI") on February 25, 1994, the Company increased its ownership in Gulfside Casino Partnership ("GCP") to 100%, and, the results of operations and cash flows of GCI and GCP, which operates the Copa Casino, have been consolidated with the Company's results of operations and cash flows from the date of acquisition. Prior to such acquisition, the Company held a 40% equity ownership interest in GCP and accounted for it under the equity method of accounting. A significant reason for the increases in revenue and costs and expenses in fiscal 1994, compared to fiscal 1993, is due to the inclusion of the results of operations of GCP upon consolidation. The Copa Casino commenced operations in September 1993.

     For the year ended June 30, 1994, net income increased to $7.7 million compared to $5.5 million for fiscal 1993 and income per share increase from $1.27 to $1.76. Revenues increased from $43.9 million in fiscal 1993 to $51.4 million in fiscal 1994. The increase in revenue is primarily due to the inclusion of Copa Casino revenues. The increase in net income is due to a $5.1 million pre-tax gain from the sale of non-operating real property in Reno, Nevada. This gain was partially offset by a $1.1 million flow-through loss, which consisted primarily of preopening costs, from the Copa Casino prior to February 25, 1994.

     The increase in lodging revenue of $212,000 in the year ended June 30, 1994, compared to the prior year, is due to an increase in hotel occupancy at the Reno, Nevada hotel (the Copa Casino does not have hotel/motel rooms) and an increase in the average room rate. Hotel occupancy increased from 89% in fiscal 1993 to 89.7% in fiscal 1994. For the same comparable periods, the average room rate increased from approximately $31 to $32.

     The increase in gaming revenue of $7.3 million is due to the inclusion of Copa Casino revenue from February 25, 1994 through June 30, 1994 of $7.6 million. Such increase was slightly offset by a decrease in gaming revenue, primarily slot revenue, at the Reno operation in May and June 1994. Gaming revenue per occupied room in Reno decreased from approximately $83 in the last quarter of fiscal 1993 to $77 in the fourth quarter of fiscal 1994.

     The increase in food and beverage revenue of $635,000 is significantly due to revenue from the Copa. Such increase was partially offset by a slight decrease in revenue of $162,000 as a result of the subletting of "Baskin-Robbins", previously operated by the Company, to an unrelated third party in June 1993. The related increase in food and beverage costs and expenses of $411,000 is likewise attributable to including Copa Casino operating results. Such increase was offset by reduced costs and expenses from the elimination of "Baskin-Robbins" of $159,000.

     The decrease in other revenue of $264,000 is composed of a decrease in retail liquor store sales at the Reno operation of approximately $146,000 and a loss on disposal of property from the Copa Casino of

-------------------------------------------------------------------------------
$166,000. Such loss was due to the abandonment of leasehold improvements at the Copa Casino's temporary site when the ship was relocated to the permanent site in April 1994.

     The increases in complimentary lodging, food and beverage, deducted from revenue, and gaming costs and expenses of $352,000 and $3.6 million, respectively, are primarily due to the inclusion of the Copa Casino. Gaming costs and expenses decreased by approximately $284,000, from fiscal 1993 to fiscal 1994, as a result a decrease in Canadian currency discount expense. The Company, like other casinos in the Reno area, exchanges Canadian currency at a rate which is less than the official exchange rate in order to attract and retain Canadian business. The rate offered to Canadian guests in fiscal 1994 more closely approximated the official exchange rate than in fiscal 1993.

     The slight increase in other costs and expenses is composed of a reduction in liquor store costs of $106,000 as a result of reduced sales revenue. Such reduction was offset by other operating costs and expenses includable from the Copa Casino from February 25, 1994 forward. The increases of $726,000 and $2.8 million in maintenance and utilities and general and administrative costs and expenses, respectively, are principally due to the addition of Copa Casino results of operations.

     The increase in depreciation and amortization of $563,000 is due to depreciation from the Copa Casino of $436,000 from February 25 to June 30, 1994 and the amortization of goodwill of $122,000 associated with the acquisition of GCI in February 1994.

     The increase in interest and other income of $76,000, in fiscal 1994 compared to fiscal 1993, is due to interest earned on advances to GCP prior to the date of acquisition of GCI of approximately $194,000. Such increase was partially offset by a decrease in interest earned on excess invested cash due to the reduction in such funds available for investment in fiscal 1994.

     The increase in interest and other expense is primarily composed of the inclusion of interest expense of the Copa Casino of $93,000, interest expense of GCI to former shareholders of GCI of $123,000 and an increase associated with the Company's variable rate bank debt of $157,000. The amount of variable rate bank debt increased from fiscal 1993 to fiscal 1994 as did the associated interest rates.

     The equity in loss of unconsolidated affiliate represents the Company's proportionate share, under the equity method of accounting, of loss from GCP that occurred prior to the date of acquisition of GCP in February 1994. Subsequent to such date, the results of operations of GCP are included on a consolidated basis. Approximately $912,000 of the $1.1 million loss is due to the one-time write-off of pre-opening costs when the Copa Casino opened in September 1993.

CAPITAL RESOURCES AND LIQUIDITY

     The Company's working capital decreased from $4.8 million at June 30, 1994 to a deficit of $2.2 million at June 30, 1995. Such decrease was principally due to the reclassification of certain debt obligations from long-term to a current liability. Payments under these obligations, evidenced by promissory notes, are due by GCI to two former shareholders and are past due. In accordance with the terms of the promissory notes, the $6 million balances, previously payable in installments through 1998, have been accelerated and are now classified as current obligations.

     At June 30, 1995, cash, cash equivalents and short-term investments increased to $12.2 million compared to $9.8 million at June 30, 1994. Cash and cash equivalents provided from operating activities for the years ended June 30, 1995, 1994 and 1993 was $7.3 million, $7.5 million and $8.4 million respectively. Although

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
-------------------------------------------------------------------------------
funds and working capital are generally generated from operations and borrowings to finance capital expenditures, approximately $5.7 million in cash was generated in fiscal 1994 from the sale of nonoperating real property in Reno, Nevada. In fiscal 1994, cash was also generated through the issuance of long-term debt of $5.5 million. In fiscal 1995, cash of $1.7 million was used for the net acquisition of short-term investments, which management considers to be equivalent to cash. In fiscal 1994 and 1993, cash was generated from the net disposal of short-term investments of $293,000 and $909,000, respectively.

     Uses of cash included the Company's payment of dividends in the amounts of $899,000, $877,000 and $865,000 and payments of long-term debt of $703,000,
$419,000 and $2.5 million in fiscal years 1995, 1994 and 1993, respectively. Cash was also utilized for the acquisition of property and equipment in the amounts of $2.7 million, $4 million and $1.5 million in the years ended June 30, 1995, 1994 and 1993, respectively. Approximately $3 million of property and equipment acquired in fiscal 1994 represented original property purchases of the Copa Casino after GCI was acquired in February 1994 and included in the consolidated group. The remaining property and equipment acquisition amounts, for the years indicated, represent primarily furniture, fixtures and equipment replacements and additions. Cash payments of $756,000 in fiscal 1995 and $962,000 in fiscal 1994 were made to satisfy accounts payable for the preceeding years purchase of property and equipment items.

     The Company also advanced cash to GCP, prior to the Company's acquisition of GCI in February 1994, of $4.8 million in fiscal 1994 and $9.9 million in fiscal 1993. Subsequent to the acquisition of GCI, an additional $2.9 million was advanced to GCP by the Company in fiscal 1994. The Company also expended approximately $1.8 million in fiscal 1994 to acquire a 100% ownership interest in GCI which is net of the cash acquired upon the consolidation of GCI and GCP of $1.6 million.

     As of June 30, 1995, the Company held cash, cash equivalents and short-term investments in excess of cash needed for the operation of its hotel/casino in Reno, Nevada and casino in Gulfport, Mississippi of approximately $9 million. Such amount is available for expansion, investment and other opportunities that the Company may find attractive. The Company generally invests its excess cash in securities which are readily marketable and are not subject to significant market value fluctuations.

     The Company presently has local government approval for a major expansion program to be constructed on Company owned properties in Reno, Nevada. As presently approved, construction is to be completed in phases with construction of the next phase, which includes a 5,500 square foot casino expansion, to commence in the spring of 1996. The subsequent phases would include adding in excess of 300 additional hotel rooms, gaming space and other ancillary services and a parking structure. The total estimated cost of the expansion project, if undertaken, is $40 million. It is presently anticipated that the cost of the first phase would be $1.5 million and that approximately $750,000 may be expended in 1996 with the balance paid in 1997. The Company expects to finance this first phase by use of available cash and funds generated from operations.

     If some or all of the phases of the proposed expansion program are undertaken, potential sources of financing may include bank or other debt, public equity securities, available cash and funds generated from operations, public equity securities, or a combination of these sources. The Company does not anticipate beginning construction on any phase subsequent to the first phase without arranging all or substantially all of the financing of such phase. Properties presently owned by the Company and adjacent to the hotel/casino complex are available for the entire expansion project.

     Inflation has had very little impact on the Company's operating results. Cost and expense increases have been passed on to the customers through moderate price increases, higher table limits and upgraded slot machine denominations.

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

To the Board of Directors and
  Shareholders of The Sands Regent:

     We have audited the accompanying consolidated balance sheets of The Sands Regent and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Sands Regent and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 5 to the consolidated financial statements, during the year ended June 30, 1995 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and reported a loss for impairment of long-lived assets of $17.5 million.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
RENO, NEVADA
AUGUST 11, 1995

THE SANDS REGENT
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
June 30, 1995 and 1994

                                                                    1995                1994
                                                                ------------        ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                     $ 10,356,150        $  9,669,049
  Short-term investments                                           1,857,503             135,000
  Accounts and notes receivable, less allowance for
     possible losses of $147,000 and $111,000                        477,352             330,071
  Inventories                                                        719,052           1,116,568
  Prepaid federal income taxes                                            --             178,955
  Deferred federal income tax asset                                   15,543                  --
  Prepaid expenses and other assets                                  946,374           1,135,736
                                                                 -----------         -----------
          Total current assets                                    14,371,974          12,565,379
PROPERTY AND EQUIPMENT:
  Land                                                             8,101,601           8,101,601
  Buildings, ship and improvements                                45,106,360          53,638,941
  Equipment, furniture and fixtures                               20,974,442          21,793,684
  Construction in progress                                           507,131             236,207
                                                                 -----------         -----------
                                                                  74,689,534          83,770,433
  Less accumulated depreciation and amortization                  25,986,710          22,963,543
                                                                 -----------         -----------
                                                                  48,702,824          60,806,890
OTHER ASSETS:
  Deferred federal income tax asset                                1,526,589                  --
  Goodwill                                                                --           7,195,088
  Note receivable                                                  1,250,898           1,258,445
  Other                                                              401,007             442,486
                                                                 -----------         -----------
                                                                   3,178,494           8,896,019
                                                                 -----------         -----------
                                                                $ 66,253,292        $ 82,268,288
                                                                 ===========         ===========

------------

See notes to consolidated financial statements.

--------------------------------------------------------------------------------

                                                                    1994                1993
                                                                ------------        ------------
LIABILITIES AND STOCKHOLDERS'
  EQUITY
CURRENT LIABILITIES:
  Accounts payable                                              $  2,046,893        $  3,474,630
  Accrued salaries, wages and benefits                             1,886,964           1,668,231
  Other accrued expenses                                           1,316,883             712,479
  Federal income taxes payable                                       384,210                  --
  Deferred federal income tax liability                                   --             168,058
  Current maturities of long-term debt                            10,905,995           1,721,624
                                                                ------------        ------------
          Total current liabilities                               16,540,945           7,745,022
LONG-TERM DEBT                                                    17,807,655          27,558,996
DEFERRED FEDERAL INCOME TAX LIABILITY                                     --           2,732,385
OTHER                                                                 56,151              93,579
COMMITMENTS AND CONTINGENCIES                                             --                  --
STOCKHOLDERS' EQUITY:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized, none issued                                              --                  --
  Common stock, $.05 par value, 20,000,000 shares authorized,
     6,898,722 and 6,892,722 shares issued                           344,936             344,636
  Additional paid-in capital                                      13,073,803          13,036,603
  Retained earnings                                               40,784,637          53,111,902
                                                                ------------        ------------
                                                                  54,203,376          66,493,141
  Treasury stock, at cost; 2,400,000 shares                     (22,354,835)        (22,354,835)
                                                                ------------        ------------
          Total stockholders' equity                              31,848,541          44,138,306
                                                                ------------        ------------
                                                                $ 66,253,292        $ 82,268,288
                                                                  ==========          ==========

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
For the years ended June 30, 1995, 1994, 1993

                                                         1995            1994            1993
                                                     ------------     -----------     -----------
OPERATING REVENUES:
  Gaming                                             $ 43,601,124     $31,990,341     $24,650,583
  Lodging                                               9,805,719      10,120,918       9,908,708
  Food and beverage                                     8,195,340       7,357,963       6,723,221
  Other                                                 1,850,111       3,990,280       4,254,589
                                                      -----------     -----------     -----------
                                                       63,452,294      53,459,502      45,537,101
  Less complimentary lodging, food and
     beverage included above                            2,479,087       2,013,048       1,660,385
                                                      -----------     -----------     -----------
                                                       60,973,207      51,446,454      43,876,716
                                                      -----------     -----------     -----------
OPERATING COSTS AND EXPENSES:
  Gaming                                               21,826,156      14,517,504      10,952,071
  Lodging                                               5,193,683       4,683,308       4,741,756
  Food and beverage                                     6,724,601       6,185,677       5,774,301
  Other                                                   960,201       3,533,687       3,520,504
  Maintenance and utilities                             4,222,854       2,999,173       2,273,269
  General and administrative                           11,878,463       8,261,707       5,482,528
  Impairment of long-lived assets                      17,496,282              --              --
  Depreciation and amortization                         4,418,769       3,087,613       2,523,868
                                                      -----------     -----------     -----------
                                                       72,721,009      43,268,669      35,268,297
                                                      -----------     -----------     -----------
INCOME (LOSS) FROM OPERATIONS                         (11,747,802)      8,177,785       8,608,419
                                                      -----------     -----------     -----------
OTHER INCOME (DEDUCTIONS):
  Interest and other income                               549,978         584,950         509,247
  Interest expense                                     (2,562,889)     (1,300,644)       (926,785)
  Equity in loss of unconsolidated affiliate                   --      (1,077,537)        (56,987)
  Gain on disposition of non-operating property                --       5,197,874              --
                                                      -----------     -----------     -----------
                                                       (2,012,911)      3,404,643        (474,525)
                                                      -----------     -----------     -----------
INCOME (LOSS) BEFORE INCOME TAXES                     (13,760,713)     11,582,428       8,133,894
INCOME TAX (PROVISION) BENEFIT                          2,332,892      (3,852,531)     (2,652,566)
                                                      -----------     -----------     -----------
NET INCOME (LOSS)                                    $(11,427,821)    $ 7,729,897     $ 5,481,328
                                                      ===========     ===========     ===========
NET INCOME (LOSS) PER SHARE                          $      (2.54)    $      1.76     $      1.27
                                                      ===========     ===========     ===========
WEIGHTED AVERAGE SHARES OUTSTANDING                     4,497,588       4,395,100       4,327,254
                                                      ===========     ===========     ===========

---------------

See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For the years ended June 30, 1995, 1994, 1993

                             Common Stock        Additional                      Treasury Stock
                         ---------------------    Paid-in      Retained     ------------------------
                           Shares     Amount      Capital      Earnings       Shares       Amount         Total
                         ----------  ---------  ------------  -----------   ----------  ------------   -----------
BALANCES, JULY 1, 1992    6,721,722  $ 336,086  $ 11,095,153  $41,642,715    2,400,000  $(22,354,835)  $30,719,119
Net income                       --         --            --    5,481,328           --            --     5,481,328
Shares issued on
  exercise of stock
  options                    14,000        700        86,800           --           --            --        87,500
Cash dividends
  ($.20 per share)               --         --            --     (865,444)          --            --      (865,444)
                          ---------    -------   -----------  -----------    ---------  ------------   -----------
BALANCES, JUNE 30, 1993   6,735,722    336,786    11,181,953   46,258,599    2,400,000   (22,354,835)   35,422,503
Net income                       --         --            --    7,729,897           --            --     7,729,897
Shares issued on
  exercise of stock
  options                    16,000        800        99,200           --           --            --       100,000
Shares issued for
  acquisition of
  subsidiary                141,000      7,050     1,755,450           --           --            --     1,762,500
Cash dividends
  ($.20 per share)               --         --            --     (876,594)          --            --      (876,594)
                          ---------    -------   -----------  -----------    ---------  ------------   -----------
BALANCES, JUNE 30, 1994   6,892,722    344,636    13,036,603   53,111,902    2,400,000   (22,354,835)   44,138,306
Net loss                         --         --            --  (11,427,821)          --            --   (11,427,821)
Shares issued on
  exercise of stock
  options                     6,000        300        37,200           --           --            --        37,500
Cash dividends
  ($.20 per share)               --         --            --     (899,444)          --            --      (899,444)
                          ---------    -------   -----------  -----------    ---------  ------------   -----------
BALANCES, JUNE 30, 1995   6,898,722  $ 344,936  $ 13,073,803  $40,784,637    2,400,000  $(22,354,835)  $31,848,541
                          =========    =======   ===========  ===========    =========  ============   ===========

---------------

See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS
OF CASH FLOWS
--------------------------------------------------------------------------------
For the years ended June 30, 1995, 1994, 1993

                                                            1995          1994           1993
                                                        ------------   -----------   ------------
OPERATING ACTIVITIES:
  Net income (loss)                                     $(11,427,821)  $ 7,729,897   $  5,481,328
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation and amortization                         4,418,769     3,087,613      2,523,868
     Impairment of long-lived assets                      17,496,282            --             --
     (Gain) loss on disposal of property and equipment        78,322    (4,983,998)           497
     Noncash interest income from unconsolidated
       affiliate                                                  --      (302,363)       (96,491)
     Equity in loss of unconsolidated affiliate                   --     1,077,537         56,987
     Amortization of imputed interest expense                 17,100        60,900             --
     (Increase) decrease in accounts and notes
       receivable                                           (147,281)       44,794        (24,037)
     (Increase) decrease in inventories                      397,516      (202,794)       (34,748)
     Decrease in prepaid expenses and other current
       assets                                                189,362       494,147         51,912
     Decrease in other assets                                 31,273        25,764         41,123
     Increase (decrease) in accounts payable                (612,013)     (499,437)       144,507
     Increase (decrease) in accrued salaries,
       wages and benefits                                    218,733      (559,254)       152,030
     Increase in other accrued expenses                      604,404       180,857         25,669
     Increase (decrease) in federal income taxes
       payable                                               563,165      (894,084)        60,155
     Change in deferred federal income taxes              (4,442,575)    2,271,615         42,411
     Decrease in other liability                             (37,428)           --             --
                                                        ------------   -----------   ------------
          Net cash provided by operating activities        7,347,808     7,531,194      8,425,211
                                                        ------------   -----------   ------------
INVESTING ACTIVITIES:
  Purchase of short-term investments                      (3,251,250)      (10,000)    (6,728,791)
  Sale and maturity of short-term investments              1,528,747       303,394      7,638,697
  Payments received on note receivable                         7,547         2,555             --
  Additions to property and equipment                     (2,657,280)   (3,983,943)    (1,481,989)
  Proceeds from sale of property, equipment and other
     assets                                                   32,756     6,062,445         36,073
  Investment in and advances to unconsolidated
     affiliate                                                    --    (4,761,403)    (9,922,459)
  Payments to acquire company and related note
     receivable, net of cash acquired                             --    (1,787,641)            --
                                                        ------------   -----------   ------------
          Net cash used in investing activities           (4,339,480)   (4,174,593)   (10,458,469)
                                                        ------------   -----------   ------------

---------------

See notes to consolidated financial statements.

--------------------------------------------------------------------------------

                                                            1995          1994           1993
                                                        ------------   -----------   ------------
FINANCING ACTIVITIES:
  Payment of accounts payable for prior year purchases
     of property and equipment                          $   (756,487)  $  (962,360)  $         --
  Issuance of long-term debt                                      --     5,500,000             --
  Long-term debt issuance costs                                   --            --       (137,785)
  Payments on long-term debt                                (702,796)     (418,947)    (2,540,968)
  Issuance of common stock                                    37,500       100,000         87,500
  Payment of dividends on common stock                      (899,444)     (876,594)      (865,444)
                                                        ------------   -----------   ------------
          Net cash provided by (used in) financing
            activities                                    (2,321,227)    3,342,099     (3,456,697)
                                                        ------------   -----------   ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             687,101     6,698,700     (5,489,955)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               9,669,049     2,970,349      8,460,304
                                                        ------------   -----------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $ 10,356,150   $ 9,669,049   $  2,970,349
                                                        ============   ===========   ============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Note receivable acquired upon sale of
     property and equipment                             $         --   $ 1,261,000   $         --
                                                        ============   ===========   ============
  Property and equipment acquired by accounts payable   $     59,489   $   844,190   $         --
                                                        ============   ===========   ============
  Accounts payable converted to long-term debt          $    118,726   $        --   $         --
                                                        ============   ===========   ============
  Other liabilities included in investment in and
     advances to unconsolidated affiliate               $         --   $    38,684   $     54,895
                                                        ============   ===========   ============
  Issuance of common stock to acquire company           $         --   $ 1,762,500   $         --
                                                        ============   ===========   ============
  Interest paid, net of amount capitalized              $  2,254,248   $ 1,400,993   $    947,822
                                                        ============   ===========   ============
  Federal income taxes paid                             $  1,550,000   $ 2,475,000   $  2,550,000
                                                        ============   ===========   ============

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
For the years ended June 30, 1995, 1994, 1993

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of The Sands Regent and its wholly-owned subsidiaries Zante, Inc. ("Zante"), Patrician, Inc. ("Patrician"), Artemis, Inc. ("Artemis") and Gulfside Casino, Inc. ("GCI"), and Gulfside Casino Partnership ("GCP") (together the "Company"). Patrician, GCI and Artemis are the sole partners in GCP. All of the issued and outstanding stock of GCI was acquired by The Sands Regent on February 25, 1994. Such acquisition has been accounted for under the purchase method of accounting. Artemis was formed by the Company and became the third partner in GCP in April 1995.

     Prior to the acquisition of GCI, the Company accounted for its 40% equity investment in GCP under the Equity Method of Accounting. Upon acquisition of a 100% interest in GCP, the accounts of GCP have been consolidated with those of the Company. Such consolidation includes the results of operations and cash flows of GCI and GCP from the date of acquisition forward.

     All significant intercompany balances and transactions have been eliminated in consolidation.

(b) NATURE OF OPERATIONS

     The Company owns and operates The Sands Regency Hotel/Casino in Reno, Nevada and the Copa Casino in Gulfport, Mississippi. The Copa Casino, which is owned by GCP, was licensed and commenced operations in September 1993. The Company's operations are conducted in the hotel-casino industry and include gaming activities, hotel, restaurant and other related support facilities. Because of the integrated nature of these operations, the Company is considered to be engaged in one industry segment.

     Casino operations are subject to extensive regulation in the States of Nevada and Mississippi by the respective state Gaming Authorities. Management believes that the Company's procedures for supervising casino operations and recording casino and other revenues comply in all material respects with the applicable regulations.

(c) OPERATING REVENUES

     In accordance with industry practice, the Company recognizes as casino revenue the net win from gaming activities, which is the difference between gaming wins and losses.

     Lodging, food and beverage furnished without charge to customers are included in gross revenues at a value which approximates retail and then deducted as complimentary services to arrive at net revenues. The cost of such complimentary services is charged to gaming operating costs and expenses.

     The estimated costs of providing the complimentary services are as follows:

                                                        1995           1994           1993
                                                     ----------     ----------     ----------
    Hotel                                            $  215,661     $  218,288     $  206,779
    Food and beverage                                 2,185,106      1,458,350      1,250,280
    Other                                                32,896         19,057         46,448
                                                     ----------     ----------     ----------
                                                     $2,433,663     $1,695,695     $1,503,507
                                                     ==========     ==========     ==========

--------------------------------------------------------------------------------

     Other operating revenue is comprised of hotel/casino ancillary services including a retail liquor store owned and operated by the Company through August 1994 at which time the business was sold to a third party. Related costs and expenses are included in other operating costs and expenses.

(d) CASH AND CASH EQUIVALENTS

     Cash equivalents include all short-term investments with an original maturity of three months or less. Such investments, carried at cost which approximates market, are readily marketable with no significant investment in any individual issuer.

(e) SHORT-TERM INVESTMENTS

     Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115- "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that unrealized gains and losses on securities defined as "available-for-sale" will be excluded from income and be reported in a separate component of stockholders' equity. Securities that the Company has the ability and positive intent to hold to maturity are classified as "held-to-maturity" and are reported at the lower of aggregate cost or market. As of June 30, 1995, all of the Company's investments are classified as available-for-sale.

(f) INVENTORIES

     Inventories consist primarily of food, beverage and operating supplies and are stated at the lower of cost (determined on an average cost basis) or market.

(g) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of impairment write-downs to estimated net realizable values. Depreciation and amortization is computed primarily by the straight line method over the estimated useful lives of the assets. These lives range between 5 to 35 years for buildings, ship and improvements and 5 to 20 years for equipment, furniture and fixtures. Assets sold or otherwise disposed of are removed from the property accounts and the resulting gains or losses are included in income.

(h) GOODWILL

     In fiscal 1995, goodwill, which represented the excess of cost over net assets of the acquisition of GCI in February 1994, was written-off to reflect the net realizable value of long-lived assets on a basis consistent with the provisions of recently issued accounting standards as more fully described below. Prior to such write-down, goodwill was being amortized on a straight-line basis over a period of 20 years.

(i) IMPAIRMENT OF LONG-LIVED ASSETS

     Statement of Financial Accounting Standards ("SFAS") No. 121-"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued by the Financial Accounting Standards Board in March 1995. The Company adopted the provisions of SFAS No. 121 during the fourth quarter of the year ended June 30, 1995 which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------

For the years ended June 30, 1995, 1994, 1993

long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

(j) INCOME TAXES

     Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109- "Accounting for Income Taxes". In accordance with SFAS No. 109, the asset and liability method of accounting for income taxes is utilized whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) FAIR VALUE OF FINANCIAL INSTRUMENTS

     In accordance with reporting and disclosure requirements of the Statement of Financial Accounting Standards ("SFAS") No. 107- "Disclosures about Fair Values of Financial Instruments", the Company calculates the fair value of financial instruments and includes this additional information in the Company's Notes to Consolidated Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no additional disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved.

(l) CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company maintains cash in bank accounts with balances, at times, in excess of Federally insured limits. The Company has not experienced any losses in such accounts.

     The Company's short-term investments consist primarily of government bonds of high credit quality. The Company limits its investment in and credit exposure to any one governmental agency. The Company does not take possession of these securities which are held for the Company in a custodial account at a financial institution.

(m) NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is computed by using the weighted average number of shares and common stock equivalents outstanding for the period.

NOTE 2 -- SHORT-TERM INVESTMENTS

     Short-term investments are readily marketable and consist primarily of municipal bonds with maturity dates through April 1996. These short-term investments are carried at cost which approximates market.

--------------------------------------------------------------------------------

NOTE 3 -- NOTE RECEIVABLE

     The note receivable is due in monthly principal and interest payments calculated over 30 years using an annual interest rate of prime plus 2% (11% at June 30, 1995). Subject to a minimum interest rate of 8%, the interest rate shall be adjusted semi-annually. The unpaid balance is payable in full in March 1999. The note is secured by a first deed of trust on motel real property in Reno, Nevada and is a joint and several obligation of, and guaranteed by, the makers.

NOTE 4 -- ACQUISITION OF COMPANY

     On February 25, 1994, The Sands Regent acquired all of the issued and outstanding stock of GCI which resulted in the acquisition of the remaining ownership interest in GCP. Summarized operating data of GCP under the equity method of accounting prior to being consolidated with the Company when GCI was acquired is as follows:

                                                                   1994         1993
                                                                -----------   --------
        Revenue                                                 $12,146,082   $  2,865
        Costs and expenses                                       14,579,144    142,368
        Net loss                                                  3,089,777    166,052
        Company's equity in net loss, net of
          intercompany eliminations                               1,077,537     56,987

     On a stand alone basis, for the years ended June 30, 1995 and 1994, GCP incurred net losses of $12.4 million and $3.7 million, respectively. Approximately $2.3 million of the loss in fiscal 1994, which was the Company's first year of operations, was due to the write-off of preopening costs and expenses. Approximately $10.7 million of the loss in fiscal 1995 is due to a write-down of GCP long-lived assets to estimated net realizable value on a basis consistent with the provisions of recently issued accounting standards as more fully described in Note 5. As of June 30, 1995, and after the write-down of long-lived assets, current liabilities of GCP exceeded its current assets by $600,000 and its total liabilities exceeded its total assets by $16.3 million. Such excess of total liabilities over total assets results from advances by the Company to GCP, aggregating $25.1 million including accrued interest, which are reflected as liabilities of GCP.

     Management of GCP continues to undertake various marketing efforts in order to expand the Copa Casino's customer base including advertising efforts and special promotional events and programs designed to attract local residents. Cost containment actions to improve operational efficiency have been undertaken and successfully implemented. In addition, management has sought approval to construct land-based facilities, which are planned to include a hotel, and has requested approval to replace its floating casino facility. Such approvals, which are required from the GCP's landlord, the Mississippi State Port Authority at Gulfport, have to date been refused. Management believes that development of its leasehold site is necessary in order for the Copa Casino to be ultimately successful and will continue to pursue obtaining the necessary required approvals. The ultimate outcome of these uncertainties cannot presently be determined.

NOTE 5 -- IMPAIRMENT OF LONG-LIVED ASSETS

     Based upon current political and market conditions and an analysis of projected undiscounted future cash flows of the GCI and GCP calculated in accordance with the provisions of SFAS No. 121-- "Accounting for

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------

For the years ended June 30, 1995, 1994, 1993

the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company has determined that the carrying amount of certain long-lived assets of GCI and GCP may not be recoverable. The resultant, calculated impairment of long-lived assets has necessitated a write-down of $17.5 million as follows: 1) $6.8 million of Goodwill which represented the excess of cost over net assets of the acquisition of GCI in February 1994; 2) $5.3 million for the GCP ship which contains the Copa Casino operation; 3) $3.7 million for the GCP leasehold improvements at the Copa Casino operating site; and 4) $1.7 million for Copa Casino gaming equipment, primarily slot machines. The estimated net realizable values of these long-lived assets have been determined by calculating the present value of estimated expected future GCI and GCP cash flows using a discount rate commensurate with the risks involved.

NOTE 6 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                             June 30,
                                                                    ---------------------------
                                                                       1995            1994
                                                                    -----------     -----------
Bank term and revolving line of credit loan; interest at prime or LIBOR plus an amount in excess of such amounts,
  respectively, of up to 2% and 3.65%, depending on defined
  performance levels of the Company (a blended rate of 8.9%
  utilized at June 30, 1995); collateralized by a first deed of trust on the real property and equipment used in the Reno,
  Nevada hotel/casino operation; interest payable monthly;
  principal due semi-annually in such amounts so as to reduce the advanced and unpaid principal balance to the maximum
  scheduled unpaid balance due as of specified dates; payable in
  full in 2000                                                      $18,565,000     $19,109,516

Contract payable to International Game Technology ("IGT") by
  GCP; principal and interest payments of $137,493, including interest at 12% per annum, due monthly commencing January 1,
  1995 through December 1, 1997; principal payments in the
  aggregate amount of $504,000 past due and unpaid for the
  period January to June 1995; IGT has waived the potential
  acceleration of the unpaid balance and does not consider the
  contract to be in default; secured by certain gaming equipment      4,052,308       4,122,486

Notes payable by GCI to former minority stockholders of GCI
  issued under a settlement agreement; interest payable at 6%
  per annum in semi-annual payments; principal payable annually in the amount of $600,000 beginning in November 1994 until
  November 1998 when the remaining unpaid balances are due in full; principal payments in the aggregate amount of $600,000 past due; no interest paid since May 1994; entire principal balances included in current maturities at June 30, 1995;
  secured by GCI's partnership interest in GCP                        6,000,000       6,000,000

Other                                                                    96,342          48,618
                                                                    -----------     -----------
                                                                     28,713,650      29,280,620
Less current maturities                                              10,905,995       1,721,624
                                                                    -----------     -----------
Long-term portion                                                   $17,807,655     $27,558,996
                                                                    ===========     ===========

--------------------------------------------------------------------------------

     The bank loan is covered under a loan agreement which requires the Company to comply with certain financial covenants, restricts future encumbrances and requires certain existing major shareholders of the Company to continue to hold a significant ownership interest in the Company and to be involved in the management of the Company. The financial covenants include restrictions on investment activities and the sale or other disposition of a significant portion of the Company's assets and also limit annual capital expenditures. The financial covenants additionally require the maintenance of certain financial ratios and restrict the payment of dividends if an event of default has occured. The loan agreement also requires that no shareholder, other than the existing major shareholders, may own 20% or more of the issued and outstanding voting stock of the Company. The bank waived non-compliance with one of the bank loan covenants at June 30, 1995.

     Long-term debt at June 30, 1995 is payable as follows:

         Year ending
           June 30,                                                         Amount
        -------------                                                    -----------
             1996                                                         $10,905,995
             1997                                                           4,785,815
             1998                                                           4,473,840
             1999                                                           4,061,000
             2000                                                           4,487,000
                                                                          -----------
                                                                          $28,713,650
                                                                          ===========

     The Company entered into an interest rate swap agreement, effective April 1, 1994, to fix the variable interest rate due on the bank term and revolving line of credit loan. Under such agreement, the Company pays the bank interest at a fixed rate of 6.25% per annum on the notional amount and the bank pays the Company interest at a variable rate (currently 6.44%) based on the London Interbank Offer Rate ("LIBOR") on the notional amount. The notional amount of the swap coincides with the maximum amount of amortized borrowings that may be made under the bank term and revolving line of credit loan (currently $18.6 million). The notional amount may be reduced by the Company, in whole or in part, upon notice by the Company to the bank and a fair market settlement of such reduction between the parties. The fair value of the interest rate swap agreement is a liability of $56,000 at June 30, 1995 which was based on estimated termination values. The interest rate swap is subject to market risk as interest rates fluctuate.

     Of the total interest expense of $2,563,000, $1,365,000 and $927,000 in 1995, 1994 and 1993, respectively, none, $64,000 and none has been capitalized into construction costs.

NOTE 7 -- STOCK OPTION AND STOCK INCENTIVE PLANS

     The Company's amended and restated stock option plan provides for the granting of incentive stock options as well as non-qualified stock options to executives and key employees. The plan permitted for the grant of options covering a maximum of 500,000 shares of the Company's common stock. The Company has reserved shares to cover these requirements. The plan will continue until the year 2002, unless terminated earlier. Under the plan, the per share exercise price of an option cannot be less than 100% of the fair market value of the shares at date of grant or 110% of the fair market value in the case of incentive stock options granted to stockholders owning more than 10% of the outstanding common shares. The options generally vest 20% each year after grant.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------

For the years ended June 30, 1995, 1994, 1993

     The following is a summary of activity under the Company's stock option plan:

                                                                     Incentive Options
                                                                ---------------------------
                                                                 Number       Average Price
                                                                of Shares       per Share
                                                                ---------     -------------
    Outstanding, July 1, 1992                                    156,000         $  6.25
      Options granted                                             87,000           13.51
      Options exercised                                          (14,000)          (6.25)
                                                                 -------         -------
    Outstanding, June 30, 1993                                   229,000            9.01
      Options cancelled                                          (63,000)         (11.41)
      Options exercised                                          (16,000)          (6.25)
                                                                 -------         -------
    Outstanding, June 30, 1994                                   150,000            8.29
      Options cancelled                                          (36,000)         (10.50)
      Options exercised                                           (6,000)          (6.25)
                                                                 -------         -------
    Outstanding, June 30, 1995                                   108,000         $  7.67
                                                                 =======         =======

     At June 30, 1995, options to purchase 72,000 shares of the Company's stock were exercisable and 237,864 shares were available for grant under the stock option plan.

NOTE 8 -- FEDERAL INCOME TAXES

     The income tax (provision) benefit consists of the following:

                                                         1995          1994          1993
                                                      -----------   -----------   -----------
    Current                                           $(2,109,683)  $(1,580,916)  $(2,610,156)
    Deferred                                            4,442,575    (2,271,615)      (42,410)
                                                      -----------   -----------   -----------
                                                      $ 2,332,892   $(3,852,531)  $(2,652,566)
                                                      ===========   ===========   ===========

     The Company's effective tax rate differs from the federal statutory rate as follows:

                                                               1995      1994     1993
                                                               -----     ----     -----
        Federal statutory tax rate                             (34.0)%   34.0%    34.0%
        Write-off of goodwill                                   17.8
        Tax effect of tax-free interest income                  (0.4)      --      (0.7)
        Jobs credit                                             (0.5)    (1.0)     (0.1)
        Other                                                    0.1      0.3      (0.6)
                                                               -----     -----    -----
                                                               (17.0)%   33.3%    32.6%
                                                               =====     =====    =====

--------------------------------------------------------------------------------

     The components of the Company's net deferred federal income tax asset (liability) are as follows at June 30:

                                                               1995            1994
                                                            -----------     -----------
        Deferred tax assets:
          License acquisition costs                         $ 1,836,026     $ 1,975,031
          Pre-opening costs                                     817,899       1,076,183
          Accrued expenses                                      279,131          95,947
          Other                                                  79,337         168,429
                                                             ----------      ----------
                                                              3,012,393       3,315,590
                                                             ----------      ----------
        Deferred tax liabilities:
          Property and equipment                             (1,141,338)     (5,825,634)
          Prepaid expenses                                     (321,768)       (386,159)
          Other                                                  (7,155)         (4,240)
                                                             ----------      ----------
                                                             (1,470,261)     (6,216,033)
                                                             ----------      ----------
             Net deferred federal income tax asset
               (liability)                                  $ 1,542,132     $(2,900,443)
                                                             ==========      ==========

     The Company has a March 31 tax year-end.

NOTE 9 -- LEASE COMMITMENTS

     The Company leases its Mississippi dockside facilities from the Mississippi Department of Economic and Community Development and the Mississippi State Port Authority in Gulfport, Mississippi. The initial lease term is for seven years commencing in October 1992. The lease is subject to extension for three renewal periods of five years each and a final renewal period of ten years. The final ten year renewal may only be exercised if the Company constructs, within the city limits of Gulfport, Mississippi, a mimimum of 350 hotel/motel rooms during the first ten years of the lease agreement.

     The lease provides for a monthly base rental of $41,667 plus 5% of gross annual gaming revenue in excess of $25 million. Additionally, the lease requires monthly payments equal to 3% of non-gaming revenue. Beginning in October 1997, the base rental shall be adjusted, annually, in accordance with changes in the consumer price index.

     In addition, the Company leases certain equipment under operating leases expiring in 1997.

     Total rental expense charged to operations was $534,000, $217,000 and $337,000 for the years ended June 30, 1995, 1994 and 1993, respectively.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------

For the years ended June 30, 1995, 1994, 1993

     Future minimum payments under the remaining noncancellable term of operating leases are as follows:

            Year ending
             June 30,                                                    Amount
            -----------                                                -----------
            1996                                                       $   509,000
            1997                                                           506,000
            1998                                                           500,000
            1999                                                           500,000
            2000                                                           125,001
                                                                        ----------
                                                                       $ 2,140,001
                                                                        ==========

NOTE 10 -- CONTINGENCIES

     In December 1994, a lawsuit was filed in a Mississippi court against GCI because of GCI's failure to make payments on promissory note obligations to two former shareholders of GCI. These note obligations, in the aggegrate amount of $6 million, are included in the current maturities of long-term debt on the Company's consolidated balance sheet at June 30, 1995 and are secured by a pledge of GCI's partnership interest in GCP. All accrued interest expense is also included as a current liability on the Company's consolidated balance sheet.

     In addition to demanding payment of the $6 million plus interest, for which a partial summary judgment has been granted, the lawsuit by these former GCI shareholders is demanding the appointment of a receiver for GCI to take possession of and sell GCI's ownership interest in GCP. The lawsuit also seeks attorneys fees in an amount not less than $900,000 which management of the Company believes would not be deemed a reasonable amount in the event of an unfavorable judgment against GCI. In May 1995, GCP and Patrician were joined as necessary parties to the lawsuit.

     At present, a Charging Order is in place which requires GCP to respond to inquiries by the two former GCI shareholders for the purpose, amoung other things, of determining what distributions, if any, have been paid by the partnership to either of its partners. Moreover, a court order has been granted whereby any amounts due or to become due GCI by GCP are to be paid to the two former shareholders until the summary judgment against GCI is satisfied. GCP has not generated adequate operating results to allow for any partner distributions and distributions are not expected in the near future.

     These former shareholder promissory notes were owed by GCI when The Sands Regent purchased GCI in February 1994 and have not been assumed or guaranteed by The Sands Regent. GCI's only tangible asset, and its source of funds for repayment of the promissory notes, is its partnership interest in GCP. GCI is neither presently in the financial position to make any payments with respect to these note obligations nor is it expected to be in such a position in the near future.

     As part of the dispute with the two former shareholders, issues will have to be resolved concerning an amendment to the GCP partnership agreement, effective January 1, 1993, whereby the profit and loss allocation percentages were amended from 40% to 80% for Patrician and from 60% to 20% for GCI. Such amendment was entered into so as to properly reflect the relative financial risks of Patrician and GCI. The former shareholders of GCI claim that GCI's ownership interest in GCP should be the pre-amendment 60% interest. GCI and Patrician contend that the amended ownership interests are valid because the underlying

--------------------------------------------------------------------------------

agreement that pledged GCI's interest in GCP to the two former GCI shareholders permitted transfers so long as there were no defaults at the time of transfer.

     In addition to the above, GCP has been put on notice by the Mississippi State Port Authority that, in accordance with the GCP lease agreement with the Port Authority, GCP must have an approved hurricane evacuation plan. Failure to have an acceptable plan will subject GCP to legal actions including the possible termination of the lease agreement. GCP had updated its plan in August 1995 and submitted such updated plan to the Port Authority and Mississippi Gaming Commission for approval. The Gaming Commission, at GCP's relicensing hearing in August 1995, indicated that such evacuation plan appeared to be the appropriate method to protect the public interests and to meet the requirements of the Mississippi State Port Authority. So as to allow for the Port Authority's review and approval, the Mississippi Gaming Commission issued a three-month provisional gaming license and indicated that the standard two-year gaming license renewal would be granted after the Port Authority has approved the plan.

     The State Port Authority has been continuously reviewing this updated hurricane evacuation plan and has requested additional information and made various inquiries of GCP. GCP management has been, and is in the process of, responding to these Port Authority inquiries and comments and is of the belief that all issues can be adequately addressed.

     The Company will continue to monitor the progress of the lawsuit, the ultimate outcome of which could include the sale of GCI's ownership interest in GCP.

     The Company is party to other legal actions, proceedings and pending claims arising in the normal conduct of business. Management believes that the final outcomes of these matters will not have a material adverse effect upon the Company's financial position or results of operations.

NOTE 11 -- CONDENSED QUARTERLY RESULTS (UNAUDITED)

                                               FIRST        SECOND       THIRD        FOURTH
                                              QUARTER      QUARTER      QUARTER       QUARTER
                                             ----------   ----------   ----------   -----------
1995
  Operating revenues                         $16,363,237  $13,553,357  $14,384,163  $16,668,603
  Income (loss) from operations                1,884,116      158,165      888,411  (14,678,494)
  Net income (loss)                              833,234     (292,738)     323,772  (12,292,089)
  Net income (loss) per share                      $0.19       $(0.07)       $0.07       $(2.73)
1994
  Operating revenues                         $12,499,227  $10,559,178  $11,970,167  $16,417,882
  Income from operations                       3,299,810    1,765,196    1,323,372    1,789,407
  Net income                                   1,502,154    1,120,649      818,163    4,288,931
  Net income per share                             $0.35        $0.26        $0.19        $0.96

--------------------------------------------------------------------------------

CORPORATE OFFICERS

Pete Cladianos, Jr.
  President and Chief Executive Officer

Katherene Latham
  Chairman of the Board

David R. Wood
  Vice President-Finance and
  Administration, Treasurer and
  Chief Financial Officer

Pete Cladianos III
  Vice President and Secretary

BOARD OF DIRECTORS
Katherene Latham
  Chairman of the Board

Pete Cladianos, Jr.
  President and Chief Executive Officer

David R. Wood(1)
  Vice President-Finance and
  Administration, Treasurer and
  Chief Financial Officer

Pete Cladianos III
  Vice President and Secretary

Jon N. Bengtson

Joseph G. Fanelli(1)

Weldon C. Upton(1)

PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
  Reno, Nevada

SECURITIES COUNSEL
Latham & Watkins
  Costa Mesa, California

TRANSFER AGENT & REGISTRAR
First Interstate Bank of California
  Los Angeles, California

------------

(1) Standing for re-election to the Board of Directors at the November 6, 1995 Annual Meeting.

FORM 10-K REPORT

     A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders without charge by writing to The Sands Regent, Attention: David R. Wood, 345 North Arlington Avenue, Reno, Nevada 89501.

                                      LOGO

           345 N. ARLINGTON AVENUE - RENO, NV 89501 - (702) 348-2200