Form 10-K, Exhibit 13
period 1996-06-30
SANDS REGENT
filed 1996-09-27
CIK 753899

                                                                      EXHIBIT 13
                                      LOGO

LOGO                                                                        LOGO

                               1996 ANNUAL REPORT

THE SANDS REGENT
- --------------------------------------------------------------------------------

     The Company owns and operates The Sands Regency Hotel/Casino in downtown Reno, Nevada and, through three wholly-owned subsidiaries, owns Gulfside Casino Partnership which owns and operates the Copa Casino in Gulfport, Mississippi.

RENO, NEVADA PROPERTIES AND OPERATIONS

     The Sands Regency Hotel/Casino, located in Reno, Nevada, has approximately 27,000 square feet of gaming space which offers 20 table games, two keno games and 690 slot machines. The complex has 938 hotel rooms, including 32 suites of various sizes, and also includes three restaurants, a "Winchell's Donut House", a "Pizza Hut", an "Arbys" restaurant operated by a third party, a "Baskin-Robbins" and an "Orange Julius" operated by a third party and three cocktail lounges.

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

     The Company's property holdings also include a .5 acre lot, located one-half block from the hotel/casino site, used for the Company's personnel office and for storage and several smaller properties located in Reno aggregating approximately .6 acres.

     The Company's Reno hotel/casino operations are conducted 24 hours a day every day of the year. Although the Company offers, on a very limited basis, complimentary hotel accommodations to select customers, no group arrangements known as "junkets" are conducted.

GULFPORT, MISSISSIPPI PROPERTIES AND OPERATIONS

     The Copa Casino, which is owned and operated by Gulfside Casino Partnership ("GCP"), commenced operations in September 1993. The three partners in Gulfside Casino Partnership, Patrician, Inc. ("Patrician"), Gulfside Casino, Inc. ("GCI") and Artemis, Inc. ("Artemis") are all wholly owned by the Company.

     The Copa Casino is located aboard a 500 foot cruise ship owned by the partnership. In Mississippi, all gaming facilities must be constructed on floating facilities on or juxtapositional to approved navigable waterways. Such facilities need not cruise into the waterways and, as such, become permanently moored as dockside gaming facilities. The Copa Casino is also permanently moored.

     The Copa Casino consists of approximately 24,000 square feet of gaming area located on two decks. The Copa offers 717 slot machines and 26 table games, including craps, roulette, blackjack, caribbean stud, let it ride and big six. In addition, the facility also includes four cocktail lounges/bars, a deli-style restaurant, a buffet restaurant operated by a third party and various ancillary services and facilities.

     The Copa Casino is permanently moored dockside at a location known as the "Horseshoe Site." Such location, which is leased to the partnership by the Mississippi Department of Economic and Community Development and the Mississippi State Port Authority, is between the East and West Piers of the Mississippi State Port in Gulfport, Mississippi. This location, which includes 8.3 acres of land based facilities, will accommodate surface parking for approximately 840 vehicles. The leased facilities also include a docking structure which accommodates the Copa Casino ship. The docking structure also includes a roadway and pedestrian walk which provides access to the Copa Casino entrance.

     As in Nevada, the Mississippi operations are conducted 24 hours a day every day of the year. Present operations provide for the offering of complimentary food and beverage on a limited basis. Group arrangements, known as "junkets" are not conducted.

TO OUR STOCKHOLDERS
- --------------------------------------------------------------------------------
     1996 was a difficult year in which we achieved some satisfaction in the midst of numerous frustrating events. In Mississippi, and despite much adversity, it appears that we have been successful in achieving profitable operating results from the Copa Casino. This is due, in part, to marketing efforts to expand our customer base and to attract and retain repeat business.
Our efforts to control costs have also contributed to improved Copa profitability.

     Unfortunately, achieving profitable operating results at the Copa has been somewhat overshadowed by a dispute and lawsuit with our landlord, the Mississippi State Port Authority. We have been attempting, for several years, to build a hotel at our Mississippi site, to do other landbased development and to replace our existing ship with a barge. This required the approval of the Port which approval was refused on numerous occasions. We had undertaken discussions with the Port to find a new location for the Copa because of the Port's indication that our current site would be needed by the Port in the future. These discussions seemed to be positive concerning a specific location and then broke down because the Port significantly changed its position. Thereafter, in July, the Port notified the Copa that the Copa's lease would be canceled and terminated at the end of the initial lease term in October 1999, because the Port purportedly needs the Copa's current location for expansion of Port facilities. The Port also filed a lawsuit against the Copa requesting the court to rule that, among other things, the lease does allow for the Port's termination of the lease.

     The Copa subsequently filed a legal action against the Port, in Mississippi Circuit Court, for breach of the lease agreement, failure to deal fairly and in good faith and various misrepresentions to us. We are asking the court to allow us to develop our site, replace our gaming vessel and require the Port to provide the Copa Casino a lease comparable to that of the Port's other gaming tenant. Because of the past damages we have suffered by the Port's continued refusal to allow us to grow and expand, we are also asking for compensation for our lost profits and opportunities.

     In addition to the above, the lawsuit by two former shareholders of one of our subsidiary companies, Gulfside Casino, Inc., is ongoing without an immediate resolution in sight. These two former shareholders have not been paid amounts due them under promissory note oligations which existed prior to The Sands Regent's 1994 acquisition of Gulfside Casino, Inc. Gulfside Casino, Inc.'s only source of funds to pay these obligations is its ownership interest in the Copa Casino. Because of the Port, and other reasons, the Copa has not been in the position to make partner distributions to provide payment on these promissory notes. A court hearing has been set for November in which the appointment of a receiver may be considered.

     As in many lawsuits, we can not predict the outcomes of the above actions. In the meantime, we will continue our efforts to improve our operating results and will continue to strive for excellence in the services we provide to our guests.

     In Reno, we continue to be disappointed in our operating results. Competition has been fierce with the addition of approximately 2,700 hotel rooms to the Reno area market in the last year. This equates to an increase in the number of available hotel rooms of approximately 20% which is significant. In addition to the added Reno area hotel rooms, Mega-resorts and other hotel rooms continue to be built in Las Vegas at an amazing pace. We believe that these new Las Vegas resorts, combined with attractive Las Vegas air service, have also contributed to the competitive pressures on our, and other Reno area hotel/casino, operations.

     In order to improve our Reno operating results in the long term, we are undertaking various improvements to our Reno facilities to allow us to attract and retain our valued customers. First and foremost, we are renovating our main casino area, many of our hotel rooms and the exterior of our facilities. On the exterior of

- --------------------------------------------------------------------------------
our hotel/casino complex, we have resurfaced and overlayed some of our parking areas. We have also repainted the exterior of all of our facilities using a different color scheme so as to give a new appearance to our hotel towers and other buildings. Our hotel room renovation, which has been generally completed, consisted of carpeting, wallcovering and furniture repairs and replacements, as needed.

     Our main casino remodeling, which is presently underway, will be a complete facelift resulting in a brand new appearance designed to take us into the 21st century. We are, or will be, changing our carpet, redoing the wallcoverings and ceiling tiles and changing many light fixtures and decorative chandeliers. We are also changing the casino floor layout of our slot machines to create a vibrant customer friendly atmosphere.

     Along with the casino remodeling, we have acquired, and are currently installing, a new state-of-the-art computerized player marketing/tracking system. Geared primarily to the slot players, but also to be utilized for our keno and table game customers, this program will provide us with many new marketing tools. It will allow us to offer some innovative marketing programs to attract new customers and to reward our current guests for their patronage of our gaming facilities.

     We believe all of these improvements and changes will enhance our Reno operation and will ultimately contribute to a growth in revenues and profits. Unfortunately, it is still very difficult to project when we will see the fruits of our labor. Nevertheless, we will continue to use our best efforts to control costs, and to improve revenues. In Mississippi, we will continue with the efforts that have contributed to our current operating successes. We will also diligently and feverishly pursue our objective to improve our Mississippi facilities with a goal to be a long-term successful hotel/casino operation.

     As always, we appreciate our many fine customers and guests and the exemplary services provided by our honored and loyal employees in both Reno and Mississippi.

                                        Respectfully,

                                        [SIG]

                                        Pete Cladianos, Jr.
                                        President and Chief Executive Officer

Reno, Nevada
September 26, 1996

THE SANDS REGENT
SELECTED FINANCIAL DATA
- --------------------------------------------------------------------------------
For the years ended June 30,

                                           1996         1995        1994        1993        1992
                                          -------     --------     -------     -------     -------
                                               (Dollars in thousands, except per share data)
STATEMENT OF
  OPERATIONS DATA:
  Operating revenues(1).................  $60,410     $ 60,973     $51,446     $43,877     $41,264
  Income (loss) from operations.........    4,675      (11,748)      8,178       8,608       7,633
  Net income (loss).....................    2,042      (11,428)      7,730       5,481       4,877
  Net income (loss) per share...........  $   .45     $  (2.54)    $  1.76     $  1.27     $   .97
  Cash dividends per share..............  $.15....    $    .20     $   .20     $   .20     $   .15
OPERATING DATA:
  Casino square footage(2)..............   51,000       51,000      51,000      27,000      27,000
  Number of slot machines(2)............    1,407        1,459       1,483         783         783
  Number of hotel rooms(2)..............      938          938         938         938         938
  Average hotel occupancy rate..........     82.9%        87.1%       89.7%       89.0%       89.3%
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
     investments(2).....................  $11,557     $ 12,214     $ 9,804     $ 3,274     $ 9,674
  Total assets(2).......................   64,311       66,253      82,268      56,559      53,917
  Long-term debt(2).....................   14,816       17,808      27,559      13,676      14,448
  Total stockholders' equity(2).........   33,216       31,849      44,138      35,423      30,719

- ---------------

(1) Revenues are net of complimentaries.

(2) Information presented as of the end of the period.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS
COMPARISON OF 1996 TO 1995

     For the year ended June 30, 1996, revenues decreased to $60.4 million compared to $61 million for fiscal 1995 and income from operations increased to $4.7 million as compared to a loss from operations of approximately $11.7 million in fiscal 1995. For the same comparable periods, net income increased from a net loss of $11.4 million, or a $2.54 loss per share, in fiscal 1995 to net income of $2 million, or $.45 per share, in fiscal 1996. The decrease in revenues is composed of an increase in revenues from the Copa Casino which was offset by a decrease in revenues from the Sands Regency. The increases in income from operations, net income and net income per share are a result of the prior year recognition of an impairment in value of long-lived assets of the Copa Casino and GCI of $17.5 million which did not occur in fiscal 1996. In addition, income from operations, net income and net income per share have been positively affected from improved operating results from the Copa Casino and negatively impacted from declining operating results at the Sands Regency in fiscal 1996 compared to fiscal 1995. Management believes that the decline in Reno revenue and profits is due to increased competition from new and expanded Reno area hotel/casinos and from the Las Vegas mega-resorts.

     The decrease in lodging revenue of $673,000, in the year ended June 30, 1996 compared to the prior year, is due to a decrease in Sands Regency hotel occupancy at a lower average daily room rate. In fiscal 1995, hotel occupancy was 87.1% at an average daily room rate of approximately $33. In fiscal 1996, hotel occupancy was 82.9% at an average daily room rate of $32.

     The increase in gaming revenue of $395,000 million is comprised of an increase in gaming revenue from the Copa Casino of approximately $2.7 million which was offset by a decrease in gaming revenue at the Sands Regency of approximately $2.3 million. The decrease in gaming revenue in Reno, which is primarily slot revenue, is due to the decrease in hotel occupancy and a decrease in gaming revenue per occupied room. Gaming revenue per occupied room decreased from $77 in the year ended June 30, 1995 to approximately $73 in the year ended June 30, 1996.

     The decrease in food and beverage revenue of $313,000 includes a decrease in food revenue at the Sands Regency of approximately $369,000 and the elimination of Copa Casino buffet revenue of approximately $266,000. During approximately the first four months of fiscal 1995, the Copa Casino was involved in the operation of a buffet style restaurant located on its facilities. Thereafter, such buffet style restaurant was operated by a third party. The decrease in Sands Regency food revenue is primarily due to the decrease in hotel occupancy. These decreases were partially offset by improved Copa Casino food and beverage revenues as a result of an overall increase in business volumes.

     The increase in other revenue of $326,000 is principally comprised of a gain on the sale of a small motel previously owned and operated by the Sands Regency of $506,000 and a decrease in retail liquor store sales of approximately $267,000. In August 1994, the retail liquor store business, which was operated by the Company in Reno, was sold to a third party. Such third party now operates the retail liquor store in Company owned facilities for rent and other consideration paid to the Company. The increase in complimentary lodging, food and beverage, deducted from revenue, of $298,000 is primarily due to an increase in complimentary lodging in Reno, as a result of changes in the Company's lodging programs and packages offered to attract and retain guests.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
- --------------------------------------------------------------------------------
     The increase in gaming costs and expenses of $380,000 is comprised of, for the Copa Casino, an increase in gaming taxes and licenses of $259,000, a decrease in estimated health benefit costs of $163,000 and a decrease in the cost of complimentary goods and services provided to Copa Casino guests of $124,000. The net remaining increase is attributable to the Sands Regency and includes an increase in the cost of complimentary goods and services in the amount of $185,000, due to increased complimentary services provided to Sands Regency guests, and general increases in salaries, wages and benefits and other costs.

     The decrease in food and beverage costs and expenses of $225,000, in fiscal 1996 compared to fiscal 1995, consists primarily of the elimination of costs and expenses associated with the buffet style restaurant at the Copa Casino. The decrease in other costs and expenses of $295,000 is primarily due to the elimination of costs and expenses associated with the sale of the retail liquor store business in August 1994 which was previously operated by the Sands Regency.

     The increase in maintenance and utilities costs and expenses of $381,000 in the year ended June 30, 1996, compared to the year ended June 30, 1995, is principally due to hurricane preparedness costs and expenses for the Copa Casino, both in general and for Hurricane Opal. The increase in general and administrative costs and expenses of $1.1 million consists primarily of increased advertising, promotional and customer solicitation costs for the Copa Casino of approximately $790,000 and increased legal costs of approximately $190,000 related, in part, to the Copa Casino's leased site development conflict with the Mississippi State Port Authority.

     The prior year recognition of an impairment of long-lived assets of $17.5 million, which did not occur in fiscal 1996, consisted of a write-down of Copa Casino property and equipment of $10.7 million and the write-off of goodwill, which originated when GCI was purchased in February 1994, of approximately $6.8. The impairment was based upon political and market conditions and an analysis, at June 30, 1995, of projected undiscounted future cash flows.

     The decrease in depreciation and amortization expense of $784,000 includes the elimination of goodwill amortization of $366,000 as a result of the write-off of Gulfside Casino, Inc. goodwill in June 1995 when the Company recognized an impairment in long-lived assets associated with the Copa Casino. Likewise, due to the recognition of such impairment, the decrease in depreciation and amortization expense also includes a decrease in Copa Casino depreciation expense of approximately $585,000.

     The decrease in interest expense, in fiscal 1996 compared to fiscal 1995, is primarily a result of a reduction in interest-bearing debt owed by the Company.

     As further indicated in the Company's Notes to the Consolidated Financial Statements, the decrease in the statutory rate to arrive at the effective income tax rate, in the current fiscal year, is primarily a result of the tax effect of tax-free interest income earned by the Company and the utilization of general business credits. The increase in the effective income tax rate from the statutory rate in the prior year is primarily the result of the prior year write-off of goodwill in connection with the recognition of impairment in long-lived assets.

     As is true for other hotel/casinos in the Reno area, demand for the Company's facilities declines in the winter. Operating margins and, to a lesser extent, revenues are lower during the second and third fiscal quarters due to lower room rates and a lower level of gaming play per occupied room. The Sands Regent has not been affected as severely as many other hotel/casinos in the Reno area because the Company attracts high levels of group business during that period. This group business and the Company's flexible pricing strategy have historically enabled the Company to maintain relatively high levels of hotel occupancy. Management

- --------------------------------------------------------------------------------
anticipates that the trend of experiencing lower operating margins in the second and third quarters of each fiscal year will continue.

     It appears that such seasonal trends are also applicable to the Copa Casino in Gulfport, Mississippi. However, because of the limited amount of time that the Copa has been in operation, the relatively limited amount of time that gaming has existed on the Mississippi gulfcoast and the rapid expansion of gaming in Mississippi and nearby Louisiana, the nature and extent of seasonal fluctuations, if any, are subject to change.

COMPARISON OF 1995 TO 1994

     A significant reason for the increases in revenue and costs and expenses in fiscal 1995, compared to fiscal 1994, was due to the consolidation of GCP operating results for all of fiscal 1995. The Company increased its ownership in GCP, which owns and operates the Copa Casino, to 100% in February 1994 when the Company acquired all of the issued and outstanding capital stock of GCI. Prior to such acquisition, the Company, through a wholly owned subsidiary, held a 40% equity ownership interest in GCP and accounted for it under the equity method of accounting.

     For the year ended June 30, 1995, revenues increased to $61 million compared to $51.4 million for fiscal 1994. Such increase was due to the inclusion of Copa Casino revenues, on a consolidated basis, for the entire 1995 fiscal year. For the same comparable annual periods, income from operations decreased from $8.1 million in fiscal 1994 to a loss from operations of approximately $11.7 million in fiscal 1995 and net income decreased from $7.7 million, or $1.76 per share, to a net loss of $11.4 million or $2.54 per share. The decrease in income from operations was primarily a result of the recognition of an impairment in value of long-lived assets of the Copa Casino and GCI of $17.5 million and a decline in revenues and profits from the Reno operations. Net income and net income per share decreased because of the decrease in income from operations and due to a non-recurring $5.1 million pre-tax gain from the sale of non-operating real property in Reno, Nevada that occurred in fiscal 1994. Management believes that the decline in Reno revenue and profits was due to adverse weather conditions in Nevada and California during the second and third quarters of fiscal 1995, increased competition from the new Las Vegas mega-resorts and construction delays on Interstate 80 west of Reno, which is a major artery to Northern California, during the first fiscal quarter.

     The decrease in lodging revenue of $315,000 in the year ended June 30, 1995, compared to the prior year, was due to a decrease in hotel occupancy and the sale of a motel property. Sold by the Company in March 1994, the motel property contributed approximately $223,000 to lodging revenue in fiscal 1994. Occupancy at the Reno, Nevada hotel (the Copa Casino does not have hotel/motel rooms) decreased from 89.7% in fiscal 1994 to 87.1% in fiscal 1995. For the same comparable periods, the average room rate increased slightly from approximately $32 to $33.

     The increase in gaming revenue of $11.6 million was composed of gaming revenue from the Copa Casino of $13.1 million which was offset by a decrease in gaming revenue at the Sands Regency in Reno of approximately $1.5 million. The decrease in gaming revenue in Reno, which is primarily slot revenue, was due to the decrease in hotel occupancy and a decrease in gaming revenue per occupied room. Gaming revenue per occupied room decreased from $79 in the year ended June 30, 1994 to $77 in the year ended June 30, 1995.

     The increase in food and beverage revenue of $837,000 includes the addition of Copa Casino revenue of $1 million. Such increase was offset by a decrease in revenue from the Reno operation due to the decrease in hotel occupancy. The related increase in food and beverage costs and expenses of $539,000 was primarily due to the addition of Copa Casino results of operations. Costs and expenses from the Reno operation did not

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
- --------------------------------------------------------------------------------
decrease proportionally, relative to the decrease in revenue, due to an increase in food and beverage product costs.

     The decrease in other revenue of $2.1 million was composed of a decrease in retail liquor store sales from the Reno operation of $2.7 million which has been partially offset by additional other revenue from the Copa Casino of $462,000. In August 1994, the retail liquor store business, which was operated by the Company, was sold to a third party. Such third party now operates the retail liquor store in Company owned facilities for rent and other consideration paid to the Company. The related decrease in other costs and expenses of $2.6 million is principally due to the elimination of costs and expenses associated with the retail liquor store.

     The increases in complimentary lodging, food and beverage, deducted from revenue, and gaming costs and expenses of $466,000 and $7.3 million, respectively, were primarily due to the inclusion of the Copa Casino. Approximately $339,000 of the increase in gaming costs and expenses was attributable to the Reno operation and includes increases in salaries, wages and benefits, the cost of complimentary goods and services provided to patrons and general operating supplies.

     The increase in lodging costs and expenses of $510,000 was primarily due to an increase in hotel salaries, wages and benefits in Reno. Certain general salary, wage and benefit increases were implemented, primarily in fiscal 1995, in order to remain competitive. The increases in maintenance and utilities and general and administrative costs and expenses of $1.2 million and $3.6 million, respectively, were principally due to the addition of Copa Casino results of operations. The Copa Casino general and administrative costs and expenses included significant advertising, marketing and promotional costs.

     The recognition of an impairment of long-lived assets of $17.5 million in fiscal 1995 was made on a basis consistent with the provisions of 1995 issued accounting standards and consisted of a write-down of Copa Casino property and equipment of $10.7 million and the write-off of goodwill, which originated when GCI was purchased in February 1994, of approximately $6.8. The impairment was based upon political and market conditions and an analysis of projected undiscounted future cash flows. Operating results subsequent to fiscal 1995 will be positively impacted due to the elimination of goodwill amortization expense and reduced depreciation expense.

     The increase in depreciation and amortization of $1.3 million was due to additional depreciation from the Copa Casino of $1 million and the added amortization of goodwill of $244,000 associated with the acquisition of GCI in February 1994. The remaining goodwill associated with GCI was written-off in fiscal 1995 and is included in the impairment of long-lived assets.

     The slight decrease in interest and other income of approximately $35,000 was due to the non-inclusion of interest earned on advances to GCP of approximately $284,000 in the year ended June 30, 1994 which was then included on a pre-consolidation basis. Upon consolidation in the fiscal 1995, such intercompany income/expense items are eliminated. The above decrease was partially offset by an increase in interest income from the Reno operation as a result of the investment of additional excess funds in the 1995 fiscal year as compared to the 1994 fiscal year.

     The increase in interest expense of $1.3 million in the year ended June 30, 1995, compared to the year ended June 30, 1994, was partially a result of additional interest expense from the Copa Casino of $406,000 and from GCI of $237,000. In addition, interest expense increased by approximately $619,000 as a result of additional borrowings by the Company, in fiscal 1994, to finance the operation and expansion of the Copa

- --------------------------------------------------------------------------------
Casino at interest rates higher in the current fiscal year than in the comparable prior fiscal year. The interest expense of GCI is to former shareholders of GCI and has not been paid by GCI.

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

CAPITAL RESOURCES AND LIQUIDITY

     The Company's working capital deficit of $2.4 million at June 30, 1996 was approximately the same as at June 30, 1995. The negative working capital is principally due to the fiscal 1995 reclassification of certain debt obligations from long-term to current. Payments under these obligations, evidenced by promissory notes, are due by GCI to two former shareholders and are past due. Such former shareholders have been granted a monetary judgment against GCI for the principal and interest amounts due as further described in Note 10 of the Company's Notes to Consolidated Financial Statements in the 1996 Annual Report. As a result, the $6 million balances are now classified as current obligations.

     At June 30, 1996, cash, cash equivalents and short-term investments increased to $11.6 million compared to $12.2 million at June 30, 1995. Cash and cash equivalents provided from operating activities for the years ended June 30, 1996, 1995 and 1994 was $5.1 million, $7.3 million and $7.5 million respectively. Although the Company's operations and capital expenditures are financed primarily from funds generated from operations and borrowings, approximately $5.7 million in cash was generated in fiscal 1994 from the sale of non-operating real property in Reno, Nevada and approximately $735,000 in cash was generated in fiscal 1996 from the sale of non-hotel/casino properties. In fiscal 1994, cash was also generated through the issuance of long-term debt of $5.5 million. In fiscal 1996 and 1994, cash was generated from the net disposal of short-term investments of $1.7 million and $293,000, respectively. In fiscal 1995, cash of $1.7 million was used for the net acquisition of short-term investments. Management considers short-term investments, which generally mature in one year or less, to be equivalent to cash.

     Uses of cash included the Company's payment of dividends in the amounts of $675,000, $899,000 and $877,000 and payments of long-term debt of $3.1 million, $703,000 and $419,000 in fiscal years 1996, 1995 and 1994, respectively. Cash was also utilized for the acquisition of property and equipment in the amounts of $2.6 million, $2.7 million and $4 million in the years ended June 30, 1996, 1995 and 1994, respectively. Approximately $3 million of property and equipment acquired in fiscal 1994 represented original property purchases of the Copa Casino after GCI was acquired in February 1994 and included in the consolidated group. The remaining property and equipment acquisition amounts, for the years indicated, represent primarily furniture, fixtures and equipment replacements and additions. Cash payments of $756,000 in fiscal 1995 and $962,000 in fiscal 1994 were made to satisfy accounts payable for the preceeding years purchase of property and equipment items.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
- --------------------------------------------------------------------------------
     The Company also advanced cash to GCP, prior to the Company's acquisition of GCI in February 1994, of $4.8 million in fiscal 1994. Subsequent to the acquisition of GCI, an additional $2.9 million was advanced to GCP by the Company in fiscal 1994. The Company also expended approximately $1.8 million in fiscal 1994 to acquire a 100% ownership interest in GCI which is net of the cash acquired upon the consolidation of GCI and GCP of $1.6 million.

     As of June 30, 1996, the Company held cash, cash equivalents and short-term investments in excess of cash needed for the operation of its hotel/casino in Reno, Nevada and casino in Gulfport, Mississippi of approximately $9 million. Such amount is available for expansion, investment and other opportunities that the Company may find attractive. The Company generally invests its excess cash in securities which are readily marketable and are not subject to significant market value fluctuations.

     The Company has a revolving term loan from several Banks with an outstanding principal balance as of June 30, 1996 of $15.6 million. The Company was not in compliance with certain of the financial covenants contained in the agreement governing this loan at June 30, 1996. Subsequent to that date, the Company entered into an agreement with the Banks whereby compliance with these covenants is waived at June 30, 1996 and certain of the covenants are modified, or compliance there to waived, until the quarter ended September 30, 1997 at which time the Company expects to be in compliance with the covenants. As consideration for such waiver and covenant modifications, the Banks have required the Company to presently pay the April 1, 1997 scheduled principal reduction payment in the amount of $1.7 million and to make an additional permanent principal payment in the amount of $1.25 million.

     The Company's previous major expansion plans in Reno have been cancelled due to current adverse market conditions and the uncertainty of future market growth. The Company has also allowed the local government approval of its expansion program to expire. In the near term, the Company will concentrate its resources on renovating and improving existing Reno facilities and services. Future expansion plans will be considered based upon future market conditions and the need to add hotel rooms and other major facilities.

     In July 1996, GCP received notice from the Mississippi Department of Economic and Community Development and the Mississippi State Port Authority (the"Port") that GCP's lease for the present Copa Casino site would not be extended beyond its initial term of October 1999 because GCP's site was needed by the Port. Such notice of termination, among other things, is the subject of litigation among the parties. If GCP is required to vacate the current leased site in October 1999, the Company's results of operations could be materially adversely affected.

     Inflation has had only a slight impact on the Company's operating results. Cost and expense increases have generally been passed on to the customers through moderate price increases, higher table limits and upgraded slot machine denominations.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF OPERATIONS
- --------------------------------------------------------------------------------
For the years ended June 30, 1996, 1995, 1994

                                                        1996             1995            1994
                                                     -----------     ------------     -----------
OPERATING REVENUES:
  Gaming                                             $43,996,174     $ 43,601,124     $31,990,341
  Lodging                                              9,132,778        9,805,719      10,120,918
  Food and beverage                                    7,882,377        8,195,340       7,357,963
  Other                                                2,175,831        1,850,111       3,990,280
                                                     -----------     ------------     -----------
                                                      63,187,160       63,452,294      53,459,502
  Less complimentary lodging, food and
     beverage included above                           2,776,918        2,479,087       2,013,048
                                                     -----------     ------------     -----------
                                                      60,410,242       60,973,207      51,446,454
                                                     -----------     ------------     -----------
OPERATING COSTS AND EXPENSES:
  Gaming                                              22,205,937       21,826,156      14,517,504
  Lodging                                              5,158,603        5,193,683       4,683,308
  Food and beverage                                    6,499,231        6,724,601       6,185,677
  Other                                                  665,220          960,201       3,533,687
  Maintenance and utilities                            4,604,013        4,222,854       2,999,173
  General and administrative                          12,967,352       11,878,463       8,261,707
  Impairment of long-lived assets                             --       17,496,282              --
  Depreciation and amortization                        3,635,219        4,418,769       3,087,613
                                                     -----------     ------------     -----------
                                                      55,735,575       72,721,009      43,268,669
                                                     -----------     ------------     -----------
INCOME (LOSS) FROM OPERATIONS                          4,674,667      (11,747,802)      8,177,785
                                                     -----------     ------------     -----------
OTHER INCOME (DEDUCTIONS):
  Interest and other income                              591,126          549,978         584,950
  Interest expense                                    (2,394,743)      (2,562,889)     (1,300,644)
  Equity in loss of unconsolidated affiliate                  --               --      (1,077,537)
  Gain on disposition of non-operating property               --               --       5,197,874
                                                     -----------     ------------     -----------
                                                      (1,803,617)      (2,012,911)      3,404,643
                                                     -----------     ------------     -----------
INCOME (LOSS) BEFORE INCOME TAXES                      2,871,050      (13,760,713)     11,582,428
INCOME TAX (PROVISION) BENEFIT                          (828,688)       2,332,892      (3,852,531)
                                                     -----------     ------------     -----------
NET INCOME (LOSS)                                    $ 2,042,362     $(11,427,821)    $ 7,729,897
                                                     ===========     ============     ===========
NET INCOME (LOSS) PER SHARE                          $      0.45     $      (2.54)    $      1.76
                                                     ===========     ============     ===========
WEIGHTED AVERAGE SHARES OUTSTANDING                    4,498,722        4,497,588       4,395,100
                                                     ===========     ============     ===========

- ------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------
June 30, 1996 and 1995

                                                                    1996                1995
                                                                ------------        ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                      $11,356,980         $10,356,150
  Short-term investments                                             200,000           1,857,503
  Accounts and notes receivable, less allowance for
     possible losses of $107,000 and $147,000                        400,018             477,352
  Inventories                                                        789,199             719,052
  Prepaid federal income taxes                                       141,369                  --
  Deferred federal income tax asset                                       --              15,543
  Prepaid expenses and other assets                                  979,555             946,374
                                                                 -----------         -----------
          Total current assets                                    13,867,121          14,371,974
PROPERTY AND EQUIPMENT:
  Land                                                             8,094,823           8,101,601
  Buildings, ship and improvements                                45,376,570          45,106,360
  Equipment, furniture and fixtures                               21,762,273          20,974,442
  Construction in progress                                           231,264             507,131
                                                                 -----------         -----------
                                                                  75,464,930          74,689,534
  Less accumulated depreciation and amortization                  28,051,014          25,986,710
                                                                 -----------         -----------
                                                                  47,413,916          48,702,824
OTHER ASSETS:
  Deferred federal income tax asset                                  899,908           1,526,589
  Note receivable                                                  1,244,263           1,250,898
  Other                                                              885,705             401,007
                                                                 -----------         -----------
                                                                   3,029,876           3,178,494
                                                                 -----------         -----------
                                                                 $64,310,913         $66,253,292
                                                                 ===========         ===========

- ------------
See notes to consolidated financial statements.

- --------------------------------------------------------------------------------

                                                                    1996                1995
                                                                ------------        ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                              $  2,281,286        $  2,046,893
  Accrued salaries, wages and benefits                             1,686,932           1,886,964
  Other accrued expenses                                           1,376,101           1,316,883
  Federal income taxes payable                                            --             384,210
  Deferred federal income tax liability                              126,469                  --
  Current maturities of long-term debt                            10,789,021          10,905,995
                                                                ------------        ------------
          Total current liabilities                               16,259,809          16,540,945
LONG-TERM DEBT                                                    14,816,286          17,807,655
OTHER                                                                 18,723              56,151
COMMITMENTS AND CONTINGENCIES                                             --                  --
STOCKHOLDERS' EQUITY:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized, none issued                                              --                  --
  Common stock, $.05 par value, 20,000,000 shares
     authorized, 6,898,722 shares issued                             344,936             344,936
  Additional paid-in capital                                      13,073,803          13,073,803
  Retained earnings                                               42,152,191          40,784,637
                                                                ------------        ------------
                                                                  55,570,930          54,203,376
  Treasury stock, at cost; 2,400,000 shares                     (22,354,835)        (22,354,835)
                                                                ------------        ------------
                                                                  33,216,095          31,848,541
                                                                ------------        ------------
          Total stockholders' equity                            $ 64,310,913        $ 66,253,292
                                                                  ==========          ==========

THE SANDS REGENT

CONSOLIDATED STATEMENTS

OF CASH FLOWS
- --------------------------------------------------------------------------------
For the years ended June 30, 1996, 1995, 1994

                                                            1996           1995          1994
                                                         -----------   ------------   -----------
OPERATING ACTIVITIES:
  Net income (loss)                                      $ 2,042,362   $(11,427,821)  $ 7,729,897
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation and amortization                         3,635,219      4,418,769     3,087,613
     Impairment of long-lived assets                              --     17,496,282            --
     (Gain) loss on disposal of property and equipment      (482,978)        78,322    (4,983,998)
     Noncash interest income from unconsolidated
       affiliate                                                  --             --      (302,363)
     Equity in loss of unconsolidated affiliate                   --             --     1,077,537
     Amortization of imputed interest expense                     --         17,100        60,900
     (Increase) decrease in accounts and notes
       receivable                                             77,334       (147,281)       44,794
     (Increase) decrease in inventories                      (70,147)       397,516      (202,794)
     (Increase) decrease in prepaid expenses and other
       current assets                                        (33,181)       189,362       494,147
     (Increase) decrease in other assets                    (494,904)        31,273        25,764
     Increase (decrease) in accounts payable                 332,286       (612,013)     (499,437)
     Increase (decrease) in accrued salaries, wages and
       benefits                                             (200,032)       218,733      (559,254)
     Increase in other accrued expenses                       59,218        604,404       180,857
     Increase (decrease) in federal income taxes
       payable                                              (525,579)       563,165      (894,084)
     Change in deferred federal income taxes                 768,693     (4,442,575)    2,271,615
     Decrease in other liability                             (37,428)       (37,428)           --
                                                         ------------   -----------   ------------
Net cash provided by operating activities                  5,070,863      7,347,808     7,531,194
                                                         ------------   -----------   ------------
INVESTING ACTIVITIES:
  Purchase of short-term investments                        (583,257)    (3,251,250)      (10,000)
  Sale and maturity of short-term investments              2,240,760      1,528,747       303,394
  Payments received on note receivable                         6,635          7,547         2,555
  Additions to property and equipment                     (2,588,447)    (2,657,280)   (3,983,943)
  Proceeds from sale of property, equipment and other
     assets                                                  735,320         32,756     6,062,445
  Investment in and advances to unconsolidated
     affiliate                                                    --             --    (4,761,403)
  Payments to acquire company and related note
     receivable, net of cash acquired                             --             --    (1,787,641)
                                                         ------------   -----------   ------------
Net cash used in investing activities                       (188,989)    (4,339,480)   (4,174,593)
                                                         ------------   -----------   ------------

- ---------------

See notes to consolidated financial statements.

- --------------------------------------------------------------------------------

                                                            1996           1995          1994
                                                         -----------   ------------   -----------
FINANCING ACTIVITIES:
  Payment of accounts payable for prior year purchases
     of property and equipment                               (97,893)      (756,487)     (962,360)
  Issuance of long-term debt                                      --             --     5,500,000
  Payments on long-term debt                              (3,108,343)      (702,796)     (418,947)
  Issuance of common stock                                        --         37,500       100,000
  Payment of dividends on common stock                      (674,808)      (899,444)     (876,594)
                                                         -----------    -----------    ----------
Net cash provided by (used in) financing activities       (3,881,044)    (2,321,227)    3,342,099
                                                         -----------    -----------    ----------
INCREASE IN CASH AND CASH EQUIVALENTS                      1,000,830        687,101     6,698,700
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR              10,356,150      9,669,049     2,970,349
                                                         -----------    -----------    ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                   $11,356,980    $10,356,150    $9,669,049
                                                         ===========    ===========    ==========
Supplemental cash flow information:
  Note receivable acquired upon sale of property and
     equipment                                           $        --    $        --    $1,261,000
                                                         ===========    ===========    ==========
  Property and equipment acquired by accounts payable    $        --    $    59,489    $  844,190
                                                         ===========    ===========    ==========
  Accounts payable converted to long-term debt           $        --    $   118,726    $       --
                                                         ===========    ===========    ==========
  Other liabilities included in investment in and
     advances to unconsolidated affiliate                $        --    $        --    $   38,684
                                                         ===========    ===========    ==========
  Issuance of common stock to acquire company            $        --    $        --    $1,762,500
                                                         ===========    ===========    ==========
  Interest paid, net of amount capitalized               $ 2,022,546    $ 2,254,248    $1,400,993
                                                         ===========    ===========    ==========
  Federal income taxes paid                              $ 1,075,000    $ 1,550,000    $2,475,000
                                                         ===========    ===========    ==========

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
- --------------------------------------------------------------------------------
For the years ended June 30, 1996, 1995, 1994

                             Common Stock        Additional                      Treasury Stock
                         ---------------------    Paid-in      Retained     ------------------------
                           Shares     Amount      Capital      Earnings       Shares       Amount         Total
                         ----------  ---------  ------------  -----------   ----------  ------------   -----------
BALANCES, JULY 1, 1993    6,735,722   $336,786   $11,181,953  $46,258,599    2,400,000  $(22,354,835)  $35,422,503
Net income                       --         --            --    7,729,897           --            --     7,729,897
Shares issued on
  exercise of stock
  options                    16,000        800        99,200           --           --            --       100,000
Shares issued for
  acquisition of
  subsidiary                141,000      7,050     1,755,450           --           --            --     1,762,500
Cash dividends ($.20
  per share)                     --         --            --     (876,594)          --            --      (876,594)
                          ---------   --------   -----------  -----------    ---------  ------------   -----------
BALANCES, JUNE 30, 1994   6,892,722    344,636    13,036,603   53,111,902    2,400,000   (22,354,835)   44,138,306
Net loss                         --         --            --  (11,427,821)          --            --   (11,427,821)
Shares issued on
  exercise of stock
  options                     6,000        300        37,200           --           --            --        37,500
Cash dividends ($.20
  per share)                     --         --            --     (899,444)          --            --      (899,444)
                          ---------   --------   -----------  -----------    ---------  ------------   -----------
BALANCES, JUNE 30, 1995   6,898,722    344,936    13,073,803   40,784,637    2,400,000   (22,354,835)   31,848,541
Net income                       --         --            --    2,042,362           --            --     2,042,362
Cash dividends ($.15
  per share)                     --         --            --     (674,808)          --            --      (674,808)
                          ---------    -------   -----------  -----------    ---------  ------------   -----------
BALANCES, JUNE 30, 1996   6,898,722   $344,936   $13,073,803  $42,152,191    2,400,000  $(22,354,835)  $33,216,095
                          =========   ========   ===========  ===========    =========  ============   ===========

- ---------------

See notes to consolidated financial statements.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
For the years ended June 30, 1996, 1995, 1994

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

(b) NATURE OF OPERATIONS

     The Company owns and operates The Sands Regency Hotel/Casino in Reno, Nevada and the Copa Casino in Gulfport, Mississippi. The Copa Casino, which is owned by GCP, was licensed and commenced operations in September 1993. The Company's operations are conducted in the hotel/casino industry and include gaming activities, hotel, restaurant and other related support facilities. Because of the integrated nature of these operations, the Company is considered to be engaged in one industry segment.

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

     The estimated costs of providing the complimentary services are as follows:

                                                        1996           1995           1994
                                                     ----------     ----------     ----------
    Hotel                                            $  380,869     $  215,661     $  218,288
    Food and beverage                                 2,073,504      2,185,106      1,458,350
    Other                                                39,112         32,896         19,057
                                                     ----------     ----------     ----------
                                                     $2,493,485     $2,433,663     $1,695,695
                                                     ==========     ==========     ==========

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
- --------------------------------------------------------------------------------

For the years ended June 30, 1996, 1995, 1994

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

(e) SHORT-TERM INVESTMENTS

     The Company accounts for its short-term investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115- "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that unrealized gains and losses on securities defined as "available-for-sale" will be excluded from income and be reported in a separate component of stockholders' equity. Securities that the Company has the ability and positive intent to hold to maturity are classified as "held-to-maturity" and are reported at the lower of aggregate cost or market. As of June 30, 1996, the Company's short-term investments were not subject to the provisions of SFAS No. 115.

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

(i) IMPAIRMENT OF LONG-LIVED ASSETS

     Statement of Financial Accounting Standards ("SFAS") No. 121- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " was issued by the Financial Accounting Standards Board in March 1995. The Company adopted the provisions of SFAS No. 121 during the fourth quarter of the year ended June 30, 1995 which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for

- --------------------------------------------------------------------------------

long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

(j) STOCK-BASED COMPENSATION AWARDS

     Statement of Financial Accounting Standards ("SFAS") No. 123- "Accounting for Awards of Stock-Based Compensation" was issued by the Financial Accounting Standards Board in October 1995 and effective for the Company's fiscal year ending June 30, 1997. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions where equity securities are issued for goods and services. It defines a fair value based method of accounting for an employee stock option, or similar equity instrument, and encourages such method of accounting for all employee stock compensation plans. However, and as allowed by SFAS No. 123, the Company intends to continue to follow the provisions of APB Opinion No. 25- "Accounting for Stock Issued to Employees" which measures compensation costs for employee stock compensation plans using the intrinsic value based method of accounting. The Company believes that the adoption of SFAS No. 123 will not have a material effect on the financial position or results of operations of the Company.

(k) INCOME TAXES

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

(l) FAIR VALUE OF FINANCIAL INSTRUMENTS

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

(m) CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company maintains cash in bank accounts with balances, at times, in excess of Federally insured limits. The Company has not experienced any losses in such accounts.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
- --------------------------------------------------------------------------------

For the years ended June 30, 1996, 1995, 1994

(n) NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is computed by using the weighted average number of shares and common stock equivalents outstanding for the period.

(o) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- SHORT-TERM INVESTMENTS

     Short-term investments consist of certificates of deposit which are carried at cost, which approximates market.

NOTE 3 -- NOTE RECEIVABLE

     The note receivable is due in monthly principal and interest payments calculated over 30 years using an annual interest rate of prime plus 2% (10.25% at June 30, 1996). Subject to a minimum interest rate of 8%, the interest rate shall be adjusted semi-annually. The unpaid balance is payable in full in March 1999. The note is secured by a first deed of trust on motel real property in Reno, Nevada and is a joint and several obligation of, and guaranteed by, the makers.

NOTE 4 -- ACQUISITION OF COMPANY

     On February 25, 1994, The Sands Regent acquired all of the issued and outstanding stock of GCI which resulted in the acquisition of the remaining ownership interest in GCP. Summarized operating data of GCP under the equity method of accounting prior to being consolidated with the Company when GCI was acquired is as follows:

                                                            1994
                                                         -----------
        Revenue                                          $12,146,082
        Costs and expenses                                14,579,144
        Net loss                                           3,089,777
        Company's equity in net loss, net of
          intercompany eliminations                        1,077,537

     On a stand alone basis, GCP generated net income of $326,000 in the year ended June 30, 1996 and incurred a net loss of $12.4 million in the year ended June 30, 1995. Approximately $10.7 million of the loss in fiscal 1995 was due to a write-down of GCP long-lived assets to estimated net realizable value on a basis consistent with the provisions of accounting standards as more fully described in Note 5. As of June 30, 1996, GCP's total liabilities exceeded its total assets by $12.7 million. Such excess of total liabilities over total assets results from advances by the Company to GCP, aggregating $20.9 million including accrued interest, which are reflected as liabilities of GCP.

- --------------------------------------------------------------------------------

     Management of GCP has sought approval to construct land-based facilities, which are planned to include a hotel, and has requested approval to replace its floating casino facility. Such approvals, which are required from the GCP's landlord, the Mississippi State Port Authority at Gulfport, have, to date, been refused. Management believes that development of its leasehold site is necessary in order for the Copa Casino to be ultimately successful and has filed a legal action against the Mississippi State Port Authority as more fully described in
Note 10.

NOTE 5 -- IMPAIRMENT OF LONG-LIVED ASSETS

     Based upon political and market conditions and an analysis of projected undiscounted future cash flows of the GCI and GCP calculated in accordance with the provisions of SFAS No. 121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ", the Company made a determination during the year ended June 30, 1995 that the carrying amount of certain long-lived assets of GCI and GCP may not be recoverable. The resultant, calculated impairment of long-lived assets necessitated a write-down of $17.5 million as follows: 1) $6.8 million of Goodwill which represented the excess of cost over net assets of the acquisition of GCI in February 1994; 2) $5.3 million for the GCP ship which contains the Copa Casino operation; 3) $3.7 million for the GCP leasehold improvements at the Copa Casino operating site; and 4) $1.7 million for Copa Casino gaming equipment, primarily slot machines. The estimated net realizable values of these long-lived assets at June 30, 1995 were determined by calculating the present value of estimated expected future GCI and GCP cash flows using a discount rate commensurate with the risks involved.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
- --------------------------------------------------------------------------------

For the years ended June 30, 1996, 1995, 1994

NOTE 6 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                             June 30,
                                                                    ---------------------------
                                                                       1996            1995
                                                                    -----------     -----------
Bank term and revolving line of credit loan; interest at prime or LIBOR plus an amount in excess of such amounts,
  respectively, of up to 2% and 3.65%, depending on defined
  performance levels of the Company (a blended rate of 7.9%
  utilized at June 30, 1996); collateralized by a first deed of trust on the real property and equipment used in the Reno,
  Nevada hotel/casino operation; interest payable monthly;
  principal due semi-annually in such amounts so as to reduce the advanced and unpaid principal balance to the maximum
  scheduled unpaid balance due as of specified dates; payable in
  full in 2000                                                      $15,553,000     $18,565,000
Contract payable to International Game Technology ("IGT") by
  GCP; amended in August 1996 to include principal and interest payments of $55,000, including interest at 10% per annum, due monthly commencing September 1, 1996 through August 1, 1999 at which time the remaining unpaid principal balance of $3.2
  million is due in full; secured by certain gaming equipment         4,052,307       4,052,307
Notes payable by GCI to former minority stockholders of GCI
  issued under a settlement agreement; interest payable at 6%
  per annum in semi-annual payments; principal payable annually in the amount of $600,000 beginning in November 1994 until
  November 1998 when the remaining unpaid balances are due in full; principal payments in the aggregate amount of $1.2
  million past due; no interest paid since May 1994; entire
  principal balances included in current maturities at June 30,
  1996 and 1995; secured by GCI's partnership interest in GCP         6,000,000       6,000,000
Other                                                                        --          96,343
                                                                    -----------     -----------
                                                                     25,605,307      28,713,650
Less current maturities                                              10,789,021      10,905,995
                                                                    -----------     -----------
Long-term portion                                                   $14,816,286     $17,807,655
                                                                    ===========     ===========

     The bank loan is covered under a loan agreement which requires the Company to comply with certain financial covenants, restricts future encumbrances and requires certain existing major shareholders of the Company to continue to hold a significant ownership interest in the Company and to be involved in the management of the Company. The financial covenants include restrictions on investment activities and the sale or other disposition of a significant portion of the Company's assets and also limit annual capital expenditures. The financial covenants additionally require the maintenance of certain financial ratios and restrict the payment of dividends if an event of default has occurred. The loan agreement also requires that no shareholder, other than the existing major shareholders, may own 20% or more of the issued and outstanding voting stock of the Company. The bank waived non-compliance with certain of the bank loan covenants at June 30, 1996 and provided for modification of certain covenants, or waiver of compliance therewith, until the quarter ended September 30, 1997. As consideration for such waivers and covenant modifications, the bank

- --------------------------------------------------------------------------------

has required the Company to presently pay the April 1, 1997 scheduled principal reduction payment in the amount of $1.7 million and to make an additional principal payment in the amount of $1.25 million which is included in current maturities.

     Long-term debt at June 30, 1996 is payable as follows:


        Year ending
         June 30,                                     Amount
        -----------                                -----------
           1997                                    $10,789,021
           1998                                      3,965,819
           1999                                      4,380,062
           2000                                      6,470,405
                                                   -----------
                                                   $25,605,307
                                                   ===========

     The Company entered into an interest rate swap agreement, effective April 1, 1994, to fix the variable interest rate due on the bank term and revolving line of credit loan. Under such agreement, the Company pays the bank interest at a fixed rate of 6.25% per annum on the notional amount and the bank pays the Company interest at a variable rate (currently 5.5%) based on the London Interbank Offer Rate ("LIBOR") on the notional amount. The notional amount of the swap coincides with the maximum amount of amortized borrowings that may be made under the bank term and revolving line of credit loan (currently $15.6 million). The notional amount may be reduced by the Company, in whole or in part, upon notice by the Company to the bank and a fair market settlement of such reduction between the parties. The fair value of the interest rate swap agreement is an asset of $25,104 at June 30, 1996 which was based on estimated termination values. The interest rate swap is subject to market risk as interest rates fluctuate.

     Of the total interest expense of $2,395,000, $2,563,000 and $1,365,000 in 1996, 1995 and 1994, respectively, none, none and $64,000 has been capitalized into construction costs.

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

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
- --------------------------------------------------------------------------------

For the years ended June 30, 1996, 1995, 1994

     The following is a summary of activity under the Company's stock option plan:


                                                           Incentive Options
                                                      ---------------------------
                                                       Number       Average Price
                                                      of Shares       per Share
                                                      ---------     -------------
        Outstanding, July 1, 1993                      229,000         $  9.01
          Options cancelled                            (63,000)         (11.41)
          Options exercised                            (16,000)          (6.25)
                                                       -------         -------
        Outstanding, June 30, 1994                     150,000            8.29
          Options cancelled                            (36,000)         (10.50)
          Options exercised                             (6,000)          (6.25)
                                                       -------         -------
        Outstanding, June 30, 1995                     108,000            7.67
          Options granted                              250,000            3.58
          Options cancelled                            (24,000)          (6.25)
          Options exercised                                 --              --
                                                       -------         -------
        Outstanding, June 30, 1996                     334,000         $  4.71
                                                       =======         =======

     At June 30, 1996, options to purchase 60,000 shares of the Company's stock were exercisable and 11,864 shares were available for grant under the stock option plan.

NOTE 8 -- FEDERAL INCOME TAXES

     The income tax (provision) benefit consists of the following:

                                         1996           1995            1994
                                       ---------     -----------     -----------
        Current                        $ (59,995)    $(2,109,683)    $(1,580,916)
        Deferred                        (768,693)      4,442,575      (2,271,615)
                                       ---------     -----------     -----------
                                       $(828,688)    $ 2,332,892     $(3,852,531)
                                       =========     ===========     ===========

     The Company's effective tax rate differs from the federal statutory rate as follows:

                                                          1996      1995      1994
                                                          -----     -----     ----
        Federal statutory tax rate                         35.0%    (35.0)%   35.0%
        Surtax exemption                                   (1.0)      1.0     (1.0)
        Write-off of goodwill                                --      17.8       --
        Tax effect of tax-free interest income             (2.5)     (0.4)      --
        General business credits                           (2.3)     (0.5)    (1.0)
        Other                                              (0.3)      0.1      0.3
                                                           ----     -----     ----
                                                           28.9%    (17.0)%   33.3%
                                                           ====     =====     ====

- --------------------------------------------------------------------------------

     The components of the Company's net deferred federal income tax asset are as follows at June 30:

                                                                 1996            1995
                                                              -----------     -----------
      Deferred tax assets:
        License acquisition costs                             $ 1,697,021     $ 1,836,026
        Pre-opening costs                                         559,614         817,899
        Alternative minimum tax credit                            523,386              --
        Accrued expenses                                          160,276         279,131
        Other                                                      52,671          79,337
                                                              -----------     -----------
                                                                2,992,968       3,012,393
                                                              -----------     -----------
      Deferred tax liabilities:
        Property and equipment                                 (1,876,410)     (1,141,338)
        Prepaid expenses                                         (333,049)       (321,768)
        Other                                                     (10,070)         (7,155)
                                                              -----------     -----------
                                                               (2,219,529)     (1,470,261)
                                                              -----------     -----------
           Net deferred federal income tax asset              $   773,439     $ 1,542,132
                                                              ===========     ===========

The Company has a March 31 tax year-end.

NOTE 9 -- LEASE COMMITMENTS

     GCP leases its Mississippi dockside facilities from the Mississippi Department of Economic and Community Development ("MDECD") and the Mississippi State Port Authority in Gulfport, Mississippi (the "Port"). The lease provides for an initial lease term of seven years commencing in October 1992. The lease also provides for three extension options of five years each and a final extension option of ten years. The final ten year extension option may only be exercised if GCP constructs, within the city limits of Gulfport, Mississippi, a mimimum of 350 hotel/motel rooms during the first ten years of the lease agreement.

     The lease provides for a monthly base rent of $41,667 plus 5% of gross annual gaming revenue in excess of $25 million. Additionally, the lease requires monthly payments equal to 3% of non-gaming revenue. Beginning in October 1997, the base rent shall be adjusted, annually, in accordance with changes in the consumer price index.

     In July 1996, GCP was notified by MDECD and the Port that its lease will be canceled and terminated at the end of the initial lease term in October 1999 because the Company's current leased site is needed by the Port to accommodate a purported expansion of Port facilities. Such notice of termination, among other items, is presently the subject of litigation between GCP and MDECD and the Port as further described in Note 10.

     In addition to the Mississippi dockside facilities lease, the Company leases certain equipment under operating leases expiring in 1997.

     Total rental expense charged to operations was $538,000, $534,000 and $217,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

THE SANDS REGENT

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS
(Continued)
- --------------------------------------------------------------------------------

For the years ended June 30, 1996, 1995, 1994
     Future minimum payments under the remaining noncancellable term of operating leases are as follows:


            Year ending
              June 30,                                   Amount
            -----------                                ----------
               1997                                    $  506,000
               1998                                       500,000
               1999                                       500,000
               2000                                       125,001
                                                       ----------
                                                       $1,631,001
                                                       ==========

NOTE 10 -- CONTINGENCIES

GCI matter

     In December 1994, a lawsuit was filed in a Mississippi Chancery Court against GCI because of GCI's failure to make payments on promissory note obligations of GCI to two of its former shareholders. These note obligations, in the aggregate amount of $6 million, plus interest, are secured by a pledge of GCI's partnership interest in GCP. Although these promissory notes and the accrued interest thereon are obligations of GCI, they are reflected as current liabilities in the Company's Consolidated Balance Sheets at June 30, 1996 and 1995 upon consolidation.

     In addition to demanding payment of the $6 million plus interest, for which a partial summary judgment was granted, the lawsuit is demanding the appointment of a receiver to take possession of and sell GCI's ownership interest in GCP. The lawsuit also seeks attorneys fees in an amount not less than $900,000 which management of the Company believes would not be deemed a reasonable amount in the event of an unfavorable judgment against GCI. In May 1995, GCP and Patrician were joined as necessary parties to the lawsuit.

     In August 1995, a Charging Order was entered which requires GCP to respond to inquiries by the two former GCI shareholders for the purpose, among other things, of determining what distributions, if any, have been paid by the partnership to its partners. Moreover, a court order was granted whereby any amounts due or to become due GCI by GCP are to be paid to the two former shareholders, pro-rata, until the their judgments against GCI are satisfied.

     Part of the dispute with the two former shareholders concerns their security interest in GCI's ownership of GCP. GCI's interest in GCP has been reduced from an original 60% to the present .006% interest as a result of an amendment to the partnership agreement and a partner capital call. An amendment to the GCP partnership agreement was entered into, effective January 1, 1993, whereby the profit and loss allocation percentages were amended from 40% to 80% for Patrician and from 60% to 20% for GCI. Such amendment was entered into so as to properly reflect the relative financial risks of Patrician and GCI and to cure a partnership breach by GCI. Specifically, and prior to the acquisition of GCI by the Sands Regent in February 1994, GCI had breached the partnership agreement by failing to properly contribute monies to the partnership. This resulted in additional funding by Patrician and the amendment was entered into to cure the breach since GCI was not in the position to contribute required funding.

     An additional partner capital call occurred in January 1996 for the purpose of improving the partnership capital structure. Patrician and Artemis complied with the capital call and GCI failed to comply. As a result,

- --------------------------------------------------------------------------------

and in accordance with the partnership agreement, as amended, GCI's interest in GCP was reduced from 20% to .006%. The two former shareholders of GCI claim that GCI's ownership interest in GCP should be the pre-amendment, pre-capital call 60% interest. GCI and Patrician contend that the amended ownership interests are valid because they were undertaken for valid business reasons and that they were permitted in accordance with the underlying agreement that pledged GCI's interest in GCP to the two former GCI shareholders. Further, the partnership amendments which provided, or allowed, for the change in partner ownership interests were found to be valid in a June 1996 arbitration award between Patrician and GCI.

     In July 1996, as a result of a court hearing, the Chancery Court rendered a judgement that the reallocation of GCI's interest in the partnership had no effect on the lien position of the two former GCI shareholders. Further, the two former shareholders were given until November 1996 to exhaust their legal remedies in collecting against the judgement. Failing collection or other resolution by November 1996, the Court shall consider additional measures including, but not limited to, the appointment of a receiver.

     GCI has filed a motion for reconsideration with the Chancery Court for which a hearing has not yet been set.

     GCI's only tangible asset, and its source of funds for repayment of the promissory notes, is its partnership interest in GCP. These two former shareholder promissory notes were owed by GCI when The Sands Regent purchased GCI in February 1994 and have not been assumed or guaranteed by The Sands Regent. GCI is not presently in the financial position to make any payments with respect to these note obligations nor is it expected to be in such a position in the near future. The ultimate resolution of such matter is not presently subject to reasonable estimation but could include a dispossession of a 60% right to receive partnership profits and surplus.

Port matter

     In July 1996, the Mississippi Department of Economic and Community Development ("MDECD") and the Mississippi State Port Authority at Gulfport (the "Port") filed a declaratory judgement action against the Copa Casino in a Mississippi Chancery Court. Such lawsuit seeks Chancery Court interpretation of certain provisions of the lease between MDECD and the Port and the Copa Casino including whether the Port may terminate the lease on a date certain, whether the Port must approve the substitution of another gaming vessel for the present gaming vessel and whether the Port must approve the construction of a hotel on the leased premises. In addition to the lawsuit, MDECD and the Port also notified the Copa Casino that its lease will be canceled and terminated at the end of the initial lease term in October 1999 because the Copa Casino's current leased site is needed by the Port to accommodate a purported expansion of Port facilities.

     In August 1996, the Company filed a separate lawsuit against MDECD and the Port in Mississippi Circuit Court for breach of contract, breach of covenant of good faith and fair dealing, misrepresentation and breach of covenant of quiet enjoyment. The lawsuit seeks an award for compensatory damages in an amount not less than $20 million and a declaratory judgement quieting the lease term and allowing the development of the leased premise. The lawsuit also requests a jury trial which is not generally available in Chancery Court.

     In connection with the filing of the Circuit Court action, the Company has responded to the Chancery Court action filed by the MDECD and Port by requesting that such action be dismissed or, in the alternative, transferred and consolidated with the Company's Circuit Court action. MDECD and the Port have, in turn, responded by indicating it is their belief that the Chancery Court is the proper forum and that the Company's

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
- --------------------------------------------------------------------------------

For the years ended June 30, 1996, 1995, 1994
Circuit Court action be either dismissed or transferred to the Chancery Court. A Circuit Court hearing has been scheduled for September 20, 1996 with respect to the MDECD and Port request to dismiss the Company's Circuit Court action or transfer it to Chancery Court.

     Such legal actions between the Company and MDECD and the Port are in the early stages and management believes that the outcome is not presently predictable or subject to reasonable estimation.

Other

     In February 1996, GCP's hurricane evacuation plan was approved by the Mississippi State Port Authority and, as a result, GCP's standard two-year gaming license was renewed by the Mississippi Gaming Commission. The hurricane plan had previously been under review by the Mississippi State Port Authority and GCP had, since August 1995, been operating under provisional gaming licenses.

     The Company is party to other legal actions, proceedings and pending claims arising in the normal conduct of business. Management believes that the final outcomes of these matters will not have a material adverse effect upon the Company's financial position or results of operations.

NOTE 11 -- CONDENSED QUARTERLY RESULTS (UNAUDITED)

                                               First        Second       Third        Fourth
                                              Quarter      Quarter      Quarter       Quarter
                                             ----------   ----------   ----------   -----------
1996
  Operating revenues                        $16,054,749  $14,037,918  $15,299,849   $15,017,726
  Income from operations                      2,217,331      336,522    1,247,123       873,691
  Net income (loss)                           1,188,329       (3,841)     543,797       314,077
  Net income (loss) per share                     $0.26           --        $0.12         $0.07

1995
  Operating revenues                        $16,363,237  $13,553,357  $14,384,163   $16,668,603
  Income (loss) from operations               1,884,116      158,165      888,411   (14,678,494)
  Net income (loss)                             833,234     (292,738)     323,772   (12,292,089)
  Net income (loss) per share                     $0.19       $(0.07)       $0.07        $(2.73)

NOTE 12 -- SUBSEQUENT EVENT (UNAUDITED)

     On September 20, 1996, a hearing was held in Mississippi Circuit Court with respect to the MDECD and Port request to dismiss the Company's Circuit Court action against the MDECD and Port or transfer it to Chancery Court. A ruling is expected in October 1996.

INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------

To the Board of Directors and
  Shareholders of The Sands Regent:

     We have audited the accompanying consolidated balance sheets of The Sands Regent and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Sands Regent and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 5 to the consolidated financial statements, during the year ended June 30, 1995 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and reported a loss for impairment of long-lived assets of $17.5 million.

[SIG]

Deloitte & Touche LLP
Reno, Nevada
August 9, 1996

- --------------------------------------------------------------------------------

CORPORATE OFFICERS


Pete Cladianos, Jr.                          David R. Wood
  President and Chief Executive Officer        Executive Vice President,
                                               Treasurer and Chief Financial Officer
Katherene Latham
  Chairman of the Board                      Pete Cladianos III(1)
                                               Executive Vice President and Secretary
Jon N. Bengtson
  Executive Vice President and               Joseph G. Fanelli
  Chief Operating Officer
                                             Weldon C. Upton
David R. Wood
  Executive Vice President,                  PUBLIC ACCOUNTANTS
  Treasurer and Chief Financial Officer      Deloitte & Touche LLP
                                               Reno, Nevada
Pete Cladianos III
  Executive Vice President and Secretary     SECURITIES COUNSEL
                                             Latham & Watkins
BOARD OF DIRECTORS                             Costa Mesa, California
Katherene Latham(1)
  Chairman of the Board                      TRANSFER AGENT & REGISTRAR
                                             Chase Mellon Shareholder Services, LLC
Pete Cladianos, Jr.(1)                         Ridgefield Park, New Jersey
  President and Chief Executive Officer

Jon N. Bengtson
  Executive Vice President and
  Chief Operating Officer

- ------------

(1) Standing for re-election to the Board of Directors at the November 4, 1996 Annual Meeting.

FORM 10-K REPORT

     A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders without charge by writing to The Sands Regent, Attention: David R. Wood, 345 North Arlington Avenue, Reno, Nevada 89501.

                                      LOGO

           345 N. ARLINGTON AVENUE - RENO, NV 89501 - (702) 348-2200