Form 10-K, Exhibit 13
period 1997-06-30
SANDS REGENT
filed 1997-09-26
CIK 753899

                                                                EXHIBIT 13






                            [THE SANDS REGENT LOGO]


[THE SANDS REGENCY LOGO]                                      [COPA CASINO LOGO]






                               1997 ANNUAL REPORT

THE SANDS REGENT
--------------------------------------------------------------------------------

     The Company owns and operates The Sands Regency Hotel/Casino in downtown Reno, Nevada and, through three wholly-owned subsidiaries, owns Gulfside Casino Partnership which owns and operates the Copa Casino in Gulfport, Mississippi.

RENO, NEVADA PROPERTIES AND OPERATIONS

     The Sands Regency Hotel/Casino, located in Reno, Nevada, has approximately 27,000 square feet of gaming space which offers 20 table games, two keno games and 684 slot machines. The complex has 938 hotel rooms, including 32 suites of various sizes, and also includes three restaurants, a Donut House, a "Pizza Hut", and an "Arbys" restaurant, a "Baskin-Robbins" and an "Orange Julius" operated by third parties. The facilities also include three cocktail lounges.

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

     The Company's property holdings also include a .5 acre lot, located one-half block from the hotel/casino site, used for the Company's personnel office and for storage and a smaller property located in Reno of approximately
 .2 acres.

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

     The Copa Casino is located aboard a 500-foot cruise ship owned by the partnership. In Mississippi, all gaming facilities must be constructed on floating facilities on or juxtapositional to approved navigable waterways. Such facilities need not cruise into the waterways and, as such, become permanently moored as dockside gaming facilities. The Copa Casino is also permanently moored.

     The Copa Casino consists of approximately 24,000 square feet of gaming area located on two decks. The Copa offers 735 slot machines and 26 table games, including craps, roulette, blackjack, caribbean stud, three card poker and big six. In addition, the facility also includes four cocktail lounges/bars, a deli-style restaurant, a buffet restaurant and various ancillary services and facilities.

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

TO OUR STOCKHOLDERS
--------------------------------------------------------------------------------

     In Reno, as anticipated, our revenues declined during the three quarters ended March 31, 1997 and improved in the fourth quarter. Such decrease in revenues and profitability at the Sands Regency continues to be due to increased competition from Las Vegas Mega-resorts, Indian casinos in the Pacific Northwest and Reno area market dilution as a result of the 25% increase in hotel rooms in the last 24 months. We were also negatively impacted by floods and other unusual weather conditions in Reno and our major market areas in the third quarter.

     In the fourth quarter, revenues and profitability at the Sands Regency improved over last year. These improvements were due to the Women's International Bowling Congress, a city-wide event held in Reno from February to July 1997, and aggressive marketing efforts undertaken by the Company.

     During the year, we undertook and completed a renovation of our main casino area improving and updating the ambiance. We also installed a state-of-the-art player marketing-tracking system which has been operating since approximately December 1996. With these improvements and additions, coupled with the renovation of a significant number of our hotel rooms in the last several years, we believe that our Reno facility is an up-to-date and well maintained property.

     Looking ahead for the Sands Regency, we believe the Reno market will continue to grow and absorb the increased hotel and casino capacity added over the last several years. In February 1998, the Men's American Bowling Congress will start and we anticipate it will make a positive contribution to us and the Reno area as a whole. We will continue our aggressive marketing efforts directed toward both group and air wholesale business and small convention business. We are also looking at new marketing approaches and promotional programs, some of which have been successful at the Copa Casino, to increase our business and profitability.

     In Mississippi, operating profit and net income were down, compared to last year, despite an increase in revenues. Such declines were due, in part, to a loss on the write-off of property and equipment items, extraordinary dredging costs and increased legal costs. The loss on disposal of property and equipment includes the write-off of the undepreciated cost of a slot monitoring/accounting system, which was replaced in 1997, and the write-off of certain capitalized costs for projects no longer deemed viable.

     The dredging costs were a result of dredging under and around our gaming ship necessitated, primarily, by unusual and rapid siltation. This rapid siltation appears to have been caused by other vessels in the Port and is the responsibility of, and part of our lawsuit with, the Port. The increase in legal costs are significantly attributable to the lawsuit with the Port and the Mississippi Department of Community and Economic Development.

     With respect to this lawsuit, the trial date of October 6, 1997 is rapidly approaching and preparation for it has been time consuming and costly. Although we are somewhat optimistic about our situation and position, we can not predict the outcome which will likely have an important impact on the future of the Copa Casino.

     In addition to the above lawsuit, legal action with the two former shareholders of Gulfside Casino, Inc., a partner in the Copa Casino, is ongoing. An unfavorable ruling in Chancery Court in Harrison County Mississippi, entered in January 1997, has been appealed to the Mississippi Supreme Court on the grounds that the judgment was incorrect and not based on the facts or the law. In addition, Gulfside Casino, Inc., the creditor to the two former shareholders, has filed for protection under Chapter 11 of the United States Bankruptcy Code. We believe that Bankruptcy Court is the proper forum to resolve the dispute with these individuals although they are attempting to circumvent such jurisdiction by requesting that the Bankruptcy Court allow them to continue to pursue their action in Chancery Court.

--------------------------------------------------------------------------------

     The most recent obstacle for the Copa Casino is our entrance off highway
90. Highway 90 is being widened, by utilizing the Port's frontage road, to accommodate increased traffic. This includes the demolition of our entrance which was accessible off the frontage road. Although delayed by the Port, a new signalized intersection will be provided to serve as our new entrance which should significantly enhance access to our facility. We expect completion by December 1997 and until then, access to our facilities will continue to be difficult.

     In spite of these difficulties, the Copa continues to make the best of the situation. We have implemented numerous innovative marketing programs and promotions which have been successful in attracting visitors. We also have many loyal customers who are diligently trudging through the construction.

     As always, we are thankful for, and appreciate our many loyal employees in both Reno and Gulfport. We are also very appreciative of our guests, many of whom come to see us again and again, and year-after-year.

                                          Respectfully,

                                          [SIG]

                                          Pete Cladianos, Jr.
                                          President and Chief Executive Officer

Reno, Nevada
September 25, 1997

THE SANDS REGENT
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
For the years ended June 30,

                                         1997        1996         1995          1994        1993
                                        -------     -------     --------       -------     -------
                                              (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Operating revenues(1)                 $57,521     $59,858     $ 60,497       $51,446     $43,877
  Income (loss) from operations            (114)      4,675      (11,748)(2)     8,178       8,608
  Net income (loss)                        (762)      2,042      (11,428)(2)     7,730       5,481
  Net income (loss) per share           $  (.17)    $   .45     $  (2.54)(2)   $  1.76     $  1.27
  Cash dividends per share                   --     $   .15     $    .20       $   .20     $   .20
OPERATING DATA:
  Casino square footage(3)               51,000      51,000       51,000        51,000      27,000
  Number of slot machines(3)              1,409       1,407        1,459         1,483         783
  Number of hotel rooms(3)                  938         938          938           938         938
  Average hotel occupancy rate             84.4%       82.9%        87.1%         89.7%       89.0%
BALANCE SHEET DATA:
  Cash, cash equivalents and
     short-term investments(3)          $ 7,894     $11,557     $ 12,214       $ 9,804     $ 3,274
  Total assets(3)                        61,053      64,311       66,253        82,268      56,559
  Long-term debt(3)                       4,658      14,816       17,808        27,559      13,676
  Total stockholders' equity(3)          32,454      33,216       31,849        44,138      35,423

---------------

(1) Revenues are net of complimentaries.

(2) Includes a write-off attributable to an impairment in long-lived assets of GCP and GCI. The negative impact of such write-off on income (loss) from operations, net income (loss) and net income (loss) per share was approximately $17.5 million, $13.9 million and $3.08, respectively.

(3) Information presented as of the end of the period.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
COMPARISON OF 1997 TO 1996

     For the year ended June 30, 1997, revenues decreased to $57.5 million compared to $59.9 million for the year ended June 30, 1996 and income from operations decreased from $4.7 million to a loss from operations of $114,000. For the same comparable periods, net income decreased from $2 million, or $.45 per share, in fiscal 1996, to a net loss of $762,000, or a $.17 loss per share, in fiscal 1997. The decrease in revenues is composed of an increase in revenues from the Copa Casino of approximately $900,000 which was offset by a decrease in revenues from the Sands Regency of approximately $3.3 million. The decrease in income from operations is composed of a decrease from the Copa Casino of approximately $1.0 million and a decrease from the Sands Regency of $3.8 million. The decrease in Copa Casino income from operations is due to increased costs and expenses whereas the decrease in income from operations from the Sands Regency is due primarily to a decrease in revenue.

     The decreases in net income and net income per share, are also attributable to both the Sands Regency and the Copa Casino operations. The Copa Casino contributed approximately $741,000 to the consolidated net income in fiscal 1997 compared to $1.3 million in fiscal 1996. For the same comparable periods, the Sands Regency incurred a net loss of approximately $1.5 million in fiscal 1997 compared to net income in fiscal 1996 of $705,000.

     Such declines in revenues, income from operations, net income (loss) and net income (loss) per share at the Sands Regency are primarily due to increased competition from new and expanded Reno area hotel/casinos and from new Las Vegas mega-resorts. Unusually poor weather conditions in Northern Nevada, Northern California and the Pacific Northwest, during the third quarter of fiscal 1997, also contributed to the decline in Sands Regency revenues. The increase in Copa Casino revenues is due to an increase in customer counts while the decrease in profitability is due to increased costs and expenses.

     The decrease in lodging revenue of $671,000, in the year ended June 30, 1997 compared to the prior year, is due to a decrease in the average daily room rate at the Sands Regency. The average daily rate decreased from $32 in fiscal 1996 to approximately $29 in fiscal 1997. For the same periods hotel occupancy increased from 82.9% for the year ended June 30, 1996 to 84.4% in the year ended June 30, 1997.

     The decrease in gaming revenue of $606,000 is a result of a decrease in gaming revenue from the Sands Regency of approximately $1.7 million which was offset by an increase in gaming revenue from the Copa Casino of $1.1 million. The decrease in gaming revenue in Reno consists of a decrease in Sands Regency casino gaming revenue of $2.2 million which was offset by increased gaming revenue from the Company's slot route operation of $477,000. The decrease in Sands Regency gaming revenue primarily consists of a decrease in slot revenue and is due to a decline in gaming revenue per occupied room. Gaming revenue per occupied room decreased from $71 in the year ended June 30, 1996 to approximately $64 in the year ended June 30, 1997. The increase in slot route revenue is due to the Company's acquisition of a slot route business in June 1996 which operates slot machines at various non-casino businesses (convenience stores and cocktail lounges) in the Reno area.

     The slight increase in food and beverage revenue of $28,000, in fiscal 1997 compared to fiscal 1996, consists of an increase from the Copa Casino of approximately $101,000 and a decrease from the Sands Regency of $73,000. The increase at the Copa Casino is in beverage revenue and the decrease at the Sands Regency is in restaurant revenue as a result of a slight decrease per occupied room.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
--------------------------------------------------------------------------------

     The decrease in other revenue of $990,000 includes a decrease from the Copa Casino of approximately $371,000 and a decrease from the Sands Regency of $619,000. The decrease at the Copa Casino is due to the write-off of the undepreciated cost of a slot monitoring/accounting system which was replaced in fiscal 1997 and the write-off of certain capitalized costs for projects no longer deemed viable. The decrease at the Sands Regency is due to the nonrecurrence of a prior year gain on the sale of a small motel owned and operated by the Sands Regency.

     The increase in complimentary lodging, food and beverage, deducted from revenue, of $98,000 consists of an increase from the Sands Regency of $203,000 which was offset by a decrease from the Copa Casino of $105,000. The increase at the Sands Regency is composed of an increase in complimentary hotel accomodations of approximately $74,000 and an increase in complimentary food and beverages of $129,000. The increase in complimentary lodging is partially a result of changes in the Company's lodging programs and packages offered to attract and retain guests.

     The increase in gaming costs and expense of $1.3 million in the year ended June 30, 1997, compared to the year ended June 30, 1996, is comprised of increases from the Copa Casino of $698,000 and from the Sands Regency of $614,000. The increase in Copa Casino costs and expenses is primarily attributable to the increase in associated gaming revenue. The increase in Sands Regency gaming costs and expenses includes increases in the cost of complimentary goods and services provided of $297,000, costs and expenses associated with the new slot route operation of $425,000 and costs of approximately $338,000 associated with the preferred players club which was implemented in December 1996. These increases at the Sands Regency have been offset by a decrease in gaming taxes and licenses of $192,000 and a decrease in various other costs and expenses of approximately $254,000. The decrease in taxes and licenses is due to the decrease in associated gaming revenue.

     The decrease in lodging costs and expenses of $240,000 includes an increase in the allocation of costs and expenses to gaming relative to the provision of complimentary lodging of $65,000 and a decrease in various other lodging costs and expenses.

     The slight increase in food and beverage costs and expenses of $68,000, in fiscal 1997 compared to fiscal 1996, consists of a decrease from the Sands Regency of approximately $222,000 and an increase from the Copa Casino of $290,000. The increase from the Copa Casino is due to a decrease in the allocation of costs and expenses to gaming relative to the provision of complimentary food and beverage of $80,000 and an increase in the cost of beverages provided. The decrease from the Sands Regency consists primarily of an increase in the allocation of costs and expenses to gaming relative to the provision of complimentary food and beverage.

     The increase in maintenance and utilities costs and expenses of $195,000 includes an increase from the Copa Casino of $145,000 and an increase from the Sands Regency of approximately $50,000. The increase from the Copa Casino is due to maintenance dredging performed under and around the ship totaling approximately $316,000 through June 30, 1997 which costs were greater than the prior year hurricane preparedness costs and expenses associated with Hurricane Opal. The increase from the Sands Regency primarily consists of painting costs of $162,000 which was offset by a decrease in other costs of approximately $112,000. The increase in painting costs is due to the painting of the exterior of the Company's Reno facilities and the interior of the five story parking structure.

--------------------------------------------------------------------------------

     The increase in general and administrative costs and expenses of $934,000 consists principally of an increase from the Copa Casino of $628,000 and an increase from the Sands Regency of $299,000. The increase from the Copa Casino is attributable to increases in legal costs of $570,000 and in wages and benefits of $238,000 which were offset by a decrease in advertising and promotional costs of approximately $176,000. The increase in legal costs is significantly related to the disputes and legal actions with the State Port of Mississippi at Gulfport as further discussed in Notes 9 and 10 to the Company's Consolidated Financial Statements.

     The increase in general and administrative costs and expenses for the Sands Regency consists primarily of an increase in advertising and promotional costs of approximately $389,000 reduced by a decrease in property taxes of $185,000.

     The increase in depreciation and amortization expense of $170,000 is primarily attributable to the Sands Regency and is due to additional depreciation taken on assets placed in service in fiscal 1997 and 1996. During such years, significant property and equipment additions and replacements were undertaken.

     The increase in interest and other income of approximately $188,000 is primarily attributable to the Sands Regency. In fiscal 1997, the Sands Regency recognized a gain of $374,000 on the sale of a non-casino property in Reno which was offset by a reduction in interest income. Interest income decreased as a result of a reduction in excess cash held in investments.

     The decrease in interest and other expense of $468,000, in fiscal 1997 compared to fiscal 1996, is primarily due to a principal reduction in an interest bearing long-term debt obligation of the Sands Regency in October 1996.

     As further indicated in the Company's Notes to the Consolidated Financial Statements, the effective income tax rate differs from the statutory rate, in the current fiscal year, as a result of one-time differences including tax-free interest income and deductible tax credits.

     As is true for other hotel/casinos in the Reno area, demand for the Company's facilities declines in the winter. Operating margins and, to a lesser extent, revenues are lower during the second and third fiscal quarters due to lower room rates and a lower level of gaming play per occupied room. The Sands Regency has not historically been affected as severely as many other hotel/casinos in the Reno area because the Company attracts high levels of group business during that period. This group business and the Company's flexible pricing strategy have historically enabled the Company to maintain relatively high levels of hotel occupancy. Management anticipates that the trend of experiencing lower operating margins in the second and third quarters of each fiscal year will continue.

     It appears that such seasonal trends are also applicable to the Copa Casino. However, because of the limited amount of time that the Copa has been in operation, the relatively limited amount of time that gaming has existed on the Mississippi gulfcoast and the rapid expansion of gaming in Mississippi and nearby Louisiana, the nature and extent of seasonal fluctuations, if any, are subject to change.

COMPARISON OF 1996 TO 1995

     For the year ended June 30, 1996, revenues decreased to $59.9 million compared to $60.5 million for fiscal 1995 and income from operations increased to $4.7 million as compared to a loss from operations of approximately $11.7 million in fiscal 1995. For the same comparable periods, net income increased from a net loss of $11.4 million, or a $2.54 loss per share, in fiscal 1995 to net income of $2 million, or $.45 per share, in

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
--------------------------------------------------------------------------------

fiscal 1996. The decrease in revenues was composed of an increase in revenues from the Copa Casino which was offset by a decrease in revenues from the Sands Regency. The increases in income from operations, net income and net income per share were a result of the prior year recognition of an impairment in value of long-lived assets of the Copa Casino and GCI of $17.5 million which did not occur in fiscal 1996. In addition, income from operations, net income and net income per share had been positively affected from improved operating results from the Copa Casino and negatively impacted from declining operating results at the Sands Regency in fiscal 1996 compared to fiscal 1995. Management believed that the decline in Reno revenue and profits is due to increased competition from new and expanded Reno area hotel/casinos and from the Las Vegas mega-resorts.

     The decrease in lodging revenue of $673,000, in the year ended June 30, 1996 compared to the prior year, was due to a decrease in Sands Regency hotel occupancy at a lower average daily room rate. In fiscal 1995, hotel occupancy was 87.1% at an average daily room rate of approximately $33. In fiscal 1996, hotel occupancy was 82.9% at an average daily room rate of $32.

     The increase in gaming revenue of $318,000 was comprised of an increase in gaming revenue from the Copa Casino of approximately $2.7 million which was offset by a decrease in gaming revenue at the Sands Regency of approximately $2.4 million. The decrease in gaming revenue in Reno, which was primarily slot revenue, was due to the decrease in hotel occupancy and a decrease in gaming revenue per occupied room. Gaming revenue per occupied room decreased from $75 in year ended June 30, 1995 to approximately $71 in the year ended June 30, 1996.

     The decrease in food and beverage revenue of $313,000 included a decrease in food revenue at the Sands Regency of approximately $369,000 and the elimination of Copa Casino buffet revenue of approximately $266,000. During approximately the first four months of fiscal 1995, the Copa Casino was involved in the operation of a buffet style restaurant located on its facilities. Thereafter, such buffet style restaurant was operated by a third party. The decrease in Sands Regency food revenue was primarily due to the decrease in hotel occupancy. These decreases were partially offset by improved Copa Casino food and beverage revenues as a result of an overall increase in business volumes.

     The increase in other revenue of $326,000 was principally comprised of a gain on the sale of a small motel previously owned and operated by the Sands Regency of $506,000 and a decrease in retail liquor store sales of approximately $267,000. In August 1994, the retail liquor store business, which was operated by the Company in Reno, was sold to a third party. Such third party operated the retail liquor store in Company owned facilities for rent and other consideration paid to the Company. The increase in complimentary lodging, food and beverage, deducted from revenue, of $298,000 was primarily due to an increase in complimentary lodging in Reno, as a result of changes in the Company's lodging programs and packages offered to attract and retain guests.

     The increase in gaming costs and expenses of $295,000 was comprised of, for the Copa Casino, an increase in gaming taxes and licenses of $259,000, a decrease in estimated health benefit costs of $163,000 and a decrease in the cost of complimentary goods and services provided to Copa Casino guests of $124,000. The net remaining increase was attributable to the Sands Regency and includes an increase in the cost of complimentary goods and services in the amount of $185,000, due to increased complimentary services provided to Sands Regency guests, and general increases in salaries, wages and benefits and other costs.

     The decrease in food and beverage costs and expenses of $225,000, in fiscal 1996 compared to fiscal 1995, consisted primarily of the elimination of costs and expenses associated with the buffet style restaurant at the

--------------------------------------------------------------------------------

Copa Casino. The decrease in other costs and expenses of $295,000 was primarily due to the elimination of costs and expenses associated with the sale of the retail liquor store business in August 1994 which was previously operated by the Sands Regency.

     The increase in maintenance and utilities costs and expenses of $381,000 in the year ended June 30, 1996, compared to the year ended June 30, 1995, was principally due to hurricane preparedness costs and expenses for the Copa Casino, both in general and for Hurricane Opal. The increase in general and administrative costs and expenses of $1.1 million consisted primarily of increased advertising, promotional and customer solicitation costs for the Copa Casino of approximately $790,000 and increased legal costs of approximately $190,000 related, in part, to the Copa Casino's leased site development conflict with the Mississippi State Port Authority.

     The prior year recognition of an impairment of long-lived assets of $17.5 million, which did not occur in fiscal 1996, consisted of a write-down of Copa Casino property and equipment of $10.7 million and the write-off of goodwill, which originated when GCI was purchased in February 1994, of approximately $6.8 million. The impairment was based upon political and market conditions and an analysis, at June 30, 1995, of projected undiscounted future cash flows.

     The decrease in depreciation and amortization expense of $784,000 included the elimination of goodwill amortization of $366,000 as a result of the write-off of Gulfside Casino, Inc. goodwill in June 1995 when the Company recognized an impairment in long-lived assets associated with the Copa Casino. Likewise, due to the recognition of such impairment, the decrease in depreciation and amortization expense also included a decrease in Copa Casino depreciation expense of approximately $585,000.

     The decrease in interest expense, in fiscal 1996 compared to fiscal 1995, was primarily a result of a reduction in interest-bearing debt owed by the Company.

     As further indicated in the Company's Notes to the Consolidated Financial Statements, the decrease in the statutory rate to arrive at the effective income tax rate, in the year ended June 30, 1996, was primarily a result of the tax effect of tax-free interest income earned by the Company and the utilization of general business credits. The increase in the effective income tax rate from the statutory rate in fiscal 1995 was primarily the result of the write-off of goodwill in connection with the recognition of an impairment in long-lived assets in fiscal 1995.

CAPITAL RESOURCES AND LIQUIDITY

     The Company's working capital declined from a deficit of $2.4 million at June 30, 1996 to a deficit of $12.6 million at June 30, 1997. Such decline is primarily due to an early repayment of principal on the Company's bank debt of $1.3 million, the reclassification of $7.3 million of bank debt at June 30, 1997 from non-current to current and the purchase of property and equipment, for cash, of approximately $3.1 million. The early repayment of bank debt was a result of an agreement between the Company and Wells Fargo Bank and Sumitomo Bank, Ltd. amending certain financial covenants of the long-term debt loan agreement in October 1996. Such amendment resulted in the Company's compliance with the financial covenants at June 30, 1996 and September 30, 1996 and it was anticipated that the Company would also be in compliance thereafter. As part of the consideration for such amendment, the Company made a prepayment of $1.3 million which would otherwise have been due on the loan maturity date of March 31, 2000.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
--------------------------------------------------------------------------------

     Subsequent to such October 1996 amendment to the bank loan agreement, the Company has been, and is, in noncompliance with certain of the required financial covenants related to operating results due to net losses from the Sands Regency. As a result, the bank has declared an Event of Default in accordance with the terms of the loan agreement which entitles the bank to a default interest rate of prime plus three percent and allows the bank to accelerate the loan principal balance. Although the bank has not accelerated the loan principal balance, the Company has included the entire balance as a current liability of which approximately $7.3 million would have otherwise been reflected as non-current.

     The Company is currently in discussions with the bank regarding restructuring the loan agreement. In the event such discussions are unsuccessful and the bank accelerates the loan balance, the Company is not in a financial position to pay-off the loan obligation. Further, the Company's ability to make the future scheduled semi-annual principal payments is subject to significant improvements in the Company's operating results which is presently not anticipated. Management believes that its efforts to enter into a restructured loan agreement, with monthly principal and interest payments due over a longer period than the current remaining loan term of approximately three years, will be successful. However, there are no assurances that such will be the result.

     In addition to the non-compliance with certain financial covenants, majority shareholders of the Company have entered into an agreement to sell all of their common stock in the Company, aggregating approximately 46 percent, to a third party. Such transaction is subject to certain regulatory approvals and the approval of the bank. Without bank approval, such transaction would violate certain additional bank loan covenants.

     At June 30, 1997, cash, cash equivalents and short-term investments decreased to $7.9 million compared to $11.6 million at June 30, 1996. Cash and cash equivalents provided from operating activities for the years ended June 30, 1997, 1996 and 1995 was $3.3 million, $5.1 million and $7.3 million, respectively. Although the Company's operations and capital expenditures are financed primarily from funds generated from operations and borrowings, cash of approximately $475,000 and $735,000 was generated in fiscal 1997 and 1996, respectively, from the sale of non-hotel/casino properties located in Reno, Nevada. In fiscal 1997, cash was also generated through the issuance of long-term debt of $498,000 and in fiscal 1996, cash was generated from the net disposal of short-term investments of $1.7 million. In fiscal 1995, cash of $1.7 million was used for the net acquisition of short-term investments. The Company's short-term investments, which generally mature in one year or less, represent temporarily invested cash funds which are generally readily convertible to cash.

     Uses of cash included the Company's payment of dividends in the amounts of $675,000 and $899,000 in fiscal years 1996 and 1995, respectively, and payments of long-term debt of $4.9 million, $3.1 million and $703,000 in fiscal 1997, 1996 and 1995. Cash was also utilized for the acquisition of property and equipment in the amounts of $3.1 million, $2.6 million and $2.7 million in the years ended June 30, 1997, 1996 and 1995, respectively. The property and equipment acquisition amounts, for the years indicated, represent primarily furniture, fixtures and equipment replacements and additions. Cash payments of $98,000 in fiscal 1996 and $756,000 in fiscal 1995 were made to satisfy accounts payable for the preceeding years purchases of property and equipment items.

     At June 30, 1997, the Company estimates that all of its cash funds are necessary for operational purposes. The Company generally invests its excess cash in securities which are readily marketable and that are not subject to significant market value fluctuations.

--------------------------------------------------------------------------------

     Future expansion plans for the Reno and Gulfport facilities will be considered based upon future market conditions, available financial resources and the need to add hotel rooms and other major facilities. Expansion at the Gulfport facility has also been denied by the Mississippi State Port Authority at Gulfport and the Mississippi Department of Economic and Community Development which disapproval is part of on-going litigation as further discussed below and in Note 10 to the Company's Notes to Consolidated Financial Statements.

     A judgement has been entered against Gulfside Casino, Inc. ("GCI"), as further discussed in Note 10 to the Company's Notes to Consolidated Financial Statements, requiring certain payments by Gulfside Casino Partnership ("GCP") to two former shareholders of Gulfside Casino, Inc. Such payments are to be applied against promissory notes payable and related accrued interest, aggregating approximately $7.1 million at June 30, 1997 until such amounts are paid in full. At present, the circumstances requiring such payments, including excess monies not designated for Gulfside Casino Partnership operational purposes, have not been met. Further, as a result of the GCI filing for protection under Chapter 11 of the United States Bankruptcy Code, management believes that the automatic stay provisions under the Bankruptcy Code restricts payments to GCI creditors, including payment to the two former shareholders.

     The two former GCI shareholders have filed a motion in Bankruptcy Court for relief from the automatic stay provisions of the Bankruptcy Code which prohibits payments on pre-petition obligations. Such motion, which is scheduled to be heard on October 1, 1997, contends that the automatic stay provisions should not apply because the obligations are payable by GCP and not the bankrupt entity GCI. It is the Company's belief that the automatic stay provisions under the United States Bankruptcy Code, which are applicable to the creditors of GCI, appropriately apply to these two former GCI shareholders and that GCP is prohibited from making any payment or distribution to these individuals who are creditors of GCI.

     Notwithstanding the above, GCI and GCP further contend that any payments that may be required to be made by GCP to GCI should appropriately be paid into the bankrupt estate of GCI and should not be distributed to pre-petition, or other, creditors of GCI. In the event the motion for relief from the automatic stay is granted, the two former GCI shareholders may continue legal action in the Chancery Court which could include the appointment of a receiver.

     In July 1996, GCP received notice from the Mississippi Department of Economic and Community Development and the Mississippi State Port Authority (the "Port") that GCP's lease for the present Copa Casino site would not be extended beyond its initial term of October 1999 because GCP's site was needed by the Port. Such notice of termination and the Port's refusal to allow the Company to undertake an expansion of its Gulfport facility, including building a hotel, among other items, are the subject of a lawsuit between the parties.

     The lawsuit is presently set for trial on October 6, 1997 with respect to the liability issues. In the event GCP is successful on any or all of its claims and counterclaims, a separate trial on damages will be held which is currently scheduled during the first week of December 1997. If GCP is unsuccessful and is required to vacate the current leased site in October 1999, the Company's results of operations could be materially adversely affected and the Company's investment in the Mississippi gaming operation may not be recovered. At June 30, 1997, the book value of the Company's net investment in and advances to (including accrued interest) the Mississippi gaming operation was approximately $2.6 million.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Continued)
--------------------------------------------------------------------------------

     Inflation has had only a slight impact on the Company's operating results. Cost and expense increases have generally been passed on to the customers through moderate price increases, higher table limits and upgraded slot machine denominations.

  Cautionary statement for purposes of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995

     The foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. Such statements are identified by the words "anticipates", "believes", "expects", "intends", "future", or words of similar import. Various important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, the following: increased competition in existing markets or the opening of new gaming jurisdictions; a decline in the public acceptance of gaming; the limitation, conditioning or suspension of any of the Company's gaming licenses; adverse outcomes in any of the Company's various material legal proceedings in Mississippi; increases in or new taxes imposed on gaming revenues or gaming devices; a finding of unsuitability by regulatory authorities with respect to the Company's officers, directors or key employees; loss or retirement of key executives; significant increases in fuel or transportation prices; adverse economic conditions in the Company's key markets; severe and unusual weather in the Company's key markets and adverse results of significant litigation matters.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

                                                       1997             1996             1995
                                                    -----------     ------------     ------------
OPERATING REVENUES:
  Gaming                                            $42,837,923     $ 43,443,535     $ 43,125,137
  Lodging                                             8,461,714        9,132,778        9,805,719
  Food and beverage                                   7,910,110        7,882,377        8,195,340
  Other                                               1,186,327        2,175,831        1,850,111
                                                    -----------     ------------      -----------
                                                     60,396,074       62,634,521       62,976,307
  Less complimentary lodging, food and beverage
     included above                                   2,874,795        2,776,918        2,479,087
                                                    -----------     ------------      -----------
                                                     57,521,279       59,857,603       60,497,220
                                                    -----------     ------------      -----------
OPERATING COSTS AND EXPENSES:
  Gaming                                             22,106,717       20,794,534       20,499,506
  Lodging                                             4,918,433        5,158,603        5,193,683
  Food and beverage                                   6,566,859        6,499,231        6,724,601
  Other                                                 678,566          665,220          960,201
  Maintenance and utilities                           5,658,004        5,462,777        5,073,517
  General and administrative                         13,901,048       12,967,352       11,878,463
  Impairment of long-lived assets                            --               --       17,496,282
  Depreciation and amortization                       3,805,522        3,635,219        4,418,769
                                                    -----------     ------------      -----------
                                                     57,635,149       55,182,936       72,245,022
                                                    -----------     ------------      -----------
INCOME (LOSS) FROM OPERATIONS                          (113,870)       4,674,667      (11,747,802)
                                                    -----------     ------------      -----------
OTHER INCOME (DEDUCTIONS):
  Interest and other income                             779,508          591,126          549,978
  Interest expense                                   (1,926,378)      (2,394,743)      (2,562,889)
                                                    -----------     ------------      -----------
                                                     (1,146,870)      (1,803,617)      (2,012,911)
                                                    -----------     ------------      -----------
INCOME (LOSS) BEFORE INCOME TAXES                    (1,260,740)       2,871,050      (13,760,713)
INCOME TAX (PROVISION) BENEFIT                          498,928         (828,688)       2,332,892
                                                    -----------     ------------      -----------
NET INCOME (LOSS)                                   $  (761,812)    $  2,042,362     $(11,427,821)
                                                    ===========     ============      ===========
NET INCOME (LOSS) PER SHARE                         $      (.17)    $       0.45     $      (2.54)
                                                    ===========     ============      ===========
WEIGHTED AVERAGE SHARES OUTSTANDING                   4,498,722        4,498,722        4,497,588
                                                    ===========     ============      ===========

---------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
June 30, 1997 and 1996

                                                                    1997                1996
                                                                ------------        ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                      $ 7,643,681         $11,356,980
  Short-term investments                                             250,000             200,000
  Accounts receivable, less allowance for
     possible losses of $119,000 and $107,000                        418,018             400,018
  Inventories                                                        640,023             789,199
  Federal income tax refund receivable                             1,062,657             141,369
  Prepaid expenses and other assets                                1,297,392             979,555
                                                                 -----------         -----------
          Total current assets                                    11,311,771          13,867,121
PROPERTY AND EQUIPMENT:
  Land                                                             8,092,923           8,094,823
  Buildings, ship and improvements                                45,753,424          45,376,570
  Equipment, furniture and fixtures                               24,775,831          21,762,273
  Construction in progress                                           171,955             231,264
                                                                 -----------         -----------
                                                                  78,794,133          75,464,930
  Less accumulated depreciation and amortization                  31,059,712          28,051,014
                                                                 -----------         -----------
                                                                  47,734,421          47,413,916
OTHER ASSETS:
  Deferred federal income tax asset                                  422,434             899,908
  Note receivable                                                  1,237,156           1,244,263
  Other                                                              347,079             885,705
                                                                 -----------         -----------
                                                                   2,006,669           3,029,876
                                                                 -----------         -----------
                                                                 $61,052,861         $64,310,913
                                                                 ===========         ===========

---------------

See notes to consolidated financial statements.

--------------------------------------------------------------------------------

                                                                  1997                 1996
                                                              ------------         ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                            $  2,712,531         $  2,281,286
  Accrued salaries, wages and benefits                           1,815,841            1,686,932
  Other accrued expenses                                         1,691,557            1,376,101
  Deferred federal income tax liability                            239,683              126,469
  Current maturities of long-term debt                          17,480,492           10,789,021
                                                              ------------         ------------
          Total current liabilities                             23,940,104           16,259,809
LONG-TERM DEBT                                                   4,658,474           14,816,286
OTHER                                                                   --               18,723
COMMITMENTS AND CONTINGENCIES                                           --                   --
STOCKHOLDERS' EQUITY:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized, none issued                                            --                   --
  Common stock, $.05 par value, 20,000,000 shares
     authorized, 6,898,722 shares issued                           344,936              344,936
  Additional paid-in capital                                    13,073,803           13,073,803
  Retained earnings                                             41,390,379           42,152,191
                                                              ------------         ------------
                                                                54,809,118           55,570,930
  Treasury stock, at cost; 2,400,000 shares                    (22,354,835)         (22,354,835)
                                                              ------------         ------------
          Total stockholders' equity                            32,454,283           33,216,095
                                                              ------------         ------------
                                                              $ 61,052,861         $ 64,310,913
                                                              ============         ============

THE SANDS REGENT
CONSOLIDATED STATEMENTS
OF CASH FLOWS
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

                                                        1997            1996             1995
                                                     -----------     -----------     ------------
OPERATING ACTIVITIES:
  Net income (loss)                                  $  (761,812)    $ 2,042,362     $(11,427,821)
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation and amortization                     3,805,522       3,635,219        4,418,769
     Impairment of long-lived assets                          --              --       17,496,282
     (Gain) loss on disposal of property and
       equipment                                          15,341        (482,978)          78,322
     Amortization of imputed interest expense                 --              --           17,100
     (Increase) decrease in accounts and notes
       receivable                                        (18,000)         77,334         (147,281)
     (Increase) decrease in inventories                  149,176         (70,147)         397,516
     (Increase) decrease in prepaid expenses and
       other current assets                             (317,837)        (33,181)         189,362
     (Increase) decrease in other assets                 128,420        (494,904)          31,273
     Increase (decrease) in accounts payable             207,268         332,286         (612,013)
     Increase (decrease) in accrued salaries, wages
       and benefits                                      128,909        (200,032)         218,733
     Increase in other accrued expenses                  315,456          59,218          604,404
     Change in federal income taxes
       payable/receivable                               (921,288)       (525,579)         563,165
     Change in deferred federal income taxes             590,688         768,693       (4,442,575)
     Decrease in other liability                         (18,723)        (37,428)         (37,428)
                                                     ------------    -----------     ------------
Net cash provided by operating activities              3,303,120       5,070,863        7,347,808
                                                     ------------    -----------     ------------
INVESTING ACTIVITIES:
  Purchase of short-term investments                     (50,000)       (583,257)      (3,251,250)
  Sale and maturity of short-term investments                 --       2,240,760        1,528,747
  Payments received on note receivable                     7,107           6,635            7,547
  Additions to property and equipment                 (3,105,448)     (2,588,447)      (2,657,280)
  Proceeds from sale of property, equipment and
     other assets                                        501,490         735,320           32,756
                                                     ------------    -----------     ------------
Net cash used in investing activities                 (2,646,851)       (188,989)      (4,339,480)
                                                     ------------    -----------     ------------

---------------

See notes to consolidated financial statements.

--------------------------------------------------------------------------------

                                                        1997            1996             1995
                                                     -----------     -----------     ------------
FINANCING ACTIVITIES:
  Payment of accounts payable for prior year
     purchases of property and equipment                      --         (97,893)        (756,487)
  Issuance of long-term debt                             497,940              --               --
  Payments on long-term debt                          (4,867,508)     (3,108,343)        (702,796)
  Issuance of common stock                                    --              --           37,500
  Payment of dividends on common stock                        --        (674,808)        (899,444)
                                                     ------------    -----------     ------------
Net cash used in financing activities                 (4,369,568)     (3,881,044)      (2,321,227)
                                                     ------------    -----------     ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      (3,713,299)      1,000,830          687,101
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          11,356,980      10,356,150        9,669,049
                                                     ------------    -----------     ------------
CASH AND CASH EQUIVALENTS, END OF YEAR               $ 7,643,681     $11,356,980     $ 10,356,150
                                                     ============    ===========     ============
Supplemental cash flow information:
  Property and equipment acquired by accounts
     payable                                         $   223,977     $        --     $     59,489
                                                     ============    ===========     ============
  Property and equipment acquired by long-term debt  $   903,227     $        --     $         --
                                                     ============    ===========     ============
  Property and equipment acquired by conversion of
     other assets                                    $   400,000     $        --     $         --
                                                     ============    ===========     ============
  Accounts payable converted to long-term debt       $        --     $        --     $    118,726
                                                     ============    ===========     ============
  Interest paid, net of amount capitalized           $ 1,594,085     $ 2,022,546     $  2,254,248
                                                     ============    ===========     ============
  Federal income taxes paid                          $        --     $ 1,075,000     $  1,550,000
                                                     ============    ===========     ============

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

                                  Common Stock         Additional                         Treasury Stock
                             ----------------------     Paid-in        Retained      -------------------------
                               Shares      Amount       Capital        Earnings        Shares        Amount          Total
                             ----------   ---------   ------------   ------------    ----------   ------------    ------------
BALANCES, JULY 1, 1994        6,892,722   $ 344,636   $ 13,036,603   $ 53,111,902     2,400,000   $(22,354,835)   $ 44,138,306
Net loss                             --          --             --    (11,427,821)           --             --     (11,427,821)
Shares issued on exercise
  of stock options                6,000         300         37,200             --            --             --          37,500
Cash dividends ($.20 per
  share)                             --          --             --       (899,444)           --             --        (899,444)
                              ---------    --------   ------------   ------------     ---------   -------------   ------------
BALANCES, JUNE 30, 1995       6,898,722     344,936     13,073,803     40,784,637     2,400,000    (22,354,835)     31,848,541
Net income                           --          --             --      2,042,362            --             --       2,042,362
Cash dividends ($.15 per
  share)                             --          --             --       (674,808)           --             --        (674,808)
                              ---------    --------   ------------   ------------     ---------   -------------   ------------
BALANCES, JUNE 30, 1996       6,898,722     344,936     13,073,803     42,152,191     2,400,000    (22,354,835)     33,216,095
Net loss                             --          --             --       (761,812)           --             --        (761,812)
                              ---------    --------   ------------   ------------     ---------   -------------   ------------
BALANCES, JUNE 30, 1997       6,898,722   $ 344,936   $ 13,073,803   $ 41,390,379     2,400,000   $(22,354,835)   $ 32,454,283
                              =========    ========   ============   ============     =========   =============   ============

---------------

See notes to consolidated financial statements.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

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

     The estimated costs of providing the complimentary services are as follows:

                                                            1997           1996           1995
                                                         ----------     ----------     ----------
     Hotel                                               $  445,572     $  380,869     $  215,661
     Food and beverage                                    2,221,535      2,073,504      2,185,106
     Other                                                   51,843         39,112         32,896
                                                         ----------     ----------     ----------
                                                         $2,718,950     $2,493,485     $2,433,663
                                                         ==========     ==========     ==========

     Other operating revenue is comprised of hotel/casino ancillary services and includes any gain or loss on the sale of property and equipment previously used in the Company's operations and a retail liquor store owned and operated by the Company through August 1994 at which time the business was sold to a third party. Related costs and expenses are included in other operating costs and expenses.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------

For the years ended June 30, 1997, 1996, 1995

(D) CASH AND CASH EQUIVALENTS

     Cash equivalents include all short-term investments with an original maturity of three months or less. Such investments, carried at cost which approximates market, are readily marketable with no significant investment in any individual issuer.

(E) SHORT-TERM INVESTMENTS

     The Company accounts for its short-term investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No.
115 -- "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that unrealized gains and losses on securities defined as "available-for-sale" be excluded from income and be reported in a separate component of stockholders' equity. Securities that the Company has the ability and positive intent to hold to maturity are classified as "held-to-maturity" and are reported at the lower of aggregate cost or market. As of June 30, 1997, the Company's short-term investments were not subject to the provisions of SFAS No. 115.

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

(I) IMPAIRMENT OF LONG-LIVED ASSETS

     Statement of Financial Accounting Standards ("SFAS") No. 121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " was issued by the Financial Accounting Standards Board in March 1995. The Company adopted the provisions of SFAS No. 121 during the fourth quarter of the year ended June 30, 1995 which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

--------------------------------------------------------------------------------

(J) INCOME TAXES

     Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109 -- "Accounting for Income Taxes". In accordance with SFAS No. 109, the asset and liability method of accounting for income taxes is utilized whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(K) FAIR VALUE OF FINANCIAL INSTRUMENTS

     In accordance with reporting and disclosure requirements of the Statement of Financial Accounting Standards ("SFAS") No. 107 -- "Disclosures about Fair Values of Financial Instruments", the Company calculates the fair value of financial instruments and includes this additional information in the Company's Notes to Consolidated Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no additional disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved.

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

(N) RECENT PRONOUNCEMENTS OF THE FINANCIAL ACCOUNTING STANDARDS BOARD ("FASB")

     In February 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 128 entitled "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share and is effective for financial statements issued for periods ending after December 15, 1997. Earlier application of this statement is not permitted and, upon adoption, requires restatement, as applicable, of all prior period earnings per share data presented. Management does not believe this new SFAS will have a material effect on the presentation or computation of earnings per share.

     On June 30, 1997, the FASB issued SFAS No. 130 entitled "Reporting Comprehensive Income". This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Such

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

pronouncement is effective for financial statements issued for years beginning after December 15, 1997. Management does not believe this new SFAS will have a material impact on the financial statements of the Company.

     On June 30, 1997, the FASB issued SFAS No. 131 entitled "Disclosures About Segments of an Enterprise and Related Information". This statement redefines how operating segments are determined and requires qualitative disclosure of certain financial and descriptive information about a company's operating segments and is effective for fiscal years beginning after December 15, 1997. Management believes that the segment information required to be disclosed under SFAS 131 will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable operating segments. The Company has not completed an analysis of which operating segment information may be reported.

(O) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(P) RECLASSIFICATIONS

     Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform to the 1997 presentation.

NOTE 2 -- SHORT-TERM INVESTMENTS

     Short-term investments consist of certificates of deposit which are carried at cost, which approximates market.

NOTE 3 -- NOTE RECEIVABLE

     The note receivable is due in monthly principal and interest payments calculated over 30 years using an annual interest rate of prime plus 2% (10.5% at June 30, 1997). Subject to a minimum interest rate of 8%, the interest rate shall be adjusted semi-annually. The unpaid balance is payable in full in March 1999. The note is secured by a first deed of trust on motel real property in Reno, Nevada and is a joint and several obligation of, and guaranteed by, the makers.

NOTE 4 -- OPERATION OF GULFSIDE CASINO PARTNERSHIP

     On a stand alone basis, GCP dba Copa Casino incurred a net loss of $281,000 in the year ended June 30, 1997 and generated net income of $326,000 in the year ended June 30, 1996. As of June 30, 1997, GCP's total liabilities exceeded its total assets by $16.2 million. Such excess of total liabilities over total assets results from advances by the Company to GCP, aggregating $26 million including accrued interest, which are reflected as liabilities of GCP.

--------------------------------------------------------------------------------

     Management of GCP was notified in July 1996 that its lease with the Mississippi State Port Authority will be cancelled and terminated at the end of the primary lease term in October 1999. Further, GCP's requests to substitute a barge for its present gaming vessel and to construct land based facilities, including a hotel, have been refused by the Mississippi State Port Authority. Management of GCP believes that in order to be ultimately successful, it must have a stable, long-term lease arrangement and be allowed to develop its leasehold site to provide adequate gaming, lodging and entertainment facilities. As discussed in Notes 9 and 10, such issues, among others, are the subject of a lawsuit between the GCP and the Mississippi State Port Authority.

NOTE 5 -- IMPAIRMENT OF LONG-LIVED ASSETS

     The Company made a determination during the year ended June 30, 1995 that the carrying amount of certain long-lived assets of GCI and GCP may not be recoverable based upon analysis of projected undiscounted future cash flows of the GCI and GCP calculated in accordance with the provisions of SFAS No.
121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ". The resultant, calculated impairment of long-lived assets necessitated a write-down of $17.5 million as follows: 1) $6.8 million of Goodwill which represented the excess of cost over net assets of the acquisition of GCI in February 1994; 2) $5.3 million for the GCP ship which contains the Copa Casino operation; 3) $3.7 million for the GCP leasehold improvements at the Copa Casino operating site; and 4) $1.7 million for Copa Casino gaming equipment, primarily slot machines. The estimated net realizable values of these long-lived assets at June 30, 1995 were determined by calculating the present value of estimated expected future GCI and GCP cash flows using a discount rate commensurate with the risks involved.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

NOTE 6 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                             June 30,
                                                                    ---------------------------
                                                                       1997            1996
                                                                    -----------     -----------
Bank term and revolving line of credit loan; interest originally at prime or LIBOR plus an amount in excess of such amounts, respectively, of up to 2% and 3.65%, depending on defined
  performance levels of the Sands Regency (a rate of 8.4% utilized at June 30, 1997 which was increased effective July 1, 1997 as indicated below); collateralized by a first deed of trust on the real property and equipment used in the Reno, Nevada
  hotel/casino operation; interest payable monthly; principal due semi-annually in such amounts so as to reduce the advanced and unpaid principal balance to the maximum scheduled unpaid balance due as of specified dates; payable in full in 2000; presently in default of certain financial covenants as further described
  below                                                             $10,975,000     $15,553,000
Capital lease obligation; imputed interest at 8.6%; payable in monthly principal and interest payments in the amount of $26,794 over 60 months at which time a one dollar purchase option is exercisable; assets under the capital lease, with an original cost of $1,303,000 and accumulated depreciation of approximately
  $41,000 at June 30, 1997, are included in property and equipment
  and are being depreciated over their estimated useful lives         1,259,600              --
Contract payable to International Game Technology ("IGT") by GCP;
  principal and interest payments of $55,000, including interest at 10% per annum, due monthly commencing September 1, 1996 through August 1, 1999 at which time the remaining unpaid
  principal balance of $3.2 million is due in full; secured by
  certain gaming equipment                                            3,831,186       4,052,307
Notes payable by GCI to former minority stockholders of GCI as issued pursuant to a settlement agreement in August 1993;
  interest at 6% per annum and unpaid since May 1994; secured by
  GCI's ownership interest in GCP which is 60% at June 30, 1997;
  principal payments past due since 1994; in accordance with a
  Chancery Court judgement, as further described in Note 10, the entire principal balance, is due in full and is included in
  current maturities at June 30, 1997 and 1996                        6,000,000       6,000,000
Other                                                                    73,180              --
                                                                    -----------     -----------
                                                                     22,138,966      25,605,307
Less current maturities                                              17,480,492      10,789,021
                                                                    -----------     -----------
Long-term portion                                                   $ 4,658,474     $14,816,286
                                                                    ===========     ===========

     The bank loan is covered under a loan agreement which requires the Company to comply with certain financial covenants, restricts future encumbrances and requires certain existing major shareholders of the Company to continue to hold a significant ownership interest in the Company and to be involved in the management of the Company. The financial covenants include restrictions on investment activities and the sale or disposition of a significant portion of the Company's assets and also limit annual capital expenditures. The financial covenants additionally require the maintenance of certain financial ratios and restrict the payment of dividends if an event of default has occurred. The loan agreement also requires that no

--------------------------------------------------------------------------------

shareholder, other than the existing major shareholders, may own 20% or more of the issued and outstanding voting stock of the Company.

     The Company is presently in non-compliance with certain of the required financial covenants related to operating results. As a result, the bank has declared an Event of Default, in accordance with the terms of the loan agreement, which entitles the bank to a default interest rate of prime plus three percent and allows the bank to accelerate the loan principal balance. Although the bank has not accelerated the loan principal balance, the Company has included the entire balance as currently payable.

     Effective July 1, 1997, interest due on the loan is at prime plus three percent with prime plus .75 percent payable monthly and the remaining interest to be accrued until payment is requested by the bank.

     In addition to the non-compliance with certain financial covenants, majority shareholders of the Company have entered into an agreement to sell all of their common stock in the Company, aggregating approximately 46 percent, to a third party. Such transaction is subject to certain regulatory approvals and the approval of the bank. Without bank approval, such transaction would violate certain additional bank loan covenants.

     The Company is currently in discussions with the bank regarding restructuring the loan agreement. In the event such discussions are unsuccessful and the bank accelerates the loan balance, the Company is not in a financial position to pay-off the loan obligation. Further, the Company's ability to make the future scheduled semi-annual principal payments is subject to significant improvements in the Company's operating results which is presently not anticipated. Management believes that its efforts to enter into a restructured loan agreement, with monthly principal and interest payments due over a longer period than the current remaining loan term of approximately three years, will be successful.

     Long-term debt at June 30, 1997 is payable as follows:

        Year ending
          June 30,                                                           Amount
        -----------                                                          ------
           1998                                                           $17,480,492
           1999                                                               583,284
           2000                                                             3,533,114
           2001                                                               284,666
           2002                                                               257,410
                                                                          $22,138,966

     The Company entered into an interest rate swap agreement, effective April 1, 1994, to fix the variable interest rate due on the bank term and revolving line of credit loan. Under such agreement, the Company pays the bank interest at a fixed rate of 6.25% per annum on the notional amount and the bank pays the Company interest at a variable rate (currently 5.94%) based on the London Interbank Offer Rate ("LIBOR") on the notional amount. The notional amount of the swap coincides with the maximum amount of amortized borrowings that may be made under the bank term and revolving line of credit loan (currently $11 million). The notional amount may be reduced by the Company, in whole or in part, upon notice by the Company to the bank and a fair market settlement of such reduction between the parties. The fair value of the interest rate swap agreement is a liability of approximately $7,000 at June 30, 1997 which was based on estimated termination values. The interest rate swap is subject to market risk as interest rates fluctuate.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

     Of the total interest expense of $1,926,000, $2,395,000 and $2,563,000 in 1997, 1996 and 1995, respectively, $97,000, none and none has been capitalized into construction costs.

NOTE 7 -- STOCK OPTION AND STOCK INCENTIVE PLANS

     The Company's amended and restated stock option plan provides for the granting of incentive stock options as well as non-qualified stock options to executives and key employees. The plan presently permits for the grant of options covering a maximum of 500,000 shares of the Company's common stock. The Company has reserved shares to cover these requirements. The plan will continue until the year 2002, unless terminated earlier. Under the plan, the per share exercise price of an option cannot be less than 100% of the fair market value of the shares at date of grant or 110% of the fair market value in the case of incentive stock options granted to stockholders owning more than 10% of the outstanding common shares. The options generally vest 20% each year after grant.

     The following table summarizes activity of the Company's stock option plan which includes only incentive stock option grants:

                                                                           Weighted
                                                         Number of         Average
                                                          Options       Exercise Price
                                                         ----------     --------------
        Options Outstanding
        -------------------
        Outstanding, July 1, 1994                          150,000          $  8.29
          Options cancelled                                (36,000)          (10.50)
          Options exercised                                 (6,000)           (6.25)
                                                           -------          -------
        Outstanding, June 30, 1995                         108,000             7.67
          Options granted                                  250,000             3.58
          Options cancelled                                (24,000)           (6.25)
          Options exercised                                     --               --
                                                           -------          -------
        Outstanding, June 30, 1996                         334,000             4.71
                                                           -------          -------
        Outstanding, June 30, 1997                         334,000          $  4.71
                                                           =======          =======
        Options Exercisable
        -------------------
        At June 30, 1995                                    72,000          $  6.25
                                                           =======          =======
        At June 30, 1996                                    60,000          $  6.25
                                                           =======          =======
        At June 30, 1997                                   122,000          $  5.78
                                                           =======          =======

     Of the 250,000 options granted in the year ended June 30, 1996, 190,000 options were issued for an exercise price equal to fair market value and 60,000 options were issued at an exercise price equal to 110% of fair market value or $3.85 per share. At June 30, 1997, options to purchase 11,864 shares were available for grant under the stock option plan.

--------------------------------------------------------------------------------

     The following table sets forth certain information with respect to stock option grants outstanding at June 30, 1997:

                               Options Outstanding
                     ----------------------------------------       Options Exercisable
                                      Weighted                    ------------------------
                                       Average       Weighted                     Weighted
                                      Remaining      Average                      Average
    Range of           Number        Contractual     Exercise       Number        Exercise
 Exercise Prices     Outstanding        Life          Price       Exercisable      Price
-----------------    -----------     -----------     --------     -----------     --------
$ 3.50 to $ 3.85       250,000        8.8 years       $ 3.58         50,000        $ 3.58
  6.25 to   6.25        60,000              3.2         6.25         60,000          6.25
 12.63 to  12.63        24,000              5.6        12.63         12,000         12.63
                       -------        ---------       ------        -------        ------
$ 3.50 to $12.63       334,000        7.6 years       $ 4.71        122,000        $ 5.78
                       =======        =========       ======        =======        ======

     In fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 -- "Accounting for Awards of Stock-Based Compensation" which was issued by the Financial Accounting Standards Board in October 1995 and is effective for years beginning after December 15, 1995. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions where equity securities are issued for goods and services. It defines a fair value based method of accounting for an employee stock option, or similar equity instrument, and encourages such method of accounting for all employee stock compensation plans.

     As provided by SFAS No. 123, the Company has elected to continue to follow the provisions of APB Opinion No. 25 -- "Accounting for Stock Issued to Employees" which measures compensation costs for employee stock compensation plans using the intrinsic value based method of accounting. Accordingly, no compensation cost has been recognized.

     The following table indicates the Company's net income and net income per share assuming that compensation costs for the Company's stock option plan grants were determined using the fair value based method prescribed by SFAS 123. The table also discloses the weighted average assumptions used in estimating the fair value of each option grant on the date of the grant, using the Black-Scholes option pricing model, and the estimated weighted average fair value of the options granted. The model assumes no expected future dividend payments on the Company's common stock for the options granted:

                                                                      June 30,
                                                              ------------------------
                                                                1997           1996
                                                              ---------     ----------
        Net income (loss):
          As reported                                         $(761,812)    $2,042,362
          Pro forma                                            (888,768)     2,017,065
        Net income (loss) per share:
          As reported                                         $   (0.17)    $     0.45
          Pro forma                                               (0.20)          0.45
        Weighted average assumptions:
          Expected stock price volatility                            --             80%
          Risk-free interest rate                                    --            6.1%
          Expected option lives                                      --      3.6 years
          Estimated fair value of options granted                    --     $     2.03

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

     Because the accounting method prescribed by SFAS 123 has not been applied to options granted prior to July 1, 1995, the compensation costs reflected in the above pro forma amounts may not be representative of that to be expected in future years.

     The Company's Board of Directors approved an amendment to the Company's stock option plan increasing the number of shares that may be granted from 500,000 shares to 800,000 shares and extending the period during which options may be granted from 2002 to 2007. Such amendment is subject to shareholder approval which is scheduled at the November 1997 annual meeting of shareholders.

NOTE 8 -- FEDERAL INCOME TAXES

     The Company's income tax (provision) benefit consists of the following:

                                                     1997           1996           1995
                                                  ----------     ----------     -----------
        Current                                   $1,089,608     $  (59,995)    $(2,109,683)
        Deferred                                    (590,680)      (768,693)      4,442,575
                                                  ----------      ---------     -----------
                                                  $  498,928     $ (828,688)    $ 2,332,892
                                                  ==========      =========     ===========

     The Company's effective tax rate differs from the federal statutory rate as follows:

                                                                 1997      1996     1995
                                                                 -----     ----     -----
        Federal statutory tax rate                               (35.0)%   35.0%    (35.0)
        Surtax exemption                                           1.0     (1.0)      1.0
        Write-off of goodwill                                       --       --      17.8
        Tax effect of tax-free interest income                    (3.0)    (2.5)     (0.4)
        General business credits                                  (2.3)    (2.3)     (0.5)
        Other                                                     (0.3)    (0.3)      0.1
                                                                 -----     ----     -----
                                                                 (39.6)%   28.9%    (17.0)
                                                                 =====     ====     =====

     The components of the Company's net deferred federal income tax asset are as follows at June 30:

                                                                 1997            1996
                                                              -----------     -----------
        Deferred tax assets:
          License acquisition costs                           $ 1,558,015     $ 1,697,021
          Pre-opening costs                                       301,330         559,614
          Alternative minimum tax credit                          980,725         523,386
          Accrued expenses                                        160,681         160,276
          Other                                                    45,636          52,671
                                                              -----------     -----------
                                                                3,046,387       2,992,968
                                                              -----------     -----------
        Deferred tax liabilities:
          Property and equipment                               (2,404,650)     (1,876,410)
          Prepaid expenses                                       (441,113)       (333,049)
          Other                                                   (17,873)        (10,070)
                                                              -----------     -----------
                                                               (2,863,636)     (2,219,529)
                                                              -----------     -----------
                 Net deferred federal income tax asset        $   182,751     $   773,439
                                                              ===========     ===========

     The Company has a March 31 tax year-end.

--------------------------------------------------------------------------------

NOTE 9 -- LEASE COMMITMENTS

     GCP leases its dockside facilities from the Mississippi Department of Economic and Community Development ("MDECD") and the Mississippi State Port Authority in Gulfport, Mississippi (the "Port"). The lease provides for an initial lease term of seven years commencing in October 1992. The lease also provides for three extension options of five years each and a final extension option of ten years. The final ten year extension option may only be exercised if the GCP constructs, within the city limits of Gulfport, Mississippi, a minimum of 350 hotel/motel rooms during the first ten years of the lease agreement.

     The lease provides for a monthly base rent of $41,667 plus 5% of gross annual gaming revenue in excess of $25 million. Additionally, the lease requires monthly payments equal to 3% of non-gaming revenue. Beginning in October 1997, the base rent shall be adjusted, annually, in accordance with changes in the consumer price index.

     In July 1996, GCP was notified by MDECD and the Port that its lease will be cancelled and terminated at the end of the initial lease term in October 1999 because the Company's current leased site is needed by the Port to accommodate a purported expansion of Port facilities. Such notice of termination, among other items, is presently the subject of litigation between the Company and MDECD and the Port as further described in Note 10.

     Total rental expense charged to operations was $523,000, $538,000 and $534,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

     Future minimum payments under the remaining noncancellable term of operating leases are as follows:

           Year ending
             June 30,                                                     Amount
           -----------                                                 ----------
               1998                                                    $  500,000
               1999                                                       500,000
               2000                                                       125,001
                                                                       ----------
                                                                       $1,125,001
                                                                       ==========

NOTE 10 -- CONTINGENCIES

GCI matter

     In December 1994, a lawsuit was filed in Mississippi Chancery Court against GCI because of GCI's failure to make payments on promissory note obligations of GCI to two of its former shareholders. These note obligations, in the aggregate amount of $6 million, plus interest of $1.1 million at June 30, 1997, are secured by a pledge of GCI's partnership interest in GCP and are reflected, upon consolidation, as current liabilities in the Company's Consolidated Balance Sheets at June 30, 1997 and 1996. These promissory notes were owed by GCI when The Sands Regent purchased GCI in February 1994 and have not been assumed or guaranteed by The Sands Regent.

     In addition to demanding payment of the $6 million plus interest, for which a partial summary judgment was entered, the lawsuit also demanded the appointment of a receiver to take possession of and sell GCI's ownership interest in GCP and sought attorneys fees which were subsequently awarded in January 1997 in the amount of $54,000. In May 1995, GCP and Patrician were joined as necessary parties to the lawsuit.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

     In August 1995, a Charging Order was entered which required GCP to respond to inquiries by the two former GCI shareholders for the purpose, among other things, of determining what distributions, if any, have been paid by the partnership to its partners. Moreover, a court order was granted whereby any amounts due or to become due GCI from GCP are to be paid to the two former shareholders, pro-rata, until the their judgments against GCI are satisfied. Under such Charging Order, no amounts were due or distributed to GCI or the two former shareholders.

     In July 1996, following a court hearing, the Chancery Court rendered a judgement that the reallocation of GCI's interest in the partnership may be appropriate as to the GCP partners but had no effect on the lien position of the two former GCI shareholders. This ruling related to the reduction in GCI's ownership interest in GCP from an original 60% interest to a .006% interest as a result of an amendment to the partnership agreement and a partner capital call. The amendment to the GCP partnership agreement was entered in April 1994 whereby the profit and loss allocation percentages were amended from 40% to 80% for Patrician and from 60% to 20% for GCI. Such amendment was entered into to cure a monetary partnership breach by GCI which occurred prior to the Company's acquisition of GCI and to properly reflect the relative financial risks of Patrician and GCI. The partner capital call occurred in January 1996 and was for the purpose of improving the partnership capital structure. Patrician and Artemis complied with the capital call; however, GCI failed to comply. As a result, and in accordance with the partnership agreement, GCI's interest in GCP was reduced from 20% to .006%.

     In the July 1996 ruling, the two former shareholders were also given until November 1996 to exhaust their legal remedies in collecting against the judgement. Failing collection or other resolution by November 1996, the Court would consider additional measures including, but not limited to, the appointment of a receiver.

     The effect of the July 1996 judgement was that the two former shareholders of GCI are secured by GCI's pre-amendment, pre-capital call 60% ownership interest in GCP. The fact that the partnership amendments which provided or allowed for the change in partner ownership interests were found to be valid in a June 1996 arbitration award between Patrician and GCI was ruled as inconsequential relative to the two former shareholders. GCI subsequently filed a motion for reconsideration of the judgement with the Chancery Court, which was unsuccessful.

     In January 1997, the Chancery Court issued an amended judgement which reaffirmed the prior judgements and reserved ruling on the necessity to appoint a receiver. The ruling also charged GCP, under Mississippi law, with the obligation to pay the GCI judgement amounts to the two former shareholders and to pay the two former shareholders 60% of all monies not designated for normal operational expenses on a monthly basis, commencing February 1, 1997, until the judgements due the two former shareholders were satisfied. GCP was also required to provide a monthly accounting of income and operating expenses to the two former shareholders.

     To date, the required monthly reports have been made which report that no monies are available for distribution by GCP and that no monies have been distributed by GCP. Such reports continue to be made irrespective of the fact that GCI has filed for bankruptcy protection under chapter 11 of the United States Bankruptcy Code.

--------------------------------------------------------------------------------

     GCI, GCP and Patrician, as joined parties to such lawsuit, have filed an appeal with the Mississippi Supreme Court because it is the Company's belief that the Chancery Court's rulings are incorrect and not supported by the facts or the law. A hearing has not yet been scheduled on such appeal.

     On January 31, 1997, GCI filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. A Plan of Reorganization was filed with the related Disclosure Statement expected to be filed in late September 1997. Actions have not yet been taken to dispose of the bankruptcy case.

     On May 30, 1997, the GCP Partnership Agreement was amended to restore GCI's ownership interest in GCP to the original 60% which included reversing the January 1996 capital call. Such reallocation was undertaken in order to resolve the GCI ownership/security dilemma created in the Chancery Court judgments and to facilitate a resolution of the Chancery Court proceeding by and through the Chapter 11 reorganization of GCI in the United States Bankruptcy Court.

     The two former GCI shareholders have filed a motion in the United States Bankruptcy Court for relief from the automatic stay provisions under Section 3 of the Bankruptcy Code which prohibits payments on pre-petition obligations. Such motion contends that the automatic stay provisions should not apply because the obligations are payable by GCP and not the bankrupt entity GCI. It is the Company's belief that the automatic stay provisions under the United States Bankruptcy Code, which are applicable to the creditors of GCI, appropriately apply to these two former GCI shareholders and that GCP is prohibited from making any payment or distribution to these individuals who are creditors of GCI.

     GCP and GCI have filed briefs in opposition to the motion for relief from the automatic stay properly stating that the debtor to these two former GCI shareholders is GCI and not GCP. Further, that the Chancery Court judgement created, or clarified, an obligation of GCP to make payments to the two former shareholders only to the extent that GCP may otherwise have a requirement to make payments to GCI. Notwithstanding this, GCI and GCP further contend that any payments that may be required to be made by GCP to GCI should appropriately be paid into the bankrupt estate of GCI and should not be distributed to pre-petition, or other, creditors of GCI. A hearing on such motion is presently scheduled for October 1, 1997. In the event the motion for relief from the automatic stay is granted, the two former GCI shareholders may continue legal action in the Chancery Court which was consistent with a May 28, 1997 Chancery Court ruling and which could include the appointment of a receiver.

     GCI's only tangible asset is its partnership interest in GCP. GCI has filed for Chapter 11 Bankruptcy protection and is also not otherwise in the financial position to make any payments with respect to the note obligations due the two former GCI shareholders. It is the Company's belief that GCI's Plan of Reorganization, which contemplates making certain payments to these two former shareholders from new equity funding to GCI, represents a reasonable, equitable and final resolution and settlement to the GCI litigation and bankruptcy issues. However, confirmation and acceptance of the filed Plan of Reorganization is not assured. As such, the ultimate resolution of this matter is not presently subject to reasonable estimation and could include a dispossession of a 60% right to receive partnership profits and surplus.

     In February 1997, the above two former shareholders of GCI each filed separate lawsuits in U. S. District Court for the Southern District of Mississippi, Biloxi Division, against The Sands Regent and certain officers and directors of The Sands Regent and GCI. Such lawsuits allege breach of various common law duties and contractual interference by the defendants and seek compensatory and punitive damages. Such actions are in

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------
For the years ended June 30, 1997, 1996, 1995

the preliminary discovery stages. Management, and the individual defendants, believe these legal actions to be without merit and will vigorously defend them.

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

     In July 1997, the MDECD and the Port filed a second amended complaint, in addition to the original declaratory relief action, seeking damages and to immediately terminate the lease related to certain dredging activities conducted on the Copa Casino leased premises by contractors engaged by the Copa Casino.

     In response to the initial MDECD and Port action and the second amended complaint, the Copa Casino filed counterclaims against the MDECD and Port claiming various tort and contract breaches including wrongful failure to approve the substitution of a barge for the present Copa ship, wrongful failure to allow Copa Casino to construct a hotel on the leased premises, breach of covenant of good faith and fair dealing, misrepresentation, breach of covenant of quiet enjoyment and wrongfully allowing activities at the Port to cause the accumulation of sand and silt under and adjacent to the Copa vessel. The Copa Casino's lawsuit seeks an award for compensatory damages in an amount not less than $200 million and a declaratory judgement quieting the lease term and allowing the development of the leased premise.

     The lawsuit is presently set for trial on October 6, 1997 with respect to the liability issues and both parties have been engaged in active discovery matters, including depositions and exchange of documents for most of calendar 1997. In the event the Copa Casino is successful on any or all of its claims and counterclaims, a separate trial on damages will be held which is currently scheduled during the first week of December 1997.

     Management believes that the outcome of this lawsuit is not presently predictable or subject to reasonable estimation. At June 30, 1997, the book value of the Company's net investment in and advances to (including accrued interest) the Mississippi gaming operation was approximately $2.6 million.

Other

     The Company is party to other legal actions, proceedings and pending claims arising in the normal conduct of business. Management believes that the final outcomes of these matters will not have a material adverse effect upon the Company's financial position or results of operations.

--------------------------------------------------------------------------------

NOTE 11 -- CONDENSED QUARTERLY RESULTS (UNAUDITED)

                                                 First        Second         Third        Fourth
                                                Quarter       Quarter       Quarter       Quarter
                                              -----------   -----------   -----------   -----------
1997
  Operating revenues                          $15,600,664   $13,536,196   $13,183,107   $15,201,312
  Income (loss) from operations                   837,879    (1,322,500)     (227,621)      598,372
  Net income (loss)                               303,908      (808,794)     (371,069)      114,143
  Net income (loss) per share                       $0.07        $(0.18)       $(0.08)        $0.02
1996
  Operating revenues                          $16,054,749   $14,037,918   $15,299,849   $14,465,087
  Income from operations                        2,217,331       336,522     1,247,123       873,691
  Net income (loss)                             1,188,329        (3,841)      543,797       314,077
  Net income (loss) per share                       $0.26            --         $0.12         $0.07

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

To the Board of Directors and
  Shareholders of The Sands Regent:

     We have audited the accompanying consolidated balance sheets of The Sands Regent and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Sands Regent and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Reno, Nevada
August 8, 1997

--------------------------------------------------------------------------------

CORPORATE OFFICERS

Pete Cladianos, Jr.
  President and Chief Executive Officer

Katherene Latham
  Chairman of the Board

Jon N. Bengtson
  Executive Vice President and
  Chief Operating Officer

David R. Wood
  Executive Vice President,
  Treasurer and Chief Financial Officer

Pete Cladianos III
  Executive Vice President and Secretary
BOARD OF DIRECTORS
Katherene Latham
  Chairman of the Board

Pete Cladianos, Jr.
  President and Chief Executive Officer

Jon N. Bengtson(1)
  Executive Vice President and
  Chief Operating Officer

David R. Wood(1)
  Executive Vice President,
  Treasurer and Chief Financial Officer

Pete Cladianos III
  Executive Vice President and Secretary

Joseph G. Fanelli

Weldon C. Upton

PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
  Reno, Nevada

SECURITIES COUNSEL
Latham & Watkins
  Costa Mesa, California

TRANSFER AGENT & REGISTRAR
Chase Mellon Shareholder Services, LLC
  Ridgefield Park, New Jersey

------------

(1) Standing for re-election to the Board of Directors at the November 3, 1997 Annual Meeting.

FORM 10-K REPORT

     A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders without charge by writing to The Sands Regent, Attention: David R. Wood, 345 North Arlington Avenue, Reno, Nevada 89501.

                            [THE SANDS REGENT LOGO]


           345 N. ARLINGTON AVENUE - RENO, NV 89501 - (702) 348-2200