Form 10-K, Exhibit 13
period 1998-06-30
SANDS REGENT
filed 1998-09-28
CIK 753899

                                                                      EXHIBIT 13

THE SANDS REGENT
SELECTED FINANCIAL DATA
 ................................................................................

FOR THE YEARS ENDED JUNE 30,

                                               1998      1997      1996       1995        1994
                                              -------   -------   -------   --------     -------
                                                (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Operating revenues(1).....................  $59,211   $57,527   $59,072   $ 60,497     $51,446
  Income (loss) from operations.............      233       245     4,192    (11,748)(2)   8,178
  Net income (loss).........................   (1,219)     (762)    2,042    (11,428)(2)   7,730
  Net income (loss) per share:
       Basic................................  $  (.27)  $  (.17)  $   .45   $  (2.54)(2) $  1.76
       Diluted..............................  $  (.27)  $  (.17)  $   .45   $  (2.54)(2) $  1.73
  Cash dividends per share..................    --        --      $   .15   $    .20     $   .20

OPERATING DATA:
  Casino square footage(3)..................   51,000    51,000    51,000     51,000      51,000
  Number of slot machines(3)................    1,459     1,409     1,407      1,459       1,483
  Number of hotel rooms(3)..................      938       938       938        938         938
  Average hotel occupancy rate..............     83.3%     84.3%     82.9%      87.1%       89.7%

BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
     investments(3).........................  $ 9,453   $ 7,894   $11,557   $ 12,214     $ 9,804
          Total assets(3)...................   58,901    61,053    64,311     66,253      82,268
  Long-term debt(3).........................   14,643     4,658    14,816     17,808      27,559
          Total stockholders' equity(3).....   31,235    32,454    33,216     31,849      44,138

---------------
(1) Revenues are net of complimentaries.

(2) Includes a write-off attributable to an impairment in long-lived assets of GCP and GCI. The negative impact of such write-off on income (loss) from operations, net income (loss) and net income (loss) per share was approximately $17.4 million, $13.9 million and $3.08, respectively.

(3) Information presented as of the end of the period.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
 ................................................................................

RESULTS OF OPERATIONS
COMPARISON OF 1998 TO 1997

     For the year ended June 30, 1998, revenues increased to $59.2 million from $57.5 million in the prior year and income from operations decreased slightly from $245,000 to $233,000. The increase in revenue is attributable to the Sands Regency where revenue increased from $32.2 million in fiscal 1997 to $34.8 million in fiscal 1998, over an 8% increase. Such increase at the Sands Regency was partially offset by a decrease in revenue at the Copa Casino of $1.0 million to $24.4 million in fiscal 1998. The slight decrease in income from operations consists of an increase in income from operations from the Sands Regency of $2.2 million to $304,000 which was offset by a decline in income from operations from the Copa Casino of approximately $2.2 million to a loss from operations of $71,000.

     For the same comparable fiscal years, the Company had a net loss of $1.2 million, or loss per share of $.27, in fiscal 1998 compared to a net loss of $762,000, or loss per share of $.17, in fiscal 1997. The Sands Regency had a net loss of approximately $688,000 in fiscal 1998 which compared favorably to a net loss in fiscal 1997 of $1.5 million. Such improvement from the Sands Regency was offset by a decline at the Copa Casino. For the year ended June 30 1998, the Copa Casino incurred a net loss of approximately $532,000 as compared to net income in the prior year of approximately $741,000.

     The increases at the Sands Regency are due to an increase in gaming, lodging and food and beverage revenue per occupied room. The declines in revenues, income (loss) from operations and net income (loss) at the Copa Casino are due to a decline in customer counts and an increase in costs and expenses. The decline in customers is due, in part, to the construction on Highway 90 which significantly impaired access to the Copa Casino for most of fiscal 1998.

     The increase in lodging revenue of $416,000 in the year ended June 30, 1998, compared to the year ended June 30, 1997, is primarily due to an increase in the average daily rate from approximately $29 in fiscal 1997 to $31 in fiscal 1998. For the same comparable periods, hotel occupancy declined slightly from 84.3% to 83.3%.

     The increase in gaming revenue of $487,000 includes a 9% increase in gaming revenue from the Sands Regency of $1.6 million. Such increase was offset by a decline in gaming revenue from the Copa Casino of approximately $1.1 million. The increase in gaming revenue in Reno is primarily due to an increase in gaming revenue from hotel guests and an increase in local patrons. Gaming revenue per occupied room increased from approximately $62 in the year ended June 30, 1997 to $69 in the year ended June 30, 1998. The decline in gaming revenue at the Copa Casino is due to a reduction in the number of customers which the Company attributes, in part, to the curtailment of access to the Copa because of construction on Highway 90. Not until July 1998 had construction progressed to the point where access to the Copa Casino had finally improved to any significance.

     The increase in food and beverage revenue of $638,000, in fiscal 1998 compared to fiscal 1997, includes an increase in restaurant revenue at the Sands Regency of approximately $472,000 and an increase at the Copa Casino of $174,000. At the Sands Regency, food revenue per occupied room increased from approximately $17 in the fiscal 1997 to $19 in fiscal 1998. This increase is partially

 ................................................................................

attributable to improvements and upgrades to the Sands Regency's restaurant facilities. The increase in restaurant revenue at the Copa Casino, partially offset by a decrease in Copa Casino beverage revenue, is due to the Copa's operation of a buffet restaurant in fiscal 1998. Previously operated by a third party through May 1997, the buffet restaurant was subsequently eliminated in July 1998 due to low customer counts and high operating costs.

     The increase in other revenue of $142,000 is in ancillary revenue from the Sands Regency.

     The increase in gaming costs and expense of $247,000, in the year ended June 30, 1998 compared to the year ended June 30, 1997, is comprised of an increase from the Copa Casino of approximately $387,000 and a decrease from the Sands Regency of approximately $140,000. The increase in Copa Casino costs and expenses is primarily attributable to added costs and expenses associated with the slot player's club, which was commenced in April 1997, of $555,000. This increase was partially offset by a reduction in gaming taxes due to reduced gaming revenue. The decrease at the Sands Regency is composed of increases in gaming player's club costs and gaming taxes and licenses related to the increased revenue, respectively, of $154,000 and $140,000 which were more than offset by decreases in various other gaming cost and expense items due, partially, to improved efficiency.

     The increase in food and beverage costs and expense of $987,000 in the fiscal 1998, compared to fiscal 1997, consists of increases at the Copa Casino and Sands Regency, respectively, of $735,000 and $252,000. The increase at the Copa Casino includes $404,000 in added food costs associated with the buffet restaurant and increased other food operating costs and expenses in the Copa's other food operation due to changes in products being offered to the public. The Copa's buffet restaurant was operated by the Copa from May 1997 to July 1998 when it was closed due to low customer counts and high operating costs. The increase at the Sands Regency consists primarily of promotional discounts offered on certain restaurant food products of approximately $308,000 and a decrease in various other food and beverage costs and expenses.

     The increase in maintenance and utilities costs and expenses of $249,000 is primarily attributable to the Copa Casino. It includes an increase in hurricane evacuation expenses of $202,000 as a result of preparedness actions necessary during Hurricane Danny in July 1997 and increases in other maintenance and repair costs aggregating approximately $103,000. Such increases have been offset by a decrease in costs and expenses associated with maintenance dredging performed under and around the ship during the fourth quarter of fiscal 1997.

     The increase in general and administrative costs and expenses of $77,000, in the year ended June 30, 1998 compared to the year ended June 30, 1997, consists principally of a decrease from the Copa Casino of approximately $189,000 and an increase from the Sands Regency of approximately $266,000. The decrease from the Copa Casino is attributable to a decrease in advertising and promotional costs of approximately $412,000. This decrease was partially offset by an increase in legal and professional costs of $183,000. The decrease in direct advertising and promotional costs is due, in part, to the implementation of the slot player's club which includes various promotional costs that supercede some prior promotional programs. The increase in legal and professional costs is related to

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
 ................................................................................

the legal actions with the State Port of Mississippi at Gulfport which, culminated in a trial in October 1997 (See Notes 8 and 9 to the Company's consolidated financial statements).

     The increase in general and administrative costs and expenses at the Sands Regency includes an increase in performance based compensation for the facility of approximately $287,000, increases due to the implementation of a casino marketing department in mid-fiscal 1998 of approximately $153,000 and increases in various other general and administrative costs and expenses aggregating approximately $103,000. Such increases were offset by a decrease in various promotional costs and expenses due to the refinement of promotional programs in the gaming player's club included in gaming costs and expenses.

     The increase in depreciation and amortization expense of $247,000 is primarily due to additional depreciation taken on assets placed in service in fiscal 1998 and 1997 at the Copa Casino. During such years, significant property and equipment additions and replacements were undertaken including the acquisition of a new slot player tracking/monitoring and accounting system.

     The decrease in interest and other income of approximately $75,000, in fiscal 1998 compared to fiscal 1997, includes a decrease from the Sands Regency of approximately $365,000 and an increase from the Copa Casino of approximately $290,000. The decrease from the Sands Regency is primarily due to the non-recurrence of a gain on the sale of a non-casino property in Reno in fiscal 1997. The increase from the Copa Casino is due to the non-recurrence of a prior year loss from the write-off of the undepreciated cost of the slot monitoring/accounting system replaced in the fourth quarter of fiscal 1997 and the write-off of certain capitalized costs for projects no longer deemed viable.

     The increase in interest expense of $507,000 is primarily attributable to the Sands Regency. It includes the write-off of unamortized loan fees of approximately $138,000, due to the amendment of the Sands Regency's bank debt effective January 31, 1998, and the non-recurrence of approximately $77,000 in interest expense capitalized into property and equipment for projects undertaken in fiscal 1997. It also includes an increase in interest expense due to an increase in the interest rate to a default rate of interest of prime plus three percent in the six months preceding the January 1998 amendment. The amended loan agreement presently specifies an interest rate of prime plus one and one-half percent.

     As is true for other hotel/casinos in the Reno area, demand for the Company's facilities declines in the winter. Due to lower room rates and a lower level of gaming play per occupied room, operating margins and, to a lesser extent, revenues are lower during the second and third fiscal quarters . The Sands Regency has not historically been affected as severely as many other hotel/casinos in the Reno area because the Company attracts high levels of group business during that period. This group business and the Company's flexible pricing strategy have historically enabled the Company to maintain relatively high levels of hotel occupancy. Management anticipates that the trend of experiencing lower operating margins in the second and third quarters of each fiscal year will continue.

     It appears that such seasonal trends are also applicable to gaming on the Mississippi Gulfcoast. Specifically, revenues are lower in the December quarter than during other times of the year. Such trends appear to also be applicable to the Copa Casino. However, because of the limited amount of time that the

 ................................................................................

Copa has been in operation and impact of other factors on the Copa's operations, the nature, impact and extent of seasonal fluctuations on the Copa, if any, are subject to change.

COMPARISON OF 1997 TO 1996

     For the year ended June 30, 1997, revenues decreased to $57.5 million compared to $59.1 million for the year ended June 30, 1996 and income from operations decreased from $4.2 million to $245,000. For the same comparable periods, net income decreased from $2 million, or $.45 per share, in fiscal 1996, to a net loss of $762,000, or a $.17 loss per share, in fiscal 1997. The decrease in revenues is composed of an increase in revenues from the Copa Casino of approximately $1.2 million which was offset by a decrease in revenues from the Sands Regency of approximately $2.7 million. The decrease in income from operations is composed of a decrease from the Copa Casino of approximately $700,000 and a decrease from the Sands Regency of $3.2 million. The decrease in Copa Casino income from operations is due to increased costs and expenses. Whereas, the decrease in income from operations from the Sands Regency is due primarily to a decrease in revenue.

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

     Such declines in revenues, income from operations, net income (loss) and net income (loss) per share at the Sands Regency are primarily due to increased competition from new and expanded Reno area hotel/casinos and from new Las Vegas mega-resorts. Unusually poor weather conditions in Northern Nevada, Northern California and the Pacific Northwest during the third quarter of fiscal 1997 also contributed to the decline in Sands Regency Revenues. The increase in Copa Casino revenues is due to an increase in customer counts while the decrease in profitability is due to increased costs and expenses.

     The decrease in lodging revenue of $671,000 in the year ended June 30, 1997, compared to the prior year, is due to a decrease in the average daily room rate at the Sands Regency. The average daily rate decreased from $32 in fiscal 1996 to approximately $29 in fiscal 1997. For the same periods, hotel occupancy increased from 82.9% for the year ended June 30, 1996 to 84.3% in the year ended June 30, 1997.

     The decrease in gaming revenue of $656,000 is a result of a decrease in gaming revenue from the Sands Regency of approximately $1.7 million. This decrease was offset by an increase in gaming revenue from the Copa Casino of $1.0 million. The decrease in gaming revenue in Reno consists of a decrease in the Sands Regency casino gaming revenue of $2.2 million. This decrease was offset by increased gaming revenue from the Company's slot route operation of $477,000. The decrease in the Sands Regency gaming revenue primarily consists of a decrease in slot revenue and is due to a decline in gaming revenue per occupied room. Gaming revenue per occupied room decreased from $71 in the year ended June 30, 1996 to approximately $62 in the year ended June 30, 1997. The increase in slot route revenue is due to

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
 ................................................................................

the Company's acquisition of a slot route business in June 1996 which operates slot machines at various non-casino businesses (convenience stores and cocktail lounges) in the Reno area.

     The slight increase in food and beverage revenue of $28,000 in fiscal 1997, compared to fiscal 1996, consists of an increase from the Copa Casino of approximately $101,000 and a decrease from the Sands Regency of $73,000. The increase at the Copa Casino is in beverage revenue. The decrease at the Sands Regency is in restaurant revenue, resulting from a slight decrease per occupied room.

     The decrease in other revenue of $148,000 includes decreases from the Copa Casino of approximately $51,000 and from the Sands Regency of approximately $97,000 and consist of various ancillary revenue items.

     The increase in complimentary lodging, food and beverage, deducted from revenue, of $98,000 consists of an increase from the Sands Regency of $203,000 This increase was offset by a decrease from the Copa Casino of $105,000.The increase at the Sands Regency is composed of an increase in complimentary hotel accomodations of approximately $74,000 and an increase in complimentary food and beverages of $129,000. The increase in complimentary lodging is partially a result of changes in the Company's lodging programs and packages offered to attract and retain guests.

     The increase in gaming costs and expense of $1.3 million in the year ended June 30, 1997, compared to the year ended June 30, 1996, is comprised of increases from the Copa Casino of $647,000 and from the Sands Regency of $614,000. The increase in Copa Casino costs and expenses is primarily attributable to the increase in associated gaming revenue. The increase in Sands Regency gaming costs and expenses include: increases in the cost of complimentary goods and services provided of $297,000, costs and expenses associated with the new slot route operation of $425,000, and costs of approximately $338,000 associated with the preferred players club which was implemented in December 1996. These increases at the Sands Regency have been offset by a decrease in gaming taxes and licenses of $192,000 and a decrease in various other costs and expenses of approximately $254,000. The decrease in taxes and licenses is due to the decrease in associated gaming revenue.

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

     The increase in maintenance and utilities costs and expenses of $195,000 includes an increase from the Copa Casino of $145,000 and an increase from the Sands Regency of approximately $50,000. The increase from the Copa Casino is due to maintenance dredging performed under and around the ship

 ................................................................................

totaling approximately $316,000 through June 30, 1997. These costs were greater than the prior year hurricane preparedness costs and expenses associated with Hurricane Opal. The increase from the Sands Regency primarily consists of painting costs of $162,000 which was offset by a decrease in other costs of approximately $112,000. The increase in painting costs is due to the painting of the exterior of the Company's Reno facilities and the interior of the five story parking structure.

     The increase in general and administrative costs and expenses of $934,000 consists principally of an increase from the Copa Casino of $628,000 and an increase from the Sands Regency of $299,000. The increase from the Copa Casino is attributable to increases in legal costs of $570,000 and in wages and benefits of $238,000, which were offset by a decrease in advertising and promotional costs of approximately $176,000. The increase in legal costs is significantly related to the disputes and legal actions associated with the State Port of Mississippi at Gulfport as further discussed in Notes 8 and 9 to the Company's Consolidated Financial Statements.

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

     The decrease in interest and other income of approximately $654,000 consists primarily of a decrease from the Sands Regency of approximately $307,000 and a decrease from the Copa Casino of $327,000. The decrease at the Copa Casino is due to the write-off of the undepreciated cost of a slot monitoring/accounting system which was replaced in fiscal 1997 and the write-off of certain capitalized costs for projects no longer deemed viable. The decrease at the Sands Regency is due to a reduction in gains recognized from the sale of non-casino properties of approximately $178,000 and a reduction in interest income. Interest income decreased as a result of a reduction in excess cash held in investments.

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

CAPITAL RESOURCES AND LIQUIDITY

     The Company's working capital improved from a deficit of $12.6 million at June 30, 1997 to a deficit of $337,000 at June 30, 1998. The improvement is primarily due to the reclassification of the Company's

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
 ................................................................................

long-term debt, due to its bank, which was $10.6 million at June 30, 1998. This debt was previously classified as current while it was in default and being restructured. The remaining increase in working capital is significantly due to cash generated from operating activities.

     Cash, cash equivalents and short-term investments increased from $7.9 million at June 30, 1997 to $9.5 million at June 30, 1998. Cash and cash equivalents provided from operating activities for the years ended June 30, 1998, 1997 and 1996 was $3.0 million, $3.3 million and $5.1 million, respectively. Although the Company's operations and capital expenditures are financed primarily from funds generated from operations and borrowings, cash of approximately $1.2 million was received in fiscal 1998 as a result of the early repayment of a note receivable which was not otherwise due to be paid until fiscal 1999. In fiscal 1997, cash was also generated through the issuance of long-term debt of $498,000 and from the sale of non-hotel/casino properties located in Reno, Nevada of $475,000. In fiscal 1996, cash was also generated from the sale of non-hotel/casino properties located in Reno, Nevada of $735,000 and from the net disposal of short-term investments of $1.7 million. The Company's short-term investments, which generally mature in one year or less, represent temporarily invested cash funds which are generally readily convertible to cash.

     Uses of cash included the Company's payments of long-term debt of $731,000, $4.9 million and $3.1 million in fiscal 1998, 1997 and 1996, respectively, and the payment of dividends in the amount of $675,000 in fiscal 1996. Cash was also utilized for the acquisition of property and equipment in the amounts of $2.0 million, $3.1 million and $2.6 million in the years ended June 30, 1998, 1997 and 1996, respectively. The property and equipment acquisition amounts, for the years indicated, represent primarily furniture, fixtures and equipment replacements and additions.

     At June 30, 1998, the Company believes that its cash funds and cash generated from operations will be sufficient to meet its needs for the next fiscal year. The Company generally invests its excess cash in securities which are readily marketable and that are not subject to significant market value fluctuations.

     Future expansion plans for the Reno and Gulfport facilities will be considered based upon future market conditions, available financial resources and the need to add hotel rooms and other major facilities. Expansion at the Gulfport facility, Copa Casino, has also been denied by the Mississippi State Port Authority at Gulfport and the Mississippi Department of Economic and Community Development which disapproval is part of litigation as further discussed below and in Note 9 to the Company's Notes to Consolidated Financial Statements.

     On January 8, 1998, a judgement was rendered in the Chancery Court of Harrison County, Mississippi lawsuit between Gulfside Casino Partnership ("GCP") and the Mississippi Department of Economic and Community Development ("MDECD") and the Mississippi State Port Authority at Gulfport (the "Port"). The Chancery Court ruled in favor of GCP in denying the Port's efforts to terminate the lease at the end of the primary term in October 1999. The Court ruled adverse to GCP in declaring that the Port was not obligated to approve the construction of a hotel requested by GCP or approve GCP's request to substitute another gaming vessel for the present gaming vessel. Damages sought by GCP in connection with such refusals to approve a hotel or the substitution of a gaming vessel, and for other claims, were also denied.

 ................................................................................

     GCP filed a Notice of Appeal with the Chancery Court to appeal the Chancery Court's rulings adverse to GCP to the Mississippi Supreme Court. MDECD and the Port have filed a Notice of Cross-Appeal, claiming that the Chancery Court's ruling disallowing the termination of the lease was incorrect.

     If GCP is unsuccessful and is required to vacate the current leased site in October 1999, the Company's results of operations could be materially adversely affected and the Company's investment in the Mississippi gaming operation may not be recovered. At June 30, 1998, the book value of the Company's net investment in and advances to (including accrued interest) the Mississippi gaming operation was approximately $1.8 million.

     A judgement has been entered against Gulfside Casino, Inc.("GCI"), as further discussed in Note 9 to the Company's Notes to Consolidated Financial Statements, requiring certain payments by GCP to two former shareholders of GCI. Such payments are to be applied against promissory notes payable and related accrued interest, aggregating approximately $7.5 million at June 30, 1998, until such amounts are paid in full. At present, the circumstances requiring such payments, including excess monies not designated for Gulfside Casino Partnership operational purposes, have not been met. Further, as a result of filings for protection under Chapter 11 of the United States Bankruptcy Code by both GCI and Patrician, Inc. ("Patrician"), management believes that the automatic stay provisions under the Bankruptcy Code restrict payments by, or for the benefit of, GCI and Patrician.

     Settlement discussions are presently underway between the two former GCI shareholders, the Company, GCI, Patrician, Artemis, Inc. and GCP. As a result of such discussions, all court actions have been stayed including in Chancery Court, U. S. Bankruptcy Court and U. S. District Court. There are no assurances that a settlement will be reached. In the event that a settlement does not occur, all court actions will be resumed. The ultimate resolution of this matter could include a dispossession of a 60% or greater right to receive GCP profits and surplus.

     Inflation has had only a slight impact on the Company's operating results. Cost and expense increases have generally been passed on to the customers through moderate price increases, higher table limits and upgraded slot machine denominations.

YEAR 2000

     The Year 2000 issue is the result of information technology ("IT") and non-IT (embedded technology such as microcontrollers) hardware and software systems and components utilizing two digits, rather than four digits, to define the year. Date-sensitive hardware and software systems and components may recognize a date using "00" as the year 1900 rather than the year 2000. This is generally referred to as the "Year 2000 Problem" or the "Y2K Problem". This could result in IT and non-IT hardware or software system and component ("Y2K Systems and Components") failures or miscalculations causing disruptions of operations and the ability to engage in normal business activities.

     The Company has undertaken a study and assessment of its Y2K Systems and Components in order to determine the impact of the Y2K Problem on such Y2K Systems and Components. This study and evaluation includes specifically identifying those Y2K Systems and Components utilized by the Company

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
 ................................................................................

that may be non-Y2K compliant, evaluating necessary corrective actions and implementing corrective actions, including appropriate testing, so as to minimize the impact of the Y2K Problem on the Company. Corrective actions may include software or hardware modifications or the replacement of Y2K Systems and Components that are non-Y2K compliant. The Company's Y2K study and assessment will also be utilized with respect to those Y2K Systems and Components that may be subsequently acquired by the Company with greater reliance given to third party representations.

     The Company has generally completed the identification phase of its study and evaluation with respect to those Y2K Systems and Components presently utilized by the Company. The evaluation phase, which includes internal reviews and testing as well as inquires to third parties supplying or maintaining Y2K Systems, is also nearing completion. It is anticipated that the evaluation phase will be finalized in the second quarter of fiscal 1999. The corrective actions implementation phase is also in progress which is anticipated to be completed by the fourth quarter of fiscal 1999.

     The Company has also undertaken a more limited study and assessment of the Y2K Problem with respect to third party vendors, suppliers, customers and other business associates. Recently commenced, such study and assessment is directed toward third parties that have a material relationship with the Company or may materially affect the Company's operations such as major customers and suppliers, financial institution and communications providers. The scope of such limited study and assessment will generally be limited, by necessity, to appropriate inquires of such third parties. The Company believes, based on the wide attention that the Y2K Problem has received, the relative size and prominence of certain third parties and the preliminary information received, to date, from select third parties, that the impact of the Y2K Problem on such third parties will not have a material affect on the Company's operations. The Company anticipates that the Y2K Problem study and assessment, relative to its material third party vendors, suppliers, customers and other business associates, will be completed by the fourth quarter of fiscal 1999.

     The Company will utilize both internal and external resources to achieve Y2K compliance which will include modifying certain Y2K Systems and Components and replacing others. The Company presently estimates that the remaining costs to assure material Y2K compliance will be less than $100,000 to be incurred over the next 18 months. Such estimate is based upon the Company's study and assessment and is subject to modification as the study and assessment progresses. There can be no guarantees that this estimate will be achieved and actual results could materially differ from the estimate. Costs to date have been immaterial.

     The Company believes that the scope and time table of its study and assessment of Y2K Systems and Components, to achieve Y2K compliance, is adequate and realistic. Further, the Company believes that those Y2K Systems and Components with a greater likelihood of adversely impacting the Company's business and financial performance will be Y2K compliant in a timely manner. Nevertheless, if one or more of the Company's Y2K Systems and Components fail to achieve Y2K compliance, or are overlooked, there could be a material adverse impact on the Company's business operations or financial performance. Additionally, there can be no assurances that the Y2K Systems and Components of third parties, which may materially affect the Company, will be timely converted to assure Y2K compliance.

 ................................................................................

     The Company has not formulated a contingency plan in the event one or more of the Company's, or third party's, Y2K Systems and Components fail to achieve Y2K compliance. The Company will continue to review the necessity for a contingency plan as its Y2K study and assessment progresses. The decision to develop a contingency plan will be based upon an evaluation of potential future unavoided or unavoidable risks of Y2K noncompliance and the adverse impact to the Company.

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

THE SANDS REGENT
CONSOLIDATED BALANCE SHEETS
 ................................................................................

JUNE 30, 1998 AND 1997

                                                                 1998           1997
                                                              -----------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 9,203,443    $ 7,643,681
  Short-term investments....................................      250,000        250,000
  Accounts receivable, less allowance for possible losses
     of $72,000 and $119,000................................      549,613        418,018
  Inventories...............................................      624,849        640,023
  Federal income tax refund receivable......................      687,269      1,062,657
  Prepaid expenses and other assets.........................    1,370,792      1,297,392
                                                              -----------    -----------
          Total current assets..............................   12,685,966     11,311,771
                                                              -----------    -----------
Property and equipment:
  Land......................................................    8,092,923      8,092,923
  Buildings, ship and improvements..........................   45,941,607     45,753,424
  Equipment, furniture and fixtures.........................   25,654,167     24,775,831
  Construction in progress..................................      509,247        171,955
                                                              -----------    -----------
                                                               80,197,944     78,794,133
  Less accumulated depreciation and amortization............   34,551,822     31,059,712
                                                              -----------    -----------
       Property and equipment, net..........................   45,646,122     47,734,421
                                                              -----------    -----------
Other assets:
  Deferred federal income tax asset.........................      258,752        422,434
  Note receivable...........................................           --      1,237,156
  Other.....................................................      310,473        347,079
                                                              -----------    -----------
          Total other assets................................      569,225      2,006,669
                                                              -----------    -----------
                                                              $58,901,313    $61,052,861
                                                              ===========    ===========

---------------
See notes to consolidated financial statements.

 ................................................................................

                                                                  1998            1997
                                                              ------------    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,927,356    $  2,712,531
  Accrued salaries, wages and benefits......................     2,006,096       1,815,841
  Other accrued expenses....................................     2,049,138       1,691,557
  Deferred federal income tax liability.....................       275,541         239,683
  Current maturities of long-term debt......................     6,764,949      17,480,492
                                                              ------------    ------------
          Total current liabilities.........................    13,023,080      23,940,104
Long-term debt..............................................    14,643,172       4,658,474
                                                              ------------    ------------
          Total liabilities.................................    27,666,252      28,598,578
                                                              ------------    ------------
Commitments and contingencies...............................            --              --
Stockholders' equity:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized, none issued................................            --              --
  Common stock, $.05 par value, 20,000,000 shares
     authorized, 6,898,722 shares issued....................       344,936         344,936
  Additional paid-in capital................................    13,073,803      13,073,803
  Retained earnings.........................................    40,171,157      41,390,379
                                                              ------------    ------------
                                                                53,589,896      54,809,118
  Treasury stock, at cost; 2,400,000 shares.................   (22,354,835)    (22,354,835)
                                                              ------------    ------------
          Total stockholders' equity........................    31,235,061      32,454,283
                                                              ------------    ------------
                                                              $ 58,901,313    $ 61,052,861
                                                              ============    ============

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF OPERATIONS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 1998, 1997, 1996

                                                          1998           1997           1996
                                                       -----------    -----------    -----------
Operating revenues:
  Gaming.............................................  $42,971,378    $42,484,575    $43,141,044
  Lodging............................................    8,878,096      8,461,714      9,132,778
  Food and beverage..................................    8,547,651      7,910,110      7,882,377
  Other..............................................    1,687,505      1,545,345      1,692,853
                                                       -----------    -----------    -----------
                                                        62,084,630     60,401,744     61,849,052
  Less complimentary lodging, food and
     beverage included above.........................    2,873,400      2,874,795      2,776,918
                                                       -----------    -----------    -----------
                                                        59,211,230     57,526,949     59,072,134
                                                       -----------    -----------    -----------
Operating costs and expenses:
  Gaming.............................................   22,000,607     21,753,369     20,492,043
  Lodging............................................    4,851,303      4,918,433      5,158,603
  Food and beverage..................................    7,554,325      6,566,859      6,499,231
  Other..............................................      634,543        678,566        665,220
  Maintenance and utilities..........................    5,906,916      5,658,004      5,462,777
  General and administrative.........................   13,977,577     13,901,048     12,967,352
  Depreciation and amortization......................    4,052,727      3,805,522      3,635,219
                                                       -----------    -----------    -----------
                                                        58,977,998     57,281,801     54,880,445
                                                       -----------    -----------    -----------
Income from operations...............................      233,232        245,148      4,191,689
                                                       -----------    -----------    -----------
Other income (deductions):
  Interest and other income..........................      345,936        420,490      1,074,104
  Interest expense...................................   (2,433,271)    (1,926,378)    (2,394,743)
                                                       -----------    -----------    -----------
                                                        (2,087,335)    (1,505,888)    (1,320,639)
                                                       -----------    -----------    -----------
Income (loss) before income taxes....................   (1,854,103)    (1,260,740)     2,871,050
Income tax (provision) benefit.......................      634,881        498,928       (828,688)
                                                       -----------    -----------    -----------
Net income (loss)....................................  $(1,219,222)   $  (761,812)   $ 2,042,362
                                                       ===========    ===========    ===========
Net income (loss) per share:
     Basic...........................................  $      (.27)   $      (.17)   $      0.45
                                                       ===========    ===========    ===========
     Diluted.........................................  $      (.27)   $      (.17)   $      0.45
                                                       ===========    ===========    ===========
Weighted average shares outstanding..................    4,498,722      4,498,722      4,498,722
                                                       ===========    ===========    ===========

---------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 1998, 1997, 1996

                             COMMON STOCK       ADDITIONAL                       TREASURY STOCK
                         --------------------     PAID-IN      RETAINED     ------------------------
                          SHARES      AMOUNT      CAPITAL      EARNINGS      SHARES        AMOUNT         TOTAL
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, July 1,
  1995.................  6,898,722   $344,936   $13,073,803   $40,784,637   2,400,000   $(22,354,835)  $31,848,541
Net income.............         --         --            --     2,042,362          --             --     2,042,362
Cash dividends
  $(.15 per share).....         --         --            --      (674,808)         --             --      (674,808)
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  1996.................  6,898,722    344,936    13,073,803    42,152,191   2,400,000    (22,354,835)   33,216,095
Net loss...............         --         --            --      (761,812)         --             --      (761,812)
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  1997.................  6,898,722    344,936    13,073,803    41,390,379   2,400,000    (22,354,835)   32,454,283
Net loss...............         --         --            --    (1,219,222)         --             --    (1,219,222)
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
BALANCES, JUNE 30,
  1998.................  6,898,722   $344,936   $13,073,803   $40,171,157   2,400,000   $(22,354,835)  $31,235,061
                         =========   ========   ===========   ===========   =========   ============   ===========

---------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF CASH FLOWS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 1998, 1997, 1996

                                                               1998          1997          1996
                                                            -----------   -----------   ----------
Operating activities:
  Net income (loss).......................................  $(1,219,222)  $  (761,812)  $2,042,362
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation and amortization......................    4,052,727     3,805,522    3,635,219
       (Gain) loss on disposal of property and
          equipment.......................................       73,792        15,341     (482,978)
       (Increase) decrease in accounts receivable.........     (131,595)      (18,000)      77,334
       (Increase) decrease in inventories.................       15,174       149,176      (70,147)
       (Increase) in prepaid expenses and other current
          assets..........................................      (73,400)     (317,837)     (33,181)
       (Increase) decrease in other assets................       26,400       128,420     (494,904)
       Increase (decrease) in accounts payable............     (862,089)      207,268      332,286
       Increase (decrease) in accrued salaries, wages and
          benefits........................................      190,255       128,909     (200,032)
       Increase in other accrued expenses.................      357,581       315,456       59,218
       Change in federal income taxes
          payable/receivable..............................      375,388      (921,288)    (525,579)
       Change in deferred federal income taxes............      199,540       590,688      768,693
       Decrease in other liability........................      --            (18,723)     (37,428)
                                                            -----------   -----------   ----------
Net cash provided by operating activities.................    3,004,551     3,303,120    5,070,863
                                                            -----------   -----------   ----------
Investing activities:
  Purchase of short-term investments......................      --            (50,000)    (583,257)
  Sale and maturity of short-term investments.............      --            --         2,240,760
  Payments received on note receivable....................    1,237,156         7,107        6,635
  Additions to property and equipment.....................   (1,995,750)   (3,105,448)  (2,588,447)
  Proceeds from sale of property, equipment and other
     assets...............................................       44,650       501,490      735,320
                                                            -----------   -----------   ----------
Net cash used in investing activities.....................     (713,944)   (2,646,851)    (188,989)
                                                            -----------   -----------   ----------

---------------
See notes to consolidated financial statements.

 ................................................................................

                                                               1998          1997          1996
                                                            -----------   -----------   ----------
Financing activities:
  Payment of accounts payable for prior year purchases of
     property and equipment...............................  $   --        $   --        $  (97,893)
  Issuance of long-term debt..............................      --            497,940       --
  Payments on long-term debt..............................     (730,845)   (4,867,508)  (3,108,343)
  Payment of dividends on common stock....................      --            --          (674,808)
                                                            -----------   -----------   ----------
Net cash used in financing activities.....................     (730,845)   (4,369,568)  (3,881,044)
                                                            -----------   -----------   ----------
Increase (decrease) in cash and cash equivalents..........    1,559,762    (3,713,299)   1,000,830
Cash and cash equivalents, beginning of year..............    7,643,681    11,356,980   10,356,150
                                                            -----------   -----------   ----------
Cash and cash equivalents, end of year....................  $ 9,203,443   $ 7,643,681   $11,356,980
                                                            ===========   ===========   ==========
Supplemental cash flow information:
  Property and equipment acquired by accounts payable.....  $    76,914   $   223,977   $   --
                                                            ===========   ===========   ==========
  Property and equipment acquired by long-term debt.......  $   --        $   903,227   $   --
                                                            ===========   ===========   ==========
  Property and equipment acquired by conversion of other
     assets...............................................  $   --        $   400,000   $   --
                                                            ===========   ===========   ==========
  Interest paid, net of amount capitalized................  $ 2,026,378   $ 1,594,085   $2,022,546
                                                            ===========   ===========   ==========
  Federal income taxes paid...............................  $   --        $   --        $1,075,000
                                                            ===========   ===========   ==========

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 1998, 1997, 1996

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

     The estimated costs of providing the complimentary services are as follows:

                                                       1998         1997         1996
                                                    ----------   ----------   ----------
Hotel.............................................  $  442,875   $  445,572   $  380,869
  Food and beverage...............................   2,202,749    2,221,535    2,073,504
  Other...........................................      55,192       51,843       39,112
                                                    ----------   ----------   ----------
                                                    $2,700,816   $2,718,950   $2,493,485
                                                    ==========   ==========   ==========

     Other operating revenue is comprised of hotel/casino ancillary services. Related costs and expenses are included in other operating costs and expenses.

 ................................................................................

(d) Cash and cash equivalents

     Cash equivalents include all short-term investments with an original maturity of three months or less. Such investments, carried at cost which approximates market, are readily marketable with no significant investment in any individual issuer.

(e) Short-term investments

     The Company accounts for its short-term investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No.
115 -- "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that unrealized gains and losses on securities defined as "available-for-sale" be excluded from income and be reported in a separate component of stockholders' equity. Securities that the Company has the ability and positive intent to hold to maturity are classified as "held-to-maturity" and are reported at the lower of aggregate cost or market. As of June 30, 1998, the Company's short-term investments were not subject to the provisions of SFAS No. 115.

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

(h) Impairment of long-lived assets

     The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

(i) Income taxes

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

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Fair value of financial instruments

     The Company calculates the fair value of financial instruments and includes this additional information in the Company's Notes to Consolidated Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no additional disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved. It is estimated that the carrying amounts of the Company's financial instruments approximate fair value at June 30, 1998.

(k) Concentrations of credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company maintains cash in bank accounts with balances, at times, in excess of of Federally insured limits. The Company has not experienced any losses in such accounts.

(l) Recent Pronouncements of the Financial Accounting Standards Board
     ("FASB")

     On June 30, 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 130 entitled "Reporting Comprehensive Income". This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Such pronouncement is effective for financial statements issued for years beginning after December 15, 1997. Management does not believe this new SFAS will have a material impact on the financial statements of the Company.

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

     On June 30, 1998, the FASB issued SFAS No. 133 entitled "Accounting for Derivative Instruments and Hedging Activies". This statement establishes accounting and reporting standards for derivative instruments and hedging activities and is effective for fiscal years beginning after June 15, 1999. Management does not believe this new SFAS will have a material impact on the financial statements of the Company.

 ................................................................................

(m) Use of estimates

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

(n) Reclassifications

     Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform to the 1998 presentation.

NOTE 2 -- SHORT-TERM INVESTMENTS

     Short-term investments consist of certificates of deposit which are carried at cost, which approximates market.

NOTE 3 -- OPERATION OF GULFSIDE CASINO PARTNERSHIP

     On a stand alone basis, GCP dba Copa Casino incurred a net loss of $2.4 million in the year ended June 30, 1998 and a net loss of $281,000 in the year ended June 30, 1997. As of June 30, 1998, GCP's total liabilities exceeded its total assets by $15.4 million. Such excess of total liabilities over total assets results from advances by the Company to GCP, aggregating approximately $24.8 million including accrued interest, which are reflected as liabilities of GCP.

     The primary term of GCP's lease with the Mississippi State Port Authority expires in October 1999. Based upon a January 1998 ruling in a lawsuit between GCP and the Mississippi State Port Authority, the Port Authority's efforts to cancel and terminate the lease at the end of such primary term was found not to be justifiable. GCP has notified the Port Authority that it is exercising its option to renew the lease upon the completion of the primary term. The Port Authority, to date, has not accepted such notification of renewal. In the same lawsuit, the court also ruled that the Port Authority does not have an obligation to approve GCP's requests to substitute a barge for its present gaming vessel and to construct land based facilities, including a hotel. Management of GCP believes that in order to be ultimately successful, it must have a stable, long-term lease arrangement and be allowed to develop its leasehold site to provide adequate gaming, lodging and entertainment facilities. As discussed in Notes 8 and 9, such issues are the subject of an appeal of the court rulings in the aforementioned lawsuit between the GCP and the Mississippi State Port Authority.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                      June 30,
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
Bank term loan; interest at prime plus 1.5% through January
  31, 1999, subject to a maximum of 11% per annum, and at
  prime plus 2.5% from February 1, 1999 to maturity in
  January 2000, subject to a maximum of 14% per annum; at
  June 30, 1998, the interest rate was 10% per annum;
  monthly principal and interest payments of $112,000
  through January 31, 1999 and the greater of $120,000 or
  the monthly accrued interest from February 1, 1999 to
  maturity when the remaining balance is due in full;
  semi-annual principal payments due in the amount of
  average cash and cash equivalents in excess of $5.5
  million for June and December of each year; secured by
  deeds of trust on all real property and otherwise
  collateralized by all furniture, fixtures, equipment and
  all other properties of the Company.......................  $10,849,143   $10,975,000
Capital lease obligation; imputed interest at 8.6%; payable
  in monthly principal and interest payments in the amount
  of $26,794 over 60 months at which time a one dollar
  purchase option is exercisable; assets under the capital
  lease, with an original cost of $1,481,000 and accumulated depreciation of approximately $331,000 at June 30, 1998,
  are included in property and equipment and are being
  depreciated over their estimated useful lives.............      980,767     1,259,600
Contract payable to International Game Technology ("IGT");
  principal and interest payments of $55,000, including
  interest at 10% per annum, due monthly commencing
  September 1, 1996 through August 1, 1999 at which time the remaining unpaid principal balance of $3.2 million is due
  in full; secured by certain gaming equipment..............    3,537,143     3,831,186
Notes payable by GCI to former minority stockholders of GCI
  as issued pursuant to a settlement agreement in August
  1993; interest at 6% per annum and unpaid since May 1994;
  secured by GCI's ownership interest in GCP which is .006%
  at June 30, 1998; principal payments past due since 1994;
  in accordance with a Chancery Court judgement, as further
  discussed in Note 9, the entire principal balance, is due
  in full and is included in current maturities at June 30,
  1998 and 1997.............................................    6,000,000     6,000,000
Other.......................................................       41,068        73,180
                                                              -----------   -----------
                                                               21,408,121    22,138,966
Less current maturities.....................................    6,764,949    17,480,492
                                                              -----------   -----------
Long-term portion...........................................  $14,643,172   $ 4,658,474
                                                              ===========   ===========

     The bank term loan was restructured, effective January 31, 1998, to eliminate prior events of default as a result of the Company's noncompliance with certain financial covenants, which have since been modified or eliminated, and the Company's past failure to make certain principal payments in accordance with the prior loan agreement. The former bank term and revolving line of credit loan provided for monthly

 ................................................................................

interest payments and semi-annual principal payments. The Company had incurred a default interest rate of prime plus 3%, effective July 1, 1997, on such former loan obligation.

     The restructured bank loan is covered under a loan agreement which requires the Company to comply with certain financial covenants, restricts future encumbrances and requires certain existing major shareholders of the Company to continue to hold a significant ownership interest in the Company and to be involved in the management of the Company. The financial covenants include restrictions on investment activities and the sale or disposition of a significant portion of the Company's assets and also require minimum capital expenditures in each fiscal year, subject to a maximum per fiscal year. The financial covenants additionally require that a minimum EBITDA (earnings before interest expense, taxes, depreciation and amortization) be maintained and restrict advances by Zante to the Company. The loan agreement also requires that no shareholder, other than the existing major shareholders, may own 20% or more of the issued and outstanding voting stock of the Company.

     Long-term debt at June 30, 1998 is payable as follows:

                        YEAR ENDING
                          JUNE 30,                              AMOUNT
                        -----------                           -----------
  1999......................................................  $ 6,764,949
  2000......................................................   14,152,102
  2001......................................................      285,346
  2002......................................................      205,724
                                                              -----------
                                                              $21,408,121
                                                              ===========

     The Company entered into an interest rate swap agreement, effective April 1, 1994, to fix the variable interest rate due under the original, pre-restructured, bank term and revolving line of credit loan. Under such agreement, the Company pays the bank interest at a fixed rate of 6.25% per annum on the notional amount and the bank pays the Company interest at a variable rate (currently 5.75%) based on the London Interbank Offer Rate ("LIBOR") on the notional amount. The notional amount of the swap coincides with the original principal reduction schedule of the superceded bank term and revolving line of credit loan (currently $7.3 million) which will be fully amortized in April 2000. The notional amount may be reduced by the Company, in whole or in part, upon notice by the Company to the bank and a fair market settlement of such reduction between the parties. The fair value of the interest rate swap agreement is a liability of approximately $36,000 at June 30, 1998 which was based on estimated termination values. The interest rate swap, which is also secured by a deed of trust and all properties of the Company, is subject to market risk as interest rates fluctuate.

     Of the total interest expense of $2,433,000, $1,926,000 and $2,395,000 in 1998, 1997 and 1996, respectively, none, $97,000 and none has been capitalized into construction costs.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

NOTE 5 -- STOCK OPTION AND STOCK INCENTIVE PLANS

     The Company's amended and restated stock option plan provides for the granting of incentive stock options as well as non-qualified stock options to executives and key employees. The plan presently permits for the grant of options covering a maximum of 800,000 shares of the Company's common stock. The Company has reserved shares to cover these requirements. The plan will continue until the year 2007, unless terminated earlier. Under the plan, the per share exercise price of an option cannot be less than 100% of the fair market value of the shares at date of grant or 110% of the fair market value in the case of incentive stock options granted to stockholders owning more than 10% of the outstanding common shares. The options generally vest 20% to 25% each year after grant. In December 1997, The Board of Directors of the Company authorized the repricing of certain incentive stock options. The effect of the repricing resulted in the cancellation and reissuance of 318,000 options with a price equal to the market value of the common stock at the date of repricing. The options granted to replace the cancelled options that were previously vested will vest on the first anniversary date of the repricing. The options granted to replace the unvested cancelled options will vest 25% each year commencing on the first anniversary date of the repricing.

     The following table summarizes activity of the Company's stock option plan which includes only incentive stock option grants:

                                                                             WEIGHTED
                                                              NUMBER OF      AVERAGE
                                                               OPTIONS    EXERCISE PRICE
                                                              ---------   --------------
Options Outstanding
  Outstanding, July 1, 1996.................................   334,000        $ 4.71
                                                              --------        ------
  Outstanding, June 30, 1997................................   334,000          4.71
     Options granted........................................   394,000          1.83
     Options cancelled......................................  (318,000)        (4.77)
                                                              --------        ------
  OUTSTANDING, JUNE 30, 1998................................   410,000        $ 1.90
                                                              ========        ======
Options Exercisable
  At June 30, 1996..........................................    60,000        $ 6.25
                                                              ========        ======
  At June 30, 1997..........................................   122,000        $ 5.78
                                                              ========        ======
  AT JUNE 30, 1998..........................................    16,000        $ 3.50
                                                              ========        ======

     At June 30, 1998, options to purchase 235,864 shares were available for grant under the stock option plan.

 ................................................................................

     The following table sets forth certain information with respect to incentive stock option grants outstanding at June 30, 1998:

                                              OPTIONS OUTSTANDING
                                      ------------------------------------    OPTIONS EXERCISABLE
                                                     WEIGHTED                ----------------------
                                                      AVERAGE     WEIGHTED                 WEIGHTED
              RANGE OF                               REMAINING    AVERAGE                  AVERAGE
              EXERCISE                  NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
               PRICES                 OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
              --------                -----------   -----------   --------   -----------   --------
$1.81 to $2.25......................    394,000      9.5 years     $1.83        --          $--
$3.50 to $3.50......................     16,000       .5 years      3.50       16,000        3.50
                                        -------     ----------     -----       ------       -----
$1.81 to $3.50......................    410,000      9.1 years     $1.90       16,000       $3.50
                                        =======     ==========     =====       ======       =====

     In fiscal 1998, the Board of Directors approved a non-qualified stock option grant to a newly appointed outside Director to purchase 10,000 shares of common stock. Granted at fair market value, the option vests one year from the date of grant. Such grant was under a separate Non-Qualified Stock Option Agreement since the Company's Stock Option Plan does not presently provide for the granting of options to outside directors. As further discussed below, the Board of Directors has approved an amendment to the Company's Stock Option Plan, subject to shareholder approval, to provide for the granting of non-qualified stock options to outside directors.

     In fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123- "Accounting for Awards of Stock-Based Compensation" which was issued by the Financial Accounting Standards Board in October 1995 and is effective for years beginning after December 15, 1995. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions where equity securities are issued for goods and services. It defines a fair value based method of accounting for an employee stock option, or similar equity instrument, and encourages such method of accounting for all employee stock compensation plans.

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

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

pricing model, and the estimated weighted average fair value of the options granted. The model assumes no expected future dividend payments on the Company's common stock for the options granted:

                                                                   June 30,
                                                     ------------------------------------
                                                        1998         1997         1996
                                                     -----------   ---------   ----------
Net income (loss):
  As reported......................................  $(1,219,222)  $(761,812)  $2,042,362
  Pro forma........................................   (1,322,397)   (888,768)   2,017,065
Net income (loss) per share:
  As reported, Basic and diluted...................       $(0.27)     $(0.17)       $0.45
  Pro forma, Basic and diluted.....................        (0.29)      (0.20)        0.45
Weighted average assumptions:
  Expected stock price volatility..................        100.0%         --         80.0%
  Risk-free interest rate..........................          6.3%         --          6.1%
  Expected option lives............................    2.3 YEARS          --    3.6 years
  Estimated fair value of options granted..........        $1.06          --        $2.03

     Because the accounting method prescribed by SFAS 123 has not been applied to options granted prior to July 1, 1995, the compensation costs reflected in the above proforma amounts may not be representative of that to be expected in future years.

     The Company's Board of Directors, in order to attract and retain qualified independent directors, has approved an amendment to the Company's Stock Option Plan to provide for the grant of non-qualified stock options to independent, non-employee, directors. Such amendment provides for the automatic grant of options to purchase 7,500 shares to an independent director on each annual meeting date that such director continues to service. Further, the Board of Directors may grant an option to purchase up to 25,000 shares upon the appointment of a new director. All options granted to independent directors have an exercise price equal to fair market value of the common stock on the date of grant, and vest in full in one year. The amendment also provides for additional alternative methods of payment to the Company upon the exercise of stock options by an employee or independent director as allowed under rules governing the operation of stock option plans. Such amendment is subject to shareholder approval which is being sought at the November 1998 annual meeting of shareholders.

NOTE 6 -- FEDERAL INCOME TAXES

     The Company's income tax (provision) benefit consists of the following:

                                                       1998         1997        1996
                                                     ---------   ----------   ---------
Current............................................  $ 834,421   $1,089,616   $ (59,995)
  Deferred.........................................   (199,540)    (590,688)   (768,693)
                                                     ---------   ----------   ---------
                                                     $ 634,881   $  498,928   $(828,688)
                                                     =========   ==========   =========

 ................................................................................

     The Company's effective tax rate differs from the federal statutory rate as follows:

                                                              1998      1997      1996
                                                              -----     -----     -----
Federal statutory tax rate..................................  (35.0)%   (35.0)%    35.0%
  Surtax exemption..........................................    1.0       1.0      (1.0)
  Tax effect of tax-free interest income....................   (0.2)     (3.0)     (2.5)
  General business credits..................................   (2.0)     (2.3)     (2.3)
  Other.....................................................    2.0      (0.3)     (0.3)
                                                              -----     -----     -----
                                                              (34.2)%   (39.6)%    28.9%
                                                              =====     =====     =====

     The components of the Company's net deferred federal income tax asset (liability) are as follows at June 30:

                                                                 1998           1997
                                                              -----------    -----------
Deferred tax assets:
     License acquisition costs..............................  $ 1,419,009    $ 1,558,015
     Pre-opening costs......................................       43,046        301,330
     Alternative minimum tax credit.........................    1,670,777        980,725
     Accrued expenses.......................................      147,993        160,681
     Other..................................................       38,650         45,636
                                                              -----------    -----------
                                                                3,319,475      3,046,387
                                                              -----------    -----------
  Deferred tax liabilities:
     Property and equipment.................................   (2,859,429)    (2,404,650)
     Prepaid expenses.......................................     (455,725)      (441,113)
     Other..................................................      (21,110)       (17,873)
                                                              -----------    -----------
                                                               (3,336,264)    (2,863,636)
                                                              -----------    -----------
       Net deferred federal income tax asset (liability)....  $   (16,789)   $   182,751
                                                              ===========    ===========

     The Company has a March 31 tax year-end.

NOTE 7 -- EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 -- "Earnings Per Share" which became effective for periods ending after December 15, 1997. SFAS 128 replaces earnings per share as previously reported with "basic", or undiluted earnings per share, and "diluted" earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period, while diluted earnings per share reflects the additional dilution for all potentially dilutive securities, such as stock options.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

     The Company adopted the provisions of SFAS 128 in its fiscal year ended June 30, 1998 and the impact has been considered with respect to all previously reported and presented earnings per share amounts. For each of the years ended June 30, 1998, 1997 and 1996, there were no outstanding convertible securities that would result in dilution of basic earnings per common share.

NOTE 8 -- LEASE COMMITMENTS

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

     The lease provides for a monthly base rent plus 5% of gross annual gaming revenue in excess of $25 million. Additionally, the lease requires monthly payments equal to 3% of non-gaming revenue. The base rent, which is presently $42,542 per month, shall be adjusted, annually, in accordance with changes in the consumer price index.

     In January 1998, the Chancery Court in Harrison County Mississippi ruled, in a lawsuit between the GCP and MDECD and the Port, that the Port's July 1996 efforts to terminate and cancel the lease at the end of the primary term in October 1999 were inappropriate and void. The Court found that the Port did not have sufficient and legitimate needs to accommodate a purported expansion of Port facilities to warrant the cancelation of the lease as further discussed in
Note 9.

     Total rental expense charged to operations was $530,000, $523,000 and $538,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

     Future minimum payments under the remaining noncancellable term of the operating lease are as follows:

                        YEAR ENDING
                          JUNE 30,                             AMOUNT
                        -----------                           --------
  1999......................................................  $510,501
  2000......................................................   127,625
                                                              --------
                                                              $638,126
                                                              ========

NOTE 9 -- CONTINGENCIES

  GCI matter

     In December 1994, a lawsuit was filed in Mississippi Chancery Court against GCI because of GCI's failure to make payments on promissory note obligations of GCI to two of its former shareholders. These note obligations, in the aggregate amount of $6 million, plus interest of $1.5 million at June 30, 1998, were secured by a pledge of GCI's partnership interest in GCP and are reflected, upon consolidation, as

 ................................................................................

current liabilities in the Company's Consolidated Balance Sheets at June 30, 1998 and 1997. These promissory notes were owed by GCI when The Sands Regent purchased GCI in February 1994 and have not been assumed or guaranteed by The Sands Regent.

     In addition to demanding payment of the $6 million plus interest, for which a partial summary judgement was entered, the lawsuit also demanded the appointment of a receiver to take possession of and sell GCI's ownership interest in GCP and sought attorney fees of $54,000 which were awarded in January 1997. In May 1995, GCP and Patrician were joined as necessary parties to the lawsuit.

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

     To date, the required monthly reports have been made and report that no monies are available for distribution by GCP and that no monies have been distributed by GCP. Such reports were discontinued, by agreement, in March 1998 in connection with the settlement negotiations discussed below.

     GCI, GCP and Patrician, as joined parties to such lawsuit, have filed an appeal with the Mississippi Supreme Court because it is the Company's belief that the Chancery Court's rulings are incorrect and not supported by the facts or the law. A hearing was scheduled for July 1998 and it was agreed, immediately

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

before such hearing was to take place, that briefs are to be submitted in lieu of a hearing because of ongoing settlement negotiations discussed below.

     On January 31, 1997, GCI filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. A Disclosure Statement with related Plan of Reorganization has been filed. A hearing for confirmation has not been scheduled.

     In February 1997, the two former GCI shareholders each filed separate lawsuits in U. S. District Court for the Southern District of Mississippi, Biloxi Division, against The Sands Regent and certain officers and directors of The Sands Regent and GCI. Such lawsuits allege breach of various common law duties and contractual interference by the defendants and seek compensatory and punitive damages. Such actions are presently stayed pending settlement negotiations described below. Nonetheless, management, and the individual defendants, believe these legal actions to be without merit and will vigorously defend them.

     In October 1997, the U. S. Bankruptcy Court for the Southern District of Mississippi ruled that GCI's ownership interest in GCP was .006% and that the automatic stay provisions of the Bankruptcy Code only applied as to this .006% interest. The Court further held that a May 1997 partnership amendment to restore GCI's ownership interest in the Company to the original 60%, undertaken in order to resolve the GCI ownership/security dilemma created by the Chancery Court judgement and to facilitate a resolution of the Chancery Court proceeding by and through the Chapter 11 reorganization of GCI, was ineffective and void.

     In November 1997, as a result of this ruling, Patrician, holder of the 98.744% interest in GCP, also filed a petition under Chapter 11 of the Bankruptcy Code. This action was deemed necessary in order to protect the 59.994% ownership interest in GCP which was initially owned by GCI and which is now part of the interest held by Patrician. A Disclosure Statement and Plan of Reorganization for Patrician have not yet been filed.

     Settlement negotiations are presently underway between the two former shareholders, the Company, GCI, Patrician, Artemis and GCP. As a result of such discussions, all court actions have been stayed including in Chancery Court, U.
S. Bankruptcy Court and U. S. District Court. There are no assurances that a settlement will be reached. In the event that a settlement does not occur, all court actions will be resumed. The ultimate resolution of this matter could include a dispossession of a 60% or greater right to receive GCP profits and surplus.

  Port matter

     On January 8, 1998, a judgement was rendered in the Chancery Court of Harrison County, Mississippi lawsuit between GCP and the MDECD and Port. The Chancery Court ruled in favor of GCP in denying the Port's efforts to terminate the lease at the end of the primary term in October 1999. The Court ruled adverse to GCP in declaring that the Port was not obligated to approve the construction of a hotel requested by GCP or approve GCP's request to substitute another gaming vessel for the present gaming vessel. Damages sought by GCP in connection with such refusals to approve a hotel or the substitution of a gaming vessel, and for other claims, were also denied.

 ................................................................................

     On February 6, 1998, GCP filed a Notice of Appeal with the Chancery Court to appeal to the Missisippi Supreme Court certain of the Court's rulings adverse to GCP. Specifically, GCP's appeal included appealing the Court's rulings denying the Port's obligations to reasonably approve a hotel and the substitution of a gaming vessel and the Court's ruling denying damages. MDECD and the Port have filed a Notice of Cross-Appeal, claiming that the Chancery Court's ruling disallowing the termination of the lease was incorrect. Appropriate appeal briefs are to be filed with the Mississippi Supreme Court in accordance with a briefing schedule which has not been determined.

     Management believes that the outcome of this appeal is not presently predictable or subject to reasonable estimation. At June 30, 1998, the book value of the Company's net investment in and advances to (including accrued interest) the Mississippi gaming operation was approximately $1.8 million.

  Other

     GCP is a defendant in a wrongful termination action, seeking damages in the amount of $650,000, which claims violation of the Family Medical Leave Act. Management believes the lawsuit is without merit and will vigorously defend against it. The likelihood of an unfavorable outcome is uncertain and a potential range of losses is not subject to reasonable estimation. Therefore, no provision for a liability has been made in the Company's consolidated financial statements.

     GCP has been notified by a governmental agency that it has failed to timely file certain currency transaction reports required by the U.S. Bank Secrecy Act for the period September 1993 to December 1994. Management believes that the resolution of this matter will not have a material effect on the financial position or results of operations of the Company. Accordingly, no provision for a liability has been made in the Company's consolidated financial statements.

     In addition to the above, the Company is party to other legal actions, proceedings and pending claims arising in the normal conduct of business. Management believes that the final outcomes of these matters will not have a material adverse effect upon the Company's financial position and results of operations.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

NOTE 10 -- CONDENSED QUARTERLY RESULTS (UNAUDITED)

                                              FIRST        SECOND         THIRD        FOURTH
                                             QUARTER       QUARTER       QUARTER       QUARTER
                                           -----------   -----------   -----------   -----------
1998
  Operating revenues.....................  $15,481,926   $13,369,598   $14,316,046   $16,043,660
  Income (loss) from operations..........      479,429    (1,436,957)      (48,833)    1,239,593
  Net income (loss)......................       28,509    (1,254,550)     (378,923)      385,742
  Net income (loss) per share:
     Basic...............................        $0.01        $(0.28)       $(0.08)        $0.09
     Diluted.............................        $0.01        $(0.28)       $(0.08)        $0.09

1997
  Operating revenues.....................  $15,411,664   $13,198,041   $13,475,698   $15,441,546
  Income (loss) from operations..........      837,879    (1,322,500)     (196,830)      926,599
  Net income (loss)......................      303,908      (808,794)     (371,069)      114,143
  Net income (loss) per share:
     Basic...............................        $0.07        $(0.18)       $(0.08)        $0.02
     Diluted.............................        $0.07        $(0.18)       $(0.08)        $0.02

INDEPENDENT AUDITORS' REPORT
 ................................................................................

To the Board of Directors and
Shareholders of The Sands Regent:

     We have audited the accompanying consolidated balance sheets of The Sands Regent and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Sands Regent and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.

     As discussed in Note 9 to the consolidated financial statements, the primary term of Gulfside Casino Partnership's site lease expires in October 1999. Gulfside Casino Partnership's rights to renew the lease and to develop the leasehold site has been litigated and is presently under appeal. The Company believes that in order for Gulfside Casino Partnership to be ultimately successful, it must have a stable, long-term lease arrangement and be allowed to develop its leasehold site to provide adequate gaming, lodging and entertainment facilities. Also, as discussed in Note 9, settlement discussions are presently underway between the Company's subsidiaries (Gulfside Casino, Inc., Gulfside Casino Partnership, and Patrician, Inc.) and two former shareholders of Gulfside Casino, Inc.

/s/ DELOITTE & TOUCHE LLP
-------------------------
Deloitte & Touche LLP
Reno, Nevada
September 2, 1998

 ................................................................................

CORPORATE OFFICERS
Katherene Latham
  Chairman of the Board

Pete Cladianos, Jr.
  Vice Chairman of the Board

Ferenc B. Szony
  President and Chief Executive Officer

David R. Wood
  Executive Vice President,
  Treasurer and Chief Financial Officer

Pete Cladianos III
  Executive Vice President and Secretary

BOARD OF DIRECTORS
Katherene Latham
  Chairman of the Board

Pete Cladianos, Jr.
  Vice Chairman of the Board

Ferenc B. Szony(1)
  President and Chief Executive Officer

David R. Wood
  Executive Vice President,
  Treasurer and Chief Financial Officer

Pete Cladianos III
  Executive Vice President and Secretary

Jon N. Bengtson

Louis J. Phillips(1)

PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
  Reno, Nevada

SECURITIES COUNSEL
Latham & Watkins
  Costa Mesa, California

TRANSFER AGENT & REGISTRAR
U.S. Stock Transfer Corporation
  Glendale, California

------------

(1) Standing for election to the Board of Directors at the November 2, 1998 Annual Meeting.

FORM 10-K REPORT

     A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders without charge by writing to The Sands Regent, Attention: David R. Wood, 345 North Arlington Avenue, Reno, Nevada 89501.