Form 10-K, Exhibit 13
period 1999-06-30
SANDS REGENT
filed 1999-09-28
CIK 753899

                                                                      EXHIBIT 13
THE SANDS REGENT
SELECTED FINANCIAL DATA
 ................................................................................

FOR THE YEARS ENDED JUNE 30,

                                              1999(1)    1998      1997      1996         1995
                                              -------   -------   -------   -------     --------
                                                (Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Operating revenues(2).....................  $43,535   $59,211   $57,527   $59,072     $ 60,497
  Income (loss) from operations.............      (42)      233       245     4,192      (11,748)(3)
  EBITDA(4).................................    3,665     4,706     4,486     8,418       10,796
  Net income (loss).........................   (1,388)   (1,219)     (762)    2,042      (11,428)(3)
  Net income (loss) per share:
       Basic................................  $  (.31)  $  (.27)  $  (.17)  $   .45     $  (2.54)(3)
       Diluted..............................  $  (.31)  $  (.27)  $  (.17)  $   .45     $  (2.54)(3)
  Cash dividends per share..................    --        --        --      $   .15     $    .20

OPERATING DATA:
  Casino square footage(5)..................   27,000    51,000    51,000    51,000       51,000
  Number of slot machines(5)................      686     1,459     1,409     1,407        1,459
  Number of hotel rooms(5)..................      836       938       938       938          938
  Average hotel occupancy rate..............     76.4%     83.3%     84.3%     82.9%        87.1%

BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
     investments(5).........................  $ 5,550   $ 9,453   $ 7,894   $11,557     $ 12,214
  Total assets(5)...........................   43,695    58,901    61,053    64,311       66,253
  Long-term debt(5).........................      491    14,643     4,658    14,816       17,808
  Total stockholders' equity(5).............   29,844    31,235    32,454    33,216       31,849

---------------
(1) On December 23, 1998, the Company sold its wholly owned subsidiaries Patrician, Inc. ("Patrician"), Artemis, Inc. ("Artemis") and Gulfside Casino, Inc. ("GCI"), and their general partnership Gulfside Casino Partnership ("GCP"), to unrelated third parties. GCP owned and operated the Copa Casino in Gulfport, Mississippi. The Selected Financial Data presented herein includes such subsidiaries through the date of sale.

(2) Revenues are net of complimentaries.

(3) Includes a write-off attributable to an impairment in long-lived assets of GCP and GCI. The negative impact of such write-off on income (loss) from operations, net income (loss) and net income (loss) per share was approximately $17.4 million, $13.9 million and $3.08, respectively.

(4) "EBITDA" consists of net income plus interest expense, income taxes, depreciation and amortization, and any loss (gain) on the disposition of property and equipment inclusive of impairment write-offs.

(5) Information presented as of the end of the period.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
 ................................................................................

RESULTS OF OPERATIONS
COMPARISON OF 1999 TO 1998

     As further described in Note 3 to the Company's Consolidated Financial Statements, the Company sold Patrician, GCI and Artemis, including the Copa Casino, to unrelated third parties on December 23, 1998. The Company's consolidated results of operations include the operating results of such companies through this date. Management's Discussion and Analysis of Financial Condition and Results of Operations will be directed at continuing operations with only general and otherwise pertinent information provided regarding operating results for the companies sold.

     For the year ended June 30, 1999, revenues decreased to $43.5 million from $59.2 million in the prior year and income from operations decreased from $233,000 to a loss from operations of $42,000. The decrease in revenues is due to the elimination of revenues from the Copa Casino of approximately $12.9 million and a decline in revenues at the Sands Regency from $34.9 million in fiscal 1998 to $32.1 million in fiscal 1999. The decrease in income from operations consists of an increase from the Copa Casino of approximately $84,000 which was offset by a decrease from the Sands Regency of $359,000.

     For the same comparable fiscal years, the Company had a net loss of $1.4 million, or $.31 per share, in fiscal 1999 compared to a net loss of $1.2 million, or $.27 per share, in fiscal 1998. The Copa Casino had a net loss of approximately $294,000 in the current fiscal year as compared to a net loss in the prior fiscal year of $531,000. The Sands Regency's portion of the net loss was $1.1 million as compared to a net loss of $688,000 in fiscal 1998.

     The decline in Sands Regency revenues, income from operations and net income is attributable to a decline in hotel occupancy due, in part, to an overall softening in the Reno area market, a reduction in group business at the Sands Regency and the lack of a major city-wide bowling event. Every two out of three years, the City of Reno hosts a major mens' or womens' bowling event which starts in February and ends in July. Fiscal 1999 was the one year out of three in which such a major bowling event was not held in Reno. Revenues were also somewhat negatively impacted in the fourth quarter due to construction on the Company's premises which included the razing of 102 older motel rooms and other older buildings. Nonetheless, this decline in revenue was partially offset by reduced costs and expenses commencing primarily in the second quarter of fiscal 1999. Such decline in costs and expenses is due to improved efficiencies and methods of operations.

     The decrease in lodging revenue of $315,000 in the year ended June 30, 1999, compared to the year ended June 30, 1998, is due to a decrease in hotel occupancy from 83.3%, or 285,000 room nights to 76.4% or 254,000 room nights. The average daily room rate increased by over 8% to approximately $34 in fiscal 1999 from $31 in fiscal 1998. In early April 1999, the Company discontinued the use of 102 older motel rooms, which were subsequently razed, leaving 836 tower hotel rooms available for use.

     The decrease in gaming revenue of $14.2 million, in fiscal 1999 versus fiscal 1998, is a result of a decrease in gaming revenue from the Copa Casino of approximately $12.0 million and a decrease from the Sands Regency, primarily slot revenue, of $2.1 million. The decrease in gaming revenue in Reno is primarily due to a decrease in hotel occupancy. For the year ended June 30, 1999, casino gaming revenue per occupied room increased to approximately $75.50 from $72.80 in fiscal 1998.

 ................................................................................

     The decrease in food and beverage revenue of $1.2 million, for the year ended June 30, 1999 versus the prior year, consists of a decrease from the Copa Casino of approximately $1.1 million and decrease at the Sands Regency of $111,000. Such decline at the Sands Regency is primarily due to the decline in hotel occupancy. Food revenue per occupied room increased from approximately $19 in fiscal 1998 to $21 in fiscal 1999 which improvement is due, in part, to the updating of food venues and increased menu prices.

     The decrease in other revenue of $347,000 consists of a decrease from the Sands Regency of approximately $178,000 and a decrease from the Copa Casino of $169,000. The decrease from the Sands Regency is composed of a decline in various ancillary revenues. Approximately $58,000 of the $108,000 decrease in other costs and expenses is due to the decrease in related revenue from the Sands Regency. The remaining decrease in other costs and expenses of $50,000 is attributable to the Copa Casino.

     The decrease in complimentary lodging, food and beverage, deducted from revenue, of $405,000 is principally attributable to the Copa Casino.

     The decrease in gaming costs and expenses of $7.1 million in the twelve months ended June 30, 1999, compared to the twelve months ended June 30, 1998, consists of a decline from the Copa Casino of $5.9 million and a decline from the Sands Regency of $1.2 million. The decrease at the Sands Regency consists of decreases due to reduced gaming revenues and as a result of increased efficiencies due to improved operating practices and methods. Such decrease includes a decrease in salaries, wages and benefits of approximately $632,000.

     The decrease in lodging costs and expenses of $754,000 in fiscal 1999, compared to fiscal 1998, consists of a decrease in salaries, wages and benefits of approximately $579,000 and a decrease in various other costs and expenses of $175,000. Such declines are due to the decline in hotel occupancy and to improved efficiencies at the Sands Regency.

     The decrease in food and beverage costs and expenses of $1.2 million, in the current year compared to the prior year, consists of a decrease from the Copa Casino of approximately $1.1 million and a decrease at the Sands Regency of approximately $177,000. The decline at the Sands Regency is primarily attributable to a decrease in restaurant operating costs and expenses resulting in an improved restaurants profit margin.

     The decrease in maintenance and utilities costs and expenses of $1.3 million consists of decreases from the Copa Casino of $925,000 and from the Sands Regency of approximately $339,000. The decrease at the Sands Regency consists of decreases in utility costs, repair costs and various other costs and expenses of $128,000, $111,000 and $100,000, respectively. Such decreases are due, in part, to the decrease in hotel occupancy and improvements in operating efficiencies.

     The decrease in general and administrative costs and expenses of $4.2 million consists of a decrease from the Copa Casino of approximately $4.4 million and increases from the Sands Regency and The Sands Regent of approximately $58,000 and $132,000, respectively. The slight increase at the Sands Regency is primarily due to an increase in advertising and promotional costs and expenses of $568,000 as offset by decreases in salaries, wages and benefits of approximately $442,000 and in various other costs and expenses. The increase in advertising and promotional costs and expenses is due to the

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
 ................................................................................

implementation of new print, billboard and radio advertising campaigns in the Reno and Northern California market areas and expanded in-house promotional programs. The decreases in salaries, wages and benefits, and in various other costs and expenses, are due, in part, to improved operating methods and practices.

     The decrease in depreciation and amortization expense of $646,000, in fiscal 1999 versus fiscal 1998, is primarily attributable to the Copa Casino.

     The decrease in interest and other expense of $685,000 consist of a decline from the Sands Regency of $258,000 and a decrease relative to the Copa Casino operation of $427,000. The decrease from the Sands Regency is due to a lower effective overall interest rate on reduced long-term debt.

     The loss on razing of buildings and related lease terminations costs in fiscal 1999 includes the write-off of the undepreciated basis of 102 motel rooms in low-rise buildings and other structures primarily rented to third parties, and certain costs related to the early termination of a lease located in the rental structure. Such structures were 30 to 35 years old and are being replaced with a paved open area utilized for parking and special events/promotions.

     The effective income tax rate for the twelve months ended June 30, 1999 is different from the statutory rate due to certain items, primarily attributable to the Copa Casino, that are not deductible for federal income tax purposes.

     As is true for other hotel/casinos in the Reno area, demand for the Company's facilities declines in the winter. Due to lower room rates and a lower level of gaming play per occupied room, operating margins and, to a lesser extent, revenues are lower during the second and third fiscal quarters. The Sands Regency has not historically been affected as severely as many other hotel/casinos in the Reno area because the Company attracts high levels of group business during that period. This group business and the Company's flexible pricing strategy have historically enabled the Company to maintain relatively high levels of hotel occupancy. Management anticipates that the trend of experiencing lower operating margins in the second and third quarters of each fiscal year will continue.

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

 ................................................................................

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

     The increase in food and beverage revenue of $638,000, in fiscal 1998 compared to fiscal 1997, includes an increase in restaurant revenue at the Sands Regency of approximately $472,000 and an increase at the Copa Casino of $174,000. At the Sands Regency, food revenue per occupied room increased from approximately $17 in the fiscal 1997 to $19 in fiscal 1998. This increase is partially attributable to improvements and upgrades to the Sands Regency's restaurant facilities. The increase in restaurant revenue at the Copa Casino, partially offset by a decrease in Copa Casino beverage revenue, is due to the Copa's operation of a buffet restaurant in fiscal 1998. Previously operated by a third party through May 1997, the buffet restaurant was subsequently eliminated in July 1998 due to low customer counts and high operating costs.

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

     The increase in general and administrative costs and expenses of $77,000, in the year ended June 30, 1998 compared to the year ended June 30, 1997, consists principally of a decrease from the Copa Casino of approximately $189,000 and an increase from the Sands Regency of approximately $266,000. The decrease from the Copa Casino is attributable to a decrease in advertising and promotional costs of approximately $412,000. This decrease was partially offset by an increase in legal and professional costs of $183,000. The decrease in direct advertising and promotional costs is due, in part, to the implementation of the slot player's club which includes various promotional costs that supercede some prior promotional programs. The increase in legal and professional costs is related to the legal actions with the State Port of Mississippi at Gulfport which culminated in a trial in October 1997.

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

     The increase in interest expense of $507,000 is primarily attributable to the Sands Regency. It includes the write-off of unamortized loan fees of approximately $138,000, due to the amendment of the Sands Regency's bank debt effective January 31, 1998, and the non-recurrence of approximately

 ................................................................................

$77,000 in interest expense capitalized into property and equipment for projects undertaken in fiscal 1997. It also includes an increase in interest expense due to an increase in the interest rate to a default rate of interest of prime plus three percent in the six months preceeding the January 1998 amendment. The amended loan agreement presently specifies an interest rate of prime plus one and one-half percent.

CAPITAL RESOURCES AND LIQUIDITY

     Cash, cash equivalents and short-term investments decreased from $9.5 million at June 30, 1998 to $5.6 million at June 30, 1999. Approximately $3.3 million of this decrease was due to cash retained by the former subsidiaries. Cash and cash equivalents provided from operating activities for the years ended June 30, 1999, 1998 and 1997 was $2.3 million, $3.0 million and $3.3 million, respectively. In fiscal 1999, cash was generated through the issuance of long-term debt of approximately $239,000. In fiscal 1998, the Company received cash of approximately $1.2 million as a result of the early repayment of a note receivable which was not otherwise due to be paid until fiscal 1999. In fiscal 1997, cash was also generated through the issuance of long-term debt of $498,000 and from the sale of non-hotel/casino properties located in Reno, Nevada of $475,000. The Company's short-term investments, which generally mature in one year or less, represent temporarily invested cash funds which are generally readily convertable to cash.

     Uses of cash included the Company's payments of long-term debt of $862,000, $731,000 and $4.9 million in fiscal 1999, 1998 and 1997, respectively. Cash was also utilized for the acquisition of property and equipment in the amounts of $1.7 million, $2.0 million and $3.1 million in the years ended June 30, 1999, 1998 and 1997, respectively. The property and equipment acquisition amounts, for the years indicated, represent primarily furniture, fixtures and equipment replacements and additions. In fiscal 1999, $500,000 of cash from the former subsidiaries was deposited into an escrow as security for certain representations and warranties by the Company which was subsequently released to the Company in July 1999.

     At June 30, 1999, the Company believes that its cash funds and cash generated from operations, coupled with the refinancing of its existing bank debt, will be sufficient to meet its needs for the next fiscal year. The Company generally invests its excess cash in securities which are readily marketable and that are not subject to significant market value fluctuations.

     The Company's working capital declined to a deficit of approximately $4.2 million at June 30, 1999 primarily as a result of the reclassification to current of approximately $10.4 million of long-term debt due to its bank. Such decrease was partially offset by the sale of Patrician, Inc., Gulfside Casino, Inc. and Artemis, Inc., which included the 100% ownership interest in the Copa Casino ("former subsidiaries") to third parties in December 1998 as further discussed in Note 3 to the Company's Consolidated Financial Statements. Such former subsidiaries had a deficit working capital at the date of sale of approximately $9.6 million. The long-term bank debt is due in full in January 2000 and the Company is presently in discussions to refinance such obligation.

     Future expansion plans for the Reno facility will be considered based upon future market conditions, available financial resources and the need to add hotel rooms and other major facilities.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
 ................................................................................

     Inflation has had only a slight impact on the Company's operating results. Cost and expense increases have generally been passed on to the customers through moderate price increases, higher table limits and upgraded lot machine denominations.

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

     The Company has undertaken a study and assessment of its Y2K Systems and Components in order to determine the impact of the Y2K Problem on such Y2K Systems and Components. This study and evaluation includes specifically identifying those Y2K Systems and Components utilized by the Company that may be non-Y2K compliant, evaluating necessary corrective actions and implementing corrective actions, including appropriate testing, so as to minimize the impact of the Y2K Problem on the Company. Corrective actions may include software or hardware modifications or the replacement of Y2K Systems and Components that are non-Y2K compliant. The Company's Y2K study and assessment has also been, and will be, utilized with respect to those Y2K Systems and Components that may be subsequently acquired by the Company with greater reliance given to third party representations.

     The Company has generally completed the identification, evaluation and corrective actions phases which includes internal reviews and testing as well as inquires to third parties supplying or maintaining Y2K Systems. The implementation phase is also in progress and is anticipated to be significantly completed by October 1999. Certain additional follow-up testing is also anticipated to take place and will continue through the second quarter of fiscal 2000.

     The Company has also undertaken a more limited study and assessment of the Y2K Problem with respect to third party vendors, suppliers, customers and other business associates. Such study and assessment is directed toward third parties that have a material relationship with the Company or may materially affect the Company's operations such as major customers and suppliers, financial institution and communications providers. The scope of such limited study and assessment has been limited, by necessity, to appropriate inquiries of such third parties. The Company believes, based on the wide attention that the Y2K Problem has received, the relative size and prominence of certain third parties and the preliminary information received, to date, from select third parties, that the impact of the Y2K Problem on such third parties will not have a material affect on the Company's operations. The Company has generally completed the study and assessment of the Y2K Problem relative to its material third party vendors, suppliers, customers and other business associates and will continue to follow up on incomplete and failed responses.

     The Company has, and will, utilize both internal and external resources to achieve Y2K compliance which will include modifying certain Y2K Systems and Components and replacing others. The Company presently estimates that the remaining costs to assure material Y2K compliance will be less than

 ................................................................................

$100,000, to be incurred over the next 6 months. Such estimate is based upon the Company's study and assessment and is subject to modification as conditions change or more information is obtained. There can be no guarantee that this estimate will be achieved and actual results could materially differ from the estimate. Costs to date have been immaterial.

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

THE SANDS REGENT
CONSOLIDATED BALANCE SHEETS
 ................................................................................

JUNE 30, 1999 AND 1998

                                                                 1999           1998
                                                              -----------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 5,540,120    $ 9,203,443
  Short-term investments....................................       10,000        250,000
  Accounts receivable, less allowance for possible losses of
     $27,000 and $72,000....................................    1,095,966        549,613
  Note receivable, sale of subsidiaries -- current..........      180,000        --
  Inventories...............................................      483,086        579,016
  Federal income tax refund receivable......................      300,001        687,269
  Prepaid expenses and other assets.........................    1,214,734      1,416,625
                                                              -----------    -----------
          Total current assets..............................    8,823,907     12,685,966
                                                              -----------    -----------
Property and equipment:
  Land......................................................    8,092,923      8,092,923
  Buildings, ship and improvements..........................   35,751,549     45,941,607
  Equipment, furniture and fixtures.........................   18,508,036     25,654,167
  Construction in progress..................................      767,816        509,247
                                                              -----------    -----------
                                                               63,120,324     80,197,944
  Less accumulated depreciation and amortization............   30,125,978     34,551,822
                                                              -----------    -----------
       Property and equipment, net..........................   32,994,346     45,646,122
                                                              -----------    -----------
Other assets:
  Deferred federal income tax asset.........................      --             258,752
  Note receivable, sale of subsidiaries, net................    1,741,473        --
  Other.....................................................      135,098        310,473
                                                              -----------    -----------
          Total other assets................................    1,876,571        569,225
                                                              -----------    -----------
                                                              $43,694,824    $58,901,313
                                                              ===========    ===========

---------------
 See notes to consolidated financial statements.

 ................................................................................

                                                                  1999            1998
                                                              ------------    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    814,261    $  1,927,356
  Accrued salaries, wages and benefits......................       853,676       2,006,096
  Other accrued expenses....................................       270,452       2,049,138
  Deferred federal income tax liability.....................       299,404         275,541
  Current maturities of long-term debt......................    10,752,496       6,764,949
                                                              ------------    ------------
          Total current liabilities.........................    12,990,289      13,023,080
Long-term debt..............................................       490,980      14,643,172
Deferred federal income tax liability.......................       369,786              --
                                                              ------------    ------------
          Total liabilities.................................    13,851,055      27,666,252
                                                              ------------    ------------
Commitments and contingencies...............................            --              --
Stockholders' equity:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized, none issued................................            --              --
  Common stock, $.05 par value, 20,000,000 shares
     authorized, 6,898,722 shares issued....................       344,936         344,936
  Additional paid-in capital................................    13,073,803      13,073,803
  Retained earnings.........................................    38,783,492      40,171,157
                                                              ------------    ------------
                                                                52,202,231      53,589,896
  Treasury stock, at cost; 2,403,000 and 2,400,000 shares...   (22,358,462)    (22,354,835)
                                                              ------------    ------------
          Total stockholders' equity........................    29,843,769      31,235,061
                                                              ------------    ------------
                                                              $ 43,694,824    $ 58,901,313
                                                              ============    ============

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF OPERATIONS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 1999, 1998, 1997

                                                          1999           1998           1997
                                                       -----------    -----------    -----------
Operating revenues:
  Gaming.............................................  $28,789,544    $42,971,378    $42,484,575
  Lodging............................................    8,562,860      8,878,096      8,461,714
  Food and beverage..................................    7,309,831      8,547,651      7,910,110
  Other..............................................    1,340,969      1,687,505      1,545,345
                                                       -----------    -----------    -----------
                                                        46,003,204     62,084,630     60,401,744
  Less complimentary lodging, food and
     beverage included above.........................    2,468,164      2,873,400      2,874,795
                                                       -----------    -----------    -----------
                                                        43,535,040     59,211,230     57,526,949
                                                       -----------    -----------    -----------
Operating costs and expenses:
  Gaming.............................................   14,853,027     22,000,607     21,753,369
  Lodging............................................    4,097,428      4,851,303      4,918,433
  Food and beverage..................................    6,305,549      7,554,325      6,566,859
  Other..............................................      526,099        634,543        678,566
  Maintenance and utilities..........................    4,642,598      5,906,916      5,658,004
  General and administrative.........................    9,746,135     13,977,577     13,901,048
  Depreciation and amortization......................    3,406,570      4,052,727      3,805,522
                                                       -----------    -----------    -----------
                                                        43,577,406     58,977,998     57,281,801
                                                       -----------    -----------    -----------
Income (loss) from operations........................      (42,366)       233,232        245,148
                                                       -----------    -----------    -----------
Other income (deductions):
  Interest and other income..........................      320,482        345,936        420,490
  Interest expense...................................   (1,747,990)    (2,433,271)    (1,926,378)
  Loss on razing of buildings and related lease
     termination costs...............................     (479,348)            --             --
                                                       -----------    -----------    -----------
                                                        (1,906,856)    (2,087,335)    (1,505,888)
                                                       -----------    -----------    -----------
Loss before income taxes.............................   (1,949,222)    (1,854,103)    (1,260,740)
Income tax benefit...................................      561,557        634,881        498,928
                                                       -----------    -----------    -----------
Net loss.............................................  $(1,387,665)   $(1,219,222)   $  (761,812)
                                                       ===========    ===========    ===========
Net loss per share:
     Basic...........................................  $      (.31)   $      (.27)   $      (.17)
                                                       ===========    ===========    ===========
     Diluted.........................................  $      (.31)   $      (.27)   $      (.17)
                                                       ===========    ===========    ===========
Weighted average shares outstanding..................    4,497,703      4,498,722      4,498,722
                                                       ===========    ===========    ===========

---------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 1999, 1998, 1997

                             COMMON STOCK       ADDITIONAL                       TREASURY STOCK
                         --------------------     PAID-IN      RETAINED     ------------------------
                          SHARES      AMOUNT      CAPITAL      EARNINGS      SHARES        AMOUNT         TOTAL
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, July 1,
  1996.................  6,898,722   $344,936   $13,073,803   $42,152,191   2,400,000   $(22,354,835)  $33,216,095
Net loss...............         --         --            --      (761,812)         --             --      (761,812)
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  1997.................  6,898,722    344,936    13,073,803    41,390,379   2,400,000    (22,354,835)   32,454,283
Net loss...............         --         --            --    (1,219,222)         --             --    (1,219,222)
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  1998.................  6,898,722    344,936    13,073,803    40,171,157   2,400,000    (22,354,835)   31,235,061
Net loss...............         --         --            --    (1,387,665)         --             --    (1,387,665)
Purchase of Company
  Common Stock.........         --         --            --            --       3,000         (3,627)       (3,627)
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
BALANCES, JUNE 30,
  1999.................  6,898,722   $344,936   $13,073,803   $38,783,492   2,403,000   $(22,358,462)  $29,843,769
                         =========   ========   ===========   ===========   =========   ============   ===========

---------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF CASH FLOWS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 1999, 1998, 1997

                                                               1999          1998          1997
                                                            -----------   -----------   ----------
Operating activities:
  Net loss................................................  $(1,387,665)  $(1,219,222)  $ (761,812)
  Adjustments to reconcile net loss to net cash provided
     by operating activities:
       Depreciation and amortization......................    3,406,570     4,052,727    3,805,522
       Loss on disposal of property and equipment.........      460,243        73,792       15,341
       (Increase) decrease in accounts receivable.........       41,033      (131,595)     (18,000)
       Decrease in inventories............................        1,942        15,174      149,176
       (Increase) in prepaid expenses and other current
          assets..........................................     (197,335)      (73,400)    (317,837)
       Decrease in other assets...........................       80,177        26,400      128,420
       Increase (decrease) in accounts payable............      272,988      (862,089)     207,268
       Increase (decrease) in accrued salaries, wages and
          benefits........................................     (645,142)      190,255      128,909
       Increase in other accrued expenses.................      367,255       357,581      315,456
       Change in federal income taxes
          payable/receivable..............................      387,268       375,388     (921,288)
       Change in deferred federal income taxes............     (492,780)      199,540      590,688
       Decrease in other liability........................      --            --           (18,723)
                                                            -----------   -----------   ----------
Net cash provided by operating activities.................    2,294,554     3,004,551    3,303,120
                                                            -----------   -----------   ----------
Investing activities:
  Purchase of short-term investments......................      --            --           (50,000)
  Sale and maturity of short-term investments.............       10,000       --            --
  Payments received on note receivable....................      --          1,237,156        7,107
  Down payment on sale of subsidiaries held in escrow and
     reflected in accounts receivable.....................     (500,000)      --            --
  Payments received on note receivable, sale of
     subsidiaries, net....................................       96,343       --            --
  Cash retained by former subsidiary companies upon
     sale.................................................   (3,276,839)      --            --
  Additions to property and equipment.....................   (1,683,863)   (1,995,750)  (3,105,448)
  Proceeds from sale of property, equipment and other
     assets...............................................       32,369        44,650      501,490
                                                            -----------   -----------   ----------
Net cash used in investing activities.....................   (5,321,990)     (713,944)  (2,646,851)
                                                            -----------   -----------   ----------

---------------
See notes to consolidated financial statements.

 ................................................................................

                                                               1999          1998         1997
                                                            -----------   ----------   -----------
Financing activities:
  Payment of accounts payable for prior year purchases of
     property and equipment...............................  $    (9,355)  $   --       $   --
  Issuance of long-term debt..............................      239,368       --           497,940
  Payments on long-term debt..............................     (862,273)    (730,845)   (4,867,508)
  Purchase of Company common stock........................       (3,627)      --           --
                                                            -----------   ----------   -----------
Net cash used in financing activities.....................     (635,887)    (730,845)   (4,369,568)
                                                            -----------   ----------   -----------
Increase (decrease) in cash and cash equivalents..........   (3,663,323)   1,559,762    (3,713,299)
Cash and cash equivalents, beginning of year..............    9,203,443    7,643,681    11,356,980
                                                            -----------   ----------   -----------
Cash and cash equivalents, end of year....................  $ 5,540,120   $9,203,443   $ 7,643,681
                                                            ===========   ==========   ===========
Supplemental cash flow information:
  Net investment in subsidiaries converted to note
     receivable upon sale, net............................  $ 2,171,147   $   --       $   --
                                                            ===========   ==========   ===========
  Payments received on note receivable from sale of
     subsidiaries held in escrow and reflected in accounts
     receivable...........................................  $   153,330   $   --       $   --
                                                            ===========   ==========   ===========
  Property and equipment acquired by accounts payable.....  $   --        $   76,914   $   223,977
                                                            ===========   ==========   ===========
  Property and equipment acquired by long-term debt.......  $   --        $   --       $   903,227
                                                            ===========   ==========   ===========
  Property and equipment acquired by conversion of other
     assets...............................................  $   --        $   --       $   400,000
                                                            ===========   ==========   ===========
  Interest paid, net of amount capitalized................  $ 1,534,329   $2,026,378   $ 1,594,085
                                                            ===========   ==========   ===========
  Federal income taxes paid...............................  $   300,000   $   --       $   --
                                                            ===========   ==========   ===========

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 1999, 1998, 1997

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation and basis of presentation

     The consolidated financial statements include the accounts of The Sands Regent and its wholly-owned subsidiaries Zante, Inc. ("Zante"), and, through December 23, 1998, its wholly owned subsidiaries Patrician, Inc. ("Patrician"), Artemis, Inc. ("Artemis") and Gulfside Casino, Inc. ("GCI"), and their general partnership Gulfside Casino Partnership ("GCP") (together the "Company"). On December 23, 1998, the Company sold Patrician, GCI and Artemis, which are the sole partners in GCP, to unrelated third parties.

     All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Nature of operations

     The Company owns and operates The Sands Regency Hotel/Casino in Reno, Nevada and, through December 23, 1998, the Copa Casino in Gulfport, Mississippi which is owned and operated by GCP. The Company also owns and operates a slot route service with various locations in the general Reno area. The Company's operations are conducted in the hotel-casino industry and include gaming activities, hotel, restaurant and other related support facilities. Because of the integrated nature of these operations, the Company is considered to be engaged in one industry segment.

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

     The estimated costs of providing the complimentary services are as follows:

                                                       1999         1998         1997
                                                    ----------   ----------   ----------
Hotel.............................................  $  460,549   $  442,875   $  445,572
Food and beverage.................................   1,727,192    2,202,749    2,221,535
Other.............................................      31,204       55,192       51,843
                                                    ----------   ----------   ----------
                                                    $2,218,945   $2,700,816   $2,718,950
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

(e) Short-term investments

     The Company accounts for its short-term investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No.
115 -- "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that unrealized gains and losses on securities defined as "available-for-sale" be excluded from income and be reported in a separate component of stockholders' equity. Securities that the Company has the ability and positive intent to hold to maturity are classified as "held-to-maturity" and are reported at the lower of aggregate cost or market. As of June 30, 1999, the Company's short-term investments were not subject to the provisions of SFAS No. 115.

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

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

(j) Fair value of financial instruments

     The Company calculates the fair value of financial instruments and includes this additional information in the Company's Notes to Consolidated Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no additional disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved. It is estimated that the carrying amounts of the Company's financial instruments approximate fair value at June 30, 1999.

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

(l) Recent Pronouncements of the Financial Accounting Standards Board ("FASB")

     On June 30, 1998, the FASB issued SFAS No. 133 entitled "Accounting for Derivative Instruments and Hedging Activies". This statement establishes accounting and reporting standards for derivative instruments and hedging activities and is effective for fiscal years beginning after June 15, 2000. Management does not believe this new SFAS will have a material impact on the financial statements of the Company but because of the complexity of SFAS No. 133, the ultimate impact has not yet been determined.

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

(n) Reclassifications

     Certain reclassifications have been made to the 1998 consolidated financial statements to conform to the 1999 presentation.

 ................................................................................

NOTE 2 -- SHORT-TERM INVESTMENTS

     Short-term investments consist of certificates of deposit which are carried at cost, which approximates market.

NOTE 3 -- NOTE RECEIVABLE, SALE OF SUBSIDIARIES

     On December 23, 1998, the Company closed on an agreement selling all of its ownership interest in Patrician, GCI and Artemis, which included a 100% ownership interest in the Copa Casino, to two former GCI shareholders for $8.5 million. The agreement provided for an initial payment of $500,000, which was deposited into escrow, with the balance payable in monthly installment of $15,000 or 2% of the Copa's gross gaming revenues, whichever is greater. The payments held in escrow as security for certain representations and warranties aggregated $653,000 at June 30, 1999 and are included in accounts receivable on the consolidated balance sheet. Such amounts held in escrow, including earned interest, were released to the Company in July 1999.

     Upon consummation of the sales transaction, the Company's net investment in Patrician, GCI and Artemis was $2.2 million. This net $2.2 million investment was reclassified as a note receivable, net. The difference to the original $8.0 million face value of the note, after the initial $500,000 payment, represents an unrecognized gain of approximately $5.8 million. Such gain will be recognized by the Company as it receives subsequent payments after recovering the $2.2 million net investment. $180,000 of the note receivable, sale of subsidiaries is reflected as a current asset.

     The combined net assets of Patrician, GCI, Artemis and GCP sold by the Company on December 23, 1998 consisted of the following:

Current assets..............................................  $  4,065,998
Property and Equipment, net.................................    10,439,417
Deferred tax benefit, non-current...........................     1,214,957
Other assets................................................        92,238
Current liabilities.........................................   (13,641,463)
                                                              ------------
                                                              $  2,171,147
                                                              ============

     The new owners of Patrician, GCI, Artemis and GCP have made certain claims that GCP had previously made payments for the benefit of the Company and are seeking to recover such payments. Preliminary discussions are in progress. Management believes that the claims are without merit and that the ultimate outcome will not have a material adverse affect on the Company.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                      June 30,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
Bank term loan; interest at prime plus 2.5% per annum from
  February 1, 1999 to maturity in January 2000, subject to a maximum of 14% per annum; at June 30, 1999, the interest
  rate was 10.25% per annum; monthly principal and interest
  payments of the greater of $120,000 or the monthly accrued interest from February 1, 1999 to maturity when the
  remaining balance is due in full; semi-annual principal
  payments due in the amount of average cash and cash
  equivalents in excess of $5.5 million for June and
  December of each year; secured by deeds of trust on all
  real property and otherwise collateralized by all
  furniture, fixtures, equipment and all other properties of
  the Company...............................................  $10,532,066   $10,849,143
Capital lease obligation; imputed interest at 8.6%; payable
  in monthly principal and interest payments in the amount
  of $26,794 over 60 months at which time a one dollar
  purchase option is exercisable; assets under the capital
  lease, with an original cost of $1,481,000 and accumulated depreciation of approximately $614,000 at June 30, 1999,
  are included in property and equipment and are being
  depreciated over their estimated useful lives.............      711,410       980,767
Contract payable by GCP to International Game Technology
  ("IGT"); principal and interest payments of $55,000,
  including interest at 10% per annum, due monthly
  commencing September 1, 1996 through August 1, 1999 at
  which time the remaining unpaid principal balance of $3.2
  million is due in full; secured by certain gaming
  equipment.................................................           --     3,537,143
Notes payable by GCI to former minority stockholders of GCI
  as issued pursuant to a settlement agreement in August
  1993; interest at 6% per annum and unpaid since May 1994;
  secured by GCI's ownership interest in GCP which is .006%
  at June 30, 1998; principal payments past due since 1994;
  in accordance with a Chancery Court judgement, as further
  discussed in Note 9, the entire principal balance, is due
  in full and is included in current maturities at June 30,
  1998......................................................           --     6,000,000
Other.......................................................           --        41,068
                                                              -----------   -----------
                                                               11,243,476    21,408,121
Less current maturities.....................................   10,752,496     6,764,949
                                                              -----------   -----------
Long-term portion...........................................  $   490,980   $14,643,172
                                                              ===========   ===========

     As discussed in Note 3, The Company closed on an agreement selling all of its ownership interest in Patrician, GCI and Artemis, which included a 100% ownership interest in GCP, on December 23, 1998. The long-term debt obligations due IGT and GCI above were included in such sale.

     The bank term loan, which was restructured effective January 31, 1998, requires the Company to comply with certain financial covenants, restricts future encumbrances and requires certain existing major shareholders of the Company to continue to hold a significant ownership interest in and to be involved in the management of the Company. The financial covenants include restrictions on investment activities and the sale or disposition of a significant portion of the Company's assets and also require

 ................................................................................

minimum capital expenditures in each fiscal year, subject to a maximum per fiscal year. The financial covenants additionally require that a minimum EBITDA (earnings before interest expense, taxes, depreciation and amortization, and any loss (gain) on the disposition of property and equipment inclusive of impairment write-offs) be maintained and restrict advances by Zante to the Company. The loan agreement also requires that no shareholder, other than the existing major shareholders, may own 20% or more of the issued and outstanding voting stock of the Company. The Company believes that it is in compliance with these covenants. The Company is also presently in discussions to refinance such obligation which comes due in January 2000.

     Long-term debt at June 30, 1999 is payable as follows:

                        YEAR ENDING
                          JUNE 30,                              AMOUNT
                        -----------                           -----------
  2000......................................................  $10,752,496
  2001......................................................      285,346
  2002......................................................      205,634
                                                              -----------
                                                              $11,243,476
                                                              ===========

     The Company entered into an interest rate swap agreement, effective April 1, 1994, to fix the variable interest rate due under the original, pre-restructured, bank term and revolving line of credit loan. Under such agreement, the Company pays the bank interest at a fixed rate of 6.25% per annum on the notional amount and the bank pays the Company interest at a variable rate (currently 5.06%) based on the London Interbank Offer Rate ("LIBOR") on the notional amount. The notional amount of the swap coincides with the original principal reduction schedule of the superceded bank term and revolving line of credit loan (currently $3.2 million) which will be fully amortized in April 2000. The notional amount may be reduced by the Company, in whole or in part, upon notice by the Company to the bank and a fair market settlement of such reduction between the parties. The fair value of the interest rate swap agreement is a liability of approximately $5,000 at June 30, 1999 which was based on estimated termination values. The interest rate swap, which is also secured by a deed of trust and all properties of the Company, is subject to market risk as interest rates fluctuate.

     Of the total interest expense of $1,926,000 in 1997, $97,000 has been capitalized into construction costs.

NOTE 5 -- STOCK OPTION AND STOCK INCENTIVE PLANS

     The Company's amended and restated stock option plan provides for the granting of incentive stock options, as well as non-qualified stock options, to executives and key employees. The plan also provides for the grant of non-qualified stock options to independent (non-employee) directors. With respect to grants of stock options to independent directors, the stock option plan provides for the automatic grant of options to purchase 7,500 shares to an independent director on each annual meeting date that such director continues to service. Further, the Board of Directors may grant an option to purchase up to 25,000 shares upon the appointment of a new independent director.

     The plan presently permits for the grant of options covering a maximum of 800,000 shares of the Company's common stock. The Company has reserved shares to cover these requirements. The plan will

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

continue until the year 2007, unless terminated earlier. Under the plan, the per share exercise price of an option cannot be less than 100% of the fair market value of the shares at date of grant or 110% of the fair market value in the case of incentive stock options granted to stockholders owning more than 10% of the outstanding common shares. The options generally vest 20% to 50% each year after grant for employees and vest in full in one year for grants to independent directors.

     Prior to the approval of an amendment to the Company's Stock Option Plan at the November 1998 annual shareholders' meeting, allowing for the grant of stock options to independent directors, the Board of Directors approved a non-qualified stock option grant in fiscal 1998 to a then newly appointed independent director to purchase 10,000 shares of common stock. Granted at fair market value, the option vested one year from the date of grant and is subject to a separate Non-Qualified Stock Option Agreement.

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

     The following table summarizes activity of the Company's stock option plans:

                                                                             WEIGHTED
                                                              NUMBER OF      AVERAGE
                                                               OPTIONS    EXERCISE PRICE
                                                              ---------   --------------
Options Outstanding
  Outstanding, July 1, 1996.................................   334,000        $ 4.71
                                                              --------        ------
  Outstanding, June 30, 1997................................   334,000          4.71
     Options granted........................................   404,000          1.83
     Options cancelled......................................  (318,000)        (4.77)
                                                              --------        ------
  Outstanding, June 30, 1998................................   420,000          1.90
     Options granted........................................   165,500          0.94
     Options cancelled......................................   (38,000)        (2.46)
                                                              --------        ------
  OUTSTANDING, JUNE 30, 1999................................   547,500        $ 1.57
                                                              ========        ======
Options Exercisable
  At June 30, 1997..........................................   122,000        $ 5.78
                                                              ========        ======
  At June 30, 1998..........................................    16,000        $ 3.50
                                                              ========        ======
  AT JUNE 30, 1999..........................................   228,000        $ 1.83
                                                              ========        ======

     At June 30, 1999, options to purchase 108,364 shares were available for grant under the stock option plan.

 ................................................................................

     The following table sets forth certain information with respect to incentive stock option grants outstanding at June 30, 1999:

                                               OPTIONS OUTSTANDING
                                       ------------------------------------    OPTIONS EXERCISABLE
                                                      WEIGHTED                ----------------------
                                                       AVERAGE     WEIGHTED                 WEIGHTED
              RANGE OF                                REMAINING    AVERAGE                  AVERAGE
              EXERCISE                   NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
               PRICES                  OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
              --------                 -----------   -----------   --------   -----------   --------
$ .88 to $1.19.......................    161,500      9.5 years     $0.93        --          $--
$1.81 to $2.25.......................    386,000      8.5 years      1.83       228,000       1.83
                                         -------      ---------     -----       -------      -----
$1.81 to $3.50.......................    547,500      8.8 years     $1.57       228,000      $1.83
                                         =======      =========     =====       =======      =====

     The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123-- "Accounting for Awards of Stock-Based Compensation" which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions where equity securities are issued for goods and services. It defines a fair value based method of accounting for an employee stock option, or similar equity instrument, and encourages such method of accounting for all employee stock compensation plans. As provided by SFAS No. 123, the Company has elected to continue to follow the provisions of APB Opinion No. 25-- "Accounting for Stock Issued to Employees" which measures compensation costs for employee stock compensation plans using the intrinsic value based method of accounting. Accordingly, no compensation cost has been recognized.

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

                                                                  June 30,
                                                   --------------------------------------
                                                      1999          1998          1997
                                                   -----------   -----------   ----------
Net income (loss):
  As reported....................................  $(1,387,665)  $(1,219,222)   $(761,812)
  Pro forma......................................   (1,537,665)   (1,322,397)    (888,768)
Net income (loss) per share:
  As reported, Basic and diluted.................       $(0.31)       $(0.27)      $(0.17)
  Pro forma, Basic and diluted...................        (0.34)        (0.29)       (0.20)
Weighted average assumptions:
  Expected stock price volatility................        100.0%        100.0%          --
  Risk-free interest rate........................          4.6%          6.3%          --
  Expected option lives..........................    2.2 YEARS     2.3 years           --
  Estimated fair value of options granted........        $0.52         $1.06           --

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

NOTE 6 -- FEDERAL INCOME TAXES

     The Company's income tax (provision) benefit consists of the following:

                                                        1999       1998         1997
                                                      --------   ---------   ----------
Current.............................................  $ 68,776   $ 834,421   $1,089,616
Deferred............................................   492,781    (199,540)    (590,688)
                                                      --------   ---------   ----------
                                                      $561,557   $ 634,881   $  498,928
                                                      ========   =========   ==========

     The Company's effective tax rate differs from the federal statutory rate as follows:

                                                              1999      1998      1997
                                                              -----     -----     -----
Federal statutory tax rate..................................  (35.0)%   (35.0)%   (35.0)%
Surtax exemption............................................    1.0       1.0       1.0
Tax effect of tax-free interest income......................   (0.1)     (0.2)     (3.0)
General business credits....................................   (1.7)     (2.0)     (2.3)
Other.......................................................    7.0       2.0      (0.3)
                                                              -----     -----     -----
                                                              (28.8)%   (34.2)%   (39.6)%
                                                              =====     =====     =====

     The components of the Company's net deferred federal income tax asset (liability) are as follows at June 30:

                                                                 1999           1998
                                                              -----------    -----------
Deferred tax assets:
     License acquisition costs..............................  $        --    $ 1,419,009
     Pre-opening costs......................................           --         43,046
     Net operating loss & credit carryforwards..............      356,463             --
     Alternative minimum tax credit.........................    1,620,127      1,670,777
     Accrued expenses.......................................       72,930        147,993
     Deferred gain..........................................      410,094             --
     Other..................................................       30,979         38,650
                                                              -----------    -----------
                                                                2,490,593      3,319,475
                                                              -----------    -----------
  Deferred tax liabilities:
     Property and equipment.................................   (2,756,470)    (2,859,429)
     Prepaid expenses.......................................     (394,015)      (455,725)
     Other..................................................       (9,298)       (21,110)
                                                              -----------    -----------
                                                               (3,159,783)    (3,336,264)
                                                              -----------    -----------
       Net deferred federal income tax liability............  $  (669,190)   $   (16,789)
                                                              ===========    ===========

     The Company has a March 31 tax year-end. The Company has a net operating loss carryforward of $1.1 million and a credit carryforward of $64,937 which can be used to offset future tax liabilities. Such net operating loss and credit carryforwards expire in 2019.

 ................................................................................

NOTE 7 -- EARNINGS PER SHARE

     Earnings Per Share are calculated in accordance with Financial Accounting Standards ("SFAS") No. 128 -- "Earnings Per Share" which was issued by the Financial Accounting Standards Board and became effective for periods ending after December 15, 1997. SFAS 128 provides for the reporting of "basic", or undiluted earnings per share, and "diluted" earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period, while diluted earnings per share reflects the additional dilution for all potentially dilutive securities, such as stock options. For each of the years ended June 30, 1999, 1998 and 1997, there were no outstanding convertible securities that would result in dilution of basic earnings per common share.

NOTE 8 -- CONTINGENCIES

     The Company is party to various legal actions, proceedings and pending claims arising in the normal conduct of business. Management believes that the final outcomes of these matters will not have a material adverse effect upon the Company's financial position and results of operations.

NOTE 9 -- CONDENSED QUARTERLY RESULTS (UNAUDITED)

                                              FIRST        SECOND         THIRD        FOURTH
                                             QUARTER       QUARTER       QUARTER       QUARTER
                                           -----------   -----------   -----------   -----------
1999
  OPERATING REVENUES.....................  $14,143,149   $13,208,098   $ 7,366,115   $ 8,817,680
  INCOME (LOSS) FROM OPERATIONS..........     (303,288)     (314,842)     (297,962)      873,726
  NET INCOME (LOSS)......................     (482,580)     (619,870)     (377,510)       92,295
  NET INCOME (LOSS) PER SHARE:
     BASIC...............................       $(0.11)       $(0.14)       $(0.08)        $0.02
     DILUTED.............................       $(0.11)       $(0.14)       $(0.08)        $0.02

1998
  Operating revenues.....................  $15,341,466   $13,510,048   $14,316,046   $16,043,670
  Income (loss) from operations..........      479,429    (1,436,957)      (48,833)    1,239,593
  Net income (loss)......................       28,509    (1,254,550)     (378,923)      385,742
  Net income (loss) per share:
     Basic...............................        $0.01        $(0.28)       $(0.08)        $0.09
     Diluted.............................        $0.01        $(0.28)       $(0.08)        $0.09

     In December 1998, the Company sold its 100% interest in subsidiaries which owned and operated the Copa Casino. The Condensed Quarterly Results included the operating results of the Copa Casino through the fiscal 1999 second quarter.

INDEPENDENT AUDITORS' REPORT
 ................................................................................

To the Board of Directors and
Shareholders of The Sands Regent:

     We have audited the accompanying consolidated balance sheets of The Sands Regent and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Sands Regent and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Reno, Nevada
August 6, 1999

 ................................................................................

 CORPORATE OFFICERS
Katherene Latham
  Chairman of the Board

Pete Cladianos, Jr.
  Vice Chairman of the Board

Ferenc B. Szony
  President and Chief Executive Officer

David R. Wood
  Executive Vice President,
  Treasurer and Chief Financial Officer

Patrick Bassney
  Vice President/General Manager,
  Sands Regency

Pete Cladianos III
  Secretary

 BOARD OF DIRECTORS
Katherene Latham(1)
  Chairman of the Board

Pete Cladianos, Jr.(1)
  Vice Chairman of the Board

Ferenc B. Szony
  President and Chief Executive Officer

David R. Wood
  Executive Vice President,
  Treasurer and Chief Financial Officer

Pete Cladianos III(1)
  Secretary

Jon N. Bengtson

Louis J. Phillips

Larry Tuntland

 PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
  Reno, Nevada

 SECURITIES COUNSEL
Latham & Watkins
  Costa Mesa, California

 TRANSFER AGENT & REGISTRAR
U.S. Stock Transfer Corporation
  Glendale, California

------------
(1) Standing for election to the Board of Directors at the November 1, 1999 Annual Meeting.

 FORM 10-K REPORT

     A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders without charge by writing to The Sands Regent, Attention: David R. Wood, 345 North Arlington Avenue, Reno, Nevada 89501.