Form 10-K, Exhibit 13
period 2000-06-30
SANDS REGENT
filed 2000-09-15
CIK 753899

                                                                      EXHIBIT 13
THE SANDS REGENT
SELECTED FINANCIAL DATA
 ................................................................................

FOR THE YEARS ENDED JUNE 30,

                                                  2000     1999(1)   1998(1)   1997(1)   1996(1)
                                                 -------   -------   -------   -------   -------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Operating revenues(2)........................  $36,376   $43,535   $59,211   $57,527   $59,072
  Income (loss) from operations................    2,881       (42)      233       245     4,192
  EBITDA(3)....................................    6,120     3,717     4,706     4,486     8,418
  Net income (loss)............................    1,491    (1,388)   (1,219)     (762)    2,042
  Net income (loss) per share:
       Basic...................................  $   .33   $  (.31)  $  (.27)  $  (.17)  $   .45
       Diluted.................................  $   .33   $  (.31)  $  (.27)  $  (.17)  $   .45
  Cash dividends per share.....................    --        --        --        --      $   .15

OPERATING DATA:
  Casino square footage(4).....................   29,000    27,000    51,000    51,000    51,000
  Number of slot machines(4)...................      665       686     1,459     1,409     1,407
  Number of hotel rooms(4)(5)..................      836       836       938       938       938
  Average hotel occupancy:
       Number of room nights...................  257,000   254,000   285,000   289,000   284,000
       Percentage(5)...........................     83.9%     76.4%     83.3%     84.3%     82.9%

BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
     investments(4)............................  $ 9.940   $ 5,550   $ 9,453   $ 7,894   $11,557
  Total assets(4)..............................   47,025    43,695    58,901    61,053    64,311
  Long-term debt(4)............................   10,205       491    14,643     4,658    14,816
  Total stockholders' equity(4)................   31,337    29,844    31,235    32,454    33,216

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

(3) "EBITDA" consists of net income plus interest expense, income taxes, depreciation and amortization, and any loss (gain) on the disposition of property and equipment inclusive of impairment write-offs.

(4) Information presented as of the end of the period.

(5) In April 1999, the Company discontinued the use of 102 older motel rooms which were razed.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
 ................................................................................

RESULTS OF OPERATIONS

     The Company sold Patrician, GCI and Artemis, including the Copa Casino, to unrelated third parties on December 23, 1998. The Company's consolidated statements of operations and cash flows include the operating results of such companies through this date. Management's Discussion and Analysis of Financial Condition and Results of Operations will be directed at continuing operations with only general and otherwise pertinent information provided regarding operating results for the companies sold.

COMPARISON OF 2000 TO 1999

     For the year ended June 30, 2000, income from operations increased to $2.9 million as compared to a loss from operations of $42,000 for the year ended June 30, 1999. For the same comparable periods, revenues decreased to $36.4 million from $43.5 million. The increase in income from operations is primarily attributable to improved operating results at the Sands Regency. The decrease in revenues is due to the elimination of revenues from the Copa Casino of $11.5 million. Such decrease was partially offset by a $4.3 million increase in revenues from the Sands Regency, an increase of 13%.

     The Company had net income for the year ended June 30, 2000 of $1.5 million, or income per share (basic and diluted) of $.33, as compared to a net loss of $1.4 million, or loss per share of $.31, in the year ended June 30, 1999. This $2.9 million improvement in net income includes the elimination of the prior year net loss from the Copa Casino of $294,000 and improved net income from the Sands Regency from a net loss of $1.1 million in fiscal 1999 to net income of $1.5 million in fiscal 2000.

     Earnings before depreciation, interest expense, gain/(loss) and taxes (EBITDA) also improved from $3.7 million in the year ended June 30, 1999 to $6.1 million in the year ended June 30, 2000. At the Sands Regency, EBITDA doubled from approximately $3.1 million in fiscal 1999 to $6.1 million in fiscal 2000.

     The improvements in revenue, income from operations, net income and EBITDA at the Sands Regency are a result of improved gaming revenues and the continued positive effect of improved methods of operations and increased efficiencies implemented in fiscal 1999. During the last four months of fiscal 2000, the Company was positively impacted by a major city-wide bowling event. Every two out of three years, the City of Reno hosts a major mens' or womens' bowling event which starts in February or March and ends in June or July. Fiscal 2000 and 2001 are the two out of three years when such major bowling event has or will take place in Reno. 1999 was the one year out of three in which such a major bowling event was not held in Reno.

     The increase in lodging revenue to $8.7 million in the year ended June 30, 2000, from $8.6 million in the year ended June 30, 1999, is due to an increase in occupancy. Hotel occupancy improved from approximately 254,000 room nights (76.4%) in fiscal 1999 to 257,000 room nights (83.9%) in fiscal 2000. For the same comparable periods, the average room rate was approximately the same at $34. In early April 1999, the Company discontinued the use of 102 older motel rooms which were razed.

     The $7.2 million decrease in gaming revenue, for the year ended June 30, 2000 versus the year ended June 30, 1999, consists of the elimination of gaming revenues from the Copa Casino of $10.9 million and increased gaming revenues from the Sands Regency of $3.7 million. At the Sands Regency, gaming revenues improved from $17.9 million to $21.6 million, a 21% increase. Such increase is attributable to an increase in casino gaming revenue per occupied room. Casino revenue per occupied

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
 ................................................................................

room increased from approximately $68 to $82 which reflects, in part, increased gaming from non-hotel guests, primarily local residents. In order to attract non-hotel guests, the Company has added new games, including Bingo in February 2000, and has liberalized rules and payouts. The Company has also implemented various promotions to reward guest gaming activity.

     The decrease in food and beverage revenue of $507,000, in fiscal 2000 versus fiscal 1999, consists of a decrease from the Copa Casino of $917,000 which was partially offset by an increase at the Sands Regency of $410,000. Such increase at the Sands Regency is due to increased food revenue per occupied room which increased from approximately $21 in the the year ended June 30, 1999 to approximately $22 in the year ended June 30, 2000. Such improvement is due, in part, to the updating of food venues and menu prices and an increase in food and beverages provided to non-hotel guests.

     The slight decrease in other revenue of $29,000, from the year ended June 30, 1999 to the year ended June 30, 2000, includes the elimination of other revenue from the Copa Casino of $107,000 and an increase attributable to the Sands Regency of approximately $78,000. The increase at the Sands Regency consists primarily of improved gift shop retail sales.

     The decrease in complimentary lodging, food and beverage, deducted from revenue, of $464,000 is principally attributable to the elimination of the Copa Casino.

     The decrease in gaming costs and expenses of $5.0 million in fiscal 2000 compared to fiscal 1999 consists of a decrease from the Copa Casino of approximately $5.5 million and an increase from the Sands Regency of $504,000. The increase at the Sands Regency includes increases in bingo costs and expenses and slot route costs and expenses of $221,000 and $127,000, respectively. The Company commenced bingo operations in February 2000 and the increase in slot route costs and expenses is due to increased rental costs paid to slot route location owners. The remaining increase includes a decrease in salaries, wages and benefits of approximately $162,000 and increases in various other gaming cost and expenses primarily due to the associated increase in gaming revenue.

     The increase in lodging costs and expenses of $124,000 in the year ended June 30, 2000 compared to the year ended June 30, 1999 consists of a decrease in salaries, wages and benefits of approximately $70,000 as offset by an increase in various other costs and expenses of $194,000. Such increase is due, in part, to the increase in hotel occupancy.

     The decrease in food and beverage costs and expense of $362,000, from fiscal 1999 to fiscal 2000, consists of the elimination of costs and expenses from the Copa Casino of approximately $634,000 as offset by increased costs and expenses from the Sands Regency of $272,000. The increase in food and beverage costs and expenses is due to the increase in related revenue, various price increases and increases in various other operating costs.

     The decrease in maintenance and utilities costs and expenses of $1.6 million consists of the elimination of costs and expenses associated with the Copa Casino of $1.4 million and a decline from the Sands Regency of approximately $179,000. The decrease at the Sands Regency is primarily salaries, wages and benefits and utility costs and is, in part, a result of the continuing effect of improved efficiencies at the Sands Regency.

     The decrease in general and administrative costs and expenses of $2.8 million, in fiscal 2000 versus fiscal 1999, consists of a decrease from the Copa Casino of approximately $3.2 million as partially offset

 ................................................................................

by an increase from the Sands Regency of $529,000. The increase at the Sands Regency is due to increases in advertising and promotional costs and expenses and in incentive compensation. The increased advertising and promotional costs are due to expanded advertising efforts and in-house promotional programs to attract hotel and non-hotel guests.

     The decrease in depreciation and amortization expense of $521,000, in the year ended June 30, 2000 compared to the year ended June 30, 1999, is primarily attributable to the Copa Casino.

     The decrease in interest and other expense of $552,000 includes a decrease due to the elimination of the Copa Casino of $391,000 and a decrease at the Sands Regency of approximately $161,000. The decrease at the Sands Regency is primarily due to the elimination of prior accrued interest payable upon the successful refinancing of the Company's secured bank debt.

     The gain on disposition of property and equipment in fiscal 2000 is primarily due to an insurance recovery on the fire loss of a warehouse building and its contents. The loss on disposition of property and equipment in fiscal 1999 consists of the write-off of the undepreciated basis of 102 motel rooms and other low-rise buildings razed in fiscal 1999 and related lease terminations costs for the early termination of a lease located in such structure. Such structures were 30 to 35 years old and were replaced with a paved open area utilized for parking and special events/promotions.

     The effective income tax rate for the twelve months ended June 30, 2000 is different from the statutory rate due, in part, to the impact of certain tax credits that otherwise reduce income taxes for federal income tax purposes.

     As is true for other hotel/casinos in the Reno area, demand for the Company's facilities declines in the winter. Due to lower room rates and a lower level of gaming play per occupied room, operating margins and, to a lesser extent, revenues are lower during the second and third fiscal quarters. The Sands Regency has not historically been affected as severely as many other hotel/casinos in the Reno area because the Company attracts high levels of group business during that period. This group business and the Company's flexible pricing strategy have historically enabled the Company to bolster its hotel occupancy during seasonally slower periods. Further, the Company has also realized an increase in local gaming business which is not subject to as great a decline in winter months as the tourism business. Management anticipates that the trend of experiencing lower operating margins in the second and third quarters of each fiscal year will continue.

COMPARISON OF 1999 TO 1998

     For the year ended June 30, 1999, revenues decreased to $43.5 million from $59.2 million in the prior year and income from operations decreased from $233,000 to a loss from operations of $42,000. The decrease in revenues was due to the elimination of revenues from the Copa Casino of approximately $12.9 million and a decline in revenues at the Sands Regency from $34.9 million in fiscal 1998 to $32.1 million in fiscal 1999. The decrease in income from operations consisted of an increase from the Copa Casino of approximately $84,000 which was offset by a decrease from the Sands Regency of $359,000.

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

     The decline in Sands Regency revenues, income from operations and net income was attributable to a decline in hotel occupancy due, in part, to an overall softening in the Reno area market, a reduction in group business at the Sands Regency and the lack of a major city-wide bowling event. Every two out of three years, the City of Reno hosts a major mens' or womens' bowling event which starts in February and ends in July. Fiscal 1999 was the one year out of three in which such a major bowling event was not held in Reno. Revenues were also somewhat negatively impacted in the fourth quarter due to construction on the Company's premises which included the razing of 102 older motel rooms and other older buildings. Nonetheless, this decline in revenue was partially offset by reduced costs and expenses commencing primarily in the second quarter of fiscal 1999. Such decline in costs and expenses was due to improved efficiencies and methods of operations.

     The decrease in lodging revenue of $315,000 in the year ended June 30, 1999, compared to the year ended June 30, 1998, was due to a decrease in hotel occupancy from 83.3%, or 285,000 room nights to 76.4% or 254,000 room nights. The average daily room rate increased by over 8% to approximately $34 in fiscal 1999 from $31 in fiscal 1998. In early April 1999, the Company discontinued the use of 102 older motel rooms, which were subsequently razed, resulting in 836 tower hotel rooms available for use.

     The decrease in gaming revenue of $14.2 million, in fiscal 1999 versus fiscal 1998, was a result of a decrease in gaming revenue from the Copa Casino of approximately $12.0 million and a decrease from the Sands Regency, primarily slot revenue, of $2.1 million. The decrease in gaming revenue in Reno was primarily due to a decrease in hotel occupancy. For the year ended June 30, 1999, casino gaming revenue per occupied room increased to approximately $75.50 from $72.80 in fiscal 1998.

     The decrease in food and beverage revenue of $1.2 million, for the year ended June 30, 1999 versus the prior year, consisted of a decrease from the Copa Casino of approximately $1.1 million and a decrease at the Sands Regency of $111,000. Such decline at the Sands Regency was primarily due to the decline in hotel occupancy. Food revenue per occupied room increased from approximately $19 in fiscal 1998 to $21 in fiscal 1999 which improvement was due, in part, to the updating of food venues and increased menu prices.

     The decrease in other revenue of $347,000 consisted of a decrease from the Sands Regency of approximately $178,000 and a decrease from the Copa Casino of $169,000. The decrease from the Sands Regency was composed of a decline in various ancillary revenues. Approximately $58,000 of the $108,000 decrease in other costs and expenses was due to the decrease in related revenue from the Sands Regency. The remaining decrease in other costs and expenses of $50,000 was attributable to the Copa Casino.

     The decrease in complimentary lodging, food and beverage, deducted from revenue, of $405,000 was principally attributable to the Copa Casino.

     The decrease in gaming costs and expenses of $7.1 million in the twelve months ended June 30, 1999, compared to the twelve months ended June 30, 1998, consisted of a decline from the Copa Casino of $5.9 million and a decline from the Sands Regency of $1.2 million. The decrease at the Sands Regency consisted of decreases due to reduced gaming revenues and as a result of increased efficiencies due to

 ................................................................................

improved operating practices and methods. Such decrease included a decrease in salaries, wages and benefits of approximately $632,000.

     The decrease in lodging costs and expenses of $754,000 in fiscal 1999, compared to fiscal 1998, consisted of a decrease in salaries, wages and benefits of approximately $579,000 and a decrease in various other costs and expenses of $175,000. Such declines were due to the decline in hotel occupancy and to improved efficiencies at the Sands Regency.

     The decrease in food and beverage costs and expenses of $1.2 million, in the current year compared to the prior year, consisted of a decrease from the Copa Casino of approximately $1.1 million and a decrease at the Sands Regency of approximately $177,000. The decline at the Sands Regency was primarily attributable to a decrease in restaurant operating costs and expenses resulting in an improved restaurants profit margin.

     The decrease in maintenance and utilities costs and expenses of $1.3 million consisted of decreases from the Copa Casino of $925,000 and from the Sands Regency of approximately $339,000. The decrease at the Sands Regency consisted of decreases in utility costs, repair costs and various other costs and expenses of $128,000, $111,000 and $100,000, respectively. Such decreases were due, in part, to the decrease in hotel occupancy and improvements in operating efficiencies.

     The decrease in general and administrative costs and expenses of $4.2 million consisted of a decrease from the Copa Casino of approximately $4.4 million and increases from the Sands Regency and The Sands Regent of approximately $58,000 and $132,000, respectively. The slight increase at the Sands Regency was primarily due to an increase in advertising and promotional costs and expenses of $568,000 as offset by decreases in salaries, wages and benefits of approximately $442,000 and in various other costs and expenses. The increase in advertising and promotional costs and expenses was due to the implementation of new print, billboard and radio advertising campaigns in the Reno and Northern California market areas and expanded in-house promotional programs. The decreases in salaries, wages and benefits, and in various other costs and expenses, were due, in part, to improved operating methods and practices.

     The decrease in depreciation and amortization expense of $646,000, in fiscal 1999 versus fiscal 1998, was primarily attributable to the Copa Casino.

     The decrease in interest and other expense of $685,000 consisted of a decline from the Sands Regency of $258,000 and a decrease relative to the Copa Casino operation of $427,000. The decrease from the Sands Regency was due to a lower effective overall interest rate on reduced long-term debt.

     The loss on disposition of property and equipment in fiscal 1999 primarily included the razing and the write-off of the undepreciated basis of 102 motel rooms in low-rise buildings and other structures rented to third parties, and certain costs related to the early termination of a lease located in the rental structure. Such structures were 30 to 35 years old and were replaced with a paved open area utilized for parking and special events/promotions.

     The effective income tax rate for the twelve months ended June 30, 1999 was different from the statutory rate due to certain items, primarily attributable to the Copa Casino, that were not deductible for federal income tax purposes.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
 ................................................................................

CAPITAL RESOURCES AND LIQUIDITY

     Cash, cash equivalents and short-term investments increased from $5.6 million at June 30, 1999 to $9.9 million at June 30, 2000. Cash and cash equivalents provided from operating activities for the years ended June 30, 2000, 1999 and 1998 was $6.9 million, $2.3 million and $3.0 million, respectively. In addition to cash generated from operating activities, cash was also generated in fiscal 2000 from the maturity of short-term investments of $1.3 million, from the receipt of funds held in escrow relative to the December 1998 sale of subsidiaries of $653,000 and from payments on the note receivable from the sale of these former subsidiaries of $534,000. In fiscal 1999, cash was generated through the issuance of long-term debt of approximately $239,000. In fiscal 1998, the Company received cash of approximately $1.2 million as a result of the early repayment of a note receivable which was not otherwise due to be paid until fiscal 1999. The Company's short-term investments, which generally mature in one year or less, represent temporarily invested cash funds which are generally readily convertible to cash.

     Uses of cash included the Company's purchase of short-term investments of $1.9 million in fiscal 2000 and payments of long-term debt of $10.8 million, $862,000 and $731,000 in fiscal 2000, 1999 and 1998, respectively. $10 million of the long-term debt repayment in fiscal 2000 represented refinancing of bank debt which was otherwise due in full in fiscal 2000. Approximately $443,000 in cash was utilized in fiscal 2000 for the payment of costs relative to the long-term debt refinancing. Cash was also utilized for the acquisition of property and equipment in the amounts of $2.8 million, $1.7 million and $2.0 million in the years ended June 30, 2000, 1999 and 1998, respectively. The property and equipment acquisition amounts, for the years indicated, represent primarily furniture, fixtures and equipment replacements and additions. In fiscal 1999, $500,000 of cash from the former subsidiaries was deposited into an escrow which was subsequently released to the Company in July 1999.

     At June 30, 2000, the Company believes that its cash funds and cash generated from operations will be sufficient to meet its needs for the next fiscal year. The Company generally invests its excess cash in securities which are readily marketable and that are not subject to significant market value fluctuations.

     The Company's working capital improved to approximately $7.7 million at June 30, 2000 from a deficit of approximately $4.2 million at June 30, 1999. Such improvement was due to positive working capital generated from operations and the refinancing of approximately $10.0 million in long-term debt which was due in fiscal 2000 and was classified as a current liability at June 30, 1999.

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

YEAR 2000

     The Company completed all phases of its study and evaluation of its Y2K Systems and Components presently utilized by the Company prior to December 31, 1999 including inquiries and follow-up with material third party vendors. Appropriate corrective actions, as necessary, were also undertaken. Upon the change in date to the year 2000, the Company did not experience any significant issues or adverse

 ................................................................................

conditions relative to its Y2K Systems and Components nor was it adversely impacted by potential Y2K failures experienced by third party vendors.

     The cost to the Company to assure Y2K compliance, including remediation efforts, was insignificant and did not materially affect the Company's financial condition. The Company believes that there is a minimal probability of future material adverse impacts relative to potential failures of its Y2K Systems and Components and has discontinued further Y2K compliance efforts including the need to develop contingency plans.

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

THE SANDS REGENT
CONSOLIDATED BALANCE SHEETS
 ................................................................................

JUNE 30, 2000 AND 1999

                                                                         2000               1999
                                                                      -----------        -----------
ASSETS
Current assets:
  Cash and cash equivalents........................................   $ 9,186,487        $ 5,540,120
  Short-term investments...........................................       753,201             10,000
  Accounts receivable, less allowance for possible losses of
     $21,000 and $27,000...........................................       507,175          1,095,966
  Note receivable, sale of subsidiaries............................       180,000            180,000
  Inventories......................................................       630,562            483,086
  Federal income tax refund receivable.............................       --                 300,001
  Prepaid expenses and other assets................................     1,041,934          1,214,734
                                                                      -----------        -----------
          Total current assets.....................................    12,299,359          8,823,907
                                                                      -----------        -----------
Property and equipment:
  Land.............................................................     8,486,668          8,092,923
  Buildings and improvements.......................................    37,306,906         35,751,549
  Equipment, furniture and fixtures................................    18,150,063         18,508,036
  Construction in progress.........................................       214,352            767,816
                                                                      -----------        -----------
                                                                       64,157,989         63,120,324
  Less accumulated depreciation and amortization...................    31,027,361         30,125,978
                                                                      -----------        -----------
       Property and equipment, net.................................    33,130,628         32,994,346
                                                                      -----------        -----------
Other assets:
  Note receivable, sale of subsidiaries, net.......................     1,207,893          1,741,473
  Other............................................................       454,132            135,098
                                                                      -----------        -----------
          Total other assets.......................................     1,662,025          1,876,571
                                                                      -----------        -----------
                                                                      $47,092,012        $43,694,824
                                                                      ===========        ===========

---------------
 See notes to consolidated financial statements.

 ................................................................................

                                                                        2000               1999
                                                                    ------------       ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................................     $  2,429,720       $    814,261
  Accrued salaries, wages and benefits.........................        1,391,858            853,676
  Other accrued expenses.......................................          190,685            270,452
  Federal income tax payable...................................          234,327            --
  Deferred federal income tax liability........................          130,794            299,404
  Current maturities of long-term debt.........................          262,997         10,752,496
                                                                    ------------       ------------
          Total current liabilities............................        4,640,381         12,990,289
Long-term debt.................................................       10,205,364            490,980
Deferred federal income tax liability..........................          909,494            369,786
                                                                    ------------       ------------
          Total liabilities....................................       15,755,239         13,851,055
                                                                    ------------       ------------
Commitments and contingencies..................................          --                 --
Stockholders' equity:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized, none issued...................................          --                 --
  Common stock, $.05 par value, 20,000,000 shares
     authorized, 6,900,722 and 6,898,722 shares issued.........          345,036            344,936
  Additional paid-in capital...................................       13,075,583         13,073,803
  Retained earnings............................................       40,274,616         38,783,492
                                                                    ------------       ------------
                                                                      53,695,235         52,202,231
  Treasury stock, at cost; 2,403,000 shares....................      (22,358,462)       (22,358,462)
                                                                    ------------       ------------
          Total stockholders' equity...........................       31,336,773         29,843,769
                                                                    ------------       ------------
                                                                    $ 47,092,012       $ 43,694,824
                                                                    ============       ============

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF OPERATIONS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 2000, 1999, 1998

                                                          2000           1999           1998
                                                       -----------    -----------    -----------
Operating revenues:
  Gaming.............................................  $21,612,684    $28,789,544    $42,971,378
  Lodging............................................    8,651,692      8,562,860      8,878,096
  Food and beverage..................................    6,803,139      7,309,831      8,547,651
  Other..............................................    1,312,238      1,340,969      1,687,505
                                                       -----------    -----------    -----------
                                                        38,379,753     46,003,204     62,084,630
  Less complimentary lodging, food and beverage
     included above..................................    2,004,147      2,468,164      2,873,400
                                                       -----------    -----------    -----------
                                                        36,375,606     43,535,040     59,211,230
                                                       -----------    -----------    -----------
Operating costs and expenses:
  Gaming.............................................    9,847,748     14,853,027     22,000,607
  Lodging............................................    4,221,314      4,097,428      4,851,303
  Food and beverage..................................    5,943,627      6,305,549      7,554,325
  Other..............................................      562,327        526,099        634,543
  Maintenance and utilities..........................    3,038,730      4,642,598      5,906,916
  General and administrative.........................    6,994,927      9,746,135     13,977,577
  Depreciation and amortization......................    2,885,950      3,406,570      4,052,727
                                                       -----------    -----------    -----------
                                                        33,494,623     43,577,406     58,977,998
                                                       -----------    -----------    -----------
Income (loss) from operations........................    2,880,983        (42,366)       233,232
                                                       -----------    -----------    -----------
Other income (deductions):
  Interest and other income..........................      352,600        352,916        419,728
  Interest expense...................................   (1,195,542)    (1,747,990)    (2,433,271)
  Gain (loss) on disposition of property and
     equipment and lease termination costs...........      124,429       (511,782)       (73,792)
                                                       -----------    -----------    -----------
                                                          (718,513)    (1,906,856)    (2,087,335)
                                                       -----------    -----------    -----------
Income (loss) before income taxes....................    2,162,470     (1,949,222)    (1,854,103)
Income tax (provision) benefit.......................     (671,346)       561,557        634,881
                                                       -----------    -----------    -----------
Net income (loss)....................................  $ 1,491,124    $(1,387,665)   $(1,219,222)
                                                       ===========    ===========    ===========
Net income (loss) per share, basic and diluted.......  $      0.33    $      (.31)   $      (.27)
                                                       ===========    ===========    ===========
Weighted average shares outstanding:
     Basic...........................................    4,496,747      4,497,703      4,498,722
                                                       ===========    ===========    ===========
     Diluted.........................................    4,568,007      4,497,703      4,498,722
                                                       ===========    ===========    ===========

---------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 2000, 1999, 1998

                             COMMON STOCK       ADDITIONAL                       TREASURY STOCK
                         --------------------     PAID-IN      RETAINED     ------------------------
                          SHARES      AMOUNT      CAPITAL      EARNINGS      SHARES        AMOUNT         TOTAL
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, July 1,
  1997.................  6,898,722   $344,936   $13,073,803   $41,390,379   2,400,000   $(22,354,835)  $32,454,283
Net loss...............         --         --            --    (1,219,222)         --             --    (1,219,222)
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  1998.................  6,898,722    344,936    13,073,803    40,171,157   2,400,000    (22,354,835)   31,235,061
Net loss...............         --         --            --    (1,387,665)         --             --    (1,387,665)
Purchase of Company
  Common Stock.........         --         --            --            --       3,000         (3,627)       (3,627)
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  1999.................  6,898,722    344,936    13,073,803    38,783,492   2,403,000    (22,358,462)   29,843,769
Net income.............         --         --            --     1,491,124          --             --     1,491,124
Issuance of Company
  Common Stock, Stock
  Options Exercised....      2,000        100         1,780            --          --             --         1,880
                         ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  2000.................  6,900,722   $345,036   $13,075,583   $40,274,616   2,403,000   $(22,358,462)  $31,336,773
                         =========   ========   ===========   ===========   =========   ============   ===========

---------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF CASH FLOWS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 2000, 1999, 1998

                                                              2000          1999          1998
                                                           -----------   -----------   -----------
Operating activities:
  Net income (loss)......................................  $ 1,491,124   $(1,387,665)  $(1,219,222)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation and amortization.....................    2,885,950     3,406,570     4,052,727
       (Gain) loss on disposal of property and
          equipment......................................     (124,429)      460,243        73,792
       (Increase) decrease in accounts receivable........      (64,539)       41,033      (131,595)
       (Increase) decrease in inventories................     (147,476)        1,942        15,174
       (Increase) decrease in prepaid expenses and other
          current assets.................................      172,800      (197,335)      (73,400)
       Decrease in other assets..........................      123,870        80,177        26,400
       Increase (decrease) in accounts payable...........    1,204,054       272,988      (862,089)
       Increase (decrease) in accrued salaries, wages and
          benefits.......................................      538,182      (645,142)      190,255
       Increase (decrease) in other accrued expenses.....      (79,767)      367,255       357,581
       Change in federal income taxes
          payable/receivable.............................      534,328       387,268       375,388
       Change in deferred federal income taxes...........      371,098      (492,780)      199,540
                                                           -----------   -----------   -----------
Net cash provided by operating activities................    6,905,195     2,294,554     3,004,551
                                                           -----------   -----------   -----------
Investing activities:
  Purchase of short-term investments.....................   (1,993,201)           --            --
  Sales and maturities of short-term investments.........    1,250,000        10,000            --
  Payments received on notes receivable..................      533,580        96,343     1,237,156
  Receipt of funds previously held in escrow and included
     in accounts receivable relative to sale of
     subsidiaries........................................      653,330            --            --
  Down payment on sale of subsidiaries held in escrow and
     reflected in accounts receivable....................           --      (500,000)           --
  Cash retained by former subsidiary companies upon
     sale................................................           --    (3,276,839)           --
  Additions to property and equipment....................   (2,814,181)   (1,683,863)   (1,995,750)
  Proceeds from sale of property, equipment and other
     assets..............................................      327,783        32,369        44,650
                                                           -----------   -----------   -----------
Net cash used in investing activities....................   (2,042,689)   (5,321,990)     (713,944)
                                                           -----------   -----------   -----------

---------------
See notes to consolidated financial statements.

 ................................................................................

                                                               2000          1999          1998
                                                           ------------   -----------   ----------
Financing activities:
  Payment of accounts payable for prior year purchases of
     property and equipment..............................  $         --   $    (9,355)  $       --
  Issuance of long-term debt.............................    10,000,000       239,368           --
  Payment of costs relative to issuance of long-term
     debt................................................      (442,904)           --           --
  Payments on long-term debt.............................   (10,775,115)     (862,273)    (730,845)
  Issuance of Company common stock.......................         1,880            --           --
  Purchase of Company common stock.......................            --        (3,627)          --
                                                           ------------   -----------   ----------
Net cash used in financing activities....................    (1,216,139)     (635,887)    (730,845)
                                                           ------------   -----------   ----------
Increase (decrease) in cash and cash equivalents.........     3,646,367    (3,663,323)   1,559,762
Cash and cash equivalents, beginning of year.............     5,540,120     9,203,443    7,643,681
                                                           ------------   -----------   ----------
Cash and cash equivalents, end of year...................  $  9,186,487   $ 5,540,120   $9,203,443
                                                           ============   ===========   ==========
Supplemental cash flow information:
  Net investment in subsidiaries converted to note
     receivable upon sale, net...........................  $         --   $ 2,171,147   $       --
                                                           ============   ===========   ==========
  Payments received on note receivable from sale of
     subsidiaries held in escrow and reflected in
     accounts receivable.................................  $         --   $   153,330   $       --
                                                           ============   ===========   ==========
  Property and equipment acquired by accounts payable....  $    411,405   $        --   $   76,914
                                                           ============   ===========   ==========
  Interest paid, net of amount capitalized...............  $  1,331,532   $ 1,534,329   $2,026,378
                                                           ============   ===========   ==========
  Federal income taxes paid..............................  $         --   $   300,000   $       --
                                                           ============   ===========   ==========

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 2000, 1999, 1998

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation and basis of presentation

     The consolidated financial statements include the accounts of The Sands Regent and its wholly-owned subsidiary Zante, Inc. ("Zante"), and, through December 23, 1998, its wholly owned subsidiaries Patrician, Inc. ("Patrician"), Artemis, Inc. ("Artemis") and Gulfside Casino, Inc. ("GCI"), and their general partnership Gulfside Casino Partnership ("GCP") (together the "Company"). On December 23, 1998, the Company sold Patrician, GCI and Artemis, which were the sole partners in GCP, to unrelated third parties.

     All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Nature of operations

     The Company owns and operates The Sands Regency Casino/Hotel in Reno, Nevada and, through December 23, 1998, the Copa Casino in Gulfport, Mississippi which was owned and operated by GCP. The Company also owns and operates a slot route service with various locations in the general Reno area. The Company's operations are conducted in the casino-hotel industry and include gaming activities, hotel, restaurant and other related support facilities. Because of the integrated nature of these operations, the Company is considered to be engaged in one industry segment.

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

     The estimated costs of providing the complimentary services are as follows:

                                                               2000            1999            1998
                                                            ----------      ----------      ----------
     Hotel.............................................     $  368,969      $  460,549      $  442,875
     Food and beverage.................................      1,383,996       1,727,192       2,202,749
     Other.............................................         35,108          31,204          55,192
                                                            ----------      ----------      ----------
                                                            $1,788,073      $2,218,945      $2,700,816
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

(e) Short-term investments

     The Company accounts for its short-term investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No.
115 -- "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that unrealized gains and losses on securities defined as "available-for-sale" be excluded from income and be reported in a separate component of stockholders' equity. As of June 30, 2000, substantially all of the Company's short-term investments are classified as available-for-sale.

(f) Inventories

     Inventories consist primarily of food, beverage and operating supplies and are stated at the lower of cost (determined on an average cost basis) or market.

(g) Property and equipment

     Property and equipment are stated at cost. Depreciation and amortization is computed primarily by the straight line method over the estimated useful lives of the assets. These lives range between 5 to 35 years for buildings and improvements and 5 to 20 years for equipment, furniture and fixtures. Assets sold or otherwise disposed of are removed from the property accounts and the resulting gains or losses are included in income.

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

(j) Fair value of financial instruments

     The Company calculates the fair value of financial instruments and includes this additional information in the Company's Notes to Consolidated Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no additional disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved. It is estimated that the carrying amounts of the Company's financial instruments approximate fair value at June 30, 2000.

(k) Concentrations of credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company maintains cash in bank accounts with balances, at times, in excess of federally insured limits. The Company has not experienced any losses in such accounts.

(l) Recent Pronouncements of the Financial Accounting Standards Board ("FASB") and the Securities and Exchange Commission ("SEC")

     On June 30, 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and hedging activities and is effective for fiscal years beginning after June 15, 2000. Management does not believe this new SFAS will have a material impact on the financial statements of the Company but because of the complexity of SFAS No. 133, the ultimate impact has not yet been determined.

     In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". SAB No. 101 clarifies existing accounting principles related to revenue recognition in financial statements. The Company is required to comply with the provisions of SAB No. 101 by the fourth quarter of 2001. Due to the nature of the Company's operations, management does not believe that SAB No. 101 will have a significant impact on the Company's financial statements.

(m) Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(n) Reclassifications

     Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements to conform to the 2000 presentation.

 ................................................................................

NOTE 2 -- SHORT-TERM INVESTMENTS

     Short-term investments at June 30, 2000 primarily consist of a government agency note carried at amortized cost, which approximates market and matures in August 2000.

NOTE 3 -- NOTE RECEIVABLE, SALE OF SUBSIDIARIES

     In December 1998, the Company closed an agreement selling all of its ownership interest in Patrician, GCI and Artemis, which included a 100% ownership interest in the Copa Casino, for $8.5 million. The agreement provided for an initial payment of $500,000 with the balance payable in monthly installments of the greater of $15,000 or 2% of the Copa's gross gaming revenues. The initial payment and monthly payments through June 30, 1999, aggregating $653,000, were held in escrow as security for certain representations and warranties and are included in accounts receivable on the consolidated balance sheet at June 30, 1999. Such amounts were released to the Company in July 1999.

     Upon consummation of the sales transaction, the Company's net investment in Patrician, GCI and Artemis was $2.2 million which was reclassified as a note receivable, net. The difference to the original $8.0 million face value of the note, after the initial $500,000 payment, represents an unrecognized gain of approximately $5.8 million. Such gain will be recognized by the Company as it receives subsequent payments after recovering the $2.2 million net investment. At June 30, 2000, the balance of the note receivable, net (the net investment) is $1.4 million. $180,000 of the note receivable, sale of subsidiaries is reflected as a current asset.

     The new owners of Patrician, GCI, Artemis and GCP have made certain claims that GCP had previously made payments for the benefit of the Company and are seeking to recover such payments. Preliminary discussions are in progress. Management believes that the claims are without merit and that the ultimate outcome will not have a material adverse affect to the Company.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                   JUNE 30,
                                                                         ---------------------------
                                                                            2000            1999
                                                                         -----------     -----------
         Bank term loan; interest at 10.75% per annum; monthly
           payments of interest only with the principal balance due
           in full in December 2004; subject to required principal
           payments to the extent that the balance exceeds certain
           multiples of EBITDA (3.5 through October 2001, 3.0 from
           November 2001 to October 2002, 2.75 from November 2002 to
           October 2003 and 2.5 from November 2003 to October 2004);
           secured by a deed of trust and security interest in all
           real, personal and other property of the Company, an
           assignment of the Note Receivable due from Gulfside Casino
           Partnership and a pledge of the Company's 100% stock
           ownership interest in its wholly owned subsidiary, Zante,
           Inc. .....................................................    $10,000,000     $        --
         Bank term loan; interest at prime plus 2.5% per annum from
           February 1, 1999 to maturity in January 2000, subject to a maximum of 14% per annum; monthly principal and interest
           payments of the greater of $120,000 or the monthly accrued interest from February 1, 1999 to maturity when the
           remaining balance was due in full; semi-annual principal
           payments due in the amount of average cash and cash
           equivalents in excess of $5.5 million for June and
           December of each year; secured by deeds of trust on all
           real property and otherwise collateralized by all
           furniture, fixtures, equipment and all other properties of
           the Company; paid in full in December 1999. ..............             --      10,532,066
         Capital lease obligation; imputed interest at 8.6%; payable in monthly principal and interest payments in the amount
           of $26,794 over 60 months at which time a one dollar
           purchase option is exercisable; assets under the capital
           lease, with an original cost of $1,418,000 and accumulated depreciation of approximately $857,000 at June 30, 2000,
           are included in property and equipment and are being
           depreciated over their estimated useful lives. ...........        468,361         711,410
                                                                         -----------     -----------
                                                                          10,468,361      11,243,476
         Less current maturities.....................................        262,997      10,752,496
                                                                         -----------     -----------
         Long-term portion...........................................    $10,205,364     $   490,980
                                                                         ===========     ===========

     The bank term loan, entered into in December 1999, requires the Company to comply with certain financial and other covenants, restricts future encumbrances and limits situations where a change in control in the Company may occur. The financial covenants include requiring that a minimum EBITDA (earnings before interest expense, taxes, depreciation and amortization) be maintained, that a minimum tangible net worth be maintained and that unrestricted cash, cash equivalents and investments be maintained in an amount of at least $1.25 million. The covenants also include a limitation on capital expenditures in each fiscal year, restrictions on investment activities and the sale or disposition of a significant portion of the Company's assets, restrictions on advances from Zante, Inc. to the Company and various other reporting and financial operating requirements and restrictions. The Company believes that it is in compliance with the covenants, requirements and restrictions.

 ................................................................................

     Long-term debt at June 30, 2000 is payable as follows:

                                 YEAR ENDING
                                   JUNE 30,                                           AMOUNT
                                 -----------                                       -----------
           2001...............................................................     $   262,997
           2002...............................................................         205,364
           2003...............................................................         --
           2004...............................................................         --
           2005...............................................................      10,000,000
                                                                                   -----------
                                                                                   $10,468,361
                                                                                   ===========

NOTE 5 -- STOCK OPTION AND STOCK INCENTIVE PLANS

     The Company's amended and restated stock option plan provides for the granting of incentive stock options, as well as non-qualified stock options, to executives and key employees. The plan also provides for the grant of non-qualified stock options to independent (non-employee) directors. With respect to grants of stock options to independent directors, the stock option plan provides for the automatic grant of options to purchase 7,500 shares to an independent director on each annual meeting date that such director continues to serve. Further, the Board of Directors may grant an option to purchase up to 25,000 shares upon the appointment of a new independent director.

     The plan presently permits for the grant of options covering a maximum of 800,000 shares of the Company's common stock. The Company has reserved shares to cover these requirements. The plan will continue until the year 2007, unless terminated earlier. Under the plan, the per share exercise price of an option cannot be less than 100% of the fair market value of the shares at date of grant or 110% of the fair market value in the case of incentive stock options granted to stockholders owning more than 10% of the outstanding common shares. The options generally vest 25% to 50% each year after grant for employees and vest in full in one year for grants to independent directors.

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

     In December 1997, the Board of Directors of the Company authorized the repricing of certain incentive stock options. The effect of the repricing resulted in the cancellation and reissuance of 318,000 options with a price equal to the market value of the common stock at the date of repricing. The options granted to replace the cancelled options that were previously vested, vested on the first anniversary date of the repricing. The options granted to replace the unvested cancelled options vest 25% each year commencing on the first anniversary date of the repricing.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

     The following table summarizes activity of the Company's stock option plans:

                                                                              WEIGHTED
                                                              NUMBER OF       AVERAGE
                                                               OPTIONS     EXERCISE PRICE
                                                              ---------    --------------
Options Outstanding
-----------------------
  Outstanding, July 1, 1997.................................   334,000         $ 4.71
     Options granted........................................   404,000           1.83
     Options cancelled......................................  (318,000)         (4.77)
                                                              --------         ------
  Outstanding, June 30, 1998................................   420,000           1.90
     Options granted........................................   165,500           0.94
     Options cancelled......................................   (38,000)         (2.46)
                                                              --------         ------
  Outstanding, June 30, 1999................................   547,500           1.57
     Options granted........................................    82,500           1.74
     Options exercised......................................    (2,000)         (0.94)
     Options cancelled......................................   (27,000)         (1.71)
                                                              --------         ------
  Outstanding, June 30, 2000................................   601,000         $ 1.59
                                                              ========         ======
Options Exercisable
-----------------------
  At June 30, 1998..........................................    16,000         $ 3.50
                                                              ========         ======
  At June 30, 1999..........................................   228,000         $ 1.83
                                                              ========         ======
  At June 30, 2000..........................................   370,500         $ 1.65
                                                              ========         ======

     At June 30, 2000, options to purchase 52,864 shares were available for grant under the stock option plan.

     The following table sets forth certain information with respect to stock option grants outstanding at June 30, 2000:

                                               OPTIONS OUTSTANDING
                                       ------------------------------------    OPTIONS EXERCISABLE
                                                      WEIGHTED                ----------------------
                                                       AVERAGE     WEIGHTED                 WEIGHTED
              RANGE OF                                REMAINING    AVERAGE                  AVERAGE
              EXERCISE                   NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
               PRICES                  OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
              --------                 -----------   -----------   --------   -----------   --------
$ .88 to $1.19.......................    156,500      8.4 years     $0.93        76,500      $0.95
$1.66 to $2.25.......................    444,500      7.9 years      1.82       294,000       1.83
                                         -------      ---------     -----       -------      -----
$ .88 to $2.25.......................    601,000      8.0 years     $1.59       370,500      $1.65
                                         =======      =========     =====       =======      =====

     The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 -- "Accounting for Awards of Stock-Based Compensation" which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions where equity securities are issued for goods and services. It defines a fair value based method of accounting for an employee stock option, or similar equity instrument, and encourages such method of

 ................................................................................

accounting for all employee stock compensation plans. As provided by SFAS No. 123, the Company has elected to continue to follow the provisions of APB Opinion No. 25 -- "Accounting for Stock Issued to Employees" which measures compensation costs for employee stock compensation plans using the intrinsic value based method of accounting. Accordingly, no compensation cost has been recognized.

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

                                                                              JUNE 30,
                                                             ------------------------------------------
                                                                2000           1999            1998
                                                             ----------     -----------     -----------
         Net income (loss):
           As reported...................................    $1,491,124     $(1,387,665)    $(1,219,222)
           Pro forma.....................................     1,409,309      (1,537,665)     (1,322,397)
         Basic earnings (loss) per share:
           As reported...................................         $0.33          $(0.31)         $(0.27)
           Pro forma.....................................          0.31           (0.34)          (0.29)
         Diluted earnings (loss) per share:
           As reported...................................         $0.33          $(0.31)         $(0.27)
           Pro forma.....................................          0.31           (0.34)          (0.29)
         Weighted average assumptions:
           Expected stock price volatility...............         100.0%          100.0%          100.0%
           Risk-free interest rate.......................           6.1%            4.6%            6.3%
           Expected option lives.........................     2.6 years       2.2 years       2.3 years
           Estimated fair value of options granted.......         $1.03           $0.52           $1.06

NOTE 6 -- FEDERAL INCOME TAXES

     The Company's income tax (provision) benefit consists of the following:

                                                                  2000        1999       1998
                                                                ---------   --------   ---------
         Current..............................................  $(300,249)  $ 68,776   $ 834,421
         Deferred.............................................   (371,097)   492,781    (199,540)
                                                                ---------   --------   ---------
                                                                $(671,346)  $561,557   $ 634,881
                                                                =========   ========   =========

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

     The Company's effective tax rate differs from the federal statutory rate as follows:

                                                                  2000       1999        1998
                                                                  ----       -----       -----
  Federal statutory tax rate..................................    35.0%      (35.0)%     (35.0)%
  Surtax exemption............................................    (1.0)        1.0         1.0
  Tax effect of tax-free interest income......................      --        (0.1)       (0.2)
  General business credits....................................    (1.4)       (1.7)       (2.0)
  Other.......................................................    (1.6)        7.0         2.0
                                                                  ----       -----       -----
                                                                  31.0%      (28.8)%     (34.2)%
                                                                  ====       =====       =====

     The components of the Company's net deferred federal income tax liability are as follows at June 30:

                                                                       2000              1999
                                                                    -----------       -----------
   Deferred tax assets:
        Net operating loss & credit carryforwards..............     $        --       $   356,463
        Alternative minimum tax credit.........................       1,125,418         1,620,127
        Accrued expenses.......................................          84,591            72,930
        Deferred gain..........................................         410,094           410,094
        Other..................................................          40,300            30,979
                                                                    -----------       -----------
                                                                      1,660,403         2,490,593
                                                                    -----------       -----------
     Deferred tax liabilities:
        Property and equipment.................................      (2,445,006)       (2,756,470)
        Prepaid expenses.......................................        (255,685)         (394,015)
        Other..................................................              --            (9,298)
                                                                    -----------       -----------
                                                                     (2,700,691)       (3,159,783)
                                                                    -----------       -----------
          Net deferred federal income tax liability............     $(1,040,288)      $  (669,190)
                                                                    ===========         ===========

     The Company has a March 31 tax year-end.

NOTE 7 -- EARNINGS PER SHARE

     Earnings Per Share are calculated in accordance with Financial Accounting Standards ("SFAS") No. 128 -- "Earnings Per Share". SFAS No. 128 provides for the reporting of "basic", or undiluted earnings per share, and "diluted" earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects the addition of potentially dilutive securities which, for the Company, consist solely of stock options. Dilution is determined based on the assumption that options issued pursuant to the Company's stock option plans (see Note 5) are exercised and repurchased at the average price for the periods presented.

 ................................................................................

     For the year ended June 30, 2000, weighted average diluted shares include options to acquire approximately 71,000 shares issuable pursuant to the Company's stock option plans. Options to purchase approximately 402,000 shares of common stock at June 30, 2000 were not included in the computation of dilutive earnings per share because the options' exercise prices were greater than the average market price of the common shares. For the years ended June 30, 1999 and 1998, there were no outstanding convertible securities that would result in dilution of basic earnings per common share.

NOTE 8 -- CONTINGENCIES

     The Company is party to various legal actions, proceedings and pending claims arising in the normal conduct of business. Management believes that the final outcomes of these matters will not have a material adverse effect upon the Company's financial position and results of operations.

NOTE 9 -- CONDENSED QUARTERLY RESULTS (UNAUDITED)

                                               FIRST        SECOND        THIRD        FOURTH
                                              QUARTER       QUARTER      QUARTER       QUARTER
                                            -----------   -----------   ----------   -----------
2000
  Operating revenues......................  $ 9,184,266   $ 7,764,807   $8,624,079   $10,802,454
  Income (loss) from operations...........      947,063      (305,969)     398,351     1,841,538
  Net income (loss).......................      610,955      (318,271)     143,428     1,055,012
  Net income (loss) per share:
     Basic................................        $0.14        $(0.07)       $0.03         $0.23
     Diluted..............................        $0.13        $(0.07)       $0.03         $0.23

1999
  Operating revenues......................  $14,143,149   $13,208,098   $7,366,115   $ 8,817,680
  Income (loss) from operations...........     (303,288)     (314,842)    (297,962)      873,726
  Net income (loss).......................     (482,580)     (619,870)    (377,510)       92,295
  Net income (loss) per share:
     Basic................................       $(0.11)       $(0.14)      $(0.08)        $0.02
     Diluted..............................       $(0.11)       $(0.14)      $(0.08)        $0.02

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

INDEPENDENT AUDITORS' REPORT
 ................................................................................

To the Board of Directors and
Shareholders of The Sands Regent:

     We have audited the accompanying consolidated balance sheets of The Sands Regent and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Sands Regent and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Reno, Nevada
August 7, 2000

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

Pete Cladianos III
  Secretary

Jon N. Bengtson(1)

Louis J. Phillips

Larry Tuntland(1)

 PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
  Reno, Nevada

 SECURITIES COUNSEL
Latham & Watkins
  Costa Mesa, California

 TRANSFER AGENT & REGISTRAR
U.S. Stock Transfer Corporation
  Glendale, California

------------
(1) Standing for election to the Board of Directors at the November 6, 2000 Annual Meeting.

 FORM 10-K REPORT

     A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders without charge by writing to The Sands Regent, Attention: David R. Wood, 345 North Arlington Avenue, Reno, Nevada 89501.