Form 10-K, Exhibit 13
period 2001-06-30
SANDS REGENT
filed 2001-09-14
CIK 753899

                                                                      Exhibit 13
THE SANDS REGENT
SELECTED FINANCIAL DATA
 ................................................................................

FOR THE YEARS ENDED JUNE 30,

                                                  2001      2000     1999(1)   1998(1)   1997(1)
                                                 -------   -------   -------   -------   -------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Operating revenues(2)........................  $35,763   $36,248   $43,474   $59,211   $57,527
  Income (loss) from operations................    2,946     2,881       (42)      233       245
  Net income (loss)............................    1,232     1,491    (1,388)   (1,219)     (762)
  Net income (loss) per share:
       Basic...................................  $   .27   $   .33   $  (.31)  $  (.27)  $  (.17)
       Diluted.................................  $   .26   $   .33   $  (.31)  $  (.27)  $  (.17)
  Cash dividends per share.....................    --        --        --        --        --

OPERATING DATA:
  Casino square footage(3).....................   29,000    29,000    27,000    51,000    51,000
  Number of slot machines(3)...................      651       665       686     1,459     1,409
  Number of hotel rooms(3)(4)..................      836       836       836       938       938
  Average hotel occupancy:
       Number of room nights...................  262,000   257,000   254,000   285,000   289,000
       Percentage(4)...........................     85.9%     83.9%     76.4%     83.3%     84.3%
  Net cash provided by (used in):
       Operating activities....................  $ 4,560   $ 6,905   $ 2,295   $ 3,005   $ 3,303
       Investing activities....................   (3,358)   (2,043)   (5,331)     (714)   (2,647)
       Financing activities....................     (238)   (1,216)     (627)     (731)   (4,370)

BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
     investments(3)............................  $10,160   $ 9,940   $ 5,550   $ 9,453   $ 7,894
  Total assets(3)..............................   47,883    47,092    43,695    58,901    61,053
  Long-term debt(3)............................   10,000    10,205       491    14,643     4,658
  Total stockholders' equity(3)................   32,619    31,337    29,844    31,235    32,454
OTHER DATA:
  EBITDA(5)....................................    6,346     6,120     3,717     4,706     4,486

---------------
(1) On December 23, 1998, the Company sold its wholly owned subsidiaries Patrician, Inc. ("Patrician"), Artemis, Inc. ("Artemis") and Gulfside Casino, Inc. ("GCI"), and their general partnership Gulfside Casino Partnership ("GCP"), to unrelated third parties. GCP owned and operated the Copa Casino in Gulfport, Mississippi. The Selected Financial Data~ presented herein includes such subsidiaries through the date of sale.

 ................................................................................

(2) Revenues are net of complimentaries.

(3) Information presented as of the end of the period.

(4) In April 1999, the Company discontinued the use of 102 older motel rooms which were razed.

(5) "EBITDA" includes earnings before depreciation and amortization, interest expense, income taxes and any gain (loss) on the disposal of property. EBITDA is not a calculation determined pursuant to generally accepted accounting principles and is not an alternative to operating income or net income and is not a measure of liquidity. Since not all companies calculate this measure in the same manner, the Company's EBITDA measure may not be comparable to similarly titled measures reported by other companies. The Company presents EBITDA as a supplemental disclosure to facilitate a more complete analysis of the Company's financial performance. The Company believes that this disclosure enhances the understanding of the financial performance of a company with substantial interest expense, depreciation and amortization.

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

COMPARISON OF 2001 TO 2000

     For the year ended June 30, 2001, income from operations increased to slightly more than $2.9 million as compared to income from operations of slightly less than $2.9 million in the year ended June 30, 2000. For the same comparable periods, revenues decreased to $35.8 million from $36.2 million. Net income also declined from $1.5 million to $1.2 million and diluted earnings per share declined from $.33 to $.26.

     The increase in income from operations is primarily attributable to improved operating margins at the Sands Regency. The decrease in revenues is due to the elimination of a 24-hour restaurant in mid-October 2000. This restaurant was replaced by the addition of an "Original Mels" diner, operated by a third party. The decrease in net income and in diluted earnings per share is due to the loss taken on furniture, fixtures and equipment disposed of as a result of two-thirds of the hotel rooms being remodeled from mid-November 2000 to mid-April 2001.

     Factoring out the elimination of revenue from the 24-hour restaurant that closed in mid-October, revenue increased by $1.3 million, an increase of almost 4%. In addition, factoring out the loss in fiscal 2001 and the gain in fiscal 2000, net of income taxes, net income would have increased to $1.5 million in fiscal 2001 from $1.4 million in fiscal 2000, an increase of approximately 6%. Diluted earnings per share would have been approximately the same for both years at $.31.

     The Company's results, during the last four months of fiscal 2001, were positively impacted by a major city-wide bowling event. Every two out of three years, the City of Reno hosts a major mens' or womens' bowling event which starts in February or March and ends in June or July. Fiscal 2000 and 2001 are the two out of three years when such major bowling events have taken place in Reno. The men's bowling event in fiscal 2001 did not have as positive an impact on the Company's revenue as did the women's event held in the prior year. Fiscal 2002 will be the one year out of three in which such a major bowling event will not be held in Reno.

     The increase in lodging revenue to $9.1 million in the year ended June 30, 2001, from $8.7 million in the year ended June 30, 2000, is due to an increase in occupancy, especially in the first half of the year. In the second half of the year, occupancy was hampered by the Company's room renovation project. For the current year, hotel occupancy improved from approximately 83.9% in fiscal 2000 to 85.9% in fiscal 2001. For the same comparable periods, the average room rate increased from approximately $34 to $35.

     Gaming revenue improved to approximately $22.2 million in fiscal 2001 compared to $21.6 million in fiscal 2000. This increase includes approximately $140,000 in revenue from the Bingo operation, which was commenced in February 2000, and $472,000 in table game win as a result of increased table game play by the mens' bowling event participants. Casino revenue per occupied room was approximately the same each year at $82. Slot revenue per occupied room has declined from approximately $63 in fiscal 2000 to $62 in fiscal 2001. This is due to increased play on video poker machines with lower hold percentages as a result of an increased emphasis on local area residents. The Company has made a conscious effort to loosen the slot machine hold percentage in order to encourage long-term customer loyalty.

     The $1.4 million decrease in food and beverage revenue in the year ended June 30, 2001, compared to the year ended June 30, 2000, is due to the elimination, in mid-October 2000, of a 24-hour restaurant

 ................................................................................

operated by the Company. Upon the closing of such restaurant, an "Original Mels" diner was opened on the premises which is operated by a third party and paying a percentage rent to the Company. Such decrease was partially offset by increased restaurant revenue from other Company operated outlets of approximately $135,000 and increased beverage revenue of approximately $165,000. Such increases are partially due to increased occupancy.

     The increase in other revenues of $117,000 in fiscal 2001, compared to fiscal 2000, is primarily rental income from the "Original Mels" diner which opened in mid-October 2000.

     The increase in complimentary lodging, food and beverage of $183,000 is due to increased complimentary rewards based on patron gaming activity and to various promotional programs directed at attracting and retaining customers.

     Gaming costs and expenses increased from $9.7 million in the year ended June 30, 2000 to $10.4 million in the year ended June 30, 2001. Such increase includes costs and expenses associated with the operation of Bingo of approximately $267,000 which was opened in February 2000. The increase also includes an increase in the cost of complimentaries of $107,000, as a result of increased promotional efforts, and increases in various other costs and expenses.

     The increase in lodging costs and expenses of $198,000, in fiscal 2001, compared to fiscal 2000, consists of an increase in salaries, wages and benefits of approximately $106,000 and in various other costs and expenses. This increase is due, in part, to the increase in hotel occupancy.

     The $1.7 million decrease in food and beverage costs and expenses from $5.9 million in the year ended June 30, 2000 to $4.2 million in the year ended June 30, 2001 is due to the elimination, in mid-October 2000, of a 24-hour restaurant operated by the Company as previously discussed. Such decline was partially offset by increased costs and expenses from other food outlets primarily due to increased revenue from such outlets.

     The $264,000 increase in maintenance and utilities costs and expenses in fiscal 2001, compared to fiscal 2000, includes increases in salaries, wages and benefits of $93,000 and utilities of $159,000. The increase in salaries, wages and benefits is due, in part, to the increase in hotel occupancy. The increase in utility costs is due to general increases from third-party providers.

     The slight decrease in general and administrative expenses of $71,000 is due to a combination of various cost and expense decreases and increases. The $74,000 increase in interest and other income is due to additional earnings on increased invested excess cash and cash equivalents.

     The $391,000 loss on disposition of property and equipment and lease termination costs in fiscal 2001 is primarily due to the write-off of the non-depreciated basis of hotel room furniture, fixtures and improvements as a result of the remodel of approximately two-thirds of the Company's 836 guest rooms.

     "EBITDA" improved from $6.1 million in the year ended June 30, 2000 to $6.3 million in the year ended June 30, 2001. EBITDA includes earnings before depreciation and amortization, interest expense, income taxes and any gain
(loss) on the disposal of property. EBITDA is not a calculation determined pursuant to generally accepted accounting principles and is not an alternative to operating income or net income and is not a measure of liquidity. Since not all companies calculate this measure in the same manner, the Company's EBITDA measure may not be comparable to similarly titled measures reported by other companies. The Company presents EBITDA as a supplemental disclosure to facilitate a more complete analysis of the Company's financial performance. The Company believes that this disclosure enhances the understanding of the financial performance of a company with substantial interest expense, depreciation and amortization.

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

COMPARISON OF 2000 TO 1999

     For the year ended June 30, 2000, income from operations increased to $2.9 million as compared to a loss from operations of $42,000 for the year ended June 30, 1999. For the same comparable periods, revenues decreased to $36.2 million from $43.5 million. The increase in income from operations is primarily attributable to improved operating results at the Sands Regency. The decrease in revenues is due to the elimination of revenues from the Copa Casino of $11.5 million. Such decrease was partially offset by a $4.3 million increase in revenues from the Sands Regency, an increase of 13%.

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

     The improvements in revenue, income from operations and net income at the Sands Regency are a result of improved gaming revenues and the continued positive effect of improved methods of operations and increased efficiencies implemented in fiscal 1999. During the last four months of fiscal 2000, the Company was positively impacted by a major city-wide bowling event. Every two out of three years, the City of Reno hosts a major men's or women's bowling event which starts in February or March and ends in June or July. Fiscal 2000 and 2001 are the two out of three years when such major bowling event has or will take place in Reno. 1999 was the one year out of three in which such a major bowling event was not held in Reno.

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

     The $7.2 million decrease in gaming revenue, for the year ended June 30, 2000 versus the year ended June 30, 1999, consists of the elimination of gaming revenues from the Copa Casino of $10.9 million and increased gaming revenues from the Sands Regency of $3.7 million. At the Sands Regency, gaming revenues improved from $17.9 million to $21.6 million, a 21% increase. Such increase is attributable to an increase in casino gaming revenue per occupied room. Casino revenue per occupied room increased from approximately $68 to $82 which reflects, in part, increased gaming from non-hotel guests, primarily local residents. In order to attract non-hotel guests, the Company has added new games, including Bingo in February 2000, and has liberalized rules and payouts. The Company has also implemented various promotions to reward guest gaming activity.

     The decrease in food and beverage revenue of $507,000, in fiscal 2000 versus fiscal 1999, consists of a decrease from the Copa Casino of $917,000 which was partially offset by an increase at the Sands Regency of $410,000. Such increase at the Sands Regency is due to increased food revenue per occupied room which increased from approximately $21 in the year ended June 30, 1999 to approximately $22 in the year ended June 30, 2000. Such improvement is due, in part, to the updating of food venues and menu prices and an increase in food and beverages provided to non-hotel guests.

 ................................................................................

     The slight decrease in other revenue of $29,000, from the year ended June 30, 1999 to the year ended June 30, 2000, includes the elimination of other revenue from the Copa Casino of $107,000 and an increase attributable to the Sands Regency of approximately $78,000. The increase at the Sands Regency consists primarily of improved gift shop retail sales.

     The decrease in complimentary lodging, food and beverage, deducted from revenue, of $397,000 is principally attributable to the elimination of the Copa Casino.

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

     The decrease in general and administrative costs and expenses of $2.8 million, in fiscal 2000 versus fiscal 1999, consists of a decrease from the Copa Casino of approximately $3.2 million as partially offset by an increase from the Sands Regency of $529,000. The increase at the Sands Regency is due to increases in advertising and promotional costs and expenses and in incentive compensation. The increased advertising and promotional costs are due to expanded advertising efforts and in-house promotional programs to attract hotel and non-hotel guests.

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

     "EBITDA" improved from $3.7 million in the year ended June 30, 1999 to $6.1 million in the year ended June 30, 2000, a 65% increase. EBITDA includes earnings before depreciation and amortization, interest expense, income taxes and any gain (loss) on the disposal of property. EBITDA is not a calculation determined pursuant to generally accepted accounting principles and is not an alternative to operating income or net income and is not a measure of liquidity. Since not all companies calculate this measure in the same manner, the Company's EBITDA measure may not be comparable to similarly titled measures reported by other companies. The Company presents EBITDA as a supplemental disclosure to facilitate a more complete analysis of the Company's financial performance. The Company believes that this disclosure enhances the understanding of the financial performance of a company with substantial interest expense, depreciation and amortization.

CAPITAL RESOURCES AND LIQUIDITY

     Cash, cash equivalents and short-term investments increased from $9.9 million at June 30, 2000 to $10.2 million at June 30, 2001. Cash and cash equivalents provided from operating activities for the years ended June 30, 2001, 2000 and 1999 was $4.6 million, $6.9 million and $2.3 million, respectively. In addition to cash generated from operating activities in fiscal 2001, cash was also generated from the maturity of short-term investments of $943,000 and from payments on the note receivable from the sale of former subsidiaries of $539,000. In fiscal 2000, cash was generated from the maturity of short-term investments of $1.3 million, from the receipt of funds held in escrow relative to the December 1998 sale of subsidiaries of $653,000 and from payments on the note receivable from the sale of these former subsidiaries of $534,000. In fiscal 1999, cash was generated through the issuance of long-term debt of approximately $239,000. The Company's short-term investments, which generally mature in one year or less, represent temporarily invested cash funds which are generally readily convertible to cash.

     Uses of cash included the Company's purchase of short-term investments of $200,000 and $2.0 million in fiscal 2001 and 2000, respectively and payments of long-term debt of $288,000, $10.8 million and $862,000 in fiscal 2001, 2000 and 1999, respectively. $10 million of the long-term debt repayment in fiscal 2000 represented refinancing of bank debt which was otherwise due in full in fiscal 2000. Approximately $443,000 in cash was utilized in fiscal 2000 for the payment of costs relative to the long-term debt refinancing. Cash was also utilized for the acquisition of property and equipment in the amounts of $4.3 million, $2.8 million and $1.7 million in the years ended June 30, 2001, 2000 and 1999, respectively. In fiscal 2001, $411,000 of cash was also paid for property and equipment acquisitions made in the prior year. The property and equipment acquisition amounts, for the years indicated, represent primarily furniture, fixtures and equipment replacements and additions. In fiscal 1999, $500,000 of cash from the former subsidiaries was deposited into an escrow which was subsequently released to the Company in July 1999.

     At June 30, 2001, the Company believes that its cash funds and cash generated from operations will be sufficient to meet its needs for the next fiscal year. The Company generally invests its excess cash in securities which are readily marketable and that are not subject to significant market value fluctuations.

     The Company's working capital improved to approximately $8.4 million at June 30, 2001 from approximately $7.7 million at June 30, 2000. Such improvement was due to positive working capital generated from operations.

     Future expansion plans for the Reno facility and acquisition or construction of additional gaming facilities will be considered based upon future market conditions, available financial resources and the need to add hotel rooms and other major facilities.

 ................................................................................

     Inflation has had only a slight impact on the Company's operating results. Cost and expense increases have generally been passed on to the customers through moderate price increases, higher table limits and upgraded slot machine denominations.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB issued two new SFAS's, SFAS No. 141 entitled "Business Combinations" and SFAS No. 142 entitled "Goodwill and Other Intangible Assets". Together these statements will change the accounting for business combinations and good will. SFAS No. 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon the adoption of SFAS No. 142. Amortization will still be required for identifiable intangible assets with finite lives. The Company is required to adopt SFAS No. 142 at the beginning of its fiscal 2003 year but earlier adoption is permitted. We have not yet completed our analysis of the impact that SFAS No. 141 and SFAS No. 142 will have on our consolidated financial statements.

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

THE SANDS REGENT
CONSOLIDATED BALANCE SHEETS
 ................................................................................

JUNE 30, 2001 AND 2000

                                                                 2001           2000
                                                              -----------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $10,150,254    $ 9,186,487
  Short-term investments....................................       10,000        753,201
  Accounts receivable, less allowance for possible losses of
     $54,000 and $21,000....................................      550,269        507,175
  Note receivable, sale of subsidiaries.....................      180,000        180,000
  Inventories...............................................      643,876        630,562
  Federal income tax refund receivable......................        7,476        --
  Prepaid expenses and other assets.........................    1,051,890      1,041,934
                                                              -----------    -----------
          Total current assets..............................   12,593,765     12,299,359
                                                              -----------    -----------
Property and equipment:
  Land......................................................    8,486,668      8,486,668
  Buildings and improvements................................   38,785,470     37,306,906
  Equipment, furniture and fixtures.........................   18,802,000     18,150,063
  Construction in progress..................................      260,753        214,352
                                                              -----------    -----------
                                                               66,334,891     64,157,989
  Less accumulated depreciation and amortization............   32,136,905     31,027,361
                                                              -----------    -----------
       Property and equipment, net..........................   34,197,986     33,130,628
                                                              -----------    -----------
Other assets:
  Note receivable, sale of subsidiaries, net................      669,177      1,207,893
  Other.....................................................      422,175        454,132
                                                              -----------    -----------
          Total other assets................................    1,091,352      1,662,025
                                                              -----------    -----------
                                                              $47,883,103    $47,092,012
                                                              ===========    ===========

---------------
 See notes to consolidated financial statements.

 ................................................................................

                                                                  2001            2000
                                                              ------------    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  2,256,766    $  2,429,720
  Accrued salaries, wages and benefits......................     1,435,212       1,391,858
  Other accrued expenses....................................       192,387         190,685
  Federal income tax payable................................            --         234,327
  Deferred federal income tax liability.....................       144,224         130,794
  Current maturities of long-term debt......................       180,637         262,997
                                                              ------------    ------------
          Total current liabilities.........................     4,209,226       4,640,381
Long-term debt..............................................    10,000,000      10,205,364
Deferred federal income tax liability.......................     1,055,150         909,494
                                                              ------------    ------------
          Total liabilities.................................    15,264,376      15,755,239
                                                              ------------    ------------
Commitments and contingencies...............................       --              --
Stockholders' equity:
  Preferred stock, $.10 par value, 5,000,000 shares
     authorized, none issued................................       --              --
  Common stock, $.10 par value, 20,000,000 shares
     authorized, 6,928,722 and 6,900,722 shares issued......       692,872         690,072
  Additional paid-in capital................................    12,777,392      12,730,547
  Retained earnings.........................................    41,506,925      40,274,616
                                                              ------------    ------------
                                                                54,977,189      53,695,235
  Treasury stock, at cost; 2,403,000 shares.................   (22,358,462)    (22,358,462)
                                                              ------------    ------------
          Total stockholders' equity........................    32,618,727      31,336,773
                                                              ------------    ------------
                                                              $ 47,883,103    $ 47,092,012
                                                              ============    ============

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF OPERATIONS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 2001, 2000, 1999

                                                          2001           2000           1999
                                                       -----------    -----------    -----------
Operating revenues:
  Gaming.............................................  $22,218,940    $21,612,684    $28,789,544
  Lodging............................................    9,073,917      8,651,692      8,562,860
  Food and beverage..................................    5,356,210      6,803,139      7,309,831
  Other..............................................    1,429,436      1,312,238      1,340,969
                                                       -----------    -----------    -----------
                                                        38,078,503     38,379,753     46,003,204
  Less complimentary lodging, food and beverage
     included above..................................    2,315,267      2,132,201      2,529,462
                                                       -----------    -----------    -----------
                                                        35,763,236     36,247,552     43,473,742
                                                       -----------    -----------    -----------
Operating costs and expenses:
  Gaming.............................................   10,388,503      9,719,694     14,791,729
  Lodging............................................    4,419,393      4,221,314      4,097,428
  Food and beverage..................................    4,226,147      5,943,627      6,305,549
  Other..............................................      583,037        562,327        526,099
  Maintenance and utilities..........................    3,302,847      3,038,730      4,642,598
  General and administrative.........................    6,924,116      6,994,927      9,746,135
  Depreciation and amortization......................    2,972,763      2,885,950      3,406,570
                                                       -----------    -----------    -----------
                                                        32,816,806     33,366,569     43,516,108
                                                       -----------    -----------    -----------
Income (loss) from operations........................    2,946,430      2,880,983        (42,366)
                                                       -----------    -----------    -----------
Other income (deductions):
  Interest and other income..........................      426,827        352,600        352,916
  Interest expense...................................   (1,154,975)    (1,195,542)    (1,747,990)
  Gain (loss) on disposition of property and
     equipment and lease termination costs...........     (391,190)       124,429       (511,782)
                                                       -----------    -----------    -----------
                                                        (1,119,338)      (718,513)    (1,906,856)
                                                       -----------    -----------    -----------
Income (loss) before income taxes....................    1,827,092      2,162,470     (1,949,222)
Income tax (provision) benefit.......................     (594,783)      (671,346)       561,557
                                                       -----------    -----------    -----------
Net income (loss)....................................  $ 1,232,309    $ 1,491,124    ($1,387,665)
                                                       ===========    ===========    ===========
Net income (loss) per share:
  Basic..............................................  $      0.27    $      0.33    ($      .31)
                                                       ===========    ===========    ===========
  Diluted............................................  $      0.26    $      0.33    ($      .31)
                                                       ===========    ===========    ===========
Weighted average shares outstanding:
  Basic..............................................    4,500,614      4,496,747      4,497,703
                                                       ===========    ===========    ===========
  Diluted............................................    4,751,774      4,568,007      4,497,703
                                                       ===========    ===========    ===========

---------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 2001, 2000, 1999

                         COMMON STOCK       ADDITIONAL                       TREASURY STOCK
                     --------------------     PAID-IN      RETAINED     ------------------------
                      SHARES      AMOUNT      CAPITAL      EARNINGS      SHARES        AMOUNT         TOTAL
                     ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, July 1,
  1998.............  6,898,722   $689,872   $12,728,867   $40,171,157   2,400,000   $(22,354,835)  $31,235,061
Net loss...........     --          --          --         (1,387,665)     --            --         (1,387,665)
Purchase of Company
  Common Stock.....     --          --          --            --            3,000         (3,627)       (3,627)
                     ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  1999.............  6,898,722    689,872    12,728,867    38,783,492   2,403,000    (22,358,462)   29,843,769
Net income.........     --          --          --          1,491,124      --            --          1,491,124
Issuance of Company
  Common Stock,
  Stock Options
  Exercised........      2,000        200         1,680       --           --            --              1,880
                     ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  2000.............  6,900,722    690,072    12,730,547    40,274,616   2,403,000    (22,358,462)   31,336,773
Net income.........     --          --          --          1,232,309      --            --          1,232,309
Issuance of Company
  Common Stock,
  Stock Options
  Exercised........     28,000      2,800        46,845       --           --            --             49,645
                     ---------   --------   -----------   -----------   ---------   ------------   -----------
Balances, June 30,
  2001.............  6,928,722   $692,872   $12,777,392   $41,506,925   2,403,000   $(22,358,462)  $32,618,727
                     =========   ========   ===========   ===========   =========   ============   ===========

---------------
See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF CASH FLOWS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 2001, 2000, 1999

                                                              2001          2000          1999
                                                           -----------   -----------   -----------
Operating activities:
  Net income (loss)......................................  $ 1,232,309   $ 1,491,124   $(1,387,665)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation and amortization.....................    2,972,763     2,885,950     3,406,570
       (Gain) loss on disposal of property and
          equipment......................................      391,190      (124,429)      460,243
       (Increase) decrease in accounts receivable........      (43,094)      (64,539)       41,033
       (Increase) decrease in inventories................      (13,314)     (147,476)        1,942
       (Increase) decrease in prepaid expenses and other
          current assets.................................      (26,772)      172,800      (197,335)
       Decrease in other assets..........................       31,957       123,870        80,177
       Increase in accounts payable......................       52,794     1,204,054       272,988
       Increase (decrease) in accrued salaries, wages and
          benefits.......................................       43,354       538,182      (645,142)
       Increase (decrease) in other accrued expenses.....        1,702       (79,767)      367,255
       Change in federal income taxes
          payable/receivable.............................     (241,803)      534,328       387,268
       Change in deferred federal income taxes...........      159,086       371,098      (492,780)
                                                           -----------   -----------   -----------
Net cash provided by operating activities................    4,560,172     6,905,195     2,294,554
                                                           -----------   -----------   -----------
Investing activities:
  Purchase of short-term investments.....................     (200,000)   (1,993,201)           --
  Sales and maturities of short-term investments.........      943,201     1,250,000        10,000
  Payments received on notes receivable..................      538,716       533,580        96,343
  Receipt of funds previously held in escrow and included
     in accounts receivable relative to sale of
     subsidiaries........................................           --       653,330            --
  Down payment on sale of subsidiaries held in escrow and
     reflected in accounts receivable....................           --            --      (500,000)
  Cash retained by former subsidiary companies
     upon sale...........................................           --            --    (3,276,839)
  Additions to property and equipment....................   (4,256,493)   (2,814,181)   (1,683,863)
  Payment of accounts payable for prior year purchases of
     property and equipment..............................     (411,405)           --        (9,355)
  Proceeds from sale of property, equipment and other
     assets..............................................       27,655       327,783        32,369
                                                           -----------   -----------   -----------
Net cash used in investing activities....................   (3,358,326)   (2,042,689)   (5,331,345)
                                                           -----------   -----------   -----------

---------------
See notes to consolidated financial statements.

 ................................................................................

                                                             2001           2000          1999
                                                          -----------   ------------   -----------
Financing activities:
  Issuance of long-term debt............................  $        --   $ 10,000,000   $   239,368
  Payment of costs relative to issuance of long-term
     debt...............................................           --       (442,904)           --
  Payments on long-term debt............................     (287,724)   (10,775,115)     (862,273)
  Issuance of Company common stock......................       49,645          1,880            --
  Purchase of Company common stock......................           --             --        (3,627)
                                                          -----------   ------------   -----------
Net cash used in financing activities...................     (238,079)    (1,216,139)     (626,532)
                                                          -----------   ------------   -----------
Increase (decrease) in cash and cash equivalents........      963,767      3,646,367    (3,663,323)
Cash and cash equivalents, beginning of year............    9,186,487      5,540,120     9,203,443
                                                          -----------   ------------   -----------
Cash and cash equivalents, end of year..................  $10,150,254   $  9,186,487   $ 5,540,120
                                                          ===========   ============   ===========
Supplemental cash flow information:
  Net investment in subsidiaries converted to note
     receivable upon sale, net..........................  $        --   $         --   $ 2,171,147
                                                          ===========   ============   ===========
  Payments received on note receivable from sale of
     subsidiaries held in escrow and reflected in
     accounts receivable................................  $        --   $         --   $   153,330
                                                          ===========   ============   ===========
  Property and equipment acquired by accounts payable...  $   185,657   $    411,405   $        --
                                                          ===========   ============   ===========
  Interest paid, net of amount capitalized..............  $ 1,139,975   $  1,331,532   $ 1,534,329
                                                          ===========   ============   ===========
  Federal income taxes paid.............................  $   677,500   $         --   $   300,000
                                                          ===========   ============   ===========

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 ................................................................................

FOR THE YEARS ENDED JUNE 30, 2001, 2000, 1999

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

     The estimated costs of providing the complimentary services are as follows:

                                                       2001         2000         1999
                                                    ----------   ----------   ----------
Hotel.............................................  $  432,056   $  368,969   $  460,549
Food and beverage.................................   1,422,028    1,383,996    1,727,192
Other.............................................      41,136       35,108       31,204
                                                    ----------   ----------   ----------
                                                    $1,895,220   $1,788,073   $2,218,945
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

(h) Impairment of long-lived assets

     The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. The Company does not believe that any events or circumstances have occurred that would require the realization or recognition of an impairment in the three years ended June 30, 2001.

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

(j) Fair value of financial instruments

     The Company calculates the fair value of financial instruments and includes this additional information in the Company's Notes to Consolidated Financial Statements when the fair value is different

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

than the book value of those financial instruments. When fair value is equal to book value, no additional disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved. It is estimated that the carrying amounts of the Company's financial instruments approximate fair value at June 30, 2001.

(k) Concentrations of credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company maintains cash in bank accounts with balances, at times, in excess of federally insured limits. The Company has not experienced any losses in such accounts.

(l) Recent Pronouncements of the Financial Accounting Standards Board ("FASB") and other authoritative accounting pronouncements

     On June 30, 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and hedging activities. The Company adopted SFAS No. 133 on July 1, 2000. Adoption of SFAS No. 133 did not have a material impact on the financial statements of the Company because the Company does not have significant derivative or hedging activities.

     On January 1, 2001, the Company implemented Emerging Issues Task Force ("EITF") No. 00 - 22 "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future". EITF No. 00 - 22 requires that players' club reward program points be reflected as a promotional item and deducted from revenue. Prior to this pronouncement, the Company had expensed the players' club reward program activity as a gaming expense. Reclassification has been made on the consolidated statements of operations for the two years ended June 30, 2000 to conform to the presentation for the year ended June 30, 2001.

     In June 2001, the FASB issued two new SFAS's, SFAS No 141 entitled "Business Combinations" and SFAS No. 142 entitled "Goodwill and Other Intangible Assets". Together these statements will change the accounting for business combinations and goodwill. SFAS No. 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon the adoption of SFAS No. 142. Amortization will still be required for identifiable intangible assets with finite lives. The Company is required to adopt SFAS No. 142 at the beginning of it's fiscal 2003 year but earlier adoption is permitted. We have not yet completed our analysis of the impact that SFAS No. 141 and SFAS No. 142 will have on our consolidated financial statements.

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

(n) Reclassifications

     Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

NOTE 2 -- SHORT-TERM INVESTMENTS

     Short-term investments, at June 30, 2001, consist of a certificate of deposit carried at cost, which approximates market. Short-term investments at June 30, 2000 primarily consisted of a government agency note carried at amortized cost, which approximated market and matured in August 2000.

NOTE 3 -- NOTE RECEIVABLE, SALE OF SUBSIDIARIES

     In December 1998, the Company closed an agreement selling all of its ownership interest in Patrician, GCI and Artemis, which included a 100% ownership interest in the Copa Casino, for $8.5 million. Upon consummation of the sales transaction, the Company's net investment in Patrician, GCI and Artemis was $2.2 million which was reclassified as a note receivable, net. The difference to the original $8.0 million face value of the note, after the initial $500,000 payment, represents an unrecognized gain of approximately $5.8 million. Such gain will be recognized by the Company as it receives subsequent payments after recovering the $2.2 million net investment. At June 30, 2001, the balance of the note receivable, net (the net investment) is $849,000. It is estimated that the net amount will be recovered in approximately mid-fiscal 2003. Thereafter, it is estimated that approximately $540,000 will be recognized into income annually until the $8.0 million is paid in full. $180,000 of the note receivable, sale of subsidiaries is reflected as a current asset.

     The original note, with an original face amount of $8.0 million is payable, without interest, in monthly installments of $15,000 or 2 percent of gaming revenue, whichever is greater, until paid in full.

     The purchasers of Patrician, GCI, Artemis and GCP have made certain claims that GCP had previously made payments, aggregating up to approximately $600,000, for the benefit of the Company. Management believes that all claims against the Company have been released as a result of the execution of the original sales documentation in 1998, that the claims are without merit and that the ultimate outcome will not have a material adverse affect to the Company.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                      JUNE 30,
                                                              -------------------------
                                                                 2001          2000
                                                              -----------   -----------
Bank term loan; interest at 10.75% per annum; monthly
  payments of interest only with the principal balance due
  in full in December 2004; subject to required principal
  payments to the extent that the balance exceeds certain
  multiples of EBITDA (3.5 through October 2001, 3.0 from
  November 2001 to October 2002, 2.75 from November 2002 to
  October 2003 and 2.5 from November 2003 to October 2004);
  secured by a deed of trust and security interest in all
  real, personal and other property of the Company, an
  assignment of the Note Receivable due from Gulf-side
  Casino Partnership and a pledge of the Company's 100%
  stock ownership interest in its wholly owned subsidiary,
  Zante, Inc................................................  $10,000,000   $10,000,000
Capital lease obligation; imputed interest at 8.6%; payable
  in monthly principal and interest payments in the amount
  of $26,794 over 60 months at which time a one dollar
  purchase option is exercisable; assets under the capital
  lease, with an original cost of $1,418,000 and accumulated depreciation of approximately $1,131,000 at June 30, 2001, are included in property and equipment and are being
  depreciated over their estimated useful lives.............      180,637       468,361
                                                               10,180,637    10,468,361
                                                              -----------   -----------
Less current maturities.....................................      180,637       262,997
                                                              -----------   -----------
Long-term portion...........................................  $10,000,000   $10,205,364
                                                              ===========   ===========

     The bank term loan, entered into in December 1999, requires the Company to comply with certain financial and other covenants, restricts future encumbrances and limits situations where a change in control in the Company may occur. The financial covenants include requiring that a minimum EBITDA (earnings before interest expense, taxes, depreciation and amortization) be maintained, that a minimum tangible net worth be maintained and that unrestricted cash, cash equivalents and investments be maintained in an amount of at least $1.25 million. The covenants also include a limitation on capital expenditures in each fiscal year, restrictions on investment activities and the sale or disposition of a significant portion of the Company's assets, restrictions on advances from Zante, Inc. to the Company and various other reporting and financial operating requirements and restrictions. The Company believes that it is in compliance with the covenants, requirements and restrictions at June 30, 2001.

     Long-term debt at June 30, 2001 is payable as follows:

                        YEAR ENDING
                          JUNE 30,                              AMOUNT
                        -----------                           -----------
  2002......................................................  $   180,637
  2003......................................................           --
  2004......................................................           --
  2005......................................................   10,000,000
                                                              -----------
                                                              $10,180,637
                                                              ===========

 ................................................................................

NOTE 5 -- STOCK OPTION AND STOCK INCENTIVE PLANS

     The Company's second amended and restated stock option plan provides for the granting of incentive stock options, as well as non-qualified stock options, to executives and key employees. The plan also provides for the grant of non-qualified stock options to independent (non-employee) directors. With respect to grants of stock options to independent directors, the stock option plan provides for the automatic grant of options to purchase 7,500 shares to an independent director on each annual meeting date that such director continues to serve. Further, the Board of Directors may grant an option to purchase up to 25,000 shares upon the appointment of a new independent director.

     The plan presently permits for the grant of options covering a maximum of 1,100,000 shares of the Company's common stock. The Company has reserved shares to cover these requirements. The plan will continue until the year 2010, unless terminated earlier. Under the plan, the per share exercise price of an option cannot be less than 100% of the fair market value of the shares at date of grant or 110% of the fair market value in the case of incentive stock options granted to stockholders owning more than 10% of the outstanding common shares. The options generally vest 25% to 50% each year after grant for employees and vest in full in one year for grants to independent directors.

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

     The following table summarizes activity of the Company's stock option plans:

                                                                              WEIGHTED
                                                                              AVERAGE
                                                              NUMBER OF       EXERCISE
                                                               OPTIONS         PRICE
                                                              ---------    --------------
Options Outstanding
-----------------------
  Outstanding, July 1, 1998.................................   420,000         $ 1.90
     Options granted........................................   165,500           0.94
     Options cancelled......................................   (38,000)         (2.46)
                                                               -------         ------
  Outstanding, June 30, 1999................................   547,500           1.57
     Options granted........................................    82,500           1.74
     Options exercised......................................    (2,000)         (0.94)
     Options cancelled......................................   (27,000)         (1.71)
                                                               -------         ------
  Outstanding, June 30, 2000................................   601,000           1.59
     Options granted........................................    72,500           1.79
     Options exercised......................................   (28,000)         (1.77)
     Options cancelled......................................   (31,000)         (1.66)
                                                               -------         ------
  Outstanding, June 30, 2001................................   614,500         $ 1.60
                                                               =======         ======
Options Exercisable
  At June 30, 1999..........................................   228,000         $ 1.83
                                                               =======         ======
  At June 30, 2000..........................................   370,500         $ 1.65
                                                               =======         ======
  At June 30, 2001..........................................   463,500         $ 1.57
                                                               =======         ======

     At June 30, 2001, options to purchase 311,364 shares were available for grant under the stock option plan.

     The following table sets forth certain information with respect to stock option grants outstanding at June 30, 2001:

                                               OPTIONS OUTSTANDING
                                       ------------------------------------    OPTIONS EXERCISABLE
                                                      WEIGHTED                ----------------------
                                                       AVERAGE     WEIGHTED                 WEIGHTED
              RANGE OF                                REMAINING    AVERAGE                  AVERAGE
              EXERCISE                   NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
               PRICES                  OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
              --------                 -----------   -----------   --------   -----------   --------
$ .88 to $1.69.......................    240,000      8.0 years     $1.13       159,000      $1.06
$1.81 to $3.00.......................    374,500      6.9 years      1.90       304,500       1.83
                                         -------      ---------     -----       -------      -----
$ .88 to $3.00.......................    614,500      7.3 years     $1.60       463,500      $1.57
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

 ................................................................................

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

                                                                 JUNE 30,
                                                  --------------------------------------
                                                     2001         2000          1999
                                                  ----------   ----------    -----------
Net income (loss):
  As reported..................................   $1,232,309   $1,491,124    $(1,387,665)
  Pro forma....................................    1,178,288    1,409,309     (1,537,665)
Basic earnings (loss) per share:
  As reported..................................        $0.27        $0.33         $(0.31)
  Pro forma....................................         0.26         0.31          (0.34)
Diluted earnings (loss) per share:
  As reported..................................        $0.26        $0.33         $(0.31)
  Pro forma....................................         0.25         0.31          (0.34)
Weighted average assumptions:
  Expected stock price volatility..............        120.0%       100.0%         100.0%
  Risk-free interest rate......................          6.2%         6.1%           4.6%
  Expected option lives........................    2.2 years    2.6 years      2.2 years
  Estimated fair value of options granted......        $1.10        $1.03          $0.52

NOTE 6 -- FEDERAL INCOME TAXES

     The Company's income tax (provision) benefit consists of the following:

                                                         2001        2000        1999
                                                       ---------   ---------   --------
Current..............................................  $(435,697)  $(300,249)  $ 68,776
Deferred.............................................   (159,086)   (371,097)   492,781
                                                       ---------   ---------   --------
                                                       $(594,783)  $(671,346)  $561,557
                                                       =========   =========   ========

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)
 ................................................................................

     The Company's effective tax rate differs from the federal statutory rate as follows:

                                                              2001      2000      1999
                                                              -----     -----     -----
Federal statutory tax rate..................................   35.0%     35.0%    (35.0)%
Surtax exemption............................................   (1.0)     (1.0)      1.0
General business credits....................................   (1.3)     (1.4)     (1.7)
Other.......................................................   (0.1)     (1.6)      6.9
                                                              -----     -----     -----
                                                               32.6%     31.0%    (28.8)%
                                                              =====     =====     =====

     The components of the Company's net deferred federal income tax liability are as follows at June 30:

                                                                 2001          2000
                                                              -----------   -----------
Deferred tax assets:
     Alternative minimum tax credit.........................  $   706,302   $ 1,125,418
     Accrued expenses.......................................       80,276        84,591
     Deferred gain..........................................      410,094       410,094
     Other..................................................       41,220        40,300
                                                              -----------   -----------
                                                                1,237,892     1,660,403
                                                              -----------   -----------
  Deferred tax liabilities:
     Property and equipment.................................   (2,171,546)   (2,445,006)
     Prepaid expenses.......................................     (265,720)     (255,685)
                                                              -----------   -----------
                                                               (2,437,266)   (2,700,691)
                                                              -----------   -----------
       Net deferred federal income tax liability............  $(1,199,374)  $(1,040,288)
                                                              ===========   ===========

     The Company has a March 31 tax year-end.

NOTE 7 -- STOCKHOLDERS' EQUITY

     The par value of the Company's common stock has been restated to $.10 per share in the first quarter of fiscal 2001 which resulted in common stock being increased by $345,000 and additional paid-in capital being decreased by the same amount. All periods presented have been restated.

NOTE 8 -- EARNINGS PER SHARE

     Earnings Per Share are calculated in accordance with Financial Accounting Standards ("SFAS") No. 128 -- "Earnings Per Share". SFAS 128 provides for the reporting of "basic", or undiluted earnings per share, and "diluted" earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects the addition of potentially dilutive securities which, for the Company, consist solely of stock options. Dilution is determined based upon the assumption that options issued pursuant to the Company's stock option plans (see Note 5) are exercised and repurchased at the average price for the periods presented.

 ................................................................................

     The weighted average number of shares outstanding for the calculation of diluted earnings per share, for the years ended June 30, 2001 and 2000 included the dilutive effect of Company stock options to purchase common stock. For the years ended June 30, 2001 and 2000, options to purchase 22,500 and 426,000 shares, respectively, of the Company's common stock were not included because the exercise price exceeded the average market price. For the year ended June 30, 1999, options to purchase 547,500 shares were not included because the Company incurred a net loss for the period.

NOTE 9 -- CONTINGENCIES

     The Company is party to various legal actions, proceedings and pending claims arising in the normal conduct of business. Management believes that the final outcomes of these matters will not have a material adverse effect upon the Company's financial position and results of operations.

NOTE 10 -- CONDENSED QUARTERLY RESULTS (UNAUDITED)

                                                FIRST        SECOND       THIRD        FOURTH
                                               QUARTER      QUARTER      QUARTER       QUARTER
                                             -----------   ----------   ----------   -----------
2001
  Operating revenues.......................  $10,136,213   $8,074,300   $7,774,579   $ 9,778,144
  Income (loss) from operations............    1,391,852      (75,053)       4,852     1,624,779
  Net income (loss)........................      757,117     (145,299)     (90,009)      710,500
  Net income (loss) per share:
     Basic.................................        $0.17       $(0.03)      $(0.02)        $0.16
     Diluted...............................        $0.16       $(0.03)      $(0.02)        $0.15

2000
  Operating revenues.......................  $ 9,184,266   $7,764,807   $8,624,079   $10,802,454
  Income (loss) from operations............      947,063     (305,969)     398,351     1,841,538
  Net income (loss)........................      610,955     (318,271)     143,428     1,055,012
  Net income (loss) per share:
     Basic.................................        $0.14       $(0.07)       $0.03         $0.23
     Diluted...............................        $0.13       $(0.07)       $0.03         $0.23

INDEPENDENT AUDITORS' REPORT
 ................................................................................

To the Board of Directors and
Shareholders of The Sands Regent:

     We have audited the accompanying consolidated balance sheets of The Sands Regent and subsidiaries (the "Company") as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Sands Regent and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Reno, Nevada
August 9, 2001

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

Jon N. Bengtson

Louis J. Phillips(1)

Larry Tuntland

 PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
  Reno, Nevada

 SECURITIES COUNSEL
Latham & Watkins
  Costa Mesa, California

 TRANSFER AGENT & REGISTRAR
U.S. Stock Transfer Corporation
  Glendale, California

------------
(1) Standing for election to the Board of Directors at the November 5, 2001 Annual Meeting.

 FORM 10-K REPORT

     A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders without charge by writing to The Sands Regent, Attention: David R. Wood, 345 North Arlington Avenue, Reno, Nevada 89501.