Form 10-K, Exhibit 13
period 2002-06-30
SANDS REGENT
filed 2002-09-27
CIK 753899

Exhibit 13
THE SANDS REGENT
SELECTED FINANCIAL DATA

For the years ended June 30,

	2002 (5)	2001	2000	1999 (1)	1998 (1)
	(Dollars in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:

Operating revenues (2)	$34,067	$35,763	$36,248	$43,474	$59,211

Income (loss) from operations	1,268	2,946	2,881	(42)	233

Net income (loss)	(189)	1,232	1,491	(1,388)	(1,219)

Net income (loss) per share:

Basic	$(0.04)	$0.27	$0.33	$(0.31)	$(0.27)

Diluted	$(0.04)	$0.26	$0.32	$(0.31)	$(0.27)

Cash Dividends per share	—	—	—	—	—

OPERATING DATA:

Casino square footage (3)	37,000	29,000	29,000	27,000	51,000

Number of slot machines (3)	860	651	665	686	1,459

Number of hotel rooms (4)	836	836	836	836	938

Average hotel occupancy:

Number of room nights	245,000	262,000	257,000	254,000	285,000

Percentage	80.2%	85.9%	83.9%	76.4%	83.3%

Number of RV spaces (5)	105	—	—	—	—

Average RV occupancy:

Number of rented nights	1,379	—	—	—	—

Percentage	43.8%	—	—	—	—

Net cash provided by (used in):

Operating activities	$2,157	$4,560	$6,905	$2,295	$3,005

Investing activities (5)	(16,113)	(3,358)	(2,043)	(5,331)	(714)

Financing activities	9,433	(238)	(1,216)	(627)	(731)

BALANCE SHEET DATA:

Cash, cash equivalents and short-term investments (3)	$5,648	$10,160	$9,940	$5,550	$9,453

Total assets (3) (5)	59,144	47,883	47,092	43,695	58,901

Long-term debt (3) (5)	19,026	10,000	10,205	491	14,643

Total stockholders’ equity (3) (5)	33,608	32,619	31,337	29,844	31,235

OTHER DATA:

EBITDAR (6)	$4,560	$6,346	$6,120	$3,717	$4,706

(1)
On December 23, 1998, the Company sold its wholly owned subsidiaries Patrician, Inc. (“Patrician”), Artemis, Inc. (“Artemis”) and Gulfside Casino, Inc. (“GCI”), and their general partnership Gulfside Casino Partnership (“GCP”), to unrelated third parties. GCP owned and operated the Copa Casino in

Gulfport, Mississippi. The Selected Financial Data presented herein includes such subsidiaries through the date of sale.
(2)	Revenues are net of complimentaries.
(3)	Information presented as of the end of the period.
(4)	In April 1999, the Company discontinued the use of 102 older motel rooms which were razed.
(5)	The Company acquired the Gold Ranch Casino and RV Resort (Last Chance, Inc.) on Interstate 80 in Verdi, Nevada, June 1, 2002.
(6)
“EBITDAR” includes earnings before depreciation and amortization, interest expense, income taxes, rent and any gain (loss) on the disposal of property. EBITDAR is not a calculation determined pursuant to generally accepted accounting principles and is not an alternative to operating income or net income and is not a measure of liquidity. Since not all companies calculate this measure in the same manner, the Company’s EBITDAR measure may not be comparable to similarly titled measures reported by other companies. The Company presents EBITDAR as a supplemental disclosure to facilitate a more complete analysis of the Company’s financial performance. The Company believes that this disclosure enhances the understanding of the financial performance of a company with substantial interest expense, depreciation and amortization.

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations will be directed at continuing operations. On June 1, 2002, the Company acquired the Gold Ranch Casino and R.V. Resort (“Gold Ranch”) on Interstate 80 in Verdi, Nevada. Consolidated financial results for the year ended June 2002, include one month of operations for Gold Ranch. Comparisons for fiscal 2002 to 2001 are affected slightly by this acquisition, and for this discussion are sometimes identified to assist in comparisons.

Comparison of fiscal 2002 to 2001

General

For the fiscal year ended June 30, 2002, operating revenues decreased from $35.8 million to $34.1 million. A decrease was anticipated as the Company and the Reno area weathered the one year, in the recurring three-year cycle, where a major tournament was not held at the National Bowling Stadium in Downtown Reno. Additionally, income from operations decreased from $2.9 million to $1.3 million. Net income decreased from $1.2 million to a net loss of $189,000. Ultimately, diluted earnings declined from $.26 per share to a loss of $.04 per share.

The prior fiscal year ended June 30, 2001, benefited greatly from the men’s American Bowling Congress (ABC) tournament. Both this tournament and the Women's International Bowling (WIBC) tournament will continue to be held in Reno at least through the year 2010. The tournaments bring tens of thousands of bowlers and their guests into the Reno area from all over the U.S. and Canada during the traditionally slow season. Both tournaments start in mid-winter and last for nearly 5 months.

While the “non-bowling” fiscal year 2002 was expected and planned for, two major events which impacted the Reno tourism industry were not. The events of September 11 cancelled the very popular Reno National Air Race Championship and materially impacted other special events. Additionally, its effect on hotel occupancy was felt throughout the rest of fiscal 2002. Results could have been worse if the Company had not changed its marketing strategy and repositioned itself so that an increasing number of our guests are “drive-ups” from Northern California and local Reno residents. These revenue sources were least affected by the September 11 tragedy.

Further, the Company’s results, along with the Reno area in general, were negatively impacted by the soft economy in Northern California. The energy crisis, coupled with the technology slump, severely impacted the Northern California economy, which is the Company’s primary feeder market. The Company attempted to mitigate the impact of these events by aggressively marketing to “energy cost sensitive” Californians.

Finally, the Reno market was without the use of the Reno-Sparks convention center for most of the year. The convention center was undergoing a significant expansion to approximately 500,000 feet of meeting space. While the area is well maintained for long-term convention business expansion, the short-term loss of the convention center presented another significant challenge for the Company and Reno market as a whole.

Revenues

Lodging revenues decreased to $8.0 million for the year ended June 30, 2002 from $9.1 million in the prior fiscal year. Hotel occupancy decreased to 80.2% from 85.9% for reasons previously discussed. The Company utilized the reduced occupancy levels to remodel nearly 300 rooms and has now remodeled virtually all of its 836 rooms during the last two fiscal years. The average daily rate (ADR), net of incidentals such as movie and telephone charges, decreased to $32.00 from $33.65 because competitors offered special hotel rates to attract reluctant travelers.

Gaming revenue decreased approximately $1 million to $21.2 million in the year ended June 30, 2002. However, casino revenue per occupied hotel room increased $2 to $85, as the Company relied more heavily on local casino patrons. Slot machine revenue for fiscal 2002 decreased $1.1 million to $15.1 million, however, slot revenue per occupied hotel room held steady at $62. Anticipating the reduced business volumes without bowlers in fiscal 2002, the Company implemented several capital improvements in its’ slot offering. Over 150 new slot machines were installed during the year revitalizing the products offered and enhancing the selection. Additionally, the Company installed International Game Technology's latest slot ticketing system (EZ Pay Integrated Voucher System) and upgraded its' player tracking system (Acres Gaming's Advantage). EZ Pay is a coin-free slot machine which significantly reduces slot machine downtime and operating expenses. The Acres upgrade gives the Company the latest in database marketing and player bonusing.

In other gaming areas, comparisons of fiscal 2002 to 2001 were mixed. Bingo traffic is a critical component in the Company’s pursuit of local gaming patrons. Bingo revenue increased 61.6% to $790,000 in fiscal 2002. Table games revenue, however, decreased 13.7% to $3.9 million. This was anticipated as the men bowlers in fiscal 2001 helped drive table games revenue to record levels. Gold Ranch's slot machines and lottery station contributed $461,000 to gaming revenues in fiscal 2002 during its one month of operation after acquisition.

Food and beverage revenues increased $259,000 to $5.62 million in fiscal 2002. Beverage revenue increased $860,000, even though volume decreased, as the interdepartmental pricing of complimentary beverages was increased to more closely align beverage complimentary pricing with the pricing of cash beverages. The effect of changing the interdepartmental pricing of complimentary beverages on net revenues is zero, as complimentary goods and services provided to guests are netted from gross revenues to arrive at net revenues. Additionally, Gold Ranch posted food and beverage revenues of $152,000 in its one month of operations under Company ownership skewing higher fiscal 2002 to 2001 revenue comparisons. On the other hand, the Palm Court restaurant had $543,000 in revenue before closing in fiscal 2001. The Palm Court closed in conjunction with the opening of the “Original Mel’s” diner, a third-party operated restaurant. Rental income from Mel’s diner is recorded in “Other” revenues. Revenues from various other food venues decreased a total of $210,000 in fiscal 2002, consistent with the lower hotel occupancy, and accounting for the balance of the change.

The Company now operates a high volume gas station and convenience store as part of the Gold Ranch acquisition. For the month of June 2002, the Arco gas station and convenience store at Gold Ranch had revenues of $1.1 million.

The increase in promotional allowances (complimentary lodging, food, and beverage) of $908,000 resulted almost entirely from the change in the pricing of complimentary beverages mentioned in this discussion.

Operating Expenses

Gaming costs and expenses decreased $141,000 in fiscal 2002 to $10.2 million. Considering only the Sands Regency property, gaming costs and expenses decreased $285,000 as management reduced payroll commensurate with lower operating levels. Additionally, the Company further reduced costs by restructuring certain customer reward programs.

Lodging overhead decreased $456,000 to $4.0 million for fiscal 2002 due primarily to the lower hotel occupancy. Costs per occupied room decreased as well, from $16.86 in fiscal 2001 to $16.20 in fiscal 2002. The decreased cost per occupied room was primarily due to significant cost savings realized following the acquisition of several pieces of new or refurbished laundry equipment.

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

Maintenance and utility costs increased $200,000 to $3.5 million for fiscal 2002, from $3.3 million in the prior year. Increased utility costs accounted for all of the change, as both the price per kilowatt and price per thermal unit increased substantially. In fiscal 2002, the Company began installing energy saving lighting fixtures to keep overall costs low and to reduce exposure to future rate increases.

General and administrative expenses remained relatively stable with a $100,000 increase to $7.0 million in fiscal 2002 from $6.9 million in the prior year. Marketing expenses increased $221,000 due mainly to intensified competition for both northern California and local area customers. The expense associated with bonuses paid decreased $380,000 as management bonuses were nearly eliminated in fiscal 2002. The management bonus program ties directly to the Company’s results as measured against the budget. Fiscal 2001 exceeded management's expectations, but external events during fiscal 2002 did not allow the Company to meet its goals.

Other Income/Expense

Interest and other income decreased by $248,000 in fiscal 2002 to $178,000, as the interest rate of return on the Company’s cash balances fell to multi-year lows. In fiscal 2002, the Company chose not to put its cash balances at risk, thus it experienced modest, but positive returns. Interest expense increased materially from $1.1 million to $1.6 million as the Company expensed $302,000 of unamortized deferred loan fees from the $10 million in long-term debt that was refinanced.

EBITDAR

“EBITDAR” decreased from $6.3 million in fiscal 2002 to $4.6 million June 30, 2002. “EBITDAR” includes earnings before depreciation and amortization, interest expense, income taxes, rent and any gain (loss) on the disposal of property. EBITDAR is not a calculation determined pursuant to generally accepted accounting principles and is not an alternative to operating income or net income and is not a measure of liquidity. Since not all companies calculate this measure in the same manner, the Company’s EBITDAR measure may not be comparable to similarly titled measures reported by other companies. The Company presents EBITDAR as a supplemental disclosure to facilitate a more complete analysis of the Company’s financial performance. The Company believes that this disclosure enhances the understanding of the financial performance of a company with substantial interest expense, depreciation and amortization. Historically, the Company reported “EBITDA” data. With the Gold Ranch acquisition, which includes a substantial real property rent component, the Company believes EBITDAR provides a more accurate depiction of the Company’s ability to service debt and satisfy capital needs. Moreover, if the option of the Company to purchase the Gold Ranch real property is exercised, which can happen at the Company’s sole discretion, the rental expense would be available for other uses by the Company.

Comparison of Fiscal 2001 to 2000

General

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

The increase in income from operations is primarily attributable to improved operating margins at the Sands Regency. The decrease in revenues is due to the elimination of a 24-hour restaurant in mid-October 2000. This restaurant was replaced by the addition of an “Original Mels” diner, operated by a third party. The decrease in net income and in diluted earnings per share is due to the loss taken on furniture, fixtures and equipment disposed of as a result of two-thirds of the hotel rooms being remodeled from mid-November 2000 to mid-April 2001.

Factoring out the elimination of revenue from the 24-hour restaurant closed in mid-October, revenue increased by $1.3 million, an increase of almost 4%. In addition, factoring out the loss in fiscal 2001 and the gain in fiscal 2000, net of income taxes, net income would have increased to $1.5 million in fiscal 2001 from $1.4 million in fiscal 2000, an increase of approximately 6%. With these assumptions, diluted earnings per share would have been approximately the same for both years at $.31.

The Company’s results during the last four months of fiscal 2001 were positively impacted by a major city-wide bowling event. Every two out of three years, the City of Reno hosts a major men’s’ or women’s’ bowling event which starts in February or March and ends in June or July. Fiscal 2000 and 2001 are the two out of three years when such major bowling events have taken place in Reno. The men’s bowling event in fiscal 2001 did not have as positive an impact on the Company’s revenue as did the women’s event held in the prior year.

Revenues

The increase in lodging revenue to $9.1 million in the year ended June 30, 2001, from $8.7 million in the year ended June 30, 2000, is due to an increase in occupancy, especially in the first half of the year. In the second half of the year, occupancy was hampered by the Company’s room renovation project. For the current year, hotel occupancy improved from approximately 83.9% in fiscal 2000 to 85.9% in fiscal 2001. For the same comparable periods, the average room rate increased from approximately $34 to $35.

Gaming revenue improved to approximately $22.2 million in fiscal 2001 compared to $21.6 million in fiscal 2000. This increase includes approximately $140,000 in revenue from the Bingo operation, which was commenced in February 2000, and $472,000 in table game revenue as a result of increased table game play by the men's bowling event participants. Casino revenue per occupied room was approximately the same each year at $82. Slot revenue per occupied room has declined from approximately $63 in fiscal 2000 to $62 in fiscal 2001. This is due to increased play on video poker machines which payout more liberally as a result of an increased emphasis on local area residents. The Company has made a conscious effort to liberalize slot machine payouts in order to encourage long-term customer loyalty.

The $1.4 million decrease in food and beverage revenue in the year ended June 30, 2001, compared to the year ended June 30, 2000, is due to the elimination, in mid-October 2000, of a 24-hour restaurant operated by the Company. Upon the closing of such restaurant, an “Original Mel’s” diner was opened on the premises which is operated by a third party and paying a percentage rent to the Company. Such decrease was partially offset by increased restaurant revenue from other Company operated outlets of approximately $135,000 and increased beverage revenue of approximately $165,000. Such increases are partially due to increased occupancy.

The increase in other revenues of $117,000 to $1.4 million in fiscal 2001, is primarily rental income from the “Original Mels” diner which opened in mid-October 2000.

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

The increase in complimentary lodging, food and beverage of $183,000 to $2.3 million in fiscal 2001, is due to increased complimentary rewards based on patron gaming activity and to various promotional programs directed at attracting and retaining customers.

Operating expenses

Gaming costs and expenses increased from $9.7 million in the year ended June 30, 2000 to $10.4 million in the year ended June 30, 2001. Such increase includes costs and expenses associated with the operation of Bingo of approximately $267,000 which was opened in February 2000. The increase also includes an increase in the cost of complimentaries of $107,000, as a result of increased promotional efforts.

The increase in lodging expenses of $198,000 to $4.4 million, in fiscal 2001, compared to fiscal 2000, consists of an increase in salaries, wages and benefits of approximately $106,000. This increase is due, in part, to the increase in hotel occupancy.

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

The $264,000 increase to $3.3 million in maintenance and utilities expenses in fiscal 2001, compared to fiscal 2000, includes increases in salaries, wages and benefits of $93,000 and utilities of $159,000. The increase in salaries, wages and benefits is due, in part, to the increase in hotel occupancy. The increase in utility costs is due to rate increases from third-party providers.

The decrease in general and administrative expenses of $71,000 to $6.9 million is due to a combination of expense decreases and increases. The largest decrease was $72,000 in property taxes, the largest increase was $62,000 in sponsorship costs as the Company sponsored major bowling association tournaments and a minor league baseball team. The $74,000 increase in interest and income is due to additional earnings on increased invested excess cash and cash equivalents.

Other Income/Expense

The $391,000 loss on disposition of property and equipment and lease termination costs in fiscal 2001 was primarily due to the write-off of the non-depreciated basis of hotel room furniture, fixtures and improvements as a result of the remodel of approximately two-thirds of the Company’s 836 guest rooms.

EBITDA

“EBITDA” improved from $6.1 million in the year ended June 30, 2000 to $6.3 million in the year ended June 30, 2001. EBITDA includes earnings before depreciation and amortization, interest expense, income taxes and any gain (loss) on the disposal of property. EBITDA is not a calculation determined pursuant to generally accepted accounting principles and is not an alternative to operating income or net income and is not a measure of liquidity. Since not all companies calculate this measure in the same manner, the Company’s EBITDA measure may not be comparable to similarly titled measures reported by other companies. The Company presents EBITDA as a supplemental disclosure to facilitate a more complete analysis of the Company's financial performance. The Company believes that this disclosure enhances the understanding of the financial performance of a company with substantial interest expense, depreciation and amortization. The Company changed to an “EBITDAR” basis for presentation in fiscal 2002, as explained in the fiscal 2002 to 2001 comparison.

Seasonality

As is true for other hotel/casinos in the Reno area, demand for the Company’s facilities declines in the winter. Due to lower room rates and a lower level of gaming play per occupied room, operating margins and, to a lesser extent, revenues are lower during our second and third fiscal quarters. To attempt to counter this seasonality, the Company has pursued local gaming business which is not subject to as great a decline in winter months as the tourism business. Management anticipates that the trend of experiencing lower operating margins in the second and third quarters of each fiscal year will continue.

Capital resources and liquidity

Cash, cash equivalents and short-term investments decreased from $10.2 million at June 30, 2001 to $5.6 million at June 30, 2002. This decline was due primarily to investing activities by the Company, specifically, the acquisition of Gold Ranch. Net cash provided from operating activities for the years ended June 30, 2002, 2001, and 2000 was $2.2 million, $4.6 million, and $6.9 million, respectively. During these years, net cash provided by operating activities was sufficient to fund the day-to-day operating expenses of the Company.

The Company’s consolidated net borrowing position increased $9.7 million during 2002 to $19.9 million. A bank note in the amount of $10 million was repaid, and a new bank facility, a $17 million secured line of credit, was obtained. The Company made principal payments on the new bank line of $2.8 million in June 2002. Provisions of the new bank facility allow the Company to pay down principal or withdraw funds at the Company’s discretion, as long as the principal amount does not exceed an allowable maximum which decreases over the 10-year period of the loan. The Company will make additional principal payments (or withdrawal funds) when it feels it is prudent to do so. The Company also incurred $5.6 million of long-term debt in favor of the former principals in the Gold Ranch acquisition.

Net cash used in investing activities was $16.1 million in the year ended June 30, 2002. The principal use of these funds included $13.5 million associated with the acquisition of the Gold Ranch. In fiscal 2002, 2001, and 2000, the Company acquired property, plant, and equipment associated with the Sands Regency in the amounts of $3.0 million, $4.2 million, and $2.8 million, respectively. Additional acquisitions or future expansion of current facilities will be considered based upon future market conditions and available financial resources. In late 2000, the Company announced it was pursuing a partnership opportunity for a casino project in Minden, Nevada. An exact plan and construction time frame have yet to be determined.

The Company’s working capital decreased to approximately $3.2 million at June 30, 2002 from approximately $8.4 million at June 30, 2001. This primarily resulted from the Company’s use of $2.8 million to reduce the balance on its new revolving credit facility, a $2.6 million cash payment in the Gold Ranch acquisition, and the increase of $680,000 current portion of long-term debt required by the new credit line. Positive operating cash flow helped offset the working capital decreases described herein. At June 30, 2002, the Company believes that its cash funds, cash generated from operations, and available borrowing capacity will be sufficient to meet its needs for the next fiscal year.

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

Commitments and Contingencies

The following table summarizes the Company’s contractual obligations as of June 30, 2002.

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long term debt	$19,875,626	$849,301	$3,912,822	$5,008,090	$10,105,413

Operating leases (1)	5,702,084	575,000	1,150,000	1,150,000	2,827,084

Other (2)	1,983,194	172,084	406,230	406,230	998,650

Total	$27,560,904	$1,596,385	$5,469,052	$6,564,320	$13,931,147

(1)
Represents contractual lease obligations on real property in connection with the Gold Ranch acquisition agreement. Amounts reflect a minimum base payment schedule. The lease is subject to escalation based on the property meeting certain revenue thresholds. Management does not believe these thresholds will be met without significant expansion of the gaming facilities.

(2)
Represents management fees due in connection with the R.V. Park at Gold Ranch. The table reflects a scheduled 20% increase effective June 1, 2003, in accordance with the management agreement. Additionally, future amounts payable are subject to adjustment based on changes in interest rates.

Cautionary note regarding forward looking statements

This Annual Report on Form 10-K includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contains words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, and future financial results. We have based these forward-looking statements on our current expectations and projections about future events.

We caution the reader that forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implies by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission:

*	the effect of economic, credit and capital market conditions on the economy in general, and on gaming companies in particular; and hotel companies in particular;

*	our ability to timely and cost effectively integrate into our operations the companies and assets that we acquire;

*	access to available and feasible financing;

*	changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies; governmental bodies;

*	judicial actions, including gaming legislative action, referenda and taxation;

*	abnormal gaming holds; and

*	the effects of competition, including locations of competitors and operating and market competition.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. Certain of the Company’s policies, including the estimated lives assigned to the Company’s assets, the determination of bad debt, self insurance reserves, asset impairment, calculation of income tax liabilities, and the purchase price allocation made in connection with the acquisition of Gold Ranch, requires that the Company apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company’s judgments are based on historical experience, terms of existing contracts, observations of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from Company estimates. To provide an understanding of the methodologies applied, the Company’s significant accounting policies are discussed where appropriate in this discussion and analysis.

Other factors affecting current and future results

The constitutional amendment approved by the California voters allowing the expansion of Native American casinos in California will have an impact on casino revenues in Nevada in general, and many analysts have predicted the impact will be more significant on the Reno-Tahoe market. The extent of this impact is difficult to predict, but the Company believes the impact will be mitigated to an extent due to the Company’s emphasis on Reno area residents as a significant base of its business. However, if other Reno area casinos suffer business losses due to increased pressure from California casinos, they may intensify their marketing efforts to Reno area residents as well.

THE SANDS REGENT
CONSOLIDATED BALANCE SHEETS

June 30, 2002 and 2001
	2002	2001

ASSETS

Current assets

Cash and cash equivalents	$5,627,964	$10,150,254

Short-term investments	20,000	10,000

Accounts receivable, net of allowance of $29,000 and $54,000	517,404	550,269

Note receivable, sale of subsidiaries	180,000	180,000

Inventories	715,785	643,876

Federal income tax refund receivable	369,034	7,476

Prepaid expenses and other assets	1,252,532	1,051,890

Total current assets	8,682,719	12,593,765

Property and equipment

Land	8,505,937	8,486,668

Buildings and improvements	40,147,697	38,785,470

Equipment, furniture and fixtures	20,344,954	18,802,000

Construction in progress	346,247	260,753

	69,344,835	66,334,891

Less accumulated depreciation and amortization	31,811,243	32,136,905

Property and equipment, net	37,533,592	34,197,986

Other assets

Note receivable, sale of subsidiaries, net	143,975	669,177

Goodwill	10,950,453	—

Other intangibles	1,356,400	—

Other	476,954	422,175

Total other assets	12,927,782	1,091,352

Total assets	$59,144,093	$47,883,103

See notes to consolidated financial statements.

	2002	2001
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accounts payable	$3,154,003	$2,256,766

Accrued salaries, wages and benefits	996,642	1,435,212

Other accrued expenses	240,762	192,387

Deferred federal income tax liability	222,132	144,224

Current maturities of long-term debt	849,301	180,637

Total current liabilities	5,462,840	4,209,226

Long-term debt	19,026,325	10,000,000

Deferred federal income tax liability	1,046,612	1,055,150

Total liabilities	25,535,777	15,264,376

Common stock, $.10 par value, 20,000,000 shares authorized, 7,325,805 and 6,928,722 shares issued	732,580	692,872

Additional paid-in capital	13,915,901	12,777,392

Retained earnings	41,318,297	41,506,925

	55,966,778	54,977,189

Treasury stock, at cost; 2,403,000 shares	(22,358,462)	(22,358,462)

Total stockholders' equity	33,608,316	32,618,727

Total liabilities and stockholders' equity	$59,144,093	$47,883,103

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended June 30,

	2002	2001	2000

Revenues

Gaming	$21,173,695	$22,218,940	$21,612,684

Lodging	8,040,613	9,073,917	8,651,692

Food and beverage	5,615,082	5,356,210	6,803,139

Fuel and convenience store	1,070,216	—	—

Other	1,390,847	1,429,436	1,312,238

	37,290,453	38,078,503	38,379,753

Less promotional allowances	3,223,035	2,315,267	2,132,201

Net revenues	34,067,418	35,763,236	36,247,552

Operating Expenses

Gaming	10,247,630	10,388,503	9,719,694

Lodging	3,963,137	4,419,393	4,221,314

Food and beverage	3,361,819	4,226,147	5,943,627

Fuel and convenience store	1,003,910	—	—

Other	578,107	583,037	562,327

Maintenance and utilities	3,500,974	3,302,847	3,038,730

General and administrative	7,033,050	6,924,116	6,994,927

Depreciation and amortization	3,110,538	2,972,763	2,885,950

	32,799,165	32,816,806	33,366,569

Income from operations	1,268,253	2,946,430	2,880,983

Other income / expense

Interest and other income	178,470	426,827	352,600

Interest and other expense	(1,585,412)	(1,154,975)	(1,195,542)

Gain (loss) on disposal of property	(182,127)	(391,190)	124,429

	(1,589,069)	(1,119,338)	(718,513)

Net income (loss) before income taxes	(320,816)	1,827,092	2,162,470

Income tax (provision) benefit	132,188	(594,783)	(671,346)

Net income (loss)	$(188,628)	$1,232,309	$1,491,124

Net income (loss) per share
Basic	$(0.04)	$0.27	$0.33
Diluted	$(0.04)	$0.26	$0.32

Weighted average of shares outstanding
Basic	4,558,907	4,500,614	4,496,747
Diluted	4,558,907	4,751,774	4,658,007

Because of a net loss for the year ended June 30, 2002, stock equivalents would have an antidilutive effect. Accordingly, diluted earnings per share for the period is computed using weighted average number of shares outstanding before dilution.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

For the years ended June 30, 2002, 2001, 2000

	Common Stock				Treasury Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Shares	Amount	Total

Balances, July 1, 1999	6,898,722	$689,872	$12,728,867	$38,783,492	2,403,000	$(22,358,462)	$29,843,769

Net income	—	—	—	1,491,124	—	—	1,491,124

Issuance of company common stock and stock options exercised	2,000	200	1,680	—	—	—	1,880

Balances, June 30, 2000	6,900,722	690,072	12,730,547	40,274,616	2,403,000	(22,358,462)	31,336,773

Net income	—	—	—	1,232,309	—	—	1,232,309

Issuance of company common stock and stock options exercised	28,000	2,800	46,845	—	—	—	49,645

Balances, June 30, 2001	6,928,722	692,872	12,777,392	41,506,925	2,403,000	(22,358,462)	32,618,727

Net loss	—	—	—	(188,628)	—	—	(188,628)

Issuance of company common stock and stock options exercised	20,000	2,000	34,240	—	—	—	36,240

Issuance of company common stock in purchase transaction	377,083	37,708	1,104,269	—	—	—	1,141,977

Balances, June 30, 2002	7,325,805	$732,580	$13,915,901	$41,318,297	2,403,000	$(22,358,462)	$33,608,316

See notes to consolidated financial statements.

THE SANDS REGENT
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,

	2002	2001	2000

Operating Activities

Net income (loss)	$(188,628)	$1,232,309	$1,491,124

Adjustment to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	3,110,538	2,972,763	2,885,950

(Gain) loss on disposal of property and equipment	182,127	391,190	(124,429)

(Increase) decrease in accounts receivable	100,709	(43,094)	(64,539)

(Increase) decrease in inventories	75,357	(13,314)	(147,476)

(Increase) decrease in prepaid expenses and other current assets	(147,240)	(26,772)	172,800

Decrease in other assets	299,925	31,957	123,870

Increase (decrease) in accounts payable	(402,850)	52,794	1,204,054

Increase (decrease) in accrued salaries, wages, and benefits	(628,803)	43,354	538,182

Increase (decrease) in other accrued expenses	48,286	1,702	(79,767)

Change in federal income taxes payable/receivable	(361,558)	(241,803)	534,328

Change in deferred federal income taxes	69,370	159,086	371,098

Net cash provided by operating activities (net of effect of the acquisition of subsidiaries)	2,157,233	4,560,172	6,905,195

Investing Activities

Purchase of short-term investments	(10,000)	(200,000)	(1,993,201)

Sales and maturities of short-term investments	—	943,201	1,250,000

Payments received on notes receivable	525,202	538,716	533,580

Receipt of funds previously held in escrow	—	—	653,330

Net cash paid for wholly owned subsidiaries	(13,510,115)	—	—

Acquisitions of property and equipment	(3,043,925)	(4,256,493)	(2,814,181)

Payment of accounts payable for prior year purchases of property and equipment	(185,657)	(411,405)	—

Proceeds from sale of assets	111,938	27,655	327,783

Net cash used in investing activities	$(16,112,557)	$(3,358,326)	$(2,042,689)

See notes to consolidated financial statements.

	2002	2001	2000
Financing Activities
Issuance of long-term debt	$22,662,071	$—	$10,000,000
Payment of costs relative to issuance of long-term debt	(283,507)	—	(442,904)
Payments on long-term debt	(12,981,770)	(287,724)	(10,775,115)
Issuance of Company common stock	36,240	49,645	1,880

Net cash provided by (used in) financing activities	9,433,034	(238,079)	(1,216,139)

Increase (decrease) in cash and cash equivalents	(4,522,290)	963,767	3,646,367
Cash and cash equivalents, beginning of year	10,150,254	9,186,487	5,540,120

Cash and cash equivalents, end of year	$5,627,964	$10,150,254	$9,186,487

Supplemental cash flow information:
Property and equipment acquired by long term debt	$14,687	$—	$—
Property and equipment acquired by accounts payable	$1,098,461	$185,657	$411,405
Issuance of common stock to acquire subsidiaries	$1,141,977	$—	$—
Interest paid, net of amount capitalized	$1,550,379	$1,139,975	$1,331,532
Federal income taxes paid	$160,000	$677,500	$—

Fair value of assets and liabilities acquired:
Current assets other than cash	$268,511
Property and equipment	2,583,136
Other long-term assets	71,195
Intangibles	12,306,853
Accounts Payable	(577,603)
Common shares issued	(1,141,977)

Cash paid net of cash acquired	$13,510,115

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended June 30, 2002, 2001, 2000

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of The Sands Regent and its wholly owned subsidiary Zante, Inc. dba The Sands Regency (“Zante”). Early in 2002, the Company formed Last Chance, Inc. dba Gold Ranch Casino and R.V. Resort (“Last Chance”), and on June 1, 2002, Last Chance acquired many of the assets of Prospector Gaming Enterprises, Inc. and 100% of the stock of California Prospectors, LLP; commonly known as Gold Ranch Casino and R.V. Resort and Gold Ranch Lottery, respectively. Last Chance’s and California Prospectors’ financial results for the month of June 2002 are consolidated into the fiscal year ended, June 30, 2002. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Nature of operations

The Company owns and operates The Sands Regency Casino/Hotel in Reno, Nevada; and, on June 1, 2002 acquired the Gold Ranch Casino and R.V. Resort on Interstate 80, 12 miles west of Reno, in Verdi, Nevada.

As part of the Gold Ranch acquisition, the Company added additional gaming, and gaming support facilities, including food and beverage venues, a California Lottery station, a recently opened 105 space R.V. Park, and a high volume gas station and convenience store. The Gold Ranch property is presented as a separate industry segment under Note 11 — Business Segments. The Company also owns and operates a small slot route service with various locations in the general Reno area.

Gaming operations are subject to extensive regulation by the authorities in Nevada. Additionally, the State of California regulates the lottery operations at the Gold Ranch property. Management believes that the Company’s procedures for supervising gaming operations and recording casino and other revenues comply in all material respects with the applicable regulations.

(c)	Operating revenues

Casino operations represents the net win from gaming activities, which is the difference between gaming wins and losses. The majority of our casino revenue is counted in the form of cash, chips, and tokens and therefore is not subject to any significant or complex estimation procedures. Revenues include the estimated retail value of rooms, food and beverage, other goods and services provided to customers on a complimentary basis. Such amounts are then deducted as promotional allowances. The estimated costs and expenses of providing these promotional allowances are charged to the gaming department in the following amounts:

	Fiscal year ended June 30,
	2002	2001	2000

Lodging	$443,542	$432,056	$368,969

Food and beverage	1,464,469	1,422,028	1,383,996

Other	22,243	41,136	35,108

	$1,930,254	$1,895,220	$1,788,073

Other operating revenue is comprised of casino/hotel ancillary services. Related expenses are included in other operating expenses. The revenues and operating expenses for the gas station and convenience store at Gold Ranch have a separate category — Fuel and convenience store — in both revenues and operating expenses. Fuel revenue related to the convenience store is characterized by low gross profit margins relative to other profit centers, but high dollar volumes.

(d)	Cash and cash equivalents

Cash equivalents include all short-term investments with an original maturity of three months or less. Such investments, carried at cost which approximates market, are readily marketable with no significant investment in any individual issuer.

(e)	Short-term investments

The Company accounts for its short-term investments in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115 — “Accounting for Certain Investments in Debt and Equity Securities”.

(f)	Inventories

Inventories consist primarily of food, beverage, gasoline and operating supplies and are stated at the lower of cost (determined on an average cost basis) or market.

(g)	Property and equipment

Property and equipment are stated at cost. Depreciation and amortization is computed primarily by the straight-line method over the estimated useful lives of the assets. These lives range between 5 to 35 years for buildings and improvements and 3 to 20 years for equipment, furniture, and fixtures. Assets sold or otherwise disposed of are removed from the property accounts and the resulting gains or losses are included in income.

(h)	Capital interest

Interest costs associated with major construction projects are capitalized. When no debt is incurred specifically for a project, interest is capitalized on the amounts expended for the project using our weighted average cost of borrowing. Capitalization of interest ceases when the project or discernible portions of the project are substantially complete. Capitalized interest during the years ended June 30, 2002, 2001, and 2000 was $66,000, $83,000, and $25,000, respectively.

(i)	Debt issuance costs

Debt issuance costs incurred in the connection with the issuance of long-term debt are capitalized and amortized to interest expense over the term of the debt instrument. Debt issuance costs are accrued in other assets on the balance sheet.

(j)	Goodwill and other intangible assets

Intangible assets, which consists of trademarks, trade names, customer database, grandfathered gaming location, and goodwill, represent the excess of the total acquisition costs over the fair market value of net tangible assets acquired in a business combination. Goodwill and other intangibles will be reviewed annually for impairment and if necessary, an impairment loss will be recorded.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)

(k)	Impairment of long-lived assets
The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. The Company does not believe that any events or circumstances have occurred that would require the realization or recognition of an impairment in the three fiscal years ended June 30, 2002.

(l)	Income taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109- “Accounting for Income Taxes”. In accordance with SFAS No. 109, the asset and liability method of accounting for income taxes is utilized whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)	Fair value of financial instruments

The Company calculates the fair value of financial instruments and includes this additional information in the Company’s Notes to Consolidated Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no additional disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved. It is estimated that the carrying amounts of the Company’s financial instruments approximate fair value at June 30, 2002.

(n)	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. The Company maintains cash in bank accounts with balances, at times, in excess of federally insured limits. The Company believes it is not exposed to any significant credit risk on cash, cash equivalents, and short term investments.

(o)	Recent Pronouncements of the Financial Accounting Standards Board (“FASB”) and other authoritative accounting pronouncements

On January 1, 2001, the Company implemented Emerging Issues Task Force (“EITF”) No. 00-22 “Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future”. EITF No. 00-22 requires that players’ club reward program points be reflected as a promotional item and deducted from revenue. Prior to this pronouncement, the Company had expensed the players’ club reward program activity as a gaming expense. Reclassification has been made on the consolidated statements of operations for the fiscal year ended June 30, 2000 to conform to the presentation for the fiscal years ended June 30, 2001 and 2002.

In June 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS’s”), SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”. Together these statements will change the accounting for business combinations and goodwill. SFAS No. 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon the adoption of SFAS No. 142. Amortization will still be required for identifiable intangible assets with finite lives. The Company has adopted the provisions of SFAS No. 141 and SFAS No. 142 in fiscal 2002 and it did not have a material impact on the consolidated financial statements.

Also in June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which is effective for financial statements issued for fiscal years beginning after June 15, 2002. This statement establishes accounting standards for the recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement costs. The Company does not anticipate that the adoption of SFAS No. 143 will have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is effective for financial statements for fiscal years beginning after December 15, 2001, and the interim periods within those fiscal years. This statement addresses financial accounting and reporting for impairment of long-lived assets and for long-lived assets to be disposed of, and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. The Company does not anticipate that the adoption of SFAS No. 144 will have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS No 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. Among other things, this statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, will not be used to classify those gains and losses. Management adopted the provisions of this statement and it did not have a material impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Insured in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Management adopted the provisions of this statement and it did not have a material impact on the consolidated financial statements.

(p)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(q)	Reclassifications

Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform to the 2002 presentation.

NOTE 2 — ACQUISITIONS

On June 1, 2002, Last Chance, Inc. (“Last Chance”), a Nevada corporation and wholly owned subsidiary of The Sands Regent, (the “Company”), completed the acquisition of certain assets (the “Acquired Assets”) of Prospector Gaming Enterprises, Inc., a Nevada corporation (“PGE”), pursuant to an Asset Purchase Agreement, dated as of December 27, 2001 (the “Purchase Agreement”). Further, the member’s interest in California Prospectors, Ltd., a Nevada limited liability company (“California Prospectors”), was also acquired by Last Chance pursuant to the Member’s Interest Purchase and Sales Agreement, dated as of December 27, 2001.

The Company’s consolidated statement of operations for the year ended June 30, 2002, includes the results operations of the acquired entities for the period from June 1, though June 30, 2002.

The purchase price for the Acquired Assets consisted of $2.6 million in cash, 377,083 shares of common stock of The Sands Regent, $5.6 million of assumed debt, which was refinanced, and a promissory note in the amount of $5.6 million made by Last Chance in favor of PGE. The final purchase price was calculated based on EBITDA (earnings before interest, taxes, depreciation and amortization) for the Gold Ranch Casino and R.V. Resort for the twelve months preceding the closing date of the acquisition. The cash paid in connection with the transaction came from invested cash of the Company in the amount of $2.6 million, and borrowings by the Company under a 10-year revolving loan with the Reno Corporate Lending Division of Nevada State Bank.

Condensed balance sheet

The following condensed balance sheet, as of June 1, 2002 (the date of acquisition) discloses the allocation of the purchase price paid to each major asset acquired and major liability assumed:

Current assets	$1,488,639	Current liabilities	$577,361
Property, plant, and equipment, net	2,573,030	Long-term debt	11,860,144

Intangible assets	1,356,400	Total liabilities assumed	12,437,505

Goodwill	10,950,453
Other	253,193

Total assets acquired	$16,621,715	Net assets acquired	$4,184,210

Contingent consideration and purchase options

Also on December 27, 2001, in connection with the Purchase Agreement, Last Chance entered into (i) a Gold Ranch Casino Lease (the “Casino Lease”) with PGE and Target Investments, LLC, a Nevada limited liability company (“Target”) whereby PGE and Target leased the real property on which the Gold

Ranch Casino is located, and certain other real estate to Last Chance, (ii) an Option to Purchase the Gold Ranch Casino Property (the “Casino Option”) with PGE and Target whereby PGE and Target granted an option to Last Chance to purchase the real property on which the Gold Ranch Casino is located, the Gold Ranch premises, California lottery station and the real estate on which it is located, and certain other real property interests in the California lottery station business to Last Chance, (iv) an Option to Purchase All Assets of Gold Ranch R.V. Resort business and Right of First Refusal (the “R.V. Asset Option”) with Gold Ranch R.V. Resort, LLC (“Gold Ranch LLC”) whereby Gold Ranch LLC granted an option to Last Chance to purchase the assets of the Gold Ranch R.V. Resort,(v) a Gold Ranch R.V. Resort Management Agreement (the “Management Agreement”) with Gold Ranch LLC whereby Gold Ranch LLC engaged Last Chance to manage and operate the day-to-day business of the Gold Ranch R.V. Resort, (vi) an Option to Purchase the R.V. Park Property and Right of First Refusal (the “R.V. Property Option”) with PGE whereby PGE granted Last Chance an option to purchase the real property on which the Gold Ranch R.V. Park is located. The Casino Lease, the Casino Option, the Member’s Interest Agreement, the R.V. Asset Option, the Management Agreement, and the R.V. Property Option are referred to collectively as the “Other Agreements”.

There are no contingent payments associated with this acquisition.

Pro forma financial information

The following unaudited supplemental pro forma information is presented for the years ended June 30, 2002 and 2001. For income statement presentation the acquisition was assumed to have occurred at the beginning of the first income statement period presented. For balance sheet purposes, the acquisition was assumed to have occurred on June 30, 2002.

	For the year ended June 30,
	2002	2001

Gross revenues	$52,732	$57,545

Net income	940	1,629

In management’s opinion, these unaudited proforma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 2001.

NOTE 3 — NOTE RECEIVABLE, SALE OF SUBSIDIARIES

In December 1998, the Company closed an agreement selling all of its ownership interest in Patrician, GCI and Artemis, which included a 100% ownership interest in the Copa Casino, for $8.5 million. Upon consummation of the sales transaction, the Company’s net investment in Patrician, GCI and Artemis was $2.2 million which was reclassified as a note receivable, net. The difference to the original $8.0 million face value of the note, after the initial $500,000 payment, represents an unrecognized gain of approximately $5.8 million. Such gain will be recognized by the Company as it receives subsequent payments after recovering the $2.2 million net investment. At June 30, 2002, the balance of the note receivable, net (the net investment) is $323,975. It is estimated that the net amount will be recovered in approximately mid-fiscal 2003. Thereafter, it is estimated that approximately $540,000 will be recognized into income annually until the $8.0 million is paid in full. $180,000 of the note receivable, sale of subsidiaries is reflected as a current asset. The original note, with an original face amount of $8.0 million is payable, without interest, in monthly installments of $15,000 or two percent of gaming revenue, whichever is greater, until paid in full.

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)

NOTE 4 — INTANGIBLE ASSETS

The following intangible assets were identified and allocated a portion of the purchase consideration in conjunction with the Gold Ranch acquisition:

Class	June 30, 2002 Cost

Goodwill	$10,950,453

Grandfathered gaming location	861,400

Trademark	485,000

Other	10,000

$12,306,853

The Company recorded no amortization on the above intangibles, and accordingly, their cost represents their carrying value as of June 30, 2002. The entire amount of goodwill is expected to be deductible for tax purposes.

The Company has not finalized the allocation of goodwill between the reportable units of Gold Ranch as defined under SFAS 131, “Disclosure about Segments of an Enterprise and Related Information”. As of June 30, 2002, no amounts of goodwill or identified intangibles have been amortized, and no impairment loss has been deemed necessary.

NOTE 5 — LONG-TERM DEBT

	June 30,
	2002	2001
Amounts outstanding under a Nevada State Bank, 10 year, $17,000,000 reducing revolving credit facility, collateralized by substantially all property and equipment of Zante, Inc. and furniture, fixtures, and equipment of Last Chance, Inc. The note has a fixed interest rate at 7.17% for five years through 6/1/07. The rate shall be adjusted on 6/1/07 to a new five year fixed rate at 2.40% plus the five year U.S. Dollar Swap Market rate. The loan matures on June 5, 2012 with interest and unpaid principal amounts due and payable	$14,200,000	$—
Amounts outstanding under a subordinated note payable to Prospector Gaming Enterprises, Inc. in the amount of $5,618,734; collateralized by a secondary lien on furniture, fixtures, and equipment. At June 30, 2002, the variable interest rate was 7.25% based on the Prime index, plus 2.5%. This note has a seven year straight-line amortization and matures on June 1, 2007 when the balance of all unpaid principal is due and payable. A portion ($157,000) of this note was assigned by Prospector Gaming Enterprises, Inc. to Rob Medeiros. He is an officer of the Company and former shareholder of Prospector
	5,618,734	—
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
	—	10,000,000
Capital lease obligation; imputed interest at 8.6%; payable in monthly principal and interest payments in the amount of $26,794 over 60 months at which time a one dollar purchase option is exercisable; assets under the capital lease, with an original cost of $1,418,000 and accumulated depreciation of approximately $1,131,000 at June 30, 2001, are included in property and equipment and are being depreciated over their estimated useful lives	—	180,637
Other — Insurance related contract and small equipment financing agreement	56,892

	19,875,626	10,180,637

Less current maturities	849,301	180,637

Long-term portion	$19,026,325	$10,000,000

The bank term loan, a revolving line of credit entered into in May 2002, requires the Company to be in compliance with certain financial and other covenants, restricts future encumbrances, and limits situations where a change in control in the Company may occur. The financial covenants include the

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)

requirement that a minimum EBITDA (earnings before interest expense, taxes, depreciation and amortization) and a minimum tangible net worth be maintained. The Company believes that it is in compliance with the covenants, requirements and restrictions at June 30, 2002.

Long-term debt at June 30, 2002 is payable as follows:

Year ending June 30,	Amount

2003	$849,301

2004	1,406,262

2005	2,506,560

2006	2,505,426

2007	2,502,664

thereafter	10,105,413

Total	$19,875,626

NOTE 6 — STOCK OPTION AND STOCK INCENTIVE PLANS

The Company’s second amended and restated stock option plan provides for the granting of incentive stock options, as well as non-qualified stock options, to executives and key employees. The plan also provides for the grant of non-qualified stock options to independent (non-employee) directors. With respect to grants of stock options to independent directors, the stock option plan provides for the automatic grant of options to purchase 7,500 shares to an independent director on each annual meeting date that such director continues to serve. Further, the Board of Directors may grant an option to purchase up to 25,000 shares upon the appointment of a new independent director. The plan presently permits for the grant of options covering a maximum of 1,100,000 shares of the Company's common stock. The Company has reserved shares to cover these requirements. The plan will continue until the year 2010, unless terminated earlier. Under the plan, the per share exercise price of an option cannot be less than 100% of the fair market value of the shares at date of grant or 110% of the fair market value in the case of incentive stock options granted to stockholders owning more than 10% of the outstanding common shares. The options generally vest 25% to 50% each year after grant for employees and vest in full in one year for grants to independent directors.

The following table summarizes activity of the company's stock option plans:

	Number of Options	Weighted Average Exercise Price

Options Outstanding

Outstanding, July 1, 1999	547,500	$1.57

Options granted	82,500	1.74

Options exercised	(2,000)	0.94

Options cancelled .	(27,000)	1.71

Outstanding, June 30, 2000	601,000	1.59

Options granted	72,500	1.79

Options exercised	(28,000)	1.77

Options cancelled .	(31,000)	1.66

Outstanding, June 30, 2001	614,500	1.60

Options granted	82,500	2.86

Options exercised	(20,000)	1.81

Options cancelled .	(1,000)	1.81

Outstanding, June 30, 2002	676,000	$1.75

Options Exercisable

At June 30, 2000	370,500	$1.65

At June 30, 2001	463,500	$1.57

At June 30, 2002	541,500	$1.61

At June 30, 2002, options to purchase 229,864 shares were available for grant under the stock option plan.

The following table sets forth certain information with respect to stock option grants outstanding at June 30, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$ .88 to $1.69	239,000	6.9	$1.13	201,000	$1.11

$1.81 to $3.00	437,000	6.6	2.09	340,500	1.91

$ .88 to $3.00	676,000	6.7	$1.75	541,500	$1.61

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)

The Company follows the provisions of SFAS No. 123 — “Accounting for Awards of Stock-Based Compensation” which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions where equity securities are issued for goods and services. It defines a fair value based method of accounting for an employee stock based method of accounting for an employee stock option, or similar equity instrument, and encourages such method of accounting for all employee stock compensation plans. As provided by SFAS No. 123, the Company has elected to continue to follow the provisions of APB Opinion No. 25 — “Accounting for Stock Issued to Employees” which measures compensation costs for employee stock compensation plans using the intrinsic value based method of accounting. Accordingly, no compensation cost has been recognized.

The following table indicates the Company’s net income and net income per share assuming that compensation costs for the Company’s stock option plan grants were determined using the fair value based method prescribed by SFAS 123. The table also discloses the weighted average assumptions used in estimating the fair value of each option grant on the date of the grant, using the Black-Scholes option pricing model, and the estimated weighted average fair value of the options granted. The model assumes no expected future dividend payments on the Company’s common stock for the options granted:

	June 30,
	2002	2001	2000

Net income (loss):

As reported	$(188,628)	$1,232,309	$1,491,124

Pro forma	(231,897)	1,178,288	1,409,309

Basic earnings (loss) per share:

As reported	(0.04)	$0.27	$0.33

Pro forma	(0.05)	0.26	0.31

Diluted earnings (loss) per share:

As reported	(0.04)	$0.26	$0.32

Pro forma	(0.05)	0.25	0.31

Weighted average assumptions:

Expected stock price volatility	100.0%	120.0%	100.0%

Risk-free interest rate	2.9%	6.2%	6.1%

Expected option lives	2.6 years	2.2 years	2.6 years

Estimated fair value of options granted	$1.66	$1.10	$1.03

NOTE 7 — FEDERAL INCOME TAXES

The Company’s income tax (provision) benefit consists of the following:

	2002	2001	2000

Current	$201,558	$(435,697)	$(300,249)

Deferred	(69,370)	(159,086)	(371,097)

	$132,188	$(594,783)	$(671,346)

The Company’s effective tax rate differs from the federal statutory rate as follows:

	2002	2001	2000
Federal statutory tax rate	(35.0)%	35.0%	35.0%
Surtax exemption	1.0%	(1.0)%	(1.0)%
General business credits	(7.8)%	(1.3)%	(1.4)%
Other	0.6%	(0.1)%	(1.6)%

	(41.2)%	32.6%	31.0%

The components of the Company’s net deferred federal income tax liability are as follows at June 30:

	2002	2001
Deferred tax assets:

Alternative minimum tax credit	$546,727	$706,302

Accrued expenses	89,912	80,276

Deferred gain	410,094	410,094

Other	13,573	41,220

	1,060,306	1,237,892

Deferred tax liabilities:
Intangibles	(23,246)	—

Property and equipment	(1,980,186)	(2,171,546)

Prepaid expenses	(325,618)	(265,720)

	(2,329,050)	(2,437,266)

Net deferred federal income tax liability	$(1,268,744)	$(1,199,374)

The Company has a March 31 tax year-end.

NOTE 8 — STOCKHOLDERS’ EQUITY

The par value of the Company’s common stock has been restated to $.10 per share in the first quarter of fiscal 2001 which resulted in common stock being increased by $345,000 and additional paid-in capital being decreased by the same amount. All periods presented have been restated.

As of June 30, 2002 and 2001, the Company has authorized 5,000,000, $.10 par value preferred shares of which none were issued and outstanding.

NOTE 9 — EARNINGS PER SHARE

Earnings Per Share are calculated in accordance with SFAS No. 128—“Earnings Per Share”. SFAS 128 provides for the reporting of “basic”, or undiluted earnings per share, and “diluted” earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)

shares outstanding during the period. Diluted earnings per share reflects the addition of potentially dilutive securities which, for the Company, consist solely of stock options. Dilution is determined based upon the assumption that options issued pursuant to the Company's stock option plans (see Note 6) are exercised and repurchased at the average price for the periods presented. The weighted average number of shares outstanding for the calculation of diluted earnings per share, for the years ended June 30, 2001 and 2000 included the dilutive effect of Company stock options to purchase common stock. For the years ended June 30, 2001 and 2000, options to purchase 22,500 and 426,000 shares, respectively, of the Company's common stock were not included because the exercise price exceeded the average market price. For the year ended June 30, 2002, options to purchase 676,000 shares were not included because the Company incurred a net loss for the period.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Long term debt	$19,875,626	$849,301	$3,912,822	$5,008,090	$10,105,413

Operating leases (1)	5,702,084	575,000	1,150,000	1,150,000	2,827,084

Other (2)	1,983,194	172,084	406,230	406,230	998,650

Total	$27,560,904	$1,596,385	$5,469,052	$6,564,320	$13,931,147

(1)
Represents contractual lease obligations on real property in connection with the Gold Ranch acquisition agreement. Amounts reflect a minimum base payment schedule. The lease is subject to escalation based on the property meeting certain revenue thresholds. Management does not believe these thresholds will be met without significant expansion of the gaming facilities.

(2)
Represents management fees due in connection with the R.V. Park at Gold Ranch. The table reflects a scheduled 20% increase effective June 1, 2003, in accordance with the management agreement. Additionally, future amounts payable are subject to adjustment based on changes in interest rates.

Contingencies

The Company is party to various legal actions, proceedings and pending claims arising in the normal conduct of business. Management believes that the final outcomes of these matters will not have a material adverse effect upon the Company’s financial position and results of operations.

NOTE 11 — BUSINESS SEGMENTS

The Company reports business segment information based on geographic location. The following is a breakdown various data by location as of the respective years ended. Gold Ranch information represents one month of operation.

	June 30, 2002	June 30, 2001
Gross revenues less promotional allowances
Sands Regency Casino/Hotel	$32,386,273	$35,763,236
Gold Ranch Casino and R.V. Resort	1,681,145	—

Total consolidated gross revenues less promotional allowances	$34,067,418	$35,763,236

Operating profit (loss)
Sands Regency Casino/Hotel	$1,077,287	$2,946,430
Gold Ranch Casino and R.V. Resort	190,966	—

Total consolidated operating profit (loss)	$1,268,253	$2,946,430

Interest income
Sands Regency Casino/Hotel	$156,814	$394,775
Gold Ranch Casino and R.V. Resort	—	—

Total consolidated interest income	$156,814	$394,775

Interest expense
Sands Regency Casino/Hotel	$1,513,306	$1,154,975
Gold Ranch Casino and R.V. Resort	72,106	—

Total consolidated interest expense	$1,585,412	$1,154,975

Depreciation and amortization
Sands Regency Casino/Hotel	$3,080,679	$2,972,763
Gold Ranch Casino and R.V. Resort	29,859	—

Total consolidated depreciation and amortization	$3,110,538	$2,972,763

Assets
Sands Regency Casino/Hotel	$42,354,251	$47,883,103
Gold Ranch Casino and R.V. Resort	16,789,842	—

Total consolidated assets	$59,144,093	$47,883,103

Additions to long-lived assets
Sands Regency Casino/Hotel	$4,063,919	$4,442,149
Gold Ranch Casino and R.V. Resort	93,154	—

Total consolidated additions to long-lived assets	$4,157,073	$4,442,149

THE SANDS REGENT
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (continued)

NOTE 12 — CONDENSED QUARTERLY RESULTS (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002

Operating revenues	$8,982,000	$7,535,000	$7,551,000	$9,999,000

Income (loss) from operations	915,000	(228,000)	(154,000)	735,000

Net income (loss)	468,000	(252,000)	(379,000)	(26,000)

Net income (loss) per share:

Basic	$0.10	$(0.06)	$(0.08)	$(0.01)

Diluted	$0.10	$(0.06)	$(0.08)	$(0.01)

2001

Operating revenues	$10,136,000	$8,074,000	$7,775,000	$9,778,000

Income (loss) from operations	1,392,000	(75,000)	5,000	1,625,000

Net income (loss)	757,000	(145,000)	(90,000)	710,000

Net income (loss) per share:

Basic	$0.17	$(0.03)	$(0.02)	$0.16

Diluted	$0.16	$(0.03)	$(0.02)	$0.15

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and
Shareholders of The Sands Regent:

We have audited the accompanying consolidated balance sheets of The Sands Regent and subsidiaries (the “Company”) as of June 30, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Reno, Nevada
August 26, 2002

CORPORATE OFFICERS	David R. Wood (1)
Katherene Latham	Executive Vice President, Treasurer,

Chairman of the Board	and Chief Financial Officer

Pete Cladianos, Jr.	Pete Cladianos III (2)

Vice Chairman of the Board	Secretary
Jon N. Bengtson
David R. Wood (1)	David R. Grundy (3)

Executive Vice President, Treasurer,	Louis J. Phillips
and Chief Financial Officer	Larry Tuntland

Pete Cladianos III	PUBLIC ACCOUNTANTS

Secretary	Deloitte & Touche LLP
Reno, Nevada

BOARD OF DIRECTORS
Katherene Latham (2)	SECURITIES COUNSEL

Chairman of the Board	Latham & Watkins
Costa Mesa, California
Pete Cladianos, Jr. (2)

Vice Chairman of the Board	TRANSFER AGENT & REGISTRAR
Ferenc B. Szony	U.S. Stock Transfer Corporation

President and Chief Executive Officer	Glendale, California

(1)	Mr. Wood resigned as Executive Vice President, Chief Financial Officer, Treasurer, and Board member in August 2002.

(2)	Standing for election to the Board of Directors at the November 4, 2002 Annual Meeting.

(3)	Appointed to Board of Directors as part of the terms of the Gold Ranch acquisition. Mr. Grundy will stand for election in November 2003.

FORM 10-K REPORT

A copy of the Company’s Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders without charge by writing to The Sands Regent, Attention: Corporate Offices, 345 North Arlington Avenue, Reno, Nevada 89501.